GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

04045247

September 30, 2004

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

RECEIVED
2004 OCT -4 A 9:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public since the date of its initial application for exemption, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

PROCESSED
OCT 04 2004
THOMSON FINANCIAL

WDF:mk
Enclosures

dlw 10/4

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. News Releases

(a)	General Minerals Announces First Quarter Financial Results and Completion of Four Property Technical Reports: Escalones, Laurani, Monitor and Gold Coin	May 26, 2004
(b)	Monitor Porphyry Copper-Silver Target, Arizona Update: Further Encouraging Results	June 16, 2004
(c)	General Minerals Corporation Identifies Significant Silver Anomaly at Malku Khota, Bolivia	June 25, 2004
(d)	General Minerals Announces Positive Surface Results from Laurani Gold-Silver Property in Bolivia and Reports a Resource Estimate by Prior Lease Holder	September 22, 2004

2. Financial Statements, MD&A, and Annual Information Form

(a)	Annual Information Form	May 19, 2004
(b)	Audited Financial Statements for the year ended December 31, 2003	May 17, 2004
(c)	Management Discussion and Analysis for the year ended December 31, 2003	May 17, 2004
(d)	Interim Financial Statements for the three months ended March 31, 2004	May 17, 2004
(e)	Management Discussion and Analysis for the three months ended March 31, 2004	May 17, 2004
(f)	Interim Financial Statements for the six months ended June 30, 2004	August 12, 2004
(g)	Management Discussion and Analysis for the six months ended June 30, 2004	August 12, 2004
(h)	Report on Gold Coin Property, Cochise County, Arizona prepared by Randall L. Moore, PRG dated May 19, 2004 together with Consent dated May 19, 2004	May 19, 2004
(i)	Report on Laurani Property, Department of La Paz, Bolivia prepared by Kurt T. Katsura, RG dated May 19, 2004 together with Consent dated May 19, 2004	May 19, 2004
(j)	Report on Monitor Property, Pinal County, Arizona prepared by Randall L. Moore, PRG dated May 19, 2004 together with Consent dated May 19, 2004	May 19, 2004
(k)	Report on Escalones Property, Santiago Metropolitan Region, Chile prepared by Kurt T. Katsura, RG dated May 19, 2004 together with Consent dated May 19, 2004	May 19, 2004

3. Annual General Meeting Material

(a)	Notice of Meeting and Information Circular	May 17, 2004
(b)	Form of Proxy	May 17, 2004
(c)	Annual Report with President's Report (included under 2(b) and 2(c))	May 17, 2004

4. Report on Acquisitions (Early Warning Reports)

(a)	Early Warning Report – Quest Capital Corp.	June 22, 2004
(b)	Material Change to Early Warning Report	June 24, 2004

5. Filings with the Toronto Stock Exchange

(a) All news releases referred to under Item 1

(b) All financial statements, MD&A and Annual Information Forms referred to under Item 2

(c) All Annual General Meeting materials referred to under Item 3

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 04-05

General Minerals Announces First Quarter Financial Results and Completion of Four Property Technical Reports: Escalones, Laurani, Monitor and Gold Coin

Trading Symbol: GNM-TSX
May 26, 2004 **Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC") announces the financial results for the First Quarter of 2004. The Company's cash position was $6.7 million at March 31, 2004, an increase of $6.6 million when compared to March 31, 2003 and a decrease of $0.5 million when compared to December 31, 2003. Additionally, the Company has equity investments in two exploration companies, Esperanza Silver Corporation and Lumina Copper Corporation, that at March 31, 2004 had a quoted value of $8.9 million. Working capital at the end of the Quarter stood at $6.6 million. During the Quarter ending March 31, 2003 the Company expended $340,000 on exploration activities. These funds were used primarily to further develop the Monitor and other properties in Arizona and the Laurani and Malku Khota properties in Bolivia. The Company also reacquired the Escalones porphyry copper-gold project in Chile. General Minerals had previously held the property between 1996-2001 during which time it drilled 25 drill holes to its own account and during a joint venture with Asarco.

During the Quarter, technical reports were initiated on the four most promising properties in the Company's portfolio and these reports were subsequently published and publicly filed in May. Reports prepared by two independent, professionally-registered geologists who visited the four properties in March and April were completed on the following properties: Escalones and Laurani in South America and Monitor and Gold Coin in the US. General Minerals now has a total of eleven exploration projects in its portfolio, including seven copper and gold porphyry prospects. Ralph Fitch, President and CEO of the Company, stated that "General Minerals is now well positioned with a strong treasury and with these eleven projects we are moving forward with our exploration plan. Our intention is to provide our shareholders and the resource investment community with a vehicle that maximizes wealth creation through mineral exploration discovery and success". The Company has now started the process of showing its properties to potential joint venture partners, and also expects to announce further exploration updates in the Second Quarter.

During the First Quarter of 2004, the Company entered into two agreements to acquire 51% interests in two newly-incorporated private exploration companies. In the first agreement, the Company acquired a 51% interest in Afghan Minerals Inc.("AMI") for consideration of $250,000, payable in quarterly installments of $50,000, of which $50,000 had been paid as at March 31, 2004. The Company has purchased 1,041,700 units at $0.24 per unit, with each unit consisting of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. AMI will initially be focusing its activities on large, underdeveloped exploration prospects in Afghanistan and recently completed an initial evaluation of several promising prospects.

In the second agreement, the Company acquired a 51% interest in Foundation Resources Ltd.. ("FRL") for consideration of $250,000, payable in quarterly installments of $50,000. The Company has purchased 1,041,700 units at $0.24 per unit, with each unit consisting of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. FRL is now in the process of acquiring copper and gold prospects in Mongolia.

To view the full text of the Company's First Quarter Report, please go to either of the following websites:

www.sedar.com
www.generalminerals.com

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 04-06

June 16, 2004

Trading Symbol: GNM-TSX
Webpage: http://www.generalminerals.com

Monitor Porphyry Copper-Silver Target, Arizona Update:
Further Encouraging Results

General Minerals Corporation ("GMC") is pleased to announce continued encouraging results from the Monitor copper-silver property located in Pinal County Arizona. The property is situated approximately 5 kilometres northeast of Grupo Mexico's (Asarco) Ray porphyry copper complex.

Initial results reported in January (GMC PR 04-02 January 27, 2004) led to the delineation of an area of approximately 2 square kilometres with characteristics suggestive of an underlying porphyry copper occurrence. Subsequent work consisting of additional mapping and sampling has continued to develop and enhance this target.

Continuing work on the property has identified a much larger area which is approximately 2 by 2 kilometres in size that displays characteristics typical of porphyry copper systems with limonite development after sulfide minerals. This area is characterized by fractured Dripping Springs quartzite with hematite, jarosite and goethite developed on the fracture planes. GMC has completed a wide spaced reconnaissance soil grid over approximately two thirds of this area with a total of 170 samples taken. Soil results show elevated metal values, which include anomalous values in copper, lead, zinc and iron over the majority of the area of limonite occurrence. These results are suggestive of a local metal source and further support the potential of an underlying porphyry copper system.

Continued rock chip sampling by GMC has produced results including 0.67% copper and 178 grams per ton silver over 36.6 meters from an open cut in an area located 850 meters south of any results reported in the previous press release. This area is known as the Silverado Zone and is characterized by copper and silver mineralization hosted within fractured Dripping Springs quartzite. Investigation of the outcrop suggests that the area contained primary mineralization of predominantly chalcopyrite which has subsequence been oxidized. With the identification of the Silverado Zone, GMC has now outlined significant mineralization in the following areas which are located within an area of 1500 x 1000 meters:

Sample Numbers	Area	Sample Type	Sample Length meters	Copper %	Silver gpt
47501-08	Saddle area 520 m SW of Monitor	continuous chip samples	48.8	0.61	57
47433-41	Big Cut 200 m ENE of Big Cut	continuous chip samples	54.9	0.78	59

47575-80	Silverado 850 m SSW of Big Cut	continuous chip samples	36.6	0.67	178
47403-04	Merrimac 1000 m E of Monitor	continuous chip samples	10.7	1.94	17
47409-15	Merrimac 1000 m E of Monitor	continuous chip samples	21.3	1.46	66

These results suggest an oxide copper/silver target is present, hosted within the Precambrian sedimentary sequences and located at shallow depths.

GMC has recently applied for seven additional State of Arizona Exploration leases which have been approved. These leases cover an additional 1,035 hectares and are located to the south and west of the existing property under the control of GMC. The new leases to the west are located within 1,400 meters of the Ray Mine complex and add to the overall potential of the Monitor property. The Ray Mine is the second largest producing copper mine in Arizona and last year produced 272.0 million lbs. of copper which was exceeded only by Phelps Dodge's Morenci Mine.

Efforts are continuing to secure a joint venture partner for the further development of the Monitor property. The property has been shown to a number of interested parties.

General Minerals' rock samples were analyzed by ACME Laboratories in British Columbia. ACME is a fully ISO 9002 certified facility. Analyses were carried out by ICP. Mr. Ralph Fitch, President of General Minerals Corporation, is the Qualified Person on the Project as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Mr. Fitch was assisted by Mr. Randy Moore, Professional Geologist number, WA RPG # 1390 also a Qualified Person, and Dr. Jacob Skokan, consulting geophysicist.

For further information, please contact:

Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 04-07

General Minerals Corporation Identifies Significant Silver Anomaly at Malku Khota, Bolivia

Trading Symbol: GNM-TSX
June 25, 2004 Webpage: www.generalminerals.com

General Minerals Corporation ("GMC") is pleased to announce that it has completed the first phase of exploration at the Malku Khota Silver Project, located in west central Bolivia in the Department of Potosi. The Company announced the acquisition of the Malku Khota silver-gold property in September, 2003 (see GMC PR03-09 September 24, 2003).

The Company has completed the initial reconnaissance of its 4,125 hectare property which has included geological mapping and the collection of 1,055 chip samples across the silver-bearing Atocha and Condoriquina sandstones. These chip samples have been taken on a series of 30 long lines across the width of the sandstone units, each line being between 50 and 800 metres apart, covering approximately a 15 kilometre length of the sandstone units. This work has resulted in the definition of an area of approximately 3,500 metres long by 800 metres wide which includes anomalous silver, gold, bismuth and base metal values in continuous chip samples. Within this area there is a well defined zone of 3,450 metres by 263 metres in which anomalous silver values of approximately half to one ounce per tonne have been found over significant widths of continuous chip sampling. This zone is also cut by approximately 50 cross-cutting gold-bismuth veins.

The results are considered significant since similar results at the Atocha Project, 30 kilometres along strike to the north, were often associated with much higher grade silver mineralization at depth. Silver is easily leached from the surface rocks so only low values are expected at surface. Any values greater than 1 to 2 gpt in the sandstone are anomalous and may represent higher grades in the un-leached rock a few metres below the surface. The Atocha Project was sold to Esperanza Silver Corporation in 2003. At Atocha GMC found widths of several metres of anomalous sandstone at surface which lead to the discovery of grades of greater than 500 gpt silver subsurface. At Malku Khota the Company has identified widths of up to 263 metres with anomalous silver over a strike length of 3,450 metres. These surface results, such as 228 metres of 40 gpt silver, are interpreted as indications that at Malku Khota silver mineralization is disseminated throughout a large thickness of the Atocha and Condoriquina sandstone units over a substantial strike length and that important higher grade mineralization may start just a few metres down immediately beneath the location of the channel samples.

The following table lists the averaged results from the anomalous silver zone:

Sample Line	Distance Between Sample Lines	Width Metres	Silver Grade gpt	Antimony Grade Gpt	Comment
93050		200	18	188	Includes: 4 m @ 133 gpt Ag
	300				
92850		47	63	295	Includes: 13 m @ 128 gpt Ag
	300				
92550		228	40	288	Includes: 30 m @ 170 gpt Ag
	250				
92375		52	24	128	
	200				
92200		54	4	27	Includes 2.5 m @ 13 gpt Ag
	450				
Mf		19	14	55	Includes 5.5 m @ 29 gpt Ag
	350				
91600		63	7	25	Includes 20 m @ 10 gpt Ag
	500				
91200		50	11	16	
	350				
90990		70	21	98	
	100				
Ma1 – c1		16	314	990	Includes: 2 m @ 1,160 gpt Ag
	50				
90870		69	40	270	
	100				
90750		48	26	139	Includes: 13 m @ 50 gpt Ag which includes 2 m @ 131 gpt Ag
	500				

90300		263	11	11	Includes: 2 m @ 108 gpt Ag; & 4 m @ 61 gpt Ag; & 3 m @ 73 gpt Ag

As at Atocha these anomalous silver values are also associated with anomalous values in lead, copper, zinc, antimony and bismuth.

The following table lists twenty four cross-cutting gold veins located in the central part of the property located between the sample lines 91600 and 92200:

Samples Number	Width (m)	Gold (gpt)	Lead (%)	Antimony (ppm)	Bismuth (ppm)
78548 + 78549	1.1	9.5	0.1	238	>10,000
Includes 78548	0.3	33	0.15	714	>10,000
78591	0.75	3.8	1.2	1215	3720
78800 + 78801	1.8	1.5	0.6	1484	>10,000
77820	0.75	2	0.3	6640	5580
78550 + 78551	1	5.1	0.03	>10,000	>10,000
Includes 78550	0.4	12.9	0.05	>10,000	>10,000
78546	1	6.5	0.1	667	550
78783 + 78784	1.7	3	0.4	685	4,676
Includes 78783	0.8	5.5	0.5	868	6,850
78781 + 78782	1.6	1.1	0.4	356	4,489
78540 + 78541	3.6	1.6	0.3	129	493
Includes 78540	1.2	4.6	0.6	254	1,045
78536 + 78537	2.3	1.3	0.4	713	>10,000
Includes 78536	0.7	3.9	0.9	1,735	>10,000

Further north, in an area between the sample line 92375 and 92550, a 90 metre wide zone contains a number of high grade silver veins:

Samples Numbers	Width (m)	Gold (gpt)	Silver (gpt)	Lead (%)	Bismuth (gpt)	Antimony (gpt)
78593	0.65	5	1455	0.6	>10,000	>10,000
78598	0.7	0.4	1070	0.7	>10,000	>10,000
78597	0.7	0.6	830	0.4	5,650	6,850
78600	1	0.9	394	0.3	>10,000	1,050

These results indicate good potential for a large disseminated deposit of silver mineralization which would include layers of high grade silver mantos and cross-cutting gold-bismuth veins.

The company will continue to define drill or tunneling targets to investigate the subsurface and at the same time will be initiating discussions with potential joint venture partners.

Samples are collected under the supervision of the geologist in charge of the mapping and sampling program who ensures the quality of the samples taken and confirms the correct numbering of the samples. These samples are then transported by company personnel to the ALS Chemex laboratory in Oruro, Bolivia which does not have an ISO certification at this time. Only the sample preparation is carried out in Oruro. The analysis for gold is by fire assay ("FA") using a 30 gm sample and other elements are assayed by ICP 34 element analysis which is carried out in the ALS Chemex laboratory in Vancouver, an ISO 9001:2000 certified laboratory. Five percent of the samples were reanalyzed for control purposes at Acme Laboratories in Santiago, Chile and Vancouver

Mr. Ralph Fitch, President of General Minerals Corporation, is the Qualified Person on the Project as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Mr. Fitch was assisted by Mr. Felipe Malbran, Vice President of South American Exploration for GMC.

General Minerals Corporation is a Canadian base and precious metals exploration company focusing its activities in North and South America and currently has eleven projects in its portfolio. At March 31, 2004, the company had Cdn$16.7 million in cash and securities with no debt. It currently has 8.9 million shares issued and outstanding and the shares trade on the Toronto Stock Exchange under the symbol: GNM. For further details on General Minerals Corporation please visit the company's web site at www.generalminerals.com.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 04-08

General Minerals Announces Positive Surface Results from Laurani Gold-Silver Property in Bolivia and Reports a Resource Estimate by Prior Lease Holder

Trading Symbol: GNM-TSX
September 22, 2004 **Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC") is pleased to provide the following update on its exploration activities at the Laurani gold-silver property near La Paz, Bolivia. Geological mapping has now been completed over an area of 4.5 square kilometres of the 10 kilometre diameter caldera complex, which hosts the high sulphidation gold-silver mineralization. This geological setting has many similarities to the El Indio Gold District in northern Chile. Laurani was first acquired by the Company in October 2003 (see GMC PR03-10, Oct 2, 2003). GMC presently holds 100% interest in 1,720 hectares in the area.

GMC's detailed surface sampling and mapping together with drilling and underground sampling by others support an earlier resource estimate by United Mining Corporation, a US company ("UMC"). GMC's exploration indicates upside potential for extensions to the "underground" resource previously estimated by UMC and indicates new areas with the potential for open-pittable mineralization.

On the completion of four years of exploration in 1991, UMC completed a global estimate of resources for a portion of the known vein systems covering an area of approximately 700 by 300 metres. The report was written by a US professional geologist at that time and was based on 23 RC (reverse circulation) holes and 283 surface and underground rock chip samples. The estimate included 12 veins and was projected to 150 metres depth. The estimate was as follows:

A tonnage estimate of 1,894,000 tonnes with an average grade estimate of 2.41 gpt gold, 169 gpt silver and 1% copper. The average vein width was 2.15 metres with a minimum of 1 metre. This is equivalent to approximately 147,000 oz. of gold, 10 million oz. of silver and 42 million pounds of copper.

This estimate provides a good indication of the type of mineralization that likely underlies areas with similar surface expression and assays, as mapped and sampled by GMC, that were not included in the original resource estimate.

GMC has a copy of the report that includes the resource estimate signed by a professional geologist but does not have the original assay sheets or details of the estimation methodology. Therefore, the Company cannot verify the resource or comment on whether the estimate made prior to National Instrument 43-101 is in the categories presently required and may not be in compliance with the current standards and GMC is not relying on these estimates.

GMC has collected five hundred channel samples over the surface expressions of a number of vein systems, including those previously sampled by UMC and subsequently sampled by Corriente Resources Inc. that explored parts of the property between 1996 and 1998. GMC's work indicates that the veins included in the UMC resource extend beyond the areas included in their resource and that several new areas include many small veinlets that may have potential for open-pittable mineralization. Examples of channel samples across the surface

expression of some of these veins, within andesite porphyry and dacite, in the northern part of the property, include values such as the following:

Vein	Sample No	Width metres	Gold gpt	Silver gpt
San Geronimo Vein				
	77995	1.5	16.3	401
	77990	3	3.8	96.1
	77831	2	9.45	690
	77856	2	10.19	461
	79509	3	4.07	573
	77832	3	2.21	150
	77993	3	4	111
Average of 53 samples			1.362	74
20 of these samples were:			>0.5	
11 of these samples were:				>100
Tatal Pata Vein a parallel vein 200 m to the south				
	77815	1.2	18.246	24
	77821	4	1.115	74
	77796	1.2	0.84	837
	79532	0.6	6.53	607
	79510	3	1.91	16
	77756	2.5	3.35	103
Average of 181 samples			0.534	44
29 of these samples were:			> 0.5	
27 of these samples were:				> 100
Carnavalito Vein 300 m further to the south				
	77516	0.5	3.6	93
	77513	0.4	1.9	323
Average of 22 samples			0.29	32
5 of theses samples were:			>0.5	
3 of these samples were:				>100

These results are similar to those reported by earlier explorationists but cover a larger area. Surface samples in this geological environment are often partially leached of metals, particularly silver, and thus actual values a few metres below the surface may be higher. UMC reported that in the two localities where they developed a tunnel to intersect a drill hole to compare the grade between the large tunnel sample and the drill hole sample, that the large tunnel sample had a substantially higher grade than that reported in the drill hole. The gold grade was 1.1 to 11 times as high as that reported from the RC drilling and the silver grade was 4 to 5.3 times as high. This is due to mineralization being washed out of the drill hole sample during the drilling process. GMC found the same type of correlation during its drilling at its Atocha Silver Project in Bolivia, which it subsequently sold to Esperanza Silver Corporation.

GMC's detailed mapping and sampling indicate that the San Geronimo vein system extends for 1,500 metres and possibly for a further 800 metres under gravel cover. The Tatal Pata vein system extends for 800 metres and the Carnavalito system for 600 metres. The longest vein segments included in the UMC resource estimate were 400 metres on the east end of the San Geronimo vein system, 570 metres on the Tatal Pata vein system and 250 metres on the Carnavalito vein system. Thus the potential exists for extensions to mineralization both along strike and to depths greater than 150 metres. A portion of the west end of the San Geronimo system has been mined to as deep as 200 metres and there are limited shallow workings on a portion of the Tatal Pata vein system dating back to Spanish Colonial times and a few exploratory tunnels on the Carnavalito system. Importantly prior underground sampling by Corriente Resources shows downward continuity of mineralization in an unmined portion of the Tatal Pata system. The tunnels from which sampling data are available are 100 to 180 metres below the surface outcrop and results are shown in the following table:

Tatal Pata Vein in the Intermedio Tunnel	Sample No	Width metres	Gold gpt	Silver gpt	Cu %
	208008	1.0	2.063	227	0.58
	208009	0.5	13.605	467	1.5
	208010	0.7	35.965	>500	5.0
	208011	0.6	7.985	>500	6.6
	208012	0.45	1.577	127	0.25

200 metres ENE

Tatal Pata Vein in the Santo Cristo Tunnel	Sample No	Width metres	Gold gpt	Silver gpt	Cu %
	208067	0.80	2.818	>500.0	1.4
	208068	0.50	5.611	>500.0	3.9
	208069	0.40	1.432	>500.0	2.7
	208070	0.50	1.759	333.0	13.1

200 metres WSW

Tatal Pata Vein in the Carmen Tunnel	Sample No	Width metres	Gold gpt	Silver gpt	Cu %
	207703	0.88	5.500	42	0.24
	207704	1.3	6.000	182	0.43
	207705	0.8	1.917	>500.0	4.3
	207706	0.9	1.033	75	1.7

GMC believes that these northern vein systems are attractive underground targets for bonanza grade gold-silver mineralization and also for more disseminated open-pittable mineralization in portions of the Tatal Pata and Carnavalito vein systems where multiple veins and veinlets have been mapped. The Company is presently evaluating reopening the "Intermedio" level to allow for underground sampling and the development of several cross-cuts to allow for precise sampling across the vein system.

In the southern portion of the property, approximately three kilometres south of the Tatal Pata Vein in an area called Millokawa, there are a number of small adits of limited size which exhibit excellent evidence of veinlet

mineralization within porphyritic dacite. The Company's sampling of these adits has included values such as the following:

Area: Millokawa	Sample No	Width metres	Gold gpt	Silver gpt
	77986	0.8	1.045	4,515
	77980	2.0	0.08	1,753
Average of 40 samples			0.055	173
13 of these samples were:			> 0.4	
18 of these samples were:				> 100

There is a substantial area of approximately 0.5 by 1.5 kilometres with the potential for similar type mineralization in the area adjacent to Millokawa. GMC believes that this area represents a high priority target. Initially, the Company will be carrying out further detailed geological mapping and sampling in this area to ascertain its potential.

The Company is presently showing the property to prospective joint venture partners.

The Company is very pleased to announce that Mr. Randall Moore has joined the Company as U.S. Exploration Manager, and Dr. Jacob Skokan has rejoined the Company as Chief Geophysicist.

General Minerals remains well funded with no debt. At the end of the Second Quarter, June 30, 2004, the Company was in a strong financial position and reported cash of $5.9 million and working capital of $5.8 million. The Company also had equity investments in Esperanza Silver Corporation and Lumina Copper Corporation which at June 30, 2004 had a combined quoted value of $6.5 million.

The gold analyses at Laurani were performed by Atomic Absorption by ACME Labs in Santiago, Chile and other elements were analyzed by ICP at ACME, Vancouver. Mr. Ralph Fitch, President and CEO of General Minerals Corporation, is the Qualified Person on the Project as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Mr. Fitch was assisted by Mr. Felipe Malbran, Vice President Exploration, South America.

A Laurani geological map showing locations mentioned in this press release has been posted on the Company's web site at www.generalminerals.com.

For further information, please contact:

Richard Doran
VP, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

RECEIVED
2004 OCT -4 A 9:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GENERAL MINERALS CORPORATION

Annual Information Form

May 19, 2004

TABLE OF CONTENTS

ITEM 2. CORPORATE STRUCTURE

General Minerals Corporation (the "Company" or "GMC") was incorporated under the laws of Canada as 3061213 Canada Inc. by articles of incorporation dated August 19, 1994. By articles of amendment dated September 29, 1994, the Company changed its name to General Minerals Corporation. By articles of amendment dated October 31, 1994, the Company amended its authorized capital to create special shares as a new class of shares. By articles of amendment dated June 17, 2003, the Company consolidated its issued and authorized common shares on a one-for-ten basis. See "Additional Information – Description of Share Capital". In this document, references to the Company or GMC mean General Minerals Corporation and its subsidiaries, unless the context otherwise requires or indicates.

The Company's registered office is 700-2nd Street S.W., Suite 1200, Calgary, Alberta, T2P 4V5. The head office is located at 580 Hornby Street, Suite 900, Vancouver, BC V6C 3B6.

The following is a list of the direct and indirect active subsidiaries of the Company as at December 31, 2003, indicating the place of incorporation or organization of each such subsidiary and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by the Company.


General Minerals Corporation (Canada)
100%
100%
Colorado General Minerals Corporation (Delaware)
General Minerals Corporation Limited (Bermuda)
100%
100%
100%
100%
100%
Cascabamba Ltd. (Bahamas)
G.M. Campana Ltd. (Bahamas)
Productora Ltd. (Bahamas)
Malku Khota Ltd. (Bahamas)
Laurani Ltd. (Bahamas)
100%
100%
100%
100%
Compana Minera General Minerals Peru S.A (Peru)
Compania Minera Productora (Chile)
Compania Minera Malku Khota (Bolivia)
Compania Minera Laurani (Bolivia)

All amounts that are presented in this annual information form are in Canadian dollars unless noted otherwise. Unless otherwise indicated, all share amounts have been restated to give effect to the one-for-ten share consolidation which occurred in June 2003.

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS

The Company is an international mineral exploration company that acquires, explores and develops mineral properties, primarily copper, silver and gold in South America and the U.S.A. The Company acquires properties for exploration and development. It will maintain the property interest or divest itself of that interest based on results achieved and prevailing economic conditions. To diversify risk and to give shareholders maximum exposure to the potential of mineral discovery, the Company also forms majority owned exploration subsidiaries with groups of entrepreneurial geologists.

The Company was formed in August 1994 and acquired its first three properties in September 1994. The Company completed its initial public offering in November 1995.

Three-Year History

In November 2000, the Company completed a private placement with Ranger Minerals Ltd. ("Ranger") and in February 2001, completed, with the approval of its shareholders, a second private placement with Ranger. Following these private placements, Ranger held approximately 51.6% of the then issued and outstanding shares of the Company. Gross proceeds from these transactions amount to $5.5 million and were used to continue drill testing of certain projects in Chile and for general corporate purposes. In connection with the second private placement, shareholders consented to the redemption of their rights issued under the Company's shareholder rights plan previously established in 1998.

During 2001, the Company reduced or terminated its interests in various properties for a variety of reasons. Exploration work continued at Escalones (Chile), Productora (Chile), Vizcachitas (Chile), Atocha (Bolivia) and Towerbeck (China). Exploration results at Escalones were encouraging; however, the Company was unable to conclude a joint venture arrangement and thus did not renew its lease and relinquished its rights to the property. At Productora, exploration results were disappointing and the Company did not renew its leases on the property. At Vizcachitas, the Company reduced its land position in order to focus on the project's core area that contains many of the drill holes containing the higher-grade mineralization. At Towerbeck in China, based on results of a drill program, the Company terminated its interest.

Also in 2001, the Company acquired lease/options on three properties located in eastern Bolivia containing evidence of tantalum and mica mineralization, carried out an extensive sampling program and set up a washing plant which processed a number of 50 to 100 tonne samples. The results were positive with grades of 35-45% tantalum oxide being achieved.

Also in 2001, in an effort to reduce ongoing costs, all of the Company's employees in North and South America were laid off and management compensation was reduced. In addition, certain executive officers resigned.

In late 2001, the Company announced that it would focus on the commercial possibilities of developing the tantalite and mica properties in Bolivia and consider North American oil and gas opportunities. The Company also announced that it would continue to pursue selling or joint venturing its Vizcachitas copper project in Chile, its Atocha silver project in Bolivia and its Towerbeck gold project in China. The Towerbeck property was subsequently dropped in February 2002.

During 2001, the Company sold 791,934 shares of Trend Mining Company for net proceeds of approximately $0.4 million. The remaining 616,961 shares of Trend Mining Company were sold in February 2002 for net proceeds of approximately $196,542. These shares were obtained from Trend Mining as part of the lease/sale agreement on the Lake Owen property in Wyoming, which the Company subsequently sold to Trend Mining.

During 2002, the Company continued exploration on the Rio Blanco portion of its tantalum properties, where it located anomalous gold and tantalum.

At Atocha, the Company completed a program of regional channel sampling of Atocha sandstone, the host to the mineralization. Results were positive and indicated the presence of anomalous silver at a number of locations within approximately 10 km of strike length.

In March 2002, the Company signed its first oil and gas agreement in the Denver Basin in Nebraska. Seismic and other information was obtained over an area of approximately 288 square miles and leases over 1,288 acres. During 2002, two drill targets were upgraded through the completion of a soil gas survey which confirmed the anomalous nature of the two drill targets.

In September 2002, the Company completed a private placement of 3,000,000 pre-consolidation common shares for gross proceeds of $300,000. The shares were purchased by Ranger and by Ralph Fitch, the President and CEO of GMC.

In November 2002, the Company signed an agreement with Sterling Exploration for the lease of two properties, the Gold Coin epithermal gold property and the Dragoon porphyry copper prospect, both located in south-eastern Arizona. Reconnaissance exploration of both properties produced encouraging results.

In January 2003, the Company issued a convertible debenture to Ranger in the principal amount of US$150,000 which was subsequently drawn in full by the Company and used for further exploration work, project development and general corporate purposes. In the first quarter of 2003, the debenture was converted in full into 2,435,768 pre-consolidation common shares of the Company. At this time, due to the persistent weak price of tantalum, the Company withdrew from all its tantalum properties to focus on the Atocha silver project.

In May 2003, the Company entered into a loan agreement with Quest Investment Corporation ("Quest") and issued a promissory note in the principal amount of US$300,000. Proceeds were used for general corporate purposes, including further exploration work and project development. The loan was repaid in full in June 2003. As part of this loan financing, Quest was issued a warrant to purchase 100,000 common shares of the Company at any time on or before December 31, 2004 upon payment of $1.50 per share.

In July 2003, the Company signed a lease agreement for the Malku Khota sandstone hosted silver-gold property in Bolivia and claimed 15 km of strike of the sandstone in its own name. At about this time the Company also dropped all its interests in oil and gas exploration in the Denver Basin in the USA having refocused on mineral exploration.

In September 2003, the Company signed a lease agreement covering the Monitor porphyry copper-silver prospect in Arizona and a second lease on the Laurani high sulphidation gold-copper-silver system in Bolivia.

In December 2003, the Company signed lease agreements on three early stage porphyry copper prospects in Arizona (Mine Wash and Markham Wash) and New Mexico (Gold Hill), and the Merritt lease covering 3 claims in the Monitor prospect area.

During December 2003, the Company entered into an agreement with Esperanza Silver Corporation ("Esperanza") to exchange its ownership interests in the Atocha silver property, Bolivia, for 4 million common shares, representing approximately 19.3% of Esperanza's outstanding shares at the time, and 4 million common share purchase warrants and a payment of US$50,000. Each warrant is exercisable to

acquire one common share of Esperanza at a price of $1.05 per share on or before December 23, 2005. The Company recognized a loss of $878,961 on this transaction.

During December 2003, the Company entered into an agreement with Lumina Copper Corporation ("Lumina") to exchange its ownership interests in the Vizcachitas copper project, Chile, for 500,000 common shares, representing approximately 5% of Lumina's outstanding shares at the time, and 500,000 common share purchase warrants. Each warrant is exercisable to acquire one common share at a price of $3.20 per share on or before December 19, 2007. The Company recognized a loss of $1,948,134 on this transaction.

In January 2004, the Company purchased a 51% interest in Afghan Minerals Inc. ("AMI") which will focus on mineral exploration in Afghanistan. In March 2004, the Company also purchased a 51% interest in Foundation Resources Ltd. which will focus on exploration in Mongolia.

In March 2004, the Company reacquired the Escalones porphyry copper-gold project in Chile. The Company had previously held the property between 1996-2001 during which time it drilled 25 drill holes on its own account and during a joint venture with Asarco.

In April 2004, the Company signed a lease on an early stage copper-gold skarn Oro prospect in New Mexico.

The business plan approved by the Board on January 20, 2004 includes those sectors of exploration that were detailed in the 2003 Annual Report. That is, the Company will continue to carry out in-house exploration with a focus on exploration for the discovery of copper porphyry, gold and silver prospects. These prospects will be acquired and early stage exploration completed, at which time joint venture partners will typically be sought. The Company has expanded its exploration base through the acquisition of majority interests in private companies run by groups of entrepreneurial geologists in diverse geographic areas.

The exploration business is a high risk business. The Company plan is designed to reduce this risk through exposure to a large number of exploration opportunities with discovery potential. The attractiveness of any exploration properties both to potential partners and the market depends substantially on whether metal prices are at an attractive level and rising. The present market environment is one of higher metal prices; however, this can change rapidly due both to market sentiment and the economy.

Each of the Company's major properties and investments are discussed in more detail under the heading "Item 4: Narrative Description of the Business – Properties".

ITEM 4. NARRATIVE DESCRIPTION OF THE BUSINESS

The Company presently holds interests in eleven properties located in Bolivia, Chile and the USA. The properties include the Malku Khota silver-gold, Laurani gold-silver-copper and Diamante Azul copper projects in Bolivia; the Escalones copper-gold-molybdenum prospect in Chile; and the Dragoon, Gold Coin, Oro, Monitor, Mine Wash, Markham Wash and Gold Hill properties in the USA. These properties are at varying stages of exploration. The most advanced project is Escalones, where the Company together with its then joint venture partner, Asarco, drilled 25 diamond drill holes that intersected plus one percent copper in skarns and included the important last hole number 25 which intersected mineralized porphyritic intrusives. At Laurani in Bolivia a prior explorer has drilled a number of holes some of which intersected interesting grades in gold and silver. At Malku Khota in Bolivia prior mining on seven levels indicated the extent of the gold-silver mineralization. Similarly prior mining at the Monitor property in the USA indicates the presence of widespread copper-silver mineralization. At the remaining properties a limited amount of reconnaissance geology, geochemistry and geophysics has been completed.

The Company also forms or invests in majority owned exploration subsidiaries with groups of entrepreneurial geologists. To date, it has completed two of these investments, the first with Afghan Minerals Inc. which is headed by Mr. Hassan Alief who previously had been the Director of Mineral Surveys in Afghanistan. AMI will focus on acquiring interests in base and precious metal deposits in Afghanistan. The second investment was in Foundation Resources Ltd. which is headed by Dr. Chris Osterman. Dr. Osterman has had a number of years of experience exploring for base and precious metals in Mongolia, the area of focus of this new company.

The Company also holds shares and warrants of substantial value which it obtained in exchange for its interests in its Atocha silver project in Bolivia and the Vizcachitas copper project in Chile. The Company received 4,000,000 units consisting of a share and a warrant of Esperanza Silver Corporation in exchange for the Atocha property and 500,000 units consisting of a share and a warrant of Lumina Copper Corporation in exchange for the Vizcachitas copper project.

PROPERTIES

Laurani (Bolivia)

The Laurani gold-silver prospect is located in the Department of La Paz in western Bolivia, approximately 127 kilometres ("km") south of the capital of La Paz. The total property position controlled by the Company consists of approximately 1,750 hectares ("ha"). The land is held as Pertenencias and Concessions. These can be maintained indefinitely by paying annual dues in January of each year. The fee is US$1.00 per ha for the first five years which rises to US$2.00 per ha in the sixth year. Copper-silver-gold was mined historically from three principal areas: San Geronimo, Tatal Pata and Carnavalito, within a zone of strong surface alteration measuring approximately two km by two km. This zone of alteration lies within a large collapsed, stratovolcano caldera complex measuring approximately 10 km across. The Company's total land package covers the entire volcanic complex.

The Company, through its indirect, wholly owned Bolivian subsidiary, Compania Minera General Minerals (Bolivia) S.A., entered into an option agreement dated September 3, 2003 and then in December, 2003 transferred the property to its wholly owned subsidiary Compania Minera Laurani ("CML"). The option agreement (the "Soria Agreement") relates to the entire 1,750 ha land package. Pursuant to the Soria Agreement, the Company has the right for a period of 5 years from September 3, 2003 to purchase the claims at any time upon payment to the owner of US$1,200,000, provided that each of the annual or biannual payments as required under the option have been paid as of the date of the claim purchase. If the claims are purchased all future annual and biannual payments are cancelled. If the claim purchase is made at the end of the 5 year period, the total annual and biannual payments would be $230,000. The initial annual payment of $5,000 was made on September 3, 2003. Additional payments are required as follows:

-US$ 7,500, 12 months from the effective date of the option agreement.
-US$ 7,500, 18 months from the effective date of the option agreement.
-US$ 15,000, 24 months from the effective date of the option agreement.
-US$ 15,000, 30 months from the effective date of the option agreement.
-US$ 30,000, 36 months from the effective date of the option agreement.
-US$ 30,000, 42 months from the effective date of the option agreement.
-US$ 60,000, 48 months from the effective date of the option agreement.
-US$ 60,000, 54 months from the effective date of the option agreement.

The Company is required to pay all amounts required to protect and maintain the mineral rights in the area of the property. If CML undertakes production during the option period then it must pay a 4% Net Smelter Return ("NSR") royalty or the annual or biannual payment, whichever is the larger. After purchase of the claims, no royalty is payable.

The properties are located at 3,800-4,000 metres ("m") elevation in rugged terrain that protrudes above the flat Altiplano and are accessed by the main Bolivian highway between La Paz and Oruro and the final few km by poor quality gravel roads, approximately 35 km south of Patacamaya. The climate includes a rainy season between December and March; however, the property is accessible for exploration year round.

A Technical Report dated May 19, 2004 in respect of the Laurani prospect prepared by Mr. Kurt Katsura, P. Geo., an independent geologist, has been filed on SEDAR and can be found at www.SEDAR.com.

History

Copper-silver mineralization was discovered and mined prior to the Spanish Colonial times with limited production as recently as 1975, primarily from underground mining of sulphide veins. Between 1987 and 1991, United Mining Corp. completed 23 reverse circulation drill holes and a program of limited surface and underground sampling. The Company does not have access to this information but it is reported that United Mining identified a resource of two million tonnes of oxide gold ore averaging 2.5 grams per ton ("gpt") gold, 220 gpt silver and 1% copper within the area of the previously mined gold veins. Between 1992 and 1994 Emicruz, a subsidiary of RTZ, completed a program of mapping, sampling, geophysical surveys and drilled six core holes on the property. The Company does not have access to this information.

Between 1996 and 1998, the property was under lease to Corriente Resources Inc. ("Corriente"). This company undertook an extensive mapping, sampling, geophysical and drilling program that identified a number of mineralized areas, including silver mineralization in the Cerro Alunita area. The majority of the work conducted by Corriente focused on Cerro Alunita, and their positive results in this area were not followed up with further drilling. A program of fifteen reverse circulation holes (4,412 m) was carried out during June and July 1997 by a joint venture between Corriente Resources Inc. and Ascot Resources Ltd. both Vancouver based companies. The results include an intersection of 14 m @ 322 gpt silver at Cerro Alunita and two intersections in the San Geronimo and Carnavalito areas of 2 m @ 2.5 gpt gold and 4 m @ 1.6 gpt gold.

General Minerals announced the acquisition of the Laurani silver-gold-copper target in October, 2003. Geological mapping has been completed within the central portion of the property and 365 channel and chip samples have been collected. Only a portion of the results have been returned to date, but they include encouraging information. To date, 32 samples have returned values greater than 1.0 gpt gold with the two highest surface vein samples assaying 18.25 and 10.20 gpt gold. Silver values have included 37 samples with greater than 100 gpt silver.

Geological observations suggest there is potential for gold vein mineralization within the 1.5 square kilometre ("sq km") Tatal Pata area, and that there is good potential for near surface silver mineralization and a large, deeper porphyry copper target in the one sq km area known as Cerro Alunita. These mineralized targets are situated within the 10 km wide, near circular, collapsed caldera feature.

Geological Setting

The geological setting at Laurani is similar to Newmont Mining Corporation's million plus ounce Kori Kollo gold mine which is located approximately 55 km to the southeast in a similar geological setting. At Laurani, the main mineralized veins occur within an extensive alteration zone measuring approximately two km in diameter. Veins on the property were mined for silver, gold and copper from Pre-Colonial times to as recently as 1975, and the underground workings extend to a depth of approximately 200 m below their apex. The principal veins are the San Geronimo, San Salvador, and Carnavalito, which locally converge and contain numerous sub parallel and crosscutting subsidiary veins. The gold values (as reported by Corriente during the period when they optioned the property) within the veins appear to increase with depth from an

average of 0.6 gpt at surface to a high of 35.9 gpt over 0.7 m at a depth of approximately 70 m within existing tunnels in the San Geronimo vein system. Several hundred metres to the south of the San Geronimo system is a second vein system called Tatal Pata that is also gold bearing. Approximately one km to the south of Tatal Pata, an elongate ridge consisting of quartz-alunite altered rocks is present. A prior exploration company, Corriente reported a drill intercept of 14 m averaging 323 gpt silver and 0.1 gpt gold from this area known as Cerro Alunita. Both of these targets represent excellent exploration targets for significant gold-silver mineralization at Laurani.

The Laurani gold-silver-copper prospect occurs within a 10 km wide mid-Miocene volcanic complex composed of a variety of andesitic to rhyodacitic intrusives and volcanic flows, tuffs and breccias. Large areas of pervasive and structurally controlled argillic alteration occur in areas of coalescing veins, such as in Tatal Pata, and are associated with the extensive silicification and allunite, as at Cerro Alunita. The mineral assemblage of the principal veins are reported to consist of quartz, barite, enargite, and tennantite/tetrahedrite, and combined with the presence of extensive allunite alteration at Cerro Alunita indicates that Laurani is an acid sulphate system, with the potential to host bonanza-style mineralization, such as encountered at El Indio, Chile or Summitville, Colorado.

Exploration and Mineralization

Geological mapping has been completed within the central portion of the property and 365 channel and chip samples have been collected. Only a portion of the results have been returned to date, but they include encouraging information. To date, 32 samples have returned values greater than 1.0 gpt gold with the two highest surface vein samples assaying 18.25 and 10.20 gpt gold. Silver values have included 37 samples with greater than 100 gpt silver. Geological observations suggest there is potential for gold vein mineralization within the 1.5 sq km Tatal Pata area, and that there is good potential for near surface silver mineralization and a large, deeper porphyry copper target in the one sq km area known as Cerro Alunita. These mineralized targets are situated within the 10 km wide, near circular, caldera feature.

The work was carried out by Edwin Mateo, geological consultant under the supervision of Felipe Malbran, Vice President of Exploration-South America for GMC. Mr. Ralph Fitch, President of GMC is the Qualified Person on the Project.

Sampling and Analysis

Three hundred and sixty-five channel and rock chip samples have been collected and analysed for gold, silver and base metals. The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. Samples are collected under the supervision of the geologist in charge of the project who ensures the quality of the samples and the correct numbering of the samples. These samples are then transported by Company personnel to ALS Chemex laboratory in Oruro, Bolivia for sample preparation processing and then sent by courier to ACME laboratories in Santiago, Chile for fire assay and atomic adsorption analysis and then are sent to ACME, Vancouver for ICP analysis. Results are checked by re-analysis of 9% of the samples by ACME laboratories in Chile who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. The Chilean laboratory is not ISO 9001:2000 certified, however the Vancouver laboratory has ISO 9001:2000 certification. When results are received they are checked for their geological reasonableness and the field locations are cross-referenced with assay sheet sample numbers to check accuracy. The analysis procedure used was gold fire assay on a 30 gm sample and ICP 30 elements. All the results (Ag, Cu, Mo, Pb & Zn) over the detection limits were re-analysed by Atomic Adsorption ("AA").

Expenditures

Exploration costs at Laurani totalled $14,129 in 2003, the year of acquisition.

The Company is presently completing a geological mapping and surface sampling program.

Malku Khota (Bolivia)

The Malku Khota silver-gold prospect is located in the Department of Potosi, west central Bolivia, approximately 100 km southeast of Oruro. The Company has acquired an option covering 1,175 ha in this historic area of silver-gold production and, in addition, has claimed a large area covering the potential strike extension to the mineralization. In total, the Company has rights to approximately 4,125 ha covering 15 km of strike. The land is held as Concessions. These can be maintained indefinitely by paying annual dues in January of each year. The fee is US$1.00 per ha for the first five years which rises to US$2.00 per ha in the sixth year. The property is reached by gravel road from the town of Oruro and is accessible all year round. There is a rainy season between December and March.

The historic workings, some of which date back to Colonial Spanish times, are located within the same sandstone units that host silver mineralization at the Atocha high-grade silver project (see GMC press release regarding Esperanza Silver Corporation, PR 03-08, September 22, 2003). At Malku Khota, much of the early mining activity appears to have focused on high-angle gold veins and fracture systems that crosscut the sandstone-hosted silver mineralization. A majority of the recently sampled areas in the project area show few indications of prior prospecting or mining activity away from the known veins.

In July 2003, the Company acquired the property through its indirect, wholly owned Bolivian subsidiary, Compania Minera General Minerals (Bolivia) S.A., and then in December 2003 transferred the property to its wholly owned subsidiary Compania Minera Malku Khota S.A.("CMMK"). The Company entered into an option agreement dated July 30, 2003 (the "Kempff Option") which agreement relates to 47 cuadriculas covering 1,175 ha. Pursuant to the Kempff Option, the Company has the right for a period of 5 years from July 30, 2003 to purchase the claims upon payment to the owner of US$255,000, or US$120,000 if this amount is paid prior to 24 months from the effective date. US$20,000 has been paid to date. Additional payments, pursuant to the Kempff Option are due as follows:

On or before 24 months from the effective date of the option agreement the Company may choose to:

1. pay US$100,000 in total payment of all option payments, or

2. continue annual payments with the next payment due 36 months from the effective date:

   -US$15,000, 36 months from the effective date of the option agreement.
   -US$20,000, 48 months from the effective date of the option agreement.
   -US$200,000, 60 months from the effective date of the option agreement.

The Company is required to pay all amounts required to protect and maintain the property. A 1% NSR is payable on all production. This NSR can be purchased at any time for $500,000. CMMK may carry out production during the option period.

On 5 of the 47 cuadriculas a prior water right exists which gives the holder a first right on the property such that CMMK would be required to have a further agreement with the holder of the water rights to mine on these 5 cuadriculas.

The Company also has beneficial ownership of a further 2,950 ha to the south of and adjoining the Kempff land, which is not subject to the agreement but forms part of the property.

History

Exploration, prior to GMC's involvement, indicates that mining has occurred on 11 separate high-angle structures on 7 levels since the late 1800's. Historical reports indicate that surface gold-silver veins include assays of between 2.0 and 47 gpt gold and 27-1500 gpt silver. Sampling from the manto-form mineralization included an assay of 0.9 gpt gold and 537 gpt silver over 0.45 m. This prior surface exploration was carried out by Geoexplorers Bolivia and Compania Minera La Rosa. Reports in the possession of GMC include results from approximately 100 vein and wall rock samples from the historic district. Approximately 40% of these samples assayed greater than 1 gpt gold. The reports indicate that analyses were carried out by Bonder Clegg in Bolivia and the Inti Raymi laboratory in Bolivia, using the fire assay method.

Geology and Mineralization

The Malku Khota project is set in a very similar geological setting to the Atocha Project. The Mesozoic sandstones, which host Atocha, are part of a 1,500 m thick, westerly-dipping thrust wedge lodged between Palaeozoic sediments to the east and the west. The Mesozoic thrust-bound block can be divided into an upper, limestone unit of the Cretaceous El Molino Formation, which is underlain by dominantly red, fine-grained sandstones of the Cretaceous Chaunaco Formation, the base of which includes a member which represents the early stages of a marine transgression, that we refer to as the Atocha sandstone. The Jurassic to Cretaceous Ravelo Formation occurs below the Atocha sandstone and consists of buff-colored, well-sorted, aeolian, quartz sandstone. At Malku Khota the best silver mineralization appears to occur in the coarser sandstones within the Ravelo Formation and is present over significantly greater widths than are observed at Atocha, where the main silver mineralization appears to be related to the early Cretaceous rifting event and possibly associated with exhalative activity. A similar style of mineralization is observed at Malku Khota, with an additional stage of later crosscutting gold and silver vein and fracture style of mineralization which may be attributed to a later intrusive event in the area. The mineralization is interpreted as related to exhalative processes related to the Cretaceous rift, or to later basin dewatering processes that brought metal rich fluids into the permissive sandstones where metal was deposited. These styles of mineralization can occur over very large areas as is evidenced by the presence of anomalous silver over approximately 60 km from north of the Atocha project to Malku Khota.

GMC has collected numerous channel samples across representative sections of the target sandstone unit exposed along the ridge shown in the photograph below. Many of these lines of surface channel samples are anomalous in silver. One of the most encouraging widths of anomalous silver mineralization sampled to date is along section 92300 where 39 m averaged over 140 gpt silver. This is a very high value for surface samples based on previous experience at the Atocha Project.

Section Number	Width in Metres	Silver gpt	Highest Grade Interval
90750	26	36	includes 2m @ 131 gpt
90300	22	24	includes 2m @ 108 gpt
92300	39	140	includes 15m @ 206 gpt
92550-1	19	18	-
92550-2	8	17	-
93050	9	72	includes 4m @ 133 gpt

The exploration work was carried out by two consulting geologists, Mr. Luis Parra and Mr. Juan Pablo Contreras under the supervision of Mr. Felipe Malbran, Vice President South American Exploration. Mr. Ralph Fitch, President of GMC is the Qualified Person on the Project..

Sampling and Analysis

The Company has established procedures with respect to its sampling programs to minimize the possibility of sampling and assaying errors. Samples are collected under the supervision of the geologist in charge of the mapping and sampling program who ensures the quality of the samples taken and confirms the correct numbering of the samples. These samples are then transported by Company personnel to the ALS Chemex laboratory in Oruro, Bolivia which does not have an ISO certification. Only the sample preparation is carried out in Oruro. The analysis for gold by fire assay ("FA") using a 30 gm sample and for ICP 34 elements is carried out in the ALS Chemex laboratory in Vancouver, an ISO 9001:2000 certified laboratory. Results are checked by re-analysis of 9% of the samples by ALS/Chemex laboratories in Vancouver, who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. When results are received they are checked for their geological reasonableness and the field locations are cross-referenced with assay sheet sample numbers to check accuracy.

Expenditures

Exploration costs at Malku Khota totalled $27,023 in 2003, the year of acquisition.

The Company is presently completing a program of geological mapping and sampling.

Diamante Azul (Bolivia)

The Company also continues to hold an interest in Diamante Azul, located in Bolivia. This small, 50 ha property is approximately 90 km east of the Chilean border, and approximately 150 km west of the regional centre of Oruro. The land is held as Concessions. These can be maintained indefinitely by paying annual dues in January of each year. The fee is US$1.00 per ha for the first five years which rises to US$2.00 per ha in the sixth year. The property was acquired as part of the earlier Azurita project. The project is accessed by dirt road which may be impassable for part of the rainy season between December and March. The Company's exploration of this property has been limited to date, but surface sampling of the outcropping mineralization returned an average grade of 4.73% copper in the oxide and chalcocite-bearing mineralization over a true width of 11.5 m. No work was carried out at Diamante Azul in 2003 or 2002. Several local miners are interested in potential lease arrangements to allow them to mine the copper oxide mineralization exposed at surface.

Escalones (Chile)

The Escalones copper-gold-molybdenum porphyry and skarn prospect is located in the Metropolitana Region in central Chile, approximately 97 km south-east of Santiago. The total property position controlled by the Company consists of 4,689 has. This land is held as Exploitation concessions which can be maintained indefinitely by paying annual dues in March of each year, of approximately US$5.00 per ha. The Company has acquired an option covering the entire land package. The Company previously held similar mineral rights in the period 1996-2001. The property contains both copper-gold skarn and copper-gold-molybdenum mineralization as was demonstrated by drilling by the Company in the 1996-2001period. The property was dropped during 2001 due to the poor economic environment, low copper prices and high ongoing option payments.

The Company, through its indirect, wholly owned Chilean subsidiary, Compania Minera Productora S.C.M. ("CMP"), reacquired an interest in the property by entering into an option agreement dated February 26, 2004 (the "Boezio Option"). Pursuant to the Boezio Option, the Company has the right for a period of 5 years from February 26, 2004 to purchase the claims upon payment to the owner of US$4,975,000, of which US$30,000 has been paid to date. Additional payments, pursuant to the Boezio Option, are due as follows:

-US$45,000	May 31, 2004
-US$100,000	June 30, 2005
-US$50,000	December 31, 2005
-US$300,000	June 30, 2006
-US$500,000	June 30, 2007
-US$950,000	June 30, 2008
-US$3,000,000	June 30, 2009

The Company is required to pay all amounts required to protect and maintain the property during the option period. There is a 2% NSR if the price of copper is greater than US$0.75 and a 1% NSR if the copper price is less than US$0.75. The NSR may be purchased for US$3,000,000 within the 5 years following the exercise of the Boezio Option and US$5,000,000 after 5 years of the exercise of the Boezio Option.

The prospect land position is near the headwaters of the Rio Maipo, eight km west of the border between Chile and Argentina. Prior to the construction of a gas pipeline and associated service road, there was no access to the property except by horseback or helicopter. The pipeline road passes through the southern part of the property and provides easy access from Santiago. The terrain is rugged and much of the prospect area is covered by glacial moraine and scree. Mountain glaciers occur from 4,000 to 4,700 m elevation in the northern part of the property, north of any presently known mineralization. Known mineralization on the property is exposed in two main prospect areas known as Escalones Bajo and Escalones Alto. Escalones Bajo occurs at an elevation of 3,400 m above sea level, while Escalones Alto occurs 1.5 km to the east at an elevation of approximately 4,000 m. The Company constructed several roads to allow access to both Escalones Bajo and Escalones Alto. During the winter from late May to December most of the area is snow covered, making exploration difficult, however, this would not preclude mining.

A Technical Report dated May 19, 2004 in respect of the Escalones prospect was prepared by Kurt Katsura, P. Geo., an independent geologist, has been filed on SEDAR and can be found at www.SEDAR.com.

History

Seven geological reports pertaining to Escalones, dating between 1907 and 1979, have been located and reviewed. The only production history from the property is contained in a report dated 1926 that reports a total production of 15.4 tonnes at a grade of 12% copper for the month of April 1926. A report written in 1925 details the geology and mineralization at Escalones and it appears, from these descriptions, that all of the old tunnels and surface workings that are observed on the property today were completed by that date. The largest of the underground workings, the Socavon Grande, in what is now referred to as the Escalones Alto sector of the prospect, is approximately 40 m long while the next longest is eight m long. It appears that since 1926 no exploration or mining on the property have been carried out, prior to GMC's acquisition of the property rights.

During the latter months of 1996 and early 1997, General Minerals conducted geologic mapping and sampling on the property and initiated building bulldozer roads to provide access to the area between Escalones Alto and Escalones Bajo. Channel sampling of the road cuts and surface outcrops was also conducted. Heavy winter snowfalls during 1997 prevented fieldwork from commencing until February 1998, when further geological mapping was continued, while bulldozer access to Escalones Alto was completed. A total of 36 km of Self Potential ("SP") geophysical surveys were completed and 310 additional channel samples of road cuts and bulldozer trenches were collected. A permanent camp facility with space for approximately 30 persons, an office, sample preparation and core logging facilities, and warehouse storage were completed at lower elevations above the confluence of Quebrada Escalones and the Rio Maipo, near the western boundary of the property.

The 1998-99 field season included an intensive program of road and trench building, geophysical surveys, field geological mapping, and diamond drilling. Following completion of the access road construction, diamond drilling at Escalones Alto began in November 1998 and continued through March 1999. During the first year of drilling, a total of 9 drill holes were completed, totalling 4,434 m of core. Other activities carried out during the 1998-99 field season included structural mapping of the prospect, regional scale mapping of the Escalones district, radiometric age dating of various intrusive rock units, fluid inclusion studies from selected rock samples, detailed geological logging of the drill core, preliminary environmental and hydrological studies.

The 1999-2000 field season commenced in November 1999 and ended in late April 2000. The field program primarily focused on completing drill access roads on the eastern side of Escalones Alto, continued diamond drilling activities and interpreting the geochemical and geological results from prior work. A total of 14 additional holes were completed during the season, totalling 5,725 m, for a total of 23 holes and 10,159 m of diamond drilling. The primary focus of the drilling was in the Escalones Alto sector, and only two holes were completed elsewhere that targeted geophysical anomalies. Approximately 16 km of access roads were completed during the season, bringing the total 46 km of road building completed to date, the majority requiring continuous blasting to provide access on the eastern side of Escalones Alto.

During the 2000-2001 field season, a two-hole diamond-drilling program totalling 1,200 m was carried out during February and March 2001. One of these holes, ES-25, was targeted on the potential porphyry style mineralization underlying the flat meseta located between Escalones Alto and Escalones Bajo and intersected porphyry-style mineralization over much of its length.

No exploration sampling or analysis was carried out in 2003.

Geology and Mineralization

The Escalones prospect is a large, approximately six sq km area of hydrothermal alteration and exposed surface-outcroppings of copper mineralization located within the Central Chilean Porphyry Belt, a North-South linear trend of large copper porphyry deposits which includes El Teniente, Los Bronces, Andina, and Las Pelambres. The mineralization initially observed at Escalones occurs as metasomatic or skarn-type mineralization hosted by calcareous sediments above or adjacent to an intrusive porphyry system. At Escalones, copper was mined in the 1920's due to its high grade, (>10% copper), from exposures that protrude along prominent ridges at Escalones Alto and Escalones Bajo. In addition to skarn mineralization, recent drilling by General Minerals has shown that mineralization is also present as stockworks hosted in a sequence of non-calcareous pelitic hornfels, which underlies the skarn, and as disseminated and stockworks hosted by a number of intrusive rock lithologies, ranging from stock-size bodies to abundant dykes and sills. The last hole drilled to date, ES-25, intersected porphyry style mineralization hosted by granodiorite and diorite in the area between Escalones Alto and Escalones Bajo, indicating that porphyry and skarn mineralization targets are both present in the project area and may be genetically related.

The Escalones zone of hydrothermal alteration has been superimposed on a sequence of Mesozoic calcareous and pelitic sedimentary strata and red-bed units, which have been involved in a complex series of structural events, including folding and displacement by both thrust and normal faulting, which has deformed and juxtaposed the sedimentary package such that older stratigraphic units now overlie younger units in a complex arrangement. The sedimentary units were then intruded by a series of andesite dikes and sills, and a later sequence of stocks and plugs related to an evolving porphyry intrusive complex. A potassium-argon age date was determined from a sample of biotite-hornblende andesite porphyry from Escalones Alto by a third party laboratory, returning an age of 8.2 + 0.3 million years. Another sample of granodiorite was dated at 6.7 million years old by Geochron laboratories. These dates correspond with the age of the other intrusions

associated with major porphyry copper deposits in this part of Chile, including: El Teniente - 4.6 to 7 million years; Los Bronces - 5.1 to7.3 million years; and Los Pelambres - 9.7 million years.

Fluid inclusion analyses of a sample of granodiorite between Escalones Alto and Escalones Bajo, performed by a third party laboratory, showed that the inclusions possess characteristics that correspond to those associated with the upper parts of porphyry copper deposits, including the presence of chalcopyrite daughter minerals within the inclusions. This data reinforces the interpretation that the Escalones project is underlain by a mineralized porphyry system.

Geological mapping carried out by the Company, combined with SP geophysics, indicates that the historically-known mineralization at Escalones Alto and Escalones Bajo, separated by approximately 1.5 km of moraine and talus cover in the E-W direction, is part of a much larger hydrothermal system. The limits of this system, using both SP and surface observations of hydrothermal alteration and mineralization, outline a very large exploration target measuring approximately four sq km in area, and remain open to the east and southeast.

At least two styles of mineralization have been mapped at the surface and in drill core at Escalones, and a third may be inferred from other known porphyry deposits in the region, these include:

a) Metasomatic, or skarn mineralization hosted by calcareous and pelitic sedimentary rocks surrounding the intrusive porphyry system, which have been thermally altered and are typically contain high grade copper (>2%), with molybdenum and gold credits. This mineralization is present in the Escalones Alto area and has been intersected in a number of drill holes;

b) Porphyry style bulk tonnage copper, molybdenum and gold mineralization, represented by disseminated, stockwork veining and hydrofractures in biotite hornfels and intrusive stocks, dykes and sills. At Escalones, this style of mineralization was intersected in hole ES-25.

c) High grade veins, stockworks, or fracture zones may be present at depth, cutting the granodiorite and dacite intrusives as a "main-stage" of porphyry mineralization. The "upper level" manifestation of this style of mineralization may have been displaced or dismembered by recurrent and post-mineral movement along structures, such as the fault at Escalones Bajo, or could lie beneath the broad alteration area and talus in the Mancha Amarilla.

The first two styles of mineralization constitute major exploration target at Escalones. The third potential style of mineralization is hypothetical, but could be present as a component of the larger porphyry system.

Geophysical Surveys

A total of approximately 8 sq km of SP geophysical surveys have been completed to date over much of the Escalones prospect. The results of this work have proven to be a valuable tool for exploration at Escalones because anomalous values appear to correspond to mapped extent of hydrothermal alteration, and therefore, can be used to project the limits of the system beneath talus and areas of limited outcrops. Furthermore, highly anomalous values have been shown to be spatially related to copper sulphide mineralization and suggest areas of high sulphide mineral concentrations within the overall hydrothermal system.

Results of the SP surveys indicate that a strong self potential anomaly measuring approximately four sq km in area, in which values range from -200 to -900 millivolts or lower, are associated with the surface area of hydrothermal alteration and known copper mineralization. The anomaly has in part been confirmed by observations made from the surface and in drill intercepts. Furthermore, strongly anomalous zones of SP

response occur east of the area drilled to date at Escalones Alto, indicating the potential for the continuity of skarn mineralization that may extend down-dip to the east into the area of the Rio Arguelles.

Geochemical Sampling

The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. Samples are collected under the supervision of the person in charge of the sampling program who ensures the quality of the samples and the correct numbering of the samples. These samples are then transported by either trusted Company personnel or public transport to the specified public laboratory. Results are checked by re-analysis and or analysis of samples with known composition. When results are received they are checked for their geological reasonableness and the field locations are cross-referenced with assay sheet sample numbers to check accuracy.

Surface exploration has included an intensive program of surface sampling, primarily channel sampling of fresh rock exposures in road cuts and trenches excavated by bulldozer. On the basis of this sampling, a large area at Escalones Bajo was determined to host highly anomalous copper in an area of old workings, while at Escalones Alto, channel sampling of road cuts confirmed that high-grade copper values are associated with the skarns. Some of the more significant results obtained during the first field season include values such as 170 m averaging 0.51% copper and 32 parts per million ("ppm") molybdenum, and 237 m averaging 0.08% copper and 38 ppm molybdenum. Any molybdenum values greater than 10 – 20 ppm are a good indication of porphyry mineralization.

Results of the channel sampling from mineralized skarns exposed in underground workings and in outcrops at Escalones Alto indicated that significant copper grades can occur in both the garnet and magnetite skarn facies, and that higher gold values appear to be associated primarily with the magnetite-rich skarn. The best assays obtained from the sampling of the underground workings during the first field season included values such as 0.8 m averaging 1.86% copper and 13.93 gpt gold and 11 m averaging 1.98% copper and 0.21 gpt gold.

During the 1999-2000 field seasons, additional high grade copper-(gold) mineralization was encountered in Escalones Alto and extended the anomalous road cut area identified in the previous season further to the northeast. These results included twenty five metre of 2% copper, 2 gpt gold and 17 gpt silver within an 81 m channel sample interval that averaged 1.54% copper and 0.74 gpt gold. This section of the new road cut at Escalones Alto traverses the core area of the magnetite-bearing skarn. These surface results demonstrated the existence of high grade skarn mineralization starting at or near the surface at Escalones Alto and very anomalous copper-molybdenum values in surface rubble several kilometres to the west, probably related to an underlying porphyry intrusive occupying the large area between the two widely separated geochemical anomalies.

Drilling

Diamond drilling began at Escalones Alto in November 1998, and the last hole was completed in 2000. A total of 25 core diamond holes were completed, including: 21 holes in the Escalones Alto sector; one hole in the Escalones Bajo area; one hole on the western side of the granodiorite stock; and one hole drilled beneath the Meseta into the porphyry intrusion. The drill program indicates that the surface mineralization at Escalones Alto is the tip of an important body of copper-gold-silver mineralization.

The first drill hole ES-1 intersected skarn and porphyritic intrusive-hosted copper mineralization beginning at the surface. The highest copper grades occur in the uppermost 377 m of the hole, where the mineralization is hosted by skarn and porphyritic intrusive bodies. The highest 1.0 m sample assayed 4.65% copper from within the uppermost interval of skarn. The upper 377 m interval averages 0.63% copper. Excluding the 102 m total thickness of lower-grade sills and dykes, the average grade of the remaining 275 m

is 0.80% copper. The mineralization within the upper 77 m occurs principally as disseminated chalcopyrite in magnetite-rich skarn, and as oxides within an adjacent intrusive sill. These mineralized units are underlain by 300 m of intermixed metosomatically altered sediments, highly-altered porphyritic intrusions, and younger dykes and sills. Between 377-548 m, to the bottom of the hole, the volume of intrusive-hosted, porphyry-style alteration and mineralization appear to increase, with visible chalcopyrite and bornite observed, and grades typically varying from a trace to 0.4% copper. This hole is representative of the type of mineralization found in holes ES-1 through ES-24, although only a few of the holes had intervals of similar width and some of the holes did not intersect the skarn mineralization.

Hole ES-25, located on the Meseta to the south and west of Escalones Alto, was the first hole drilled into the mineralized porphyry system. The hole intersected hydrothermally altered granodiorite and diorite containing porphyry-style, vein-hosted and disseminated chalcopyrite, bornite and molybdenite mineralization, along with highly anomalous gold values. This was the first and only hole to explore the porphyry hosted mineralization at Escalones. The mineralized zone begins at a depth of 55 m beneath the moraine cover on the Meseta. Results from drill hole ES-25 included the following mineralized intervals:

From	To	Cum. length metres	Copper %	Molybdenum ppm	Gold g/t
65	358	293	0.36	12	0.091
includes					
197	288	91	0.50	12	0.103
includes					
262	285	23	0.68	6	0.128

ES-25 is located several hundred metres west of the nearest drill hole that intersected skarn mineralization, and is almost a kilometre east of the mineralization exposed in road cuts at Escalones Bajo, which have yet to be drill tested. This hole has great significance with respect to the possibility that Escalones hosts a large mineralized porphyry copper-molybdenum-gold system.

Samples were analyzed by Acme Laboratory located in Santiago, Chile. Silver and gold were analyzed using fire assay and the AA (Atomic Adsorption) method while copper was analyzed by AA. The Acme Laboratory in Santiago is not currently certified. However, Acme Analytical Labs Ltd. in Vancouver, the head office, is fully ISO 9001:2000 certified. Dr. Lawrence A. Dick, Executive Vice President, Exploration for General Minerals Corporation at the time, is the Qualified Person on the Escalones Project as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Dr. Dick has been assisted by Mr. Felipe Malbran, now Exploration VP for GMC's South American projects.

Interpretation of Exploration Results

Based on surface sampling, channel sampling, trench sampling, and 25 diamond drill holes completed to date, the surface extent of the higher grade, copper-gold-magnetite skarn mineralization in the "core area" of Escalones Alto measures 100 m by 250 m before dipping beneath cover. This high grade mineralization is surrounded by strongly mineralized garnet skarn with a drill-indicated lateral extent of approximately 350 m by 200 m and is still open to the north, south and west. This whole package of mineralization, which has an interpreted true thickness of approximately 200 m to 300 m, dips to the east at 60 degrees and has been followed subsurface down-dip to a depth of approximately 500 m below the surface in hole ES-7. This package of mineralization has been intersected in hole ES-1 from surface to 378 m (down-hole), hole ES-5 from 6 to 548 m, hole ES-7 from 11 to 514 m and the hole ES-16 from 193 to 399 m. The current geological interpretations continue to be refined utilizing the data from the geophysical surveys, detailed logging of the 25 drill holes and results from the road channel sampling. The data indicates that the prospect has significant potential for hosting copper mineralization with the following geological conclusions reached to date:

1) Within a "core area" of the Escalones property, which remains open, and is currently defined by holes ES-1, 5, 7, 10, 16, and 23, a block of higher grade copper-gold-silver mineralization has been identified in which substantial drill intersections have grades of 0.7% to greater than 1% copper and a gold credit over significant widths. This zone, as currently defined, occupies approximately 350 m of N-S strike length in the host carbonate sequence. The down-dip extension of the "core area", to the east of the collars of ES-1 and ES-10, has yet to be located by drilling. It is suspected that lateral displacement on a major N-S-striking fault, just east of the collar of ES-1, may have played an important role in offsetting the higher grade "core area".

2) Over a much larger area of approximately 600 m by 1,200 m, copper mineralization has been identified over narrower widths within the same package of rocks. Although narrower widths were intercepted, some of the drill holes, which have tested this mineralization outside of the "core area", have returned high grades, such as ES-11, located approximately 400 m south of ES-1, which intersected 5.0 m grading 4.13% copper, 0.49 gpt gold and 15 gpt silver. These grades are comparable to those currently being mined underground at mines in Chile. The potential for high-grade mineralization is very high, and a prime target at Escalones continues to be the expansion of this "core area" of mineralization.

3) Results of drill hole ES-25 indicate that the skarn mineralization is spatially, and likely genetically, related to porphyry style mineralization as observed to be hosted by the granodiorite and diorite. The porphyry mineralization observed in ES-25, suggests that a large mineralized porphyry system may be present at depth, containing bulk mineable ores primarily for copper with significant gold credits. At present only one drill hole has explored this potential target on the Escalones property. This mineralization represents a prime target at Escalones.

Expenditures

Exploration costs at Escalones totalled $2,121,426 in 2000 and $3,001,000 in 1999. Of these costs, $2,202,300 and $1,484,400 were funded by Grupo Mexico Asarco in 2000 and 1999, respectively. No exploration costs were incurred in 2002 or 2003.

Monitor (United States)

The Monitor property is located in the Dripping Springs Mountains, approximately 5 km northeast of Grupo Mexico's Ray porphyry copper mine 15 km southeast of the newly discovered Resolution deposit, and 100 km east of Phoenix, within Pinal County, Arizona. In total, the Company has rights to approximately 785 ha. The property is accessed from the Dripping Springs road off Highway 77, and then on unimproved road for 5 km to the prospect. The site is accessible all year; however, there is some snow between December to February and it can be hot in June to September period when temperatures can reach 35-40^{0}C.

The Company subsidiary, General Minerals Corporation, a Delaware Corporation ("GMCD"), entered into an option agreement dated September 10, 2003 (the "Randolph Lease") relating to 66 lode claims and four (4) State of Arizona Exploration Mineral Leases. The property encompasses a total of 802 ha. A Claim Maintenance Fee must be made on or before September 1, of each year. These payments are made in advance of the current assessment year. The fee is US$100 per claim. Arizona Mineral Exploration Permits (Mineral Leases) cost US$2.00 per acre for the first two years and US$1.00 per acre for the third, fourth and fifth years, and require proof of actual exploration expenditures by receipts, bills, etc. to the Department no later than the filing date for application renewal, at the following rates:

1st & 2nd year	US$10 per acre per year
3rd, 4th & 5th year	US$20 per acre per year

The Randolph Lease agreement gives the Company the right for a period of 10 years from July 30, 2003 to purchase the claims upon payment to the owner of $1,000,000 within 5 years or $1,500,000 if after 5 years. To maintain this right, the Company must make the following lease payments, of which US$15,000 has been paid to date. A $10,000 bonus payment was made on December 1, 2003 on signing the Lease. Additional payments, pursuant to the Randolph Lease are due as follows:

Payment Date	Payment	Alternative payment
On or before March 1, 2004	US$15,000	Paid
On or before March 1, 2005	US$15,000	Or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days.
On or before March 1, 2006	US$20,000	Or the equivalent number of shares of GMC based on the average closing price the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds $100,000 in value based on the average closing price for the preceding 20 trading days.
On or before March 1, 2007	US$20,000	Or the equivalent number of shares of GMC based on the average closing price the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds $150,000 based on the average closing price for the preceding 20 trading days.
On or before March 1, 2008	US$30,000	Or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds $200,000 based on the average closing price for the preceding 20 trading days.
On or before March 1, 2009	US$30,000	Or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds $300,000 based on the average closing price for the preceding 20 trading days.
On or before March 1, 2010 and each anniversary of this Date thereafter during the term of the lease a minimum advance royalty will be paid	US$50,000	

Notes:

(i) All such minimum advance royalty payments are offset and credited against any production royalties that may become due in the year of payment or in any later years, until fully recovered.

(ii) All payments in shares will at the time payment is due be dependant on the approval of the GMC Board and all governing authorities including the Toronto Stock Exchange.

(iii) On or before any payment date, if GMC intends to pay with shares, GMC will deliver a letter indicating its intentions to pay with shares. GMC will then have 30 days to secure

authorization and deliver the share certificates. If GMC is unable to obtain authorization it may pay in cash or terminate this Agreement at its sole option.

(iv) If any or all of the Merritt claims (Admiral Dewey, Silverado 1 and Silverado 2, AMC Numbers 327977, 289242 and 327964), located within the area of interest, are in good standing and if GMC completes an agreement with respect to any or all of these claims, then GMC may reduce the rental and advance royalty payments, to Lessor, by 30%.

The lease may be extended for up to 30 years if payments are continued. The leased lands are subject to a NSR royalty of 3% for precious metals and 2% for base metals if mined on the surface and half this amount if mined underground. These royalties are payable on all properties not held by third parties within the area of interest of the initial agreement which was one half mile from the boundary of the original claims. Land within the area of interest which is leased from third parties is subject to 0.5% NSR royalty.

On December 10, 2003, the lease was amended to include a larger area of interest. The additional area of interest includes land between the original half mile and one mile from the perimeter of the original claims and is subject to a 0.25% NSR royalty.

There is also a 10% NSR royalty on any production from existing dumps on the property.

The Company has an exclusive right to negotiate the purchase of the royalties at any time.

In addition, GMCD entered into an option agreement dated December 24, 2003 (the "Merritt Lease") relating to three (3) claims. The property encompasses a total of 25 ha. Pursuant to the Merritt Lease, GMCD has the right for a period of 10 years, which period may be extended to 30 years, to purchase the claims upon payment to the owner of US$150,000.00 or US$50,000 for each claim purchased. To maintain these rights GMCD must make annual lease payments on or before January 1 of each year of US$3,000 or US$1,000 for each claim retained. The cost of these payments may be deducted from payments payable under the Randolph Lease.

The Company is required to pay all amounts required to protect and maintain the property.

A Technical Report dated May 19, 2004 in respect of the Monitor prospect, prepared by Randall Moore, P. Geo., an independent private consultant, has been filed on SEDAR and can be found at www.SEDAR.com. The exploration on the property was carried out by Mr. Randall Moore under the supervision of Mr. Ralph Fitch, President of GMC who is the Qualified Person for the Project.

History

Historical records indicate that copper and silver mineralization were discovered and exploited in the mid- to late- 1800's through the development of small underground workings, the most productive of which was the Monitor Mine. As recently as 1960-1970, additional underground mining took place at the historic Monitor mine and from small open cuts and pits at several locations across the GMC property.

Review of historical data obtained from the Arizona Divisions of Mines indicates production grades of 1.89% Cu and 6.61 ounce per ton ("oz/t") Ag based on smelter returns between 1944 and 1956. The property was held by the Hagen family of Globe, Arizona from the 1940's through the 1990's when it became available to staking. Data from this time period is scarce though some drill results have been obtained. Most of the holes were shallow, 50 to 100 feet in depth, and were drilled at close spacing (~15 m) to define shallow mineralization hosted within the shale sequences. These areas were later extracted as small pits and open cuts and are located at the Saddle Zone, Big Cut and the Silverado.

The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. Samples are collected under the supervision of the person in charge of the sampling program who ensures the quality of the samples and the correct numbering of the samples. These samples are then transported by either trusted Company personnel or public transport to the ACME laboratory, Vancouver, British Columbia. Results are checked by re-analysis of 9% of the samples by ACME laboratories in Vancouver, an ISO 9001:2000 certified laboratory, who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. When results are received they are checked for their geological reasonableness and the field locations are cross-referenced with assay sheet sample numbers to check accuracy.

Geology and Mineralization

The Monitor property is situated in close proximity to the Ray porphyry copper deposit and because of this, it is important to have an understanding of the Ray system and to highlight similarities to the GMC property in order to better understand the potential of the Monitor system.

The Ray Mine covers an area of 5,700 acres and is situated in Pinal County, Arizona about 70 miles north of Tucson near Hayden, Arizona. This open-pit mine has been a major source of copper since 1911, producing an estimated 5 million tons of copper since its inception. Until 1955, mining was accomplished by underground block caving and shrinkage stope methods. In 1955, the mine was completely converted to open pit mining with the bulk of the production from sulfide ore using recovery by concentrating and smelting. Beginning in 1969, a significant production contribution has been from the leaching and solvent extraction-electro-winning method of silicate and oxide ores. Published reserves in the deposit as of 1992 were 1.1 billion tons at 0.6 percent copper. The Ray deposit contains significant metal values in molybdenum and silver as well as copper.

Southern Arizona as a metallogenic province is characterized by large copper deposits, mostly porphyry type, formed in the Laramide time interval (Late Cretaceous-Paleocene). Years of study in Arizona have established that many porphyry copper districts are localized along major regional crustal structures or at intersections of these structures. From empirical data it is indicated that the most influential controlling structures for known porphyry copper deposits in the Southwest consists of two types: 1) long continuous faults or shear zones of WNW strike which are believed to be part of the transcontinental Texas Lineament 2) dilational fault/dike/vein/intrusive zones of northeast to east-west strike and Laramide age intrusive bodies. Of significance is the evidence that a number of deposits occur at the general intersection of the Texas Shear Zone and NE to E-W trending dike/fault zones of Laramide age. This is the case at the Ray Mine where the deposit is located near the intersection of two main fault sets, N30W and N55-70E. Movement on both fault sets occurred prior to, and during intrusion of the Precambrian diabase and renewed movement occurred periodically from Laramide through Miocene times along the NE trending structures. Generally, intrusive activity and alteration are found along the NE trending faults, which appear to have acted as conduits during Laramide time controlling much of the alteration and mineralization.

Mineralization at Ray is hosted within the Precambrian diabase sills and the Pinal Schist and consists of supergene ore, malachite, azurite, tenorite, chrysocolla and chalcocite, and chalcopyrite protore. Ray is unique in that little of the mineralization is hosted within the Laramide intrusive and the typical concentric porphyry alteration assemblages are not well developed. In addition, the disseminated ore associated with porphyry deposits is generally lacking at Ray with most of the mineralization being controlled by fracturing within the Pinal Schist. These characteristics are important to note since a Precambrian diabase is present in the Monitor area, the Pinal Schist is present at depth and the controls on mineralization are typically fracture and bedding plain related within the Precambrian Apache Group. While disseminated mineralization is generally lacking on the Monitor property, disseminated sulfides are observed within some of the intrusive material and in the quartzite found in and around the Merrimac Zone.

Local Geologic Setting

Outcrops on the GMC Monitor property consist of shale, quartzite and limestone from the lower portions of the Precambrian Apache Group. The lower Apache Group is comprised of, in ascending order, the Pioneer Shale, the Dripping Springs Quartzite and the Mescal Limestone. The total thickness of the Apache Group is reported to be 335 to 490 m, but the section is incomplete in the Monitor area due to extensive faulting.

The lowermost formation of the Apache Group is the Pioneer Shale. This formation is subdivided into the Scanlan Conglomerate and an overlying unnamed member consisting of arkose siltstone and silty mudstone. The Scanlan Conglomerate is typically only a few metres thick and the maximum thickness of the Pioneer Shale above the conglomerate is approximately 150 m. Above the Scanlan Conglomerate, the Pioneer Shale consists of tuffaceous, silty mudstone or siltstone. This unit is finely laminated with cross-laminated strata that become somewhat fissile when weathered. Thicker sections of the Pioneer contain fine- to medium-grained arkose and subordinate feldspathic sandstone, closely resembling the arkose in the Dripping Springs Quartzite. The exposed sections of the finely laminated strata act as favourable hosts for the copper-silver mineralization.

The Dripping Springs Quartzite, which overlies the Pioneer Shale, is comprised of the Barnes Conglomerate Member at the base of the formation, along with two informal overlying members of approximately equal thickness designated the middle (arkose) member and the upper (siltstone) member. The Barnes Conglomerate member rests unconformably upon the Pioneer Shale. The average thickness of this member ranges from 0.5 to 6 m thick. It is comprised of pebbles and subordinate cobbles of quartzite and white vein quartz, along with minor amounts of jasper and volcanic rocks, in an arkosic, clast-supporting matrix. The middle member of the Dripping Springs Quartzite is arkosic and generally forms cliffs or steep slopes exposing medium to thick beds. The middle member of the Dripping Springs Quartzite ranges in thickness from 40 to 100 m. The upper member of the formation is gradational with the middle member, and consists primarily of feldspathic siltstone and feldspathic sandstone, ranging in thickness from approximately 50 to 100 m. The Barnes Conglomerate is mapped on the Monitor property and acts as an easily identifiable marker bed. Total thickness of the Dripping Springs in the map area is difficult to determine accurately due to extensive faulting but is estimated to be on the order of 100 m.

The Mescal Limestone overlies the Dripping Springs Quartzite and consists of carbonate rocks overlain by basalt flows. The carbonate rocks of the Mescal have been subdivided into a lower (cherty dolomite) member and an overlying algal (microbial mats and stromatolites) member, which have a combined thickness of approximately 60 to 120 m. Only the lower portion (~50 m) of the Mescal is exposed within the map area.

Diabase sills and some dikes are common in all of the Precambrian rocks, but especially the Mescal Limestone and the Dripping Springs Quartzite. The sills range from a few metres to over a hundred metres in thickness. The thicker sills are probably composite. The rock is dark grey to olive grey, fine to coarse grained with diabasic to ophitic texture. The diabase disintegrates on weathering and forms slopes and flat areas veneered by yellowish-brown soil and rounded boulders. Much of the diabase has been altered to some degree, with the development of hornblende, biotite, and epidote.

Within the GMC claim block there is one exposure of the Teapot Mountain Porphyry ("TMP"). This outcrop occurs along the western margin of the property as a dike occupying a linear zone, which follows the Rustler Fault. The TMP is intruded by the rhyodacite porphyry described below. The TMP is a quartz monzonite with phenocrysts of orthoclase, quartz, plagioclase and rarely, hornblend. The groundmass is aphanitic, cream to light grey in color. The rock weathers to light yellowish-brown. Plagioclase phenocrysts are weakly to moderately altered to sericite and clay.

Numerous dikes of rhyodacite porphyry are mapped throughout the property and generally occupy northeast and east-west trending structures. Phenocrysts make up 25-30% of the rock and consist of euhedral plagioclase, 1-3 mm in diameter, subhedral magnetite and hornblend, euhedral biotite and rounded quartz eyes. The aphanitic groundmass is light grey to cream in color. Texture, appearance, phenocryst size, and color of the rock vary across and along a single dike, but the general criteria of 30% phenocrysts and the cream color persist. Alteration of the rhyodacite varies, with sericite and clay developed at the plagioclase sites and throughout the groundmass in some areas. Alteration is strongest in the Merrimac area and near the Monitor mine site.

Structure

The Rustler fault zone is one of the controlling structures for mineralization at the Ray Mine and extends northeast from Ray through the GMC claim block acting to localize the mineralization around the Monitor and as a host for rhyodacite porphyry dikes. The Monitor property displays numerous NE trending structures, which are associated with the Rustler structural regime. Also noted on the GMC property is a well-developed, east-west structural fabric which often has associated copper-silver mineralization. Regional north-northwest to west-northwest structures have been identified through mapping and air photo interpretation. These are through-going structures with a similar orientation to the Texas Lineament fabric (WNW) and to the dominant structural orientations found around the Magma Vein and the Resolution deposit and the Ray Mine (NNW). Numerous structural intersections are noted on the Monitor block that mimic the ore controls at the Ray Mine and the Resolution deposit. These structures are believed to be important features on the GMC property and are similar to those found localizing copper mineralization at many of the other porphyry systems in the Southwest. The presence of this well developed structural fabric provides the pathways for mineralizing fluids and greatly increases the mineral potential on the GMC claim block.

Review of air photos and Aster Images reveals a structural setting at the GMC Monitor property which is unique to this part of the Dripping Springs Range. Features that are distinctive of this area are the following:

- A NNW fabric within the interior portion of the range,
- A large oval or rectangular feature centred on the Merrimac area and,
- A disruption of the regular drainage pattern of northeast-southwest with the development of a more chaotic pattern ranging from NW to E-W.

All of these features suggest a unique structural environment for the Monitor Property and are potentially a reflection of a large intrusive body localized at the intersection of major NE and NW structures.

Target Types

Three potential deposit types or models have been identified on the GMC Monitor property. Historically, mining activities exploited the mineralized NE to E-W structures with high-grade material produced from underground workings. This type of mineralization continues to be a valid target on the Monitor property. There is no evidence of past drill testing of the down dip extension of these structures. Past records indicating production grades of ~2% Cu and 5-10 oz/t Ag for these structures and select sampling by GMC produced results of 3.2% and 23.5% Cu and 18 oz/t and 96 oz/t Ag. These results support the mineralized structures as valid exploration targets, especially at locations of structural intersections where ground preparation may provide for greater dimensions of the ore zones.

A second target type is exposed on the Monitor property and has also been exploited by past mining activities. These targets are bulk mineable, supergene, copper-silver mineralization hosted within the permeable thin-bedded shale sequences of the Dripping Springs Quartzite and the Pioneer Shale. There are

three locations on the property where this type of mineralization is exposed: the Big Cut, the Saddle and the Silverado Zone. GMC sampling of these areas has produced the following results:

Sample Numbers	Area	Sample Type	Sample Length metres	Copper %	Silver gpt
47501-08	Saddle area	Continuous chip samples	48.8	0.61	57
47433-41	Big Cut 200 m ENE of Big Cut	Continuous chip samples	54.9	0.78	59
47575-80	Silverado 850 m SSW of Big Cut	Continuous chip samples	36.6	0.67	178

Potential for this type of mineralization will depend on finding areas where there is lateral continuity in the mineralization. This will be a function of a well developed structural fabric to provide both the pathway for mineralization and the fracturing needed to create sufficient ground preparation.

There are several SP geophysical anomalies which have been developed around these target areas. These anomalies would indicate that there is a sulfide component or an un-oxidized portion to the sediment hosted mineralization. It is important to keep in mind that any un-oxidized portion of these targets would have no SP expression and that the corresponding SP anomalies may only be outlining a small portion of these targets.

The final target type on the GMC property is a postulated buried porphyry copper system. This target is supported by the following:

- a distal geochemical signature of Pb-Zn;
- arsenic levels similar to those seen above the Resolution deposit;
- molybdenum geochemistry suggestive of a porphyry system with values in the 20 to 100 ppm range being common and a high of 443 ppm;
- a large SP geophysical anomaly indicating the presence of a large sulfide body;
- clay-sericite alteration of rhyodacite porphyry dikes and some of the arkosic sediments;
- structural setting characteristic of many of the Southwest porphyry systems (NE-SW and NW-SE); and,
- a large circular feature centered on the Merrimac area suggestive of a fracture pattern around a buried intrusive.

Geochemistry shows elevated levels of Pb and Zn which support a hydrothermal source for the mineralization. Lead and zinc typically occur distally around porphyry systems and can be used to help vector toward buried systems. Sampling has not only identified elevated values for these metals within structures, but preliminary results indicate elevated levels in samples collected to determine background geochemical values. These elevated levels may be a result of metal ion migration out from a mineralized system.

Arsenic values are elevated within the structures around the Monitor property. This is similar to that reported above the Resolution discovery where near surface arsenic values from structures are reported to be +1000 ppm, decreasing with decreasing distance from the deposit. Arsenic values in the Monitor area are commonly in the 200-800 ppm range with a high of 2091 ppm.

Molybdenum geochemistry indicates a hydrothermal source for the mineralization on the property. Typical Mo values are in the 20 to 80 ppm range with a high of 443 ppm. Elevated molybdenum values are common in and around the Southwest porphyry systems.

Self-Potential geophysics has produced several anomalies suggesting the presence of sulfide mineralization. Filtering of the data has shown that the largest of these anomalies is a deep-seated feature with sufficient size to be porphyry related. This feature shows an elongation in an east-west direction which is the dominant orientation of mineralized structures found on surface. Other SP anomalies are thought to be related to the larger structures and the mineralization associated with the shale sequences. These shallow anomalies represent exploration targets as discussed above and could be significant, stand-alone mineralization.

Alteration on the Monitor property is not well developed due to the majority of the surface exposures consisting of massive quartzite and limestone. Sericite-clay alteration is noted within the rhyodacite dikes, showing the strongest development in and around the Merrimac zone where pervasive sericite-clay is seen throughout the groundmass and found replacing the plagioclase phenocrysts. In general, sericite-clay alteration forms at the plagioclase sites with little noted within the groundmass. Some of the beds within the Dripping Springs Quartzite have an arkose component. These beds generally display some clay +/- sericite alteration within the plagioclase component. This alteration is best developed and exposed within the Silverado zone. Rare secondary biotite and epidote are seen within the diabase sills. This alteration is typically best developed around northeast structures.

The Monitor property is located northeast of the Ray Mine along the projection of the Rustler fault and SSE of the newly discovered Resolution deposit along the projection of a well-developed NNW-SSE structural fabric. These structural patterns are mapped on the Monitor property and are thought to be of significance for the formation of a favorable setting for the occurrence of structurally controlled mineralization and the localization of a possible porphyry system. These same structural orientations are important features within both the Ray and Resolution ore bodies and are common throughout the SW Porphyry Copper Province. There is a large circular feature located over the Merrimac zone which may be a reflection of an intrusive body at depth. This feature is best seen on the aerial photographs and the Aster image and is characteristic of circular fracture patterns which develop around intrusive bodies.

Mineralization

Copper and silver (+/- lead and zinc) mineralization occurs in various forms and settings on the Monitor property. Mineral controls are both structural and formational as noted above in the descriptions of Deposit Types. Structural settings for mineralization are typically high-angle, normal, NE to E-W faults with copper and silver values being the highest within the fault plane and fractured wallrock. Structural intersections are important in creating a wider distribution of higher-grade material and localizing mineralization into shoots, which were exploited in the past within the underground mines.

Within thin-bedded shale units copper-silver mineralization is seen distributed over wide areas occurring along both bedding and fracture planes. This type of mineralization is developed in areas where the shale units are cut by NE to E-W structures, with the highest grades associated with the most complex structural settings. Copper and silver values are highest in and around structures and within the thin bedded units. Values decrease within the more massive quartzite units. Sulfide minerals are not commonly found in this oxidized environment though chalcopyrite, bornite, tetrahedrite, tennantite, chalcocite, argentite/acanthite, galena, sphalerite and pyrite have all been observed in outcrop or within dump material. Common copper minerals within outcrop exposures include azurite, malachite, chrysocolla, cuprite, and neodicite, with silver generally occurring in the form of silver chloride or chlorargyrite.

Expenditures

The Company expended $105,363 in 2003 and is currently completing surface mapping and sampling and showing the property to mining companies potentially interested in joint venturing the property.

Dragoon Porphyry Copper Prospect (United States)

The Dragoon porphyry copper prospect is located in southern Arizona approximately 60 miles east-south-east of Tucson. The property comprises 30 claims and four State Leases totalling approximately 973.5 ha. A Claim Maintenance Fee must be made on or before September 1 of each year. These payments are made in advance of the current assessment year. The fee is US$100 per claim. Arizona Mineral Exploration Permits (Mineral Leases) cost US$2.00 per acre for the first two years and US$1.00 per acre for the third, fourth and fifth years, and require proof of actual exploration expenditures by receipts, bills, etc. to the Department no later than the filing date for application renewal, at the following rates:

1st & 2nd year	US$10 per acre per year
3rd, 4th & 5th year	US$20 per acre per year

The Company acquired its interest in the property from Sterling Exploration on November 15, 2002. The property is accessed by 3 km of dirt road from the highway passing through the town of Dragoon. The climate is relatively mild for southern Arizona and the property is accessible year round.

The property contains both of the following: areas of exposed "leached cap" in the southern portion of the property that to our knowledge has never been drilled and a larger area of related rocks buried beneath valley fill and other cover rocks. Geologically speaking, the leached cap is significant and can overlie enriched copper mineralization. Both Noranda and Kennecott have drilled into a leached cap environment in the adjoining down faulted block buried a thousand feet below the surface in the area where they drilled.

The property has been leased from Sterling Exploration of Albuquerque, New Mexico, USA. The agreement calls for a series of payments over 60 months and a royalty. The property may be purchased for US$1,000,000 within 5 years and for US$1,500,000 after 5 years. These payments may be made in shares of the Company (subject to board and all regulatory, including stock exchange, approvals) or cash. The payment schedule was developed for both the Dragoon and Gold Coin Properties which were both acquired from Sterling Exploration.

Payment Date	Payment per Property	Description of payment
On or before March 1, 2003	US$10,000	paid.
On or before the first anniversary of the Effective Date	US$15,000	paid.
On or before the second anniversary of the Effective Date	US$20,000	or the equivalent number of shares of GMC based on the average closing price the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds $100,000 in value based on the average closing price for the preceding 20 trading days.
On or before the third anniversary of the Effective Date	US$20,000	or the equivalent number of shares of GMC based on the average closing price the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds $150,000 based on the average closing price for the preceding 20 trading days.
On or before the forth anniversary of the Effective Date	US$30,000	or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the

Payment Date	Payment per Property	Description of payment
		value of any shares received to date by Lessor that exceeds $200,000 based on the average closing price for the preceding 20 trading days.
On or before the fifth anniversary of the Effective Date	US$30,000	or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds $300,000 based on the average closing price for the preceding 20 trading days.
On or before the sixth anniversary of the Effective Date and each anniversary of the Effective Date thereafter during the term of the lease an advance minimum royalty will be paid	US$50,000	

The March 1, 2003 payment was renegotiated and paid as a series of cash payments the last being on May 8, 2003.

The property is subject to an NSR royalty. A 3% NSR is payable on gold production and a 2% NSR is payable on other metals produced by surface mining and 1% if mined underground. The royalty may be purchased at any time for US$1,000,000.

History

The Dragoon area located within the Southern Johnson Camp Mining District in Cochise County, Arizona and has a long intermittent history of exploration. Modern exploration began in 1965 with shallow drilling by Phelps Dodge Corporation ("Phelps Dodge"). This was followed by drilling by Minerals Exploration in 1974, Noranda Exploration ("Noranda") in 1995 and Kennecott Corporation ("Kennecott") in 1996. The last hole by Kennecott, J96-4, intersected 258.2 m of low grade copper bearing skarn from 429.8 m to the end of the hole at 688 m.

The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. All sample programs are under the supervision of a Qualified Person and are carried out under the direct control of an experienced geologist. Samples are collected under the supervision of the person in charge of the sampling program who ensures the quality of the samples and the correct numbering of the samples. These samples are then transported by either trusted Company personnel or public transport to the specified public laboratory or in-house laboratory. Results are checked by re-analysis and/or analysis of samples with known composition. When results are received they are checked and verified for their geological reasonableness and the field locations are cross referenced with assay sheet sample numbers to check accuracy. The majority of the geochemical results included in this review were collected by Noranda or Kennecott during there exploration of the prospect. The Qualified Person supervising this project was Mr. R.G. Fitch, President of the Company, assisted by Dr. Jacob Skokan, consulting geophysicist.

Geology and Mineralization

The Dragoon porphyry copper target consists of an exposed area of "leached cap" located in the southern portion of the property and a large pediment area in the adjoining down faulted block, to the north, now buried a thousand feet or so below the surface. Both Noranda and Kennecott drilled into a leached cap environment in the pediment area; however, to our knowledge the exposed leached cap has never been drilled. Geologically speaking, this is significant in that a leached cap can overlie enriched copper mineralization.

The rocks in the exposed part of the property include Laramide age intrusives in the exposed cap together with altered Precambrian schist and granite. Alteration includes pervasive phyllic, quartz-sericite alteration and weak potassic alteration represented by thin biotite veinlets. A dense stockwork of quartz veinlets can be seen in the leached cap including limonite and hematite. Earlier sampling by Noranda Exploration Inc. showed that the leached cap was anomalous in copper and molybdenum. The previous analyses included values such as 221-487 ppm copper and molybdenum values up to 101 ppm within the quartz sericite altered quartz monzonite and values of 14-472 ppm copper and 56-1,880 ppm molybdenum within altered Penal Schist. Low copper values and higher molybdenum (greater than 20-30 ppm) are expected in the leached cap of copper-molybdenum porphyry copper systems. Rock samples collected by General Minerals confirmed the anomalous nature of the leached cap.

In early 2003, the Company completed a geophysical reconnaissance SP survey on the property which strongly suggests that a large body of untested sulphide mineralization occurs in the area acquired by GMC. The reconnaissance SP geophysics indicates the presence of a geophysical anomaly consistent with the existence of sulphide mineralization assumed to be related to the porphyry copper/skarn environment. This environment and associated mineralization were identified in the earlier Noranda and Kennecott drill holes in other parts of the Dragoon prospect. The geophysical anomaly can be followed from the Dragoon Oxide deposit immediately to the north of the prospect to the southern outcrop area, three km to the south, that exhibits anomalous copper and molybdenum geochemistry. The interpretation of the geophysics is made more difficult due to a large cathodic protected pipeline which passes through the property; however, the location of the interpreted SP anomaly makes geological sense and is believed to represent a large volume of mineralization, of unknown tenor, occurring within an area of approximately 3 by 1 km. The interpreted mineralization is thought to be copper and pyrite mineralization within skarn and possibly within porphyry intrusives.

Expenditures

Costs at Dragoon totalled $76,069 in 2003.

Gold Coin (United States)

The Gold Coin property, which comprises 44 unpatented mining claims, and 3 State Leases (a total of 487 ha), is situated within the long string of historical precious and base metal mines in the Courtland – Gleeson District located 40 km to the north of Bisbee, Arizona. The property is accessible year round from the highway.

A Claim Maintenance Fee must be made on or before September 1, of each year, to maintain the claims. These payments are made in advance of the current assessment year. The fee is US$100 per claim. Arizona Mineral Exploration Permits (Mineral Leases) cost US$2.00 per acre for the first two years and US$1.00 per acre for the third, fourth and fifth years, and require proof of actual exploration expenditures by receipts, bills, etc. to the Department no later than the filing date for application renewal, at the following rates:

1st & 2nd year	US$10 per acre per year
3rd, 4th & 5th year	US$20 per acre per year

A lease on the property was acquired from Sterling Exploration on the same terms as shown above for the Dragoon property on November 15, 2002.

A Technical Report dated May 19, 2004 in respect of the Gold Coin prospect prepared by Mr. Randall Moore, P. Geo. an independent geologist has been filed on SEDAR and can be found at www.SEDAR.com.

History

The area was initially explored for porphyry copper deposits starting in the late 1800's and then for precious metals in the 1980's and 1990's. In this later period precious metal mineralization was discovered by Placer Dome at Mexican Hat Mountain and copper-gold mineralization at Star Hill by Santa Fe Pacific Gold Corporation. Both of these properties are located a few kilometres to the north of the Gold Coin Claims and within the same mineral belt. The Gold Coin claims were not subject to detailed exploration in the past because the long-term owner, at the time, would not lease the property.

Geology and Mineralization

The General Minerals Corporation's Gold Coin property is located along the southern edge of the Dragoon Mountains within Cochise County, Arizona. The property is approximately 20 km east of Tombstone, Arizona and 50 km north of the Bisbee Mining district which hosted very high grade carbonate replacement deposits and the large Bisbee porphyry copper system. The mineral properties controlled by GMC are located within Sections 28, 32, 33, Township 19 South, Range 25 East and Sections 4, 5, Township 20 South, Range 25 East. Access is gained by maintained gravel roads from Tombstone or Wilcox, Arizona.

Historical records indicate that mining activities date back to the mid-1800's when the Courtland-Gleeson area was exploited for base and precious metals. The district has had a long history of porphyry copper exploration with most of the past production coming from high-grade secondary enriched copper oxide replacement ores which are associated with Jurassic age intrusives. This style of mineralization and Jurassic intrusive association is identical in character to the gold enriched Bisbee district located 30 km to the south.

Gold mineralization is seen in a north-south trending belt which stretches for approximately 6 miles. The Gold Coin property is located on the southern end of this gold belt with the Mexican Hat discovery on the northern end. Placer Dome explored the Mexican Hat property from 1989 through 1991 and developed a resource believed to be approximately 156,000 ounces. Host rocks at the Mexican Hat deposit are Tertiary volcanics which display week sericite-clay-chlorite alteration. Gold mineralization is associated with hematite and weekly anomalous arsenic and antimony.

Most of the mineralization within the district is Jurassic age porphyry copper associated or carbonate replacement ores. Some of the replacement ore bodies have associated gold mineralization. It is thought that the gold mineralization is Tertiary in age and may be an overprinting on the base metal mineralization.

The Gold Coin property has five targets which have been developed over the past year through geological sampling and collection of 162 rock samples and 44 soil samples. These are both gold-rich carbonate replacement targets and gold only targets. Mineralization exposed on surface occurs as structurally controlled, high-grade gold, over widths of 1 to 3 m and as broad areas of mineralization controlled by breccia zones, fracture, and bedding within the Escabrosa Limestone and within a quartzite near the base of one of the thrust planes.

The best developed target to date is at Gold Coin Hill where continuous rock chip samples have generated results indicating the possibility for bulk mineable gold mineralization. These results are from a series of old open cuts and trenches and include a weighted average grade over an 11 m wide zone of 4.3 gpt gold.

The mineralization at Gold Coin appears to be very similar to the Mexican Hat prospect, located a few kilometres to the north, where Placer Dome partially delineated a gold bearing stockwork in volcanics. At Gold Coin a series of thrust sheets, composed of a mixture of sediments and volcanics, are separated by well-developed thrust breccias which have been cut by later north-south faults. Mineralization appears to be best developed at the intersection of these features. A number of old gold placer workings border the property. The Company believes that results to date indicate the presence of a classic epithermal gold system developed within the limestone and volcanic sequence in Tertiary times. The large area exhibiting anomalous gold and related geochemistry at surface is permissive for an extensive area of gold mineralization.

The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. All sample programs are under the supervision of a qualified person and are carried out under the direct control of an experienced geologist. Samples are collected under the supervision of the person in charge of the sampling program who ensures the quality of the samples and the correct numbering of the samples. These samples are then transported by either trusted Company personnel or public transport to the ACME laboratory, Vancouver, British Columbia. Results are checked by re-analysis of 9% of the samples by ACME laboratories in Vancouver, an ISO 9001:2000 certified laboratory, who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. When results are received they are checked and verified for their geological reasonableness and the field locations are cross referenced with assay sheet sample numbers to check accuracy. The Qualified Person supervising this project was Mr. R.G. Fitch, President of the Company. The exploration work at the property was carried out by Mr. Fred Jenkins and Mr. Phil Sterling, consulting geologists.

Expenditures

The program cost $70,465 in 2003.

Other copper-gold Properties (USA)

During 2003 and early 2004, the Company acquired lease interests in three early stage porphyry copper prospects and one copper-gold skarn target. Due to the early stage nature of these projects no material information has been collected or released.

Expenditures

The program cost $1,465 in 2003.

RISK FACTORS

Additional Funding

The Company may not be able to raise the necessary capital to continue to finance and meet its obligations under current contractual obligations and may have to forfeit its interest in properties or prospects earned or assumed under such contracts. If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital, including upon the exercise of issued warrants, and entering into joint venture arrangements. There is no assurance the Company will be

successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not meet its obligations, it may lose its interest in the properties.

Mining Industry

The Company's operations are subject to all of the risks normally incident to the exploration stage for and the development and operation of mineral properties. The Company has implemented a comprehensive safety, environment and loss control program designed to comply with government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

All of the Company's properties are still in the exploration or advanced exploration stage. Mining exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. There is no assurance that commercial quantities of ore will be discovered. There is also no assurance even if commercial quantities of ore are discovered, that the mining properties will be brought into commercial production. Discovering mineral deposits is dependent on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of the above factors are beyond the control of the Company.

Commodity Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining industry could adversely affect the Company's prospects for mineral exploration in the future.

Government Regulation

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the exploration activities of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

Foreign Political and Economic Environment

Most of the Company's interests are currently located in Chile, Bolivia and the United States. Chile and Bolivia have had, to varying degrees, periods of political and economic instability. While current indications are that such instability is diminishing, there are no guarantees that this will continue. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including nationalization, laws affecting foreign ownership, government participation, royalties, duties, rates of exchange, exchange controls, currency fluctuations, taxation and new laws or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation. Furthermore, it is important that the Company maintain good relationships with the governments in certain of the countries in which it operates. The Company may not be able to maintain such relationships if the governments of these countries change. Certain regions in which the Company may conduct operations have been subject to political and economic instability (including war and threats of war), creating uncertainty and the potential for a loss of resources. The long-term effects, if any, of these events cannot be fully determined at this time. Fluctuations in the rate of exchange may affect the ability of the Company to carry out its exploration and development programs. The Company's operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company does not actively hedge against foreign currency fluctuations.

Key Management

The success of the Company is dependent on the efforts and abilities of its management. The loss of services of any of its key management team members could have a material adverse effect on the Company.

Title to Properties

Although the Company has obtained title opinions in the past with respect to certain of its properties and has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company's interests.

EMPLOYEES

At December 31, 2003, the Company had two full time employees and made use of a variable number of consultants as required for operations. The Company is subject to applicable labor laws and regulations in the countries of employment. None of the Company's employees is covered by a collective agreement.

ENVIRONMENTAL POLICY

The environmental policy of the Company provides that the Company is committed to balancing good stewardship in the protection of the environment with the need for economic growth. In particular, it is the Company's policy: to measure, maintain and improve the Company's compliance with environmental laws and regulations; to place a high priority on environmental considerations in planning, exploring, constructing, operating and closing facilities; to place primary responsibility for compliance with environmental laws with operations management; in the absence of any regulation to recognize and cost-effectively manage environmental risks in a manner that protects the environment and the Company's economic future; to promote employee involvement in implementing its policy; and to encourage employee reporting of suspected environmental problems. There are no environmental regulation issues, which, to the Company's knowledge, have an adverse impact on the current exploration programs of the Company. To the Company's knowledge, its operations are in compliance with applicable environmental laws in the countries in which it is carrying out its exploration.

ITEM 5. SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

	Fiscal Periods Ended December 31, (Audited)		
	2003	2002	2001
Total Revenues	$0	$0	$0
Net Loss	(3,834,742)	(2,421,184)	(13,569,458)
Net Loss Per Share (basic and fully diluted) (1)	(0.67)	(0.63)	(3.75)
Total Assets	16,591,568	12,008,761	14,578,889

Dividends

The Company has not paid any dividends since incorporation in 1994. It is not anticipated that the Company will pay any dividends on the common shares in the foreseeable future. The actual timing, payment and amount of dividends paid by the Company would be determined by the board of directors of the Company based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the board of directors of the Company considers relevant.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Management's Discussion and Analysis of Financial Condition included in the Annual Report of the Company for the year ended December 31, 2003 (the "2003 Annual Report") is incorporated herein by reference. Such Management's Discussion and Analysis of Financial Condition has been filed on SEDAR and can be found at www.SEDAR.com.

ITEM 7. MARKET FOR SECURITIES

The common shares of the Company are listed on The Toronto Stock Exchange. The common share purchase warrants of the Company are not listed.

ITEM 8. DIRECTORS AND OFFICERS

The following table sets forth the name and municipality of residence, position held with the Company and principal occupation within the five preceding years of each of the directors and executive officers of the Company. Directors of the Company hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed. The Company does not have an Executive Committee.

Name and Municipality of Residence	Position held with the Company	Principal Occupation	Director Since
Ralph G. Fitch Denver, CO	President, Chief Executive Officer and Chairman	Officer of the Corporation	1994
Lawrence A. Dick Vancouver, BC	Director and Executive Vice-President	President, Continuum Resources Ltd. (resource company)	1994
Murray Sinclair(1)(2) Vancouver, BC	Director	Managing Director, Quest Capital Corp. (merchant bank) and President, Quest Ventures Ltd. (private merchant bank)	2003
Michael Winn(1)(2) Laguna Beach, CA	Director	President, Terrasearch Inc. (consulting company providing analysis on mining and energy companies)	2003
Tina M. Woodside(1)(2) Toronto, ON	Director	Partner, Gowling Lafleur Henderson LLP (law firm)	2002
William Filtness Vancouver, BC	Chief Financial Officer	Officer of the Corporation and Senior Consultant, Malaspina Consultants, Inc.	—
Felipe Malbran Santiago, Chile	Vice-President of South American Exploration	Officer of the Corporation	—
Richard Doran Denver, CO	Vice-President of Investor Relations(3)	Officer of the Corporation	—

Notes

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Subject to regulatory approval.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years or in a similar capacity with a predecessor organization except for Lawrence A. Dick who, prior to September 9, 2001, was Executive Vice President, Exploration of the Company, Murray Sinclair who prior to July 2003 was President, Quest Investment Corporation (publicly traded merchant bank) and prior to July 2002 was President, Quest Ventures Ltd. (private merchant bank) and William Filtness who has been Senior Consultant, Malaspina Consultants, Inc. since May 2001, and prior to that was Manager Corporate Development, Aurizon Mines Ltd., from May 1996 – May 2001.

As at May 12, 2003, the directors and executive officers of the Company as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 290,724 common shares of the Company, being approximately 3.25% of the issued and outstanding common shares. The information as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and officers, but which are not registered in their names and not being within the knowledge of the Company, has been furnished by such directors and officers.

Other Information Relating to Directors and Officers

The following information pertaining to Corporate Cease-Trade Orders or Bankruptcies, Penalties or Sanctions, Personal Bankruptcies and Conflicts of Interest has been furnished by the directors and officers of the Company.

Corporate Cease-Trade Orders or Bankruptcies

No director or officer of the Company is or has been, within the preceding ten years, a director, officer or controlling shareholder of any other issuer that, while that person was acting in such capacity was the subject of a cease-trade order or similar order or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets other than as follows:

On November 28, 2001, Quest Ventures Ltd. ("Quest Ventures"), a company in which Murray Sinclair is a shareholder and director, participated in a private placement of 4,000,000 common shares in Pretium Industries Inc. (formerly VisuaLABS Inc.) ("Pretium"). Pretium is a corporation the common shares of which trade on the TSX Venture. Subsequent to the private placement, Mr. Sinclair was appointed a director of Pretium. Notwithstanding that Pretium received the appropriate approvals prior to the completion of the private placement, including that of the Canadian Venture Exchange Inc. (the predecessor to TSX Venture), an existing shareholder of Pretium appealed the approval of the TSX Venture to the British Columbia Securities Commission ("BCSC"). On February 27, 2002, the BCSC rendered a decision, that among other items, provided as follows:

(a) under section 161(1)(c) of the Securities Act (British Columbia) that the exemptions described in sections 44 to 47, 74, 75, 98 and 99 did not apply to Pretium, until a meeting of shareholders had been held at which the shareholders of Pretium ratified the private placement noted above; and

(b) under section 161(1)(c) of the Securities Act (British Columbia) that the exemptions described in sections 44 to 47, 74, 75, 98 or 99 did not apply to Quest Ventures in respect of the 4,000,000 common shares of Pretium issued to Quest Ventures pursuant to the private placement noted above until a meeting of shareholders had been held at which the shareholders of Pretium ratified the private placement noted above.

On April 19, 2002, the BCSC issued a Variation Order with respect to the above decision that provided as follows:

1. on May 23, 2002, Pretium held the annual and special meeting of its shareholders at which the shareholders would elect the board of directors of Pretium;

2. at the meeting, before the election of the board, the shareholders would vote whether to ratify Pretium's issuance of 4,000,000 shares to Quest Ventures on November 28, 2001 or to direct the board to take all necessary steps to reverse the issuance of the Quest Ventures shares;

3. the ratification of the issuance of the Quest Ventures shares be by way of resolution passed by a majority of the votes cast at the meeting, other than votes attaching to shares owned, directly or indirectly, by:

   (a) Quest Ventures, the officers or directors of Quest Ventures, the officers or directors of Pretium, or the associates of any of them, or

   (b) Sheldon Zelitt, Joy Zelitt or Downsview;

4. the information circular provided to the shareholders in connection with the meeting disclose all material facts relating to the issuance of the Quest Ventures shares;

5. if the shareholders did not ratify the issuance of the Quest Ventures shares:

   (a) the Quest Ventures shares could not be voted in respect of the election of the board at the meeting; and

   (b) the boards of Pretium and Quest Ventures would take all necessary steps to reverse the issuance of the Quest Ventures shares.

A meeting of the shareholders of Pretium was held on May 23, 2002 at which time the issuance of 4,000,000 Pretium shares to Quest Ventures was ratified by the shareholders.

Penalties or Sanctions

No director or officer of the Company is or has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanction imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision concerning the Company's securities.

Personal Bankruptcies

No director or officer of the Company, or personal holding company of any such person, is or has, within the preceding ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors, officers, and shareholders of other companies and conflicts may arise between their duties as directors or officers of the Company and as directors, officers or shareholders of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the Canada Business Corporations Act and the directors concerned are required to govern themselves in accordance with the obligations imposed upon them by law.

ITEM 9. ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Company, one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document incorporated by reference in this Annual Information Form, one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor, one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year, and one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information with respect to the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions is contained in the Company's Management Information Circular dated May 3, 2004. Additional financial information is provided in the Company's consolidated financial statements and notes to the consolidated financial statements included in the 2003 Annual Report.

Description of Share Capital

The authorized capital of the Company consists of an unlimited number of common shares ("Common Shares") and an unlimited number of special shares ("Special Shares"). As of May 14, 2004, 8,937,577 Common Shares and no Special Shares were issued and outstanding. The material provisions of the Common Shares, Special Shares and common share purchase warrants are summarized below. All references to share amounts have been restated to give effect to the one-for-ten share consolidation which occurred in June 2003.

Common Shares

The holders of the Common Shares are entitled to one vote per share at all meetings of shareholders of the Company. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the Special Shares, to receive any dividends, when and if declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Special Shares

Holders of the Special Shares are entitled to one vote per share at all meetings of shareholders of the Company. Special Shares are convertible by the holders thereof, at their option, at any time, into Common Shares on a one-for-one basis, subject to adjustment in certain circumstances including if a receipt for a final prospectus qualifying the issue of Common Shares on conversion of the Special Shares is issued more than 12 months after the date of issue of such Special Shares in which case each such Special Share becomes convertible into 1.1 Common Shares. Each Special Share entitles the holder thereof to dividends, when and if declared by the directors of the Company in priority to the holders of Common Shares, and in event of the liquidation, dissolution or winding-up of the Company to receive from the property and assets of the Company an amount equal to $1.25 per Special Share, in priority to the holders of Common Shares.

Common Share Purchase Warrants

The Company had outstanding the following common share purchase warrants as at December 31, 2003:

- warrants issued to Grupo Mexico in June 1999 to acquire up to 50,000 Common Shares upon payment of $13.00 per share, expiring June 21, 2004;
- warrants issued to Quest Investment Corporation as part of a loan financing in May 2003 to acquire up to 100,000 Common Shares upon payment of $1.50 per share, expiring December 31, 2004;
- warrants issued to investors as part of a private placement financing in June 2003 to acquire up to 2,415,000 Common Shares upon payment of the applicable exercise price which is currently $1.40 per share and increasing annually up to $2.05 per share in year five, expiring June 25, 2008;
- warrants issued to investors as part of a private placement financing in December 2003 to acquire up to 2,000,000 Common Shares upon payment of $3.75 per share, expiring December 11, 2006, subject to acceleration if the closing price of the Company's Common Shares exceeds $4.50 per share for 20 consecutive trading days.
- warrants issued to agents as part of a private placement in December 2003 to acquire up to 140,000 Common Shares upon payment of $3.15 per share, expiring December 11, 2004.

TOR_LAW\ 5717148\9

File No: 82-34810



General Minerals Corporation

First Quarter Report – 2004

Dear Fellow Shareholders,

Following our successful financing in December, 2003, the Company was again able to focus on its long term exploration plan. At the end of the First Quarter the Company had $6.6 million in working capital and $8.8 million in investments, giving the Company a strong financial foundation to move forward with its exploration plan. Our intention is to provide an investment vehicle which maximizes wealth creation through mineral exploration discovery. To accomplish this goal the Company seeks exploration properties in diverse geographic areas and geological terrains, both through in-house exploration and through the investment in new companies run by groups of entrepreneurial geologists.

The Company, through reconnaissance exploration and data reviews, has acquired a portfolio of eleven properties in North and South America, all of which are focussed on porphyry copper targets with associated gold or silver, or pure silver or pure gold targets. Investments have also been made in two new companies, Afghan Minerals Inc., a company focussed on exploration opportunities in Afghanistan and Foundation Resources Ltd., focussed on exploration in Mongolia.

Exploration at several of our properties has advanced significantly during the Quarter. In the US, the Monitor porphyry copper target has yielded some encouraging results. The Monitor copper-silver property is located approximately 5 kilometres northeast of Grupo Mexico's Ray porphyry copper-silver mine and approximately 100 kilometres east of Phoenix, Arizona.

Geologic mapping and sampling and geophysical surveys have delineated an area of approximately two square kilometres with characteristics suggestive of an underlying porphyry copper target. This target is located near the intersection of the northeast extension of the Rustler Fault from the Ray Mine and a northwest trending fault that extends towards the new, very large Resolution discovery of Kennecott, 15 kilometres to the northwest. Sampling of some of the cuts and quarries in this target area has included encouraging results such as 54.9 metres averaging 0.78% copper and 59 gpt silver, and 21.3 metres averaging 1.46% copper and 66 gpt silver.

At Gold Coin, a pure gold target, also in Arizona, a well developed epithermal gold system has also been identified with classic quartz hematite alteration associated with unusually high surface gold values. At Gold Coin Hill, for example, 9.1 metres of continuous chip sampling averaged 4.3 gpt gold. Sampling to date indicates that anomalous surface geochemical results occur within an area that is at least 1,000 by 300 metres. Further exploration is ongoing at the site to define the limits of this mineralization and we have started to show the property to prospective joint venture partners as we have been doing with the Monitor property.

The Company has also acquired 4 early stage porphyry targets in Arizona and New Mexico, and will be reporting progress on these in the next Quarter after initial exploration has been completed.

In South America, the Company has continued exploration at its Laurani gold-silver-copper target and Malku Khota silver-gold target, both properties located in Bolivia and we have reacquired the advanced Escalones porphyry copper-gold property in Chile.

At Malku Khota, a sandstone hosted silver-gold prospect, reconnaissance geological mapping has been completed. The mapping and sample collection was done across the same sandstone host-rocks that GMC geologists discovered at the Atocha silver prospect. The Atocha prospect was recently sold to Esperanza Silver Corporation for 4,000,000 units of Esperanza consisting of one share and one warrant exercisable until December 2005 at $1.05 per share.

Results from this initial channel sampling program are encouraging. Ten of the 21 lines of channel samples, spread over the entire 7.5 kilometre strike length, intersected anomalous silver values. For example, one set of continuous channel samples averaged 140 gpt silver over 39 metres and at another site 26 metres averaged 36 gpt silver.

These results are considered encouraging because at Atocha, 25 kilometres to the north, GMC discovered that anomalous silver values greater than 15 gpt at surface could relate to much higher grade mineralization at a few metres depth. The typical width of mineralization at Atocha is approximately two metres and therefore the Company is encouraged by the greater widths and higher silver surface grades at Malku Khota.

At the Laurani silver-gold target, geological mapping has been completed within the central portion of the property and 365 channel and chip samples have been collected. Only a portion of the assays have been returned to date, but they include encouraging results. To date, 32 samples have returned values greater than 1gpt gold with the two highest surface vein samples assaying 18.25 and 10.20 gpt gold. Silver values have included 14 samples with greater than 100 gpt silver. Geological observations suggest there is potential for disseminated and vein-type gold mineralization within the 1.5 square kilometre Tatal Pata vein system, and that there is good potential for near surface silver mineralization and a large, deeper porphyry copper target in the area known as Cerro Alunita. These mineralized targets are situated within a 10 kilometre wide, near circular caldera feature.

In Chile, the Company reacquired the important Escalones porphyry copper prospect, located 97 kilometres southeast of Santiago in central Chile and 35 kilometres east of the giant El Teniente producing copper mine. GMC had originally acquired the property in late 1996 and drilled 25 diamond drill holes on its own and during the joint venture with ASARCO, a major copper producer at the time.

This porphyry copper system is defined by a large, approximately six square kilometre alteration zone within which GMC has defined a geophysically anomalous area (Self Potential anomaly) of approximately four square kilometres. The results from the first drill hole suggested that the Escalones Project had the potential to host a very large deposit consisting of porphyry and skarn-hosted copper mineralization. The highest copper grades, in ES-1, occurred in the uppermost 377 metres of the hole, where the mineralization was hosted by skarn and porphyritic intrusive bodies. The first 76.5 metres averaged 1.32% copper plus 0.13 gpt gold and 4.1 gpt silver. The entire 377 metre interval averaged 0.63% copper, 0.06 gpt gold and 2.1 gpt silver. This package of mineralization has been intersected in hole ES-1 from surface to 378 metres (down-hole), hole ES-5 from 6 to 548 metres, hole ES-7 from 11 to 514 metres and the new hole ES-16 from 193 to 399 metres.

Hole ES-25, the first hole penetrating the porphyry rather than skarn system, intersected hydrothermally altered granodiorite and diorite containing porphyry-style, vein-hosted and disseminated chalcopyrite, bornite and molybdenite mineralization, along with highly anomalous gold values. The mineralized zone begins at a depth of 55 metres under gravel cover and averaged 0.36% copper over 293 metres, 91 metres of which averaged 0.50% copper and 0.103 gpt gold.

This hole is very significant in that it shows that the intrusives at Escalones are mineralized and that there is a large, several square kilometre area which is permissive for the existence of this type of classic porphyry copper-gold mineralization.

As I stated at the beginning of my letter the Company has also made initial investments in two groups of entrepreneurial geologists. The first, Afghan Minerals Inc., which is focussing on acquiring promising base and precious metal projects in Afghanistan is headed up by the very able Mr. M. Hassan Alief, who was the Director of Mineral Surveys in Afghanistan in the 1960's. The second new company is Foundation Resources Ltd which is focussing in Mongolia. This company is headed by Dr. Chris Osterman, a geologist who over the years has developed a strong network in the region and also has substantial exploration experience in Mongolia.

As the Company moves into the Second Quarter we expect to start seeing the fruits of our initial exploration programs on many of our properties. This information will be announced as soon as the data are compiled and verified. A number of our properties are attracting attention from other mining companies which are reviewing information with a view to possible joint venture. I believe that General Minerals with its strong financial position and strong portfolio of properties on which initial exploration programs are nearing completion is in an excellent position to add shareholder value over the coming months.

Sincerely,

Ralph Fitch
President

General

The following information, prepared as of May 5, 2004, should be read in conjunction with the unaudited consolidated financial statements of General Minerals Corporation for the three months ended March 31, 2004, as well as the audited consolidated financial statements for the year ended December 31, 2003 and the related management's discussion and analysis (the "Annual MD&A") contained in the 2003 Annual Report. The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company's business is to investigate new exploration opportunities, and to carry out early-stage mineral exploration on properties identified by management as having discovery potential. The Company then seeks joint venture partners to fund further exploration and add partners' expertise. The mineral exploration business is high risk and most exploration projects do not become mines.

During 2003, the Company completed two significant private placement financings and as at March 31, 2004 is in a strong financial position with cash of $6.7 million and working capital of $6.6 million. The Company also has equity investments in two junior mining companies with a combined quoted value of $8.8 million as at March 31, 2004.

Results of Operations

During the three months ended March 31, 2004, the Company reported a net loss of $223,843 ($0.03 per share) compared to a net loss of $115,963 ($0.03 per share) reported in the three months ended March 31, 2003. The 2004 expense was offset by $38,562 in interest income earned on the Company's short term investments. General and administrative expense increased from $104,321 to $251,231 commensurate with a significant increase in the level of corporate activity, which in turn was a result of the Company's improved financial position. The 2004 expense includes $59,570 in professional fees in respect of accounting, legal and tax services provided. It is expected that 2004 administrative costs will continue at current levels.

Capital Expenditures and Investing Activities

Total exploration spending increased from $35,517 in the first quarter of 2003 to $339,764 in the first quarter of 2004. The 2004 deferred expenditures included $156,123 in land payments as well as costs associated with preliminary exploration programs, including geological consulting fees in the amount of $85,306. Costs incurred on the various U.S. properties totaled $244,038 and included $56,784 incurred on the Monitor property; $40,673 incurred on the Oro property; and $48,134 incurred at Mine Wash. A total of $54,443 was incurred in Bolivia, and $41,283 was incurred in Chile in connection with the acquisition of the Escalones property.

During the first quarter of 2004, the Company reacquired the Escalones porphyry copper-gold project in Chile. The Company had previously held the property between 1996-2001 during which time it drilled 25 drill holes to its own account and during a joint venture with Asarco. The Company entered into an option agreement dated February 26, 2004. Pursuant to the "Boezio Option", the Company has the right for a period of 5 years from February 26, 2004 to purchase the claims upon payment to the owner of US$4,975,000, of which US$30,000 has been paid to date. Additional payments, pursuant to the "Boezio Option", are due as follows:

US$45,000	May 31, 2004	US$500,000	June 30, 2007
US$100,000	June 30, 2005	US$950,000	June 30, 2008
US$50,000	December 31, 2005	US$3,000,000	June 30, 2009
US$300,000	June 30, 2006		

The Company is required to pay all amounts required to protect and maintain the property. There is a 2% NSR if the price of copper is greater than US$0.75 and a 1% NSR if the copper price is less than US$0.75. The NSR may be purchased for US$3,000,000 within the 5 years following the exercise of the "Boezio Option" and US$5,000,000 after 5 years of the exercise of the "Boezio Option".

During the first quarter of 2004, the Company entered into two agreements to acquire 51% interests in two newly-incorporated private exploration companies. In the first agreement, the Company acquired a 51% interest in Afghan Minerals Inc. for consideration of $250,000, payable in quarterly installments of $50,000, of which $50,000 had been paid as at March 31, 2004. The Company has purchased 1,041,700 units at $0.24 per unit, with each unit consisting of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years.

In the second agreement, the Company acquired a 51% interest in Foundation Resources Ltd. for consideration of $250,000, payable in quarterly installments of $50,000. The Company has purchased 1,041,700 units at $0.24 per unit, with each unit consisting of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years.

Summary of Quarterly Results (unaudited)

Three months ended	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002
Total revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Net (loss)	($223,843)	($1,591,735)	($1,842,884)	($284,160)	($115,963)	($1,864,406)	($194,343)	($249,700)
Net (loss) per share (Basic and fully diluted)[(1)(2)]	($0.03)	($0.22)	($0.27)	($0.06)	($0.03)	($0.48)	($0.05)	($0.07)

(1) *The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.*
(2) *On June 27, 2003, the issued and outstanding shares of the Company were consolidated on a one (1) new common share for ten (10) old common share basis. All share numbers reflect the effect of the share consolidation applied retroactively.*

Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

The net loss for the quarters ended December 31, 2003 and September 30, 2003 included losses associated with the disposal of the Atocha and Vizcachitas properties amounting to $1,142,218 and $1,684,877, respectively. The net loss for the quarter ended December 31, 2002 included a non-cash charge to expense of $1,520,274 for the write-off of the Company's interest in the Tantalum Project in Bolivia.

Financing Activities

During the three months ended March 31, 2004, the Company raised $30,800 from the exercise of 22,000 share purchase warrants at $1.40 per share. During the comparative period in 2003, the Company issued a convertible debenture in the amount of $227,210 (US$150,000) to its former majority shareholder, Ranger Minerals Ltd. (Ranger). Of this amount, $78,877 (US$50,000) had been advanced as at December 31, 2002. This debenture was fully drawn down and was converted by Ranger into 243,576 common shares of the Company at an average price of $0.93 per share.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the quarter ended March 31, 2004 resulted in a net cash outflow in the amount of $517,058. As at March 31, 2004, the Company is in a strong financial position with cash of $6,693,291 and working capital of $6,618,007. The Company also holds a portfolio of long-term investments which as at March 31, 2004 had a quoted value of $8.8 million.

The Company is well-funded and is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is more than adequate to meet requirements for the foreseeable future. Additional financing sources include outstanding share purchase warrants and stock options, including 2,393,000 warrants currently exercisable at $1.40 per share to June 25, 2004, with the exercise price escalating in stages to $2.05 per share, and with an expiry date of June 25, 2008.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligations as at March 31, 2004:

Contractual Obligations	**Total**	**Less than 1 year**	**1–2 years**
Agreement to acquire a 51% interest in Afghan Minerals Inc.	$200,000	$200,000	$nil
Agreement to acquire a 51% interest in Foundation Resources Ltd.	$250,000	$200,000	$50,000

Transactions with Related Parties

Transactions with related parties are described in note 6 to the consolidated financial statements for the three months ended March 31, 2004.

Critical Accounting Estimates

The Company's critical accounting estimates are as described in the Annual MD&A with the following addition.

The Company recognized accounting goodwill of $234,800 in respect of the agreements to acquire 51% interests in two new exploration subsidiaries, Afghan Minerals Inc. and Foundation Resources Ltd. Both of these investments are part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill is attributable to these management teams, including their connections to Afghanistan and Mongolia, respectively.

Recent Accounting Pronouncements

There are no recent accounting pronouncements impacting the current quarter's financial statements, except as disclosed in the Annual MD&A.

Financial Instruments

The Company's financial instruments consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Bolivia and Chile. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:

Common shares, no par value, unlimited shares

Issued and outstanding:

8,937,577 common shares as at March 31, 2004 for a net consideration of $60,706,270.

Outstanding options, warrants, and convertible securities as at March 31, 2004:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	50,000	$13.00	June 21, 2004
Share purchase warrants	140,000	$3.15	December 11, 2004
Share purchase warrants	100,000	$1.50	December 31, 2004
Share purchase warrants	2,000,000	$3.75	December 11, 2006
Share purchase warrants	2,393,000	$1.40 to $2.05	June 25, 2008
Stock options	2,000	$6.80	June 21, 2004
Stock options	45,000	$10.00	October 30, 2005
Stock options	40,000	$27.50	October 30, 2005
Stock options	4,000	$2.10	March 13, 2006
Stock options	79,500	$0.85	February 12, 2007
Stock options	107,500	$1.25	May 30, 2008
Stock options	8,000	$4.70	March 5, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at **www.sedar.com** and at the Company's website at **www.generalminerals.com**.

General Minerals Corporation
Consolidated Balance Sheets

As at March 31, 2004
(Unaudited - Stated in Canadian Dollars)

	March 31, 2004	December 31, 2003
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**6,693,291**	7,210,349
Prepaids and other	**100,154**	42,679
	6,793,445	7,253,028
Investments *(note 2)*	**8,870,000**	8,870,000
Mining properties and equipment		
Mining claims and deferred exploration *(note 3)*	**803,205**	463,441
Equipment	**4,235**	5,099
	807,440	468,540
Goodwill *(note 4)*	**234,800**	-
	16,705,685	16,591,568
LIABILITIES		
Current liabilities		
Accounts payable	**175,438**	123,078
Minority interest *(note 4)*	**254,800**	-
	430,238	**123,078**
SHAREHOLDERS' EQUITY		
Capital stock *(note 5)*		
Authorized		
Common shares, no par value, unlimited shares		
Issued and outstanding 8,937,577 (2003 - 8,915,577) common shares	**60,706,270**	60,675,470
Fair value of options and warrants	**254,782**	254,782
Deficit	**(44,685,605)**	(44,461,762)
	16,275,447	16,468,490
	16,705,685	16,591,568

General Minerals Corporation

Consolidated Statements of Operations and Deficit

For the three months ended Marh 31, 2004
(Unaudited – Stated in Canadian Dollars)

	March 31, 2004	March 31, 2003
	$	$
General and administrative expense		
Consulting	**35,446**	9,050
Directors' fees	**14,500**	-
Filing fees and transfer agent	**21,593**	21,061
Insurance	**10,454**	3,779
Interest and bank charges	**1,313**	777
Office and miscellaneous	**21,529**	23,866
Professional fees	**59,570**	8,676
Shareholder information	**4,272**	300
Travel and promotion	**13,529**	2,789
Wages and benefits	**69,025**	34,023
	251,231	104,321
Other (income) and expenses		
Depreciation and amortization	**864**	2,647
Interest income	**(38,562)**	(72)
Foreign exchange loss	**10,310**	1,963
Reconnaissance expense	**-**	7,104
Net loss for the period	**(223,843)**	(115,963)
Deficit – beginning of period	**(44,461,762)**	(40,627,020)
Deficit – end of period	**(44,685,605)**	(40,742,983)
Basic and diluted loss per share	**(0.03)**	(0.03)
Weighted average shares outstanding	**8,927,067**	4,151,555

General Minerals Corporation

Consolidated Statements of Cash Flows

For the three months ended March 31, 2004
(Unaudited – Stated in Canadian Dollars)

	March 31, 2004	March 31, 2003
	$	$
Cash flows from operating activities		
Net loss for the period	**(223,843)**	(115,963)
Items not affecting cash		
Depreciation and amortization	**864**	2,647
	(222,979)	(113,316)
Changes in non-cash operating working capital		
(Increase) decrease in prepaids and other	**(47,475)**	2,764
Increase (decrease) in payables	**52,360**	(39,465)
	(218,094)	(150,017)
Cash flows from investing activities		
Expenditures for mining properties and equipment	**(339,764)**	(35,517)
Cash acquired on acquisition of subsidiaries	**10,000**	–
	(329,764)	(35,517)
Cash flows from financing activities		
Proceeds from issue of capital stock	**30,800**	148,333
	30,800	148,333
Change in cash and cash equivalents	**(517,058)**	(37,201)
Cash and equivalents - beginning of period	**7,210,349**	111,044
Cash and equivalents – end of period	**6,693,291**	73,843
Supplemental cash flow information		
Minority interest on acquisition of subsidiaries	**254,800**	–
Goodwill on acquisition of subsidiaries	**(234,800)**	–
Receivables acquired on acquisition of subsidiaries	**(10,000)**	–
Shares issued on conversion of shareholder advances	**–**	78,877
	10,000	78,877

Consolidated Statements of Deferred Exploration Expenditures

For the three months ended March 31, 2004
(Unaudited – Stated in Canadian Dollars)

	U.S. PROPERTIES $	BOLIVIA PROPERTIES $	CHILE PROPERTIES $	TOTAL $
Expenditures				
Balance at December 31, 2003	**319,277**	**144,164**	**-**	**463,441**
Land payments	113,606	2,690	39,827	156,123
Laboratory	7,528	7,716	-	15,244
Field supplies	1,621	3,834	-	5,455
General	1,598	9,360	1,164	12,122
Maps and reproduction	5,414	1,367	-	6,781
Surveying	22,944	-	-	22,944
Geological consulting	65,884	19,422	-	85,306
Geophysical	5,707	-	-	5,707
Travel and accommodation	19,736	10,054	292	30,082
	244,038	**54,443**	**41,283**	**339,764**
Balance at March 31, 2004	**563,315**	**198,607**	**41,283**	**803,205**

For the three months ended March 31, 2004
(Unaudited – Stated in Canadian Dollars)

For a complete description of the Company's accounting policies and disclosures, please refer to the 2003 audited financial statements. These audited financial statements and the notes thereto are available from the Company's web site at http://www.generalminerals.com. Upon request to the Company, one copy of the Company's 2003 Annual Report will be provided.

1. Significant Accounting Policies

The Interim Financial Statements follow the same significant Accounting Policies as the most recently completed financial year-end.

2. Investments

	March 31, 2004	December 31, 2003
4,000,000 common shares of Esperanza Silver Corporation (market value $3,360,000 (2003 - $4,600,000))	**$ 4,200,000**	$ 4,200,000
500,000 common shares of Lumina Copper Corporation (market value $3,500,000 (2003 - $1,975,000))	**2,250,000**	2,250,000
4,000,000 warrants of Esperanza Silver Corporation	**800,000**	800,000
500,000 warrants of Lumina Copper Corporation	**1,620,000**	1,620,000
	$ 8,870,000	$ 8,870,000

3. Mining Claims and Deferred Exploration

	March 31, 2004	December 31, 2003
Diamante Azul, Bolivia	**$ 103,012**	$ 103,012
Dragoon, U.S.	**107,122**	101,556
Escalones, Chile	**41,283**	-
Gold Coin, U.S.	**101,148**	73,288
Monitor, U.S.	**162,147**	105,363
Other a)	**288,493**	80,222
	$ 803,205	$ 463,441

a) These expenditures are in respect of several newly-acquired mineral properties located in Arizona, U.S.A., and in Bolivia.

4. Acquisition of Subsidiaries

a) In January 2004, the Company entered into an agreement with Afghan Minerals Inc. (AMI), a start-up exploration company, to acquire a 51% interest in AMI through the purchase of 1,041,700 units at $0.24 per unit. Each unit consisted of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. The Company's investment in AMI is part of its strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill of $117,400 is attributable to AMI's management team, including its connection to Afghanistan. The acquisition has been accounted for using the purchase method, as follows:

Net Assets Acquired:	
Cash	$ 60,000
Amount due from General Minerals	200,000
Goodwill	117,400
Minority interest	(127,400)
	$ 250,000
Consideration Given:	
Cash	$ 50,000
Amount due to AMI	200,000
	$ 250,000
Net Cash Acquired:	$ 10,000

b) In March 2004, the Company entered into an agreement with Foundation Resources Ltd. (Foundation), a start-up exploration company, to acquire a 51% interest in Foundation through the purchase of 1,041,700 units at $0.24 per unit. Each unit consisted of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. The Company's investment in Foundation is part of its strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill of $117,400 is attributable to Foundation's management team, including its connection to Mongolia. The acquisition has been accounted for using the purchase method, as follows:

Net Assets Acquired:	
Working capital	$ 10,000
Amount due from General Minerals	250,000
Goodwill	117,400
Minority interest	(127,400)
	$ 250,000
Consideration Given:	
Amount due to Foundation	$ 250,000
Net Cash Acquired:	$ -

5. Capital Stock

	Number of Common Shares	Amount
Balance, December 31, 2003	8,915,577	$ 60,675,470
Issuance of common shares on exercise of warrants	22,000	30,800
Balance, March 31, 2004	8,937,577	$ 60,706,270

6. Related Party Transactions

During the three months ended March 31, 2004, legal fees totaling $13,315 (2003 - $nil) were charged by a legal firm in which a director is a partner. As at March 31, 2004 an amount of $3,575 remained as an account payable.

7. Segmented Information

The Company's operations are limited to a single industry segment. Geographic segmented information as at March 31, 2004 and December 31, 2003 includes:

Identifiable Assets	March 31, 2004	December 31, 2003
Canada	$ 6,583,726	$ 7,210,135
Bolivia	297,714	163,884
Chile	41,283	-
Caribbean	9,195,955	8,870,226
Other	587,007	347,323
Total Assets	$ 16,705,685	$ 16,591,568

General Minerals Corporation

900-580 Hornby Street
Vancouver, B.C. V6C 3B6

Phone: (604) 684-0693
Fax: (604) 684-0642
Web page: www.generalminerals.com

Printed in Canada

File No: 82-34810



General Minerals Corporation

Second Quarter Report – 2004

Dear Fellow Shareholders,

The focus of our activities during the Second Quarter was continuing exploration on our more promising properties in South America and in the US. We announced the completion of four 43-101 technical reports on Monitor, Gold Coin, Dragoon and Escalones properties that are currently being used as we show our properties to prospective joint venture partners. We had a successful Annual General Meeting in Toronto in mid June that saw our shareholders approve four proposals and we very much appreciate your support in voting for their passage. We continue to utilize the expertise of a number of consulting geologists on our properties, while maintaining only three full-time employees in the Company, including myself. We find this to be a very effective and efficient use of our financial resources.

During the Quarter we reported significant results from our exploration activities at two important properties in our portfolio: the Monitor porphyry copper-silver target in Arizona and the Malku Khota silver property in west central Bolivia. At Monitor, located in Pinal County, Arizona on-going work on the property identified a much larger area that is approximately 2 by 2 kilometres in size. This larger area displays characteristics typical of porphyry copper systems. We have now completed a wide spaced reconnaissance soil grid over approximately two thirds of this area with a total of 170 samples taken. Soil results show elevated metal values, which include anomalous values in copper, lead, zinc and iron over the majority of this limonite rich area. These results suggest a local metal source and further support the potential of an underlying porphyry copper system.

Continued rock-chip sampling has produced results including 0.67% copper and 178 grams per ton silver over 36.6 metres from an open cut in an area located 850 metres south of our initial sampling program. This area is known as the Silverado Zone and is characterized by copper and silver mineralization hosted within fractured Dripping Springs quartzite. Our investigation of the outcrop suggests that the area contains primary predominantly chalcopyrite mineralization which has subsequently been oxidized. With the identification of the Silverado Zone, we have now outlined significant surface mineralization within an area of approximately 1,500 x 1,000 metres.

Because of these encouraging results we applied for seven additional State of Arizona Exploration leases earlier this year which have subsequently been approved. These leases cover an additional 1,035 hectares and are located to the south and west of the existing property under the control of the company. The new leases to the west are located within only 1,400 metres of the Ray Mine complex and add to the overall potential of the Monitor property. The Ray Mine is the second largest producing copper mine in Arizona and last year produced 272.0 million lbs. of copper which was exceeded only by Phelps Dodge's Morenci Mine. We are presently seeking a joint venture partner for the project and a number of companies are showing considerable interest. We believe this project which is hemmed in by land positions of Teck, Asarco, Kennecott and Phelps Dodge, represents an excellent exploration opportunity for porphyry copper, silver mineralization and high grade copper-silver structural targets.

In South America, our most exciting news concerns the identification of a significant silver rock-chip anomaly at the Malku Khota project in Bolivia. After the announcement of the property acquisition in September of last year we undertook a large program of surface sampling. Since then we have completed the initial reconnaissance of the 4,125 hectare property which has included geological mapping and the collection of 1,055 chip samples across the silver-bearing Atocha and Condoriquina sandstones. These chip samples have been taken on a series of 30 long lines across the width of the sandstone units, each line being between 50 and 800 metres apart, covering approximately a 15 kilometre length of the sandstone units. This work has resulted in the definition of an area of approximately 3,500 metres long by 800 metres wide which includes anomalous silver, gold, bismuth and base metal values in continuous chip samples. Within this area we have identified a well defined zone of 3,450 metres by 263 metres in which anomalous silver values of approximately half to one ounce per tonne have been found over significant widths of continuous rock chip samples. This zone is also cut by approximately 50 cross-cutting gold-bismuth veins.

We consider these results significant since similar results at the Atocha Project, 30 kilometres along strike to the north, were often associated with much higher grade silver mineralization at depth. Silver is easily leached from the surface rocks so only low values are expected at surface. Any values greater than 1 to 2 grams per ton in the sandstone are anomalous and may represent higher grades in the un-leached rock a few metres below the surface. At Atocha we found widths of several metres of anomalous sandstone at surface which lead to the discovery of grades of greater than 500 grams per ton silver subsurface. At Malku Khota we have identified widths of up to 263 metres with anomalous silver over a strike length of 3,450 metres. These surface results, such as 228 metres of 40 grams per ton silver, are interpreted as indications that at Malku Khota silver mineralization is disseminated throughout a large thickness of the Atocha and Condoriquina sandstone units over a substantial strike length and that important higher grade mineralization may start just a few metres down immediately beneath the location of the channel samples.

Through our evaluation of these results we believe that there is good potential for a large disseminated deposit of silver mineralization which would include layers of high grade silver mantos and cross-cutting gold-bismuth veins. We will continue to define drill or tunnelling targets to investigate the subsurface and at the same time have already initiated contacts with prospective joint venture partners, some of whom have already visited Malku Khota.

Our two new majority owned exploration companies, Afghan Minerals Inc. (AMI) and Foundation Resources Ltd., (Foundation) are advancing and are in the process of acquiring properties in Afghanistan and Mongolia, respectively. I hope to be announcing further progress by these two companies within the next two quarters.

I firmly believe that our strategy, particularly with respect to exploration, is beginning to show success as evidenced by the degree of interest we are seeing in our properties from other companies. While these companies are evaluating our properties we will continue with our plans and expect to be adding new properties to our portfolio. Discovery success remains the greatest source of increased shareholder value which remains the primary objective of your company.

Sincerely,



Ralph Fitch
President

General

The following information, prepared as of August 5, 2004, should be read in conjunction with the unaudited consolidated financial statements of General Minerals Corporation for the six months ended June 30, 2004, as well as the audited consolidated financial statements for the year ended December 31, 2003 and the related management's discussion and analysis (the "Annual MD&A") contained in the 2003 Annual Report. The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company's business is to investigate new exploration opportunities, and to carry out early-stage mineral exploration on properties identified by management as having discovery potential. The Company then seeks joint venture partners to fund further exploration and add partners' expertise. The mineral exploration business is high risk and most exploration projects do not become mines.

During 2003, the Company completed two significant private placement financings and as at June 30, 2004 is in a strong financial position with cash of $5.9 million and working capital of $5.8 million. The Company also has equity investments in two junior mining companies with a combined quoted value of $6.5 million as at June 30, 2004.

Results of Operations

During the six months ended June 30, 2004, the Company reported a net loss of $2,230,043 ($0.25 per share) compared to a net loss of $400,123 ($0.09 per share) reported in the six months ended June 30, 2003. The 2004 loss includes a non-cash writedown of $1,840,000 in respect of the carrying value of the Company's investments.

General and administrative expenses increased from $416,303 to $577,129 commensurate with an increase in the level of corporate activity, which in turn was a result of the Company's improved financial position. The 2004 expense includes $155,107 (2003 - $112,223) in professional fees in respect of accounting, legal and tax services provided. Office and miscellaneous expense increased from $36,486 to $84,230 as the Company opened an office in Denver, USA. Other significant increases included directors' fees which increased to $32,000 from $nil in 2003; and shareholder information expense which increased to $69,332 from $34,708. These variances were offset by a decrease in filing and transfer agent fees to $36,778 from $73,079 as the Company had completed a number of filings in respect of financing arrangements in 2003. In addition, consulting expense decreased from $55,012 to $39,722, as certain consulting fees incurred in South America have been deferred and charged to properties in 2004. It is expected that 2004 administrative costs will continue at current levels.

Expenses were offset by $57,116 (2003 - $106) in interest income earned on the Company's short term investments. The Company also recognized a gain of $101,411 (2003 - $nil) on the disposal of a drill rig in South America.

During the period, the Company reviewed the carrying values of its investments and wrote down the investment in Esperanza Silver Corporation ("Esperanza") to its quoted value as at June 30, 2004, recognizing a loss of $1,840,000. The Esperanza units had been acquired by the Company under a 2003 agreement to dispose of the Atocha silver property in Bolivia.

During the second quarter, the Company reported a net loss of $2,006,200 ($0.22 per share) compared to a net loss of $284,160 ($0.06 per share) reported in the second quarter of 2003. The 2004 loss includes the aforementioned non-cash writedown of $1,840,000. General and administrative expense for the second quarter increased slightly to $325,898 from $311,982 incurred in the same period of 2003.

Capital Expenditures and Investing Activities

Total exploration spending increased to $920,495 in the six months ended June 30, 2004 from $98,262 incurred during the same period of 2003. The 2004 deferred expenditures included $326,441 in land payments as well as costs associated with preliminary exploration programs, including geological consulting fees in the amount of $259,872. Costs incurred on the various U.S. properties totaled $484,815 and included $102,288 incurred on the Monitor property; $94,963 incurred on the Oro property; $74,044 incurred at Markham Wash; $72,148 incurred at Mine Wash; and $71,520 incurred at Gold Hill. A total of $226,614 was incurred in Bolivia, including $136,854 incurred at Malku Khota and $89,760 incurred at Laurani; and $167,557 was incurred in Chile in connection with the acquisition of the Escalones property.

During the first quarter of 2004, the Company reacquired the Escalones porphyry copper-gold project in Chile. The Company had previously held the property between 1996-2001 during which time it drilled 25 drill holes to its own account and during a joint venture with Asarco. The Company entered into an option agreement dated February 26, 2004. Pursuant to the "Boezio Option", the Company has the right for a period of 5 years from February 26, 2004 to purchase the claims upon payment to the owner of US$4,975,000, of which US$75,000 has been paid to date. Additional payments, pursuant to the "Boezio Option", are due as follows:

US$100,000	June 30, 2005	US$500,000	June 30, 2007
US$50,000	December 31, 2005	US$950,000	June 30, 2008
US$300,000	June 30, 2006	US$3,000,000	June 30, 2009

The Company is required to pay all amounts required to protect and maintain the property. There is a 2% NSR if the price of copper is greater than US$0.75 per pound and a 1% NSR if the copper price is less than US$0.75. The NSR may be purchased for US$3,000,000 within the 5 years following the exercise of the "Boezio Option" and US$5,000,000 after 5 years of the exercise of the "Boezio Option".

During the first quarter of 2004, the Company entered into two agreements to acquire 51% interests in two newly-incorporated private exploration companies. In the first agreement, the Company acquired a 51% interest in Afghan Minerals Inc. ("AMI") for consideration of $250,000, payable in quarterly installments of $50,000, of which $100,000 had been paid as at June 30, 2004. The Company has purchased 1,041,700 units at $0.24 per unit, with each unit consisting of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. AMI is currently reviewing and evaluating mineral exploration properties in Afghanistan.

In the second agreement, the Company acquired a 51% interest in Foundation Resources Ltd. ("Foundation") for consideration of $250,000, payable in quarterly installments of $50,000, of which $50,000 had been paid as at June 30, 2004. The Company has purchased 1,041,700 units at $0.24 per unit, with each unit consisting of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. Foundation is currently conducting exploration activities in Mongolia.

Summary of Quarterly Results (unaudited)

Three months ended	**June 30, 2004**	**March 31, 2004**	**Dec. 31, 2003**	**Sept 30, 2003**	**June 30, 2003**	**March 31, 2003**	**Dec. 31, 2002**	**Sept. 30, 2002**
Total revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Deferred exploration expenditures	$580,731	$339,764	$218,123	$53,144	$62,745	$35,517	$34,683	$74,871
Net (loss)	($2,006,200)	($223,843)	($1,591,735)	($1,842,884)	($284,160)	($115,963)	($1,864,406)	($194,343)
Net (loss) per share (Basic and fully diluted)[1][2]	($0.22)	($0.03)	($0.22)	($0.27)	($0.06)	($0.03)	($0.48)	($0.05)

(1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.
(2) On June 27, 2003, the issued and outstanding shares of the Company were consolidated on a one (1) new common share for ten (10) old common share basis. All share numbers reflect the effect of the share consolidation applied retroactively.

Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

The net loss for the quarter ended June 30, 2004 includes a writedown of the Company's investment in Esperanza amounting to $1,840,000. The net loss for the quarters ended December 31, 2003 and September 30, 2003 included losses associated with the disposal of the Atocha and Vizcachitas properties amounting to $1,142,218 and $1,684,877, respectively. The net loss for the quarter ended December 31, 2002 included the write-off of the Company's interest in the Tantalum project in Bolivia amounting to $1,520,274.

Financing Activities

During the six months ended June 30, 2004, the Company raised $30,800 from the exercise of 22,000 share purchase warrants at $1.40 per share. During the same period in 2003, the Company completed a number of financings to raise an aggregate $2,656,823 including net proceeds of $2.5 million raised in a units offering which closed in June.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the six months ended June 30, 2004 consumed cash of $1,302,897. As at June 30, 2004, the Company is in a strong financial position with cash of $5,907,452 and working capital of $5,828,266. The Company also holds a portfolio of long-term investments which as at June 30, 2004 had a quoted value of $6.5 million.

The Company is well-funded and is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is more than adequate to meet requirements for the foreseeable future. Additional financing sources include outstanding share purchase warrants and stock options, including 100,000 warrants exercisable at $1.50 per share to December 31, 2004; and 2,393,000 warrants currently exercisable at $1.54 per share to June 25, 2005, with the exercise price escalating in stages to $2.05 per share, and with an expiry date of June 25, 2008.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligations as at June 30, 2004:

		Payments Due by Period	
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**
Agreement to acquire a 51% interest in Afghan Minerals Inc.	$150,000	$150,000	$nil
Agreement to acquire a 51% interest in Foundation Resources Ltd.	$200,000	$200,000	$nil
Lease arrangement for office premises in Denver, USA	$61,871	$21,059	$40,812

Transactions with Related Parties

Transactions with related parties are described in note 6 to the consolidated financial statements for the six months ended June 30, 2004.

Critical Accounting Estimates

The Company's critical accounting estimates are as described in the Annual MD&A with the following addition.

The Company recognized accounting goodwill of $234,800 in respect of the agreements to acquire 51% interests in two new exploration subsidiaries, Afghan Minerals Inc. and Foundation Resources Ltd. Both of these investments are part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill is attributable to these management teams, including their connections to Afghanistan and Mongolia, respectively.

Recent Accounting Pronouncements

There are no recent accounting pronouncements impacting the current quarter's financial statements, except as disclosed in the Annual MD&A.

Financial Instruments

The Company's financial instruments consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Bolivia, Chile, Afghanistan, and Mongolia. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:

Common shares, no par value, unlimited shares

Issued and outstanding:

8,937,577 common shares as at June 30, 2004 for a net consideration of $60,706,270.

Outstanding options, warrants, and convertible securities as at June 30, 2004:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	140,000	$3.15	December 11, 2004
Share purchase warrants	100,000	$1.50	December 31, 2004
Share purchase warrants	2,000,000	$3.75	December 11, 2006
Share purchase warrants	2,393,000	$1.54 to $2.05	June 25, 2008
Stock options	45,000	$10.00	October 30, 2005
Stock options	40,000	$27.50	October 30, 2005
Stock options	4,000	$2.10	March 13, 2006
Stock options	79,500	$0.85	February 12, 2007
Stock options	107,500	$1.25	May 30, 2008
Stock options	8,000	$4.70	March 5, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at **www.sedar.com** and at the Company's website at **www.generalminerals.com**.

General Minerals Corporation

Consolidated Balance Sheets

As at June 30, 2004
(Unaudited – Stated in Canadian Dollars)

	June 30, 2004	December 31, 2003
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**5,907,452**	7,210,349
Prepaids and other	**38,310**	42,679
	5,945,762	7,253,028
Investments *(note 2)*	**7,030,000**	8,870,000
Mining properties and equipment		
Mining claims and deferred exploration *(note 3)*	**1,383,936**	463,441
Equipment	**36,845**	5,099
	1,420,781	468,540
Goodwill *(note 4)*	**234,800**	–
	14,631,343	16,591,568
LIABILITIES		
Current liabilities		
Accounts payable	**117,496**	123,078
Minority interest *(note 4)*	**244,600**	–
	362,096	123,078
SHAREHOLDERS' EQUITY		
Capital stock *(note 5)*		
Authorized		
Common shares, no par value, unlimited shares		
Issued and outstanding		
8,937,577 (2003 - 8,915,577) common shares	**60,706,270**	60,675,470
Fair value of options and warrants	**254,782**	254,782
Deficit	**(46,691,805)**	(44,461,762)
	14,269,247	16,468,490
	14,631,343	16,591,568

General Minerals Corporation

Consolidated Statements of Operations and Deficit

For the periods ended

(Unaudited – Stated in Canadian Dollars)

	Three Month Period Ended June 30, 2004	Three Month Period Ended June 30, 2003	**Six Month Period Ended June 30, 2004**	Six Month Period Ended June 30, 2003
	$	$	**$**	$
General and administrative expense				
Consulting	**4,276**	45,963	**39,722**	55,012
Directors' fees	**17,500**	–	**32,000**	–
Filing fees and transfer agent	**15,185**	52,018	**36,778**	73,079
Insurance	**14,885**	4,581	**25,339**	8,359
Interest and bank charges	**1,541**	8,386	**2,854**	9,163
Office and miscellaneous	**62,701**	12,618	**84,230**	36,486
Professional fees	**95,537**	103,547	**155,107**	112,223
Shareholder information	**65,060**	34,408	**69,332**	34,708
Travel and promotion	**10,775**	3,572	**24,304**	6,361
Wages and benefits	**38,438**	46,889	**107,463**	80,912
	325,898	311,982	**577,129**	416,303
Other (income) and expenses				
Depreciation and amortization	**1,721**	2,521	**2,585**	5,168
Foreign exchange gain	**(36,418)**	(17,649)	**(26,108)**	(15,686)
Gain on asset disposals	**(101,411)**	–	**(101,411)**	–
Interest income	**(18,554)**	(34)	**(57,116)**	(106)
Minority interest	**(10,200)**	–	**(10,200)**	–
Other income	**-**	(24,482)	**-**	(24,482)
Reconnaissance expense	**5,164**	(1,303)	**5,164**	5,801
Stock-based compensation expense	**-**	13,125	**-**	13,125
Writedown of investments	**1,840,000**	–	**1,840,000**	–
Net loss for the period	**(2,006,200)**	(284,160)	**(2,230,043)**	(400,123)
Deficit – beginning of period	**(44,685,605)**	(40,742,983)	**(44,461,762)**	(40,627,020)
Deficit – end of period	**(46,691,805)**	(41,027,143)	**(46,691,805)**	(41,027,143)
Basic and diluted loss per share	**(0.22)**	(0.06)	**(0.25)**	(0.09)
Weighted average shares outstanding	**8,937,577**	4,489,038	**8,932,322**	4,321,229

General Minerals Corporation

Consolidated Statements of Cash Flows

For the periods ended

(Unaudited – Stated in Canadian Dollars)

	Three Month Period Ended June 30, 2004	Three Month Period Ended June 30, 2003	**Six Month Period Ended June 30, 2004**	Six Month Period Ended June 30, 2003
	$	$	**$**	$
Cash flows from operating activities				
Net loss for the period	**(2,006,200)**	(284,160)	**(2,230,043)**	(400,123)
Items not affecting cash				
Depreciation and amortization	**1,721**	2,521	**2,585**	5,168
Minority interest	**(10,200)**	-	**(10,200)**	-
Stock-based compensation expense	**-**	13,125	**-**	13,125
Writedown of investments	**1,840,000**	-	**1,840,000**	-
	(174,679)	(268,514)	**(397,658)**	(381,830)
Changes in non-cash operating working capital				
(Increase) decrease in prepaids and other	**61,844**	13,712	**14,369**	16,476
Increase (decrease) in payables	**(57,942)**	(15,991)	**(5,582)**	(55,456)
	(170,777)	(270,793)	**(388,871)**	(420,810)
Cash flows from investing activities				
Expenditures for mining properties and equipment	**(615,062)**	(62,745)	**(954,826)**	(98,262)
Cash acquired on acquisition of subsidiaries	**-**	-	**10,000**	-
	(615,062)	(62,745)	**(944,826)**	(98,262)
Cash flows from financing activities				
Proceeds from issue of capital stock	**-**	2,508,490	**30,800**	2,656,823
	-	2,508,490	**30,800**	2,656,823
Change in cash and cash equivalents	**(785,839)**	2,174,952	**(1,302,897)**	2,137,751
Cash and equivalents - beginning of period	**6,693,291**	73,843	**7,210,349**	111,044
Cash and equivalents – end of period	**5,907,452**	2,248,795	**5,907,452**	2,248,795
Supplemental cash flow information				
Minority interest on acquisition of subsidiaries	**-**	-	**254,800**	-
Goodwill on acquisition of subsidiaries	**-**	-	**(234,800)**	-
Receivables acquired on acquisition of subsidiaries	**-**	-	**(10,000)**	-
Shares issued on conversion of shareholder advances	**-**	-	**-**	78,877
	-	-	**10,000**	78,877

General Minerals Corporation

Consolidated Statements of Deferred Exploration Expenditures

For the six months ended June 30, 2004
(Unaudited – Stated in Canadian Dollars)

	U.S. PROPERTIES $	BOLIVIA PROPERTIES $	CHILE PROPERTIES $	MONGOLIA PROPERTIES $	TOTAL $
Balance at December 31, 2003	**319,277**	**144,164**	**-**	**-**	**463,441**
Land payments	153,688	26,042	139,160	7,551	**326,441**
Laboratory	17,712	52,222	224	-	**70,158**
Field supplies	16,992	8,823	2,729	-	**28,544**
General	22,152	21,186	10,279	2,451	**56,068**
Maps and reproduction	7,922	3,103	-	1,777	**12,802**
Surveying	37,570	-	-	-	**37,570**
Geological consulting	141,320	84,295	11,865	22,392	**259,872**
Geophysical	34,085	-	-	-	**34,085**
Travel and accommodation	53,374	30,943	3,300	7,338	**94,955**
	484,815	226,614	167,557	41,509	**920,495**
Balance at June 30, 2004	804,092	370,778	167,557	41,509	**1,383,936**

For the six months ended June 30, 2004
(Unaudited – Stated in Canadian Dollars)

For a complete description of the Company's accounting policies and disclosures, please refer to the 2003 audited financial statements. These audited financial statements and the notes thereto are available from the Company's web site at http://www.generalminerals.com. Upon request to the Company, one copy of the Company's 2003 Annual Report will be provided.

1. Significant Accounting Policies

The Interim Financial Statements follow the same significant Accounting Policies as the most recently completed financial year-end.

2. Investments

	June 30, 2004	December 31, 2003
4,000,000 common shares of Esperanza Silver Corporation (market value $3,160,000 (2003 - $4,600,000))	**$ 3,160,000**	$ 4,200,000
500,000 common shares of Lumina Copper Corporation (market value $2,475,000 (2003 - $1,975,000))	**2,250,000**	2,250,000
4,000,000 warrants of Esperanza Silver Corporation	**-**	800,000
500,000 warrants of Lumina Copper Corporation	**1,620,000**	1,620,000
	$ 7,030,000	$ 8,870,000

During the six months ended June 30, 2004, management reviewed the carrying value of the Company's investments, and wrote down the investment in Esperanza Silver Corporation by $1,840,000 to reflect an impairment in value.

3. Mining Claims and Deferred Exploration

	June 30, 2004	December 31, 2003
Diamante Azul, Bolivia	**$ 103,012**	$ 103,012
Dragoon, U.S.	**113,963**	101,556
Escalones, Chile	**167,557**	-
Gold Coin, U.S.	**130,711**	73,288
Laurani, Bolivia	**103,889**	14,129
Malku Khota, Bolivia	**163,878**	27,023
Monitor, U.S.	**207,651**	105,363
Oro, U.S.	**96,448**	1,485
Other a)	**296,827**	37,585
	$ 1,383,936	$ 463,441

a) These expenditures are in respect of several newly-acquired mineral properties located in Arizona, U.S.A., and in Mongolia.

4. Acquisition of Subsidiaries

a) In January 2004, the Company entered into an agreement with Afghan Minerals Inc. (AMI), a start-up exploration company, to acquire a 51% interest in AMI through the purchase of 1,041,700 units at $0.24 per unit. Each unit consisted of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. The Company's investment in AMI is part of its strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill of $117,400 is attributable to AMI's management team, including its connection to Afghanistan. The acquisition has been accounted for using the purchase method, as follows:

Net Assets Acquired:	
Cash	$ 60,000
Amount due from General Minerals	200,000
Goodwill	117,400
Minority interest	(127,400)
	$ 250,000
Consideration Given:	
Cash	$ 50,000
Amount due to AMI	200,000
	$ 250,000
Net Cash Acquired:	$ 10,000

During the second quarter, the Company made a further cash payment of $50,000 under the terms of the acquisition agreement. The remainder of the balance due to AMI is payable in quarterly installments of $50,000.

b) In March 2004, the Company entered into an agreement with Foundation Resources Ltd. (Foundation), a start-up exploration company, to acquire a 51% interest in Foundation through the purchase of 1,041,700 units at $0.24 per unit. Each unit consisted of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. The Company's investment in Foundation is part of its strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill of $117,400 is attributable to Foundation's management team, including its connection to Mongolia. The acquisition has been accounted for using the purchase method, as follows:

Net Assets Acquired:	
Other working capital	$ 10,000
Amount due from General Minerals	250,000
Goodwill	117,400
Minority interest	(127,400)
	$ 250,000
Consideration Given:	
Amount due to Foundation	$ 250,000
Net Cash Acquired:	$ -

During the second quarter, the Company made a cash payment of $50,000 under the terms of the acquisition agreement. The remainder of the balance due to Foundation is payable in quarterly installments of $50,000.

5. Capital Stock

	Number of Common Shares	Amount
Balance, December 31, 2003	8,915,577	$ 60,675,470
Issuance of common shares on exercise of warrants	22,000	30,800
Balance, June 30, 2004	8,937,577	$ 60,706,270

6. Related Party Transactions

During the six months ended June 30, 2004, legal fees totaling $43,392 (2003 - $nil) were charged by a legal firm in which a director is a partner. As at June 30, 2004 an amount of $nil remained as an account payable.

7. Segmented Information

The Company's operations are limited to a single industry segment. Geographic segmented information as at June 30, 2004 and December 31, 2003 includes:

Identifiable Assets	June 30, 2004	December 31, 2003
Canada	$ 5,871,313	$ 7,210,135
United States	846,196	347,323
Bolivia	474,054	163,884
Chile	240,368	-
Caribbean	7,051,306	8,870,226
Other	148,106	-
Total Assets	$ 14,631,343	$ 16,591,568

8. Commitment

The Company is committed under the terms of an office lease agreement for the following annual rent and estimated operating costs:

year ending December 31, 2004	$ 10,457
year ending December 31, 2005	$ 21,495
year ending December 31, 2006	$ 22,367
year ending December 31, 2007	$ 7,552

General Minerals Corporation

900-580 Hornby Street
Vancouver, B.C. V6C 3B6

Phone: (604) 684-0693
Fax: (604) 684-0642
Web page: www.generalminerals.com

Printed in Canada

REPORT ON
GOLD COIN PROPERTY
COCHISE COUNTY, ARIZONA

Prepared for General Minerals Corporation

Randall L. Moore WA RPG # 1390

May 19, 2004

Randall L. Moore (PRG) 2986 Powell St., Eugene, Oregon 97405

TABLE OF CONTENTS

Figures

Plates

1.0 SUMMARY

The General Minerals Corporation's ("GMC") Gold Coin property is located along the southern edge of the Dragoon Mountains within Cochise County, Arizona. The property is approximately 20 kilometers east of Tombstone, Arizona and 30 kilometers north of the Bisbee Mining district which hosted very high-grade carbonate replacement deposits and the large Bisbee porphyry copper system. The mineral properties controlled by GMC are located within Sections 28, 32, 33, Township 19 South, Range 25 East and Sections 4, 5, Township 20 South, Range 25 East. Access is gained by well maintained gravel roads from Tombstone or Wilcox, Arizona.

The property consists of 44 lode claims and 3 State of Arizona Exploration Mineral Leases and encompasses a total of 487 ha. The claims are leased from third parties and are subject to annual payments and buyout options.

Historical records indicate that mining activities date back to the mid-1800's when the Courtland-Gleeson area was exploited for base and precious metals. The district has had a long history of porphyry copper exploration with most of the past production coming from high-grade secondary enriched copper oxide replacement ores which are associated with Jurassic age intrusives. This style of mineralization and Jurassic intrusives' association is similar in character to the gold enriched Bisbee district located 30 kilometers to the south.

Gold mineralization is seen in a north-south trending belt which stretches for approximately 10 kilometers. The Gold Coin property is located on the southern end of this gold belt with the Mexican Hat discovery on the northern end. Placer Dome explored the Mexican Hat property from 1989 through 1991 and developed a resource of 156,000 ounces. Host rocks at the Mexican Hat deposit are Tertiary volcanics which display weak sericite-clay-chlorite alteration. Gold mineralization is associated with hematite and weekly anomalous arsenic and antimony. Gold mineralization at the GMC Gold Coin property is hosted within the Mississippian Escabrosa Limestone and the Cambrian Bolsa Quartzite, and has a hematite, arsenic and antimony association.

The base metal mineralization within the district is porphyry copper associated, or carbonate replacement ores, of Jurassic age. Some of the replacement ore bodies have a significant high-grade associated gold mineralization. It is thought that the gold mineralization is Tertiary in age and occurs an overprinting on the base metal mineralization.

The Gold Coin property has a number of targets which have been developed over the past year. These are both gold-rich carbonate replacement targets and gold only targets. Mineralization exposed on surface occurs as structurally controlled, high-grade gold, over widths of 1 to 3 meters and as broad areas of mineralization controlled by fracture, breccias, and bedding within the Escabrosa Limestone and within the Balsa Quartzite at the base a thrust sheets.

In 2002, GMC acquired a lease on the unpatented lode claims and has since located additional claims and acquired 3 State of Arizona exploration leases. Compilation of data, geologic mapping and geochemical sampling have resulted in the development of 5 targets on the property controlled by GMC.

Continuous rock chip samples collected by GMC have generated results indicating the possibility for bulk mineable gold mineralization within the Gold Coin Hill area and the West zone. The results from Gold Coin Hill are from a series of old open cuts and trenches and include 4.3 gm/t Au over 11 meters, 10.5 gm/t over 4.6 meters and 7.0 gm/t over 1.5 meters. In addition, ~1 meter vertical chip samples were collected at roughly 3 meter intervals along the trench walls. These resulted in gold values which include:

- 5.2 gm/t over a 9.0 meter zone,
- 1.5 gm/t over a 3.0 meter zone,
- 4.5 gm/t over a 6.0 meter zone,
- 4.7 gm/t over an 11 meter zone, and
- 5.4 gm/t over 1.0 meter.

Samples collected for verification purposes from the Gold Hill target generated supporting gold assay date with results ranging from 0.05 ppm to 20.2 ppm from 1 meter chip samples.

Within the West zone GMC sampling has produced values greater than 1.0 gpt gold from brecciated Balsa Quartzite. The mineralization is located just below a flat lying thrust sheet which places the Horquilla Limestone over the Balsa Quartzite. The mineralized breccia within the quartzite is only locally exposed due to the proximity to the overthrust to the north and alluvial cover to the south, but appears to have a general southeast-northwest trend possibly reflecting a relationship to the regional structural fabric.

Both of the Gold Coin Hill and West zone targets host significant surface gold mineralization and have the potential to host bulk tonnage, open pit mineable, deposits.

The remaining targets have been developed through review of old drill data from Santa Fe Pacific Gold, which explored this area for carbonate replacement deposits in the 1990's. Their results identified both base and precious metal mineralization within the Abrigo Limestone and within structures on the northern and central portions of the GMC property. Targets have been developed based on structural and lithologic projection of these intercepts to areas of shallow alluvial cover.

Additional surface work is recommended for the Gold Coin property focusing on continued detailed mapping and rock chip and soil sampling. This phase of the property development will require expenditures between US$20,000 and US$50,000. The collection of this data will aid in the refinement of the various drill targets and help to prioritize these targets. Testing of the targets by drilling will require an additional expenditure of US$250,000.

2.0 Introduction and Terms of Reference

2.1 Terms of Reference

Randall L. Moore, RPG, a Qualified Person under National Instrument 43-101, was retained by General Minerals Corporation (the "Corporation") to prepare a technical report on the Gold Coin Property (the "Property") located in Cochise County, Arizona, United States. The Company believes that the success of its exploration in 2003 and 2004 on the Property has resulted in material changes that warrant the preparation of a technical report meeting the requirements of National Policy 43-101. The Company has engaged the writer, Randall L. Moore, RPG, to undertake an independent, technical review of the Property. That review is documented in this report.

2.2 Purpose of Report

The purpose of this review is to provide GMC and its investors with a summary of the Gold Coin Property, including an independent opinion as to the technical merits of the project and the appropriate manner of conducting the continuing exploration. It is intended that this report may be submitted to those Canadian stock exchanges and regulatory agencies that may require it. It is further intended that GMC may use the report for any lawful purpose to which it is suited.

2.3 Sources of Information

Technical information, geologic reports and sample results were provided by the Corporation for review as to completeness and accuracy. Samples were collected from mineralized areas to verify reported results.

3.0 Disclaimer

I, Randall L. Moore, have visited the Property, collected samples and verified geologic interpretations and geochemical results. I have made use of information from other sources generated by other geoscientists, in particular Mr. Fred Jenkins and Mr. Phil Sterling who conducted the geologic mapping and sampling programs on the property. Their reports and field work were the basis for all of the site specific information other than the data I generated during my visits to the property. I have not determined if the providers of information are Qualified Persons as defined in NI 43-101.

This report contains information relating to mineral title and legal agreements. While I am knowledgeable concerning these issues in the context of the mineral industry, I have not verified this information through my own research.

4.0 Property Location and Description

4.1 Property Location

The Gold Coin property is located within the Courtland-Gleeson Mining District in Cochise County, Arizona approximately 10 kilometers east of Tombstone, Arizona and 125 kilometers east of Tucson, Arizona. Gold Coin is located at the southern end of the Dragoon Mountains within Sections 28, 32, 33, Township 19 South, Range 25 East and Sections 4, 5, Township 20 South, Range 25 East. The property is situated in a gold-enriched base metal district which is similar in character to the Bisbee district located just south of the property roughly 30 kilometers (figure 1). The prominent topographic feature of Mexican Hat is located approximately 10 kilometres to the north of the Gold Coin property.

4.2 Property Description

The property consists of 44 unpatented lode claims under lease from third parties and 3 State of Arizona Exploration Leases (figure 2). The total area covered by the GMC land package is roughly 680 ha. While the property has not been legally surveyed by GMC all claims were located with the use of a global positioning system and tied to section corners and quarter-corners that were located in the field. The following summarizes the land position:

State Lease 08-109131	Located within S 28, T19S, R25E	80 acres or 32 ha
State Lease 08-109132	Located within S 33, T19S, R25E	129 acres or 52 ha
State Lease 08-109133	Located within S 32, T19S, R25E	115 acres or 47 ha
State lease Totals		**324 acres or 131 ha**

Arizona Mineral Exploration Permit renewals cost US$2.00 per acre for the first two years and US$1.00 per acre on the 3rd, 4th & 5th year. They also require minimum exploration expenditures, and proof of expenditures by receipts, bills, etc. to the Department no later than the filing date for application renewal. Exploration expenditure requirements are at the following rates:

1st & 2nd year	=US$10 per acre per year
3rd, 4th & 5th year	=US$20 per acre per year

Total cost to maintain the state leases on the Gold Coin Property for 324 acres is presently US$648.00 in renewal fees and US$3,240 per year in exploration expenditures in the coming year.

Unpatented Lode Claims

Lease	44 unpatented lode claims
Total claims 44 claims	**~880 Acres or 356 ha.**

Arizona Claim Maintenance Fee payments must be made on or before September 1, 2004 for assessment year 2004. These payments are made in advance of the current assessment year. The fee is US$100 per claim.

The property has been leased from Sterling Exploration of Albuquerque, New Mexico, USA. The agreement calls for a series of payments over 60 months and a royalty. The property may be purchased for US$1,000,000 within 5 years and for US$1,500,000 after 5 years. These payments may be made in shares of the Company or cash.

Payment Date	Payment	Description of payment
On or before March 1, 2003	US$10,000 paid	for each property retained for a maximum of US$30,000 or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days.
On or before the first anniversary of the Effective Date: November 15, 2003	US$15,000	for each property retained for a maximum of US$30,000 or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days.
On or before the second anniversary of the Effective Date	US$20,000	for each property retained for a maximum of US$60,000 or the equivalent number of shares of GMC based on the average closing price the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$100,000 in value based on the average closing price for the preceding 20 trading days.
On or before the third anniversary of the Effective Date	US$20,000	for each property retained for a maximum of US$60,000 or the equivalent number of shares of GMC based on the average closing price the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$150,000 based on the average closing price for the preceding 20 trading days.
On or before the forth anniversary of the Effective Date	US$30,000	for each property retained for a maximum of US$90,000 or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$200,000 based on the average closing price for the preceding 20 trading days.
On or before the fifth anniversary of the Effective Date	US$30,000	for each property retained for a maximum of US$90,000 or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$300,000 based on the average closing price for the preceding 20 trading days.
On or before the sixth anniversary of the Effective Date and each anniversary of the Effective Date thereafter during the term of the lease an advance minimum royalty will be paid	US$50,000	for each property retained for a maximum of US$150,000

Gold Coin Claims are tabulated below:

AMC #	Claim Name	Holding Fee
AMC356987	GOLD COIN NO 1	US$100.00
AMC356988	GOLD COIN NO 2	US$100.00
AMC356989	GOLD COIN NO 3	US$100.00
AMC356990	GOLD COIN NO 4	US$100.00
AMC356991	GOLD COIN NO 5	US$100.00
AMC356992	GOLD COIN NO 6	US$100.00
AMC356993	GOLD COIN NO 7	US$100.00
AMC356994	GOLD COIN NO 8	US$100.00
AMC356995	GOLD COIN NO 9	US$100.00
AMC356996	GOLD COIN NO 10	US$100.00
AMC356997	GOLD COIN NO 11	US$100.00
AMC356998	GOLD COIN NO 12	US$100.00
AMC356999	GOLD COIN NO 13	US$100.00
AMC357000	GOLD COIN NO 14	US$100.00
AMC357001	GOLD COIN NO 15	US$100.00
AMC357002	GOLD COIN NO 16	US$100.00
AMC357003	GOLD COIN NO 17	US$100.00
AMC357004	GOLD COIN NO 18	US$100.00
AMC357005	GOLD COIN NO 19	US$100.00
AMC357006	GOLD COIN NO 20	US$100.00
AMC357007	GOLD COIN NO 21	US$100.00
AMC357008	GOLD COIN NO 22	US$100.00
AMC357009	GOLD COIN NO 23	US$100.00
AMC357010	GOLD COIN NO 24	US$100.00
AMC358991	GOLD COIN NO 25	US$100.00
AMC358992	GOLD COIN NO 26	US$100.00
AMC358993	GOLD COIN NO 27	US$100.00
AMC358994	GOLD COIN NO 28	US$100.00
AMC358995	GOLD COIN NO 29	US$100.00
AMC358996	GOLD COIN NO 30	US$100.00
AMC358997	GOLD COIN NO 31	US$100.00
AMC358998	GOLD COIN NO 32	US$100.00
AMC358999	GOLD COIN NO 33	US$100.00
AMC359000	GOLD COIN NO 34	US$100.00
AMC359001	GOLD COIN NO 35	US$100.00
AMC359002	GOLD COIN NO 36	US$100.00
AMC359003	GOLD COIN NO 37	US$100.00
AMC359004	GOLD COIN NO 43	US$100.00
AMC359005	GOLD COIN NO 44	US$100.00
AMC359006	GOLD COIN NO 45	US$100.00
AMC359007	GOLD COIN NO 46	US$100.00
AMC359008	GOLD COIN NO 48	US$100.00
AMC359009	GOLD COIN NO 49	US$100.00
AMC359010	GOLD COIN NO 50	US$100.00

Total holding fees of US$4,400 for 44 unpatented lode claims.

During the time spent on the property for the purpose of this investigation, there were no environmental liabilities identified. There are several old adits and shafts which may pose a safety liability issue and it is recommended that these features be fenced and clearly marked as safety hazards.

Continued exploration work on the property in the form of mapping and rock chip and soil sampling will require no additional permitting from either the Bureau of Land Management or the State of Arizona. If continued work involves any surface disturbing activities in the form of road maintenance, trenching, or drilling, a Plan of Operations will need to be filed with the agencies.

5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Access

Access from Wilcox is gained by driving south on Highway 191 to Sunsites. Continue south on S. Ghost Town Trail through Pearce. This road turns into N. Pearce Road and then into Gleeson-Courtland Road. This road transects the property position and intersects W. Gleeson Road on the southwest edge of the Gold Coin Property. The area immediately south and east of this road intersection is known as Gold Coin Hill and represents the top priority target on the property.

5.2 Climate

Climate is typical for the southwest region of the United States, with cool to moderate winters and hot summers. Winters often have freezing temperatures at night with daytime highs around 5-10^0 C. Summer temperatures range from 20^0 C at night to 30-35^0 C during the daytime. Rainfall is heaviest during late July and August, averaging approximately 80 mm in August, and lightest in April and May where rainfall averages approximately 7 mm per month.

5.3 Local Resources

The property is easily accessible form Wilcox. Douglas, Tombstone, and Tucson, Arizona which are capable of supplying any labor, equipment, or service requirements for conducting exploration or mine related activities.


Cascabel
WINCHESTER MTS
Willcox
DOS CABEZAS MTS
San Simon
Dos Cabezas
Ft. Bowie Ranches
10
Cochise
Kansas Settlement
Richland
Dragoon
Benson
St. David
Sunizona
Paradise Portal
CHIRICAHUA MTS
DRAGOON MTS
Gold Coin
90
Courtland
Tombstone
Whetstone
Elfrida
Apache
Huachuca City
MULE MTS
McNeal
PEDREGOSA MTS
80
191
Sierra Vista
Nicksville
Bisbee
PELONCILLO MTS
Douglas
Palominas
Naco
Sonora, Mexico
Agua Prieta
0 5 10 15 20
Scale-In-Miles
Cochise County, Arizona
Phoenix
Tucson
Gold Coin
Arizona
General Minerals Corporation
Gold Coin Project
Location Map
Cochise County, Arizona
Figure 1
Date: May 04
Author: GMC


N
Legend
GMC Land (Lode Claims)
GMC Land (State Lease)
General Minerals Corporation
GOLD COIN PROJECT
Land Map
FIGURE 2

5.4 Infrastructure

Currently there is no infrastructure on the property. However power is available on the property and services are located within just a few kilometers of the property.

Surface rights attached to both federal lode claims and State of Arizona Mineral Leases allow for the development of the property. The GMC property has sufficient area, and the topography is such that the property could be developed by typical open pit or underground means. It should be noted that this is an exploration property in the early stages of investigation and no detailed studies have been conducted for a mine plan and layout which would include the location of storage, waste disposal, and processing areas.

5.5 Physiography

The Gold Coin property is located at the southern edge of the Dragoon Mountains with elevations ranging from 4,500 to 5,000 feet. The area generally occupies the lower rolling terrain along the eastern and southern flanks of the range and is easily traversed.

Vegetation consists of native species of cactus, brush, grasses and trees, generally with most growth forming on north facing slopes and drainage bottoms. Overall vegetation is typically sparse allowing for easy access to most areas.

6.0 History

Mining began in the district in the late 1800's and consisted of underground development of high-grade base metal mineralization hosted within structures and associated with both porphyry mineralization and as replacement bodies within the carbonate stratigraphy. Most of the production has been from high-grade secondary enriched copper oxide replacement mineralization associated with Jurassic age intrusives. In addition, gold mineralization was exploited through both underground mining of structurally hosted deposits, and placer mining of the washes over and around the GMC Gold Coin Property. There has also been production of smelter flux from the Balsa quartzite.

Beginning in the early 1960's the area was explored for porphyry copper deposits and carbonate replacement ore bodies similar to those found and exploited within the Bisbee District. In the late 1980's and early 1990's the area saw exploration efforts directed at gold mineralization with both Placer Dome and Santa Fe Pacific Gold conducting drilling campaigns and discovering small to moderate size gold resources.

Details of the past mining and exploration work around the Gold Coin are not available in the public record.

7.0 Geologic Setting

The regional geologic setting for the Gold Coin area is structurally complex with numerous episodes of faulting and deformation occurring. This has resulted in complex faulting, thrusting and folding of the strata and poor vertical continuity of the stratigraphic section.

The oldest strata exposed in the region are fine-grained metaclastic rocks of the Precambrian Pinal Schist. This unit is unconformably overlain by a Paleozoic section consisting of, from base to top, The Abrigo Limestone (Cambrian), Bolsa Quartzite (Cambrian-Ordovician), Martin Limestone (Devonian), Escabrosa Limestone (Mississippian) and Naco Group (Pennsylvanian-Permian). This sequence of rocks is intruded by dikes and sills of the Jurassic Copper Bell monzonite porphyry and, within the northern portion of the GMC property, the Jurassic Turquoise granite.

Regionally the sedimentary sequence has been intruded by a series of igneous rocks. Mesozoic arc magmatism occurred in three main intervals in southern Arizona and adjacent parts of Mexico and New Mexico. Broadly these comprise Early to Middle Jurassic (200-150 Ma), Laramide (80-45 Ma) and mid-Tertiary (35-25 Ma) events. Of these, the Jurassic magmatic event is the least well documented though it is associated with mineralization in both the Bisbee District and within the Courtland-Gleeson District. Intrusive rocks within the Dragoon Mountains have been mapped as the Jurassic age Copper Bell Monzonite Porphyry, Turquoise Granite, and Gleeson Quartz Monzonite and Tertiary age Stronghold Granite and Quartz Felsite Porphyry.

Located immediately south of the GMC Gold Coin property is a small plug of the Cretaceous Sugarloaf quartz latite and associated epiclastic rocks which are exposed in, and around, the Gold Coin Hill area. The volcaniclastic sequences display alteration, hematite veining and some associated gold mineralization.

During Laramide time the area was subjected to compressional forces which resulted in folding and the development of low-angle thrust faults. This was followed by additional folding and high-angle reverse faulting and late normal faulting which occurred through the Tertiary.

Locally surface exposures mapped on the GMC Gold Coin property consist of the following:

- Bolsa Quartzite (Middle Cambrian) which is brownish-gray, medium-to thick bedded coarse-grained quartzite and sandstone with some basal and interbedded quartzite pebble conglomerate, arkosic beds and near the top some siltstone. The unit is described as 80-100 meters thick but no local thickness has been determined.

- Escabrosa Limestone (Mississippian) very light gray, coarse-grained, medium-bedded to massive, coarsely cherty, crinoidal limestone or marble, described as 150 meters thick but widely varying due to faulting.
- Horquilla Limestone (Lower Permian and Pennsylvanian) light gray, medium-bedded, fine- to medium-grained, cherty, fossiliferous limestone with interbedded pale-reddish-gray shale.

These units are overlain by a volcanoclastic unit associated with the Sugarloaf quartz latite and intruded by Jurassic Copper Belle monzonite porphyry and Turquoise granite.

Structure consists of northeast- and northwest-trending normal faults and a low-angle thrust plane between the underlying Bolsa quartzite and the overlying Horquilla limestone.

The mineralization at Gold Coin appears to be similar to the Mexican Hat prospect in that it is Tertiary in age and is associated with a primary or hydrothermal hematite, and weakly developed clay and sericite alteration noted within the volcaniclastic units.

At Gold Coin a series of thrust sheets, composed of a mixture of sediments and volcanics, are separated by thrust breccias which have been cut by later high-angle, north-south and northeast faults. Gold mineralization appears to be best developed when associated with these features in areas of structural intersections.

There are a number of old gold placer workings that are located over, and around, the GMC property. The presence of these placer deposits acted as an indicator of the presence of gold within the area. This was confirmed by initial geochemical reconnaissance work carried out by GMC at Gold Coin which included the collection of rock and sediment samples designed to confirm the existence of anomalous gold. Results included values from a low of a few parts per billion (ppb) to a high of 11.3 gm/t gold. This work confirmed the presence of anomalous and high-grade gold geochemistry and helped in the developing of significant exploration targets.

8.0 Deposit Types

Mineralization within the Cortland-Gleeson district is of several types: (1) Copper carbonates and oxides in irregular blanket deposits where Cambrian Bolsa Quartzite and Abrigo Limestone are thrusted over Carboniferous limestone; copper sulfides, oxides and carbonates in irregular replacement deposits in the Cambrian Abrigo Limestone; and copper sulfides, oxides and carbonates in irregular, tabular, pyritic lenses in Carboniferous limestone along, or close to, a contact with Jurassic quartz monzonite intrusive; (2) Lead and zinc carbonates, lead sulfide, and zinc silicate with silver chloride, manganese and minor copper and gold in irregular orebodies in Pennsylvanian-Permian Naco Group limestones along, and at the intersection of, fractures and faults; (3) Turquoise in near-surface stringers and lenses in altered granite and quartzite; (4) Gold

mineralization hosted within generally NE and NW trending fractures and faults; (5) Manganese oxides in irregular lenses and masses along fractures in limestone; (6) Spotty base metal ores and gold and silver in veins in intrusive rocks; (7) Volcanic- hosted, stockwork gold mineralization associated with hematite and weakly anomalous arsenic and antimony; (8) Limestone hosted gold mineralization associated with breccia zones, silicification and hematite veinlets; (9) Secondary chalcocite enrichment zones associated with porphyry copper mineralization and hosted within Jurassic Copper Belle monzonite porphyry sills; and (10) Placer gold deposits within the arroyos along the eastern flanks of the southern end of the Dragoon Mountains.

Workings in the district include numerous mines and prospects developed by shafts, tunnels, adits and trenches since 1883. At least 1,000,000 tons of base metal ore and 250 tons of manganese ore have been produced from the district, plus minor amounts of turquoise and significant amounts of quartzite smelter flux.

Targets on the GMC Gold Coin claims (figure 3) are representative of several of the above deposit types. These include: up dip extensions of Abrigo Limestone hosted lead and zinc +/- gold intersected in past drill holes of Santa Fe Pacific Gold Corporation (target 1); Gold mineralization hosted within NW trending fractures and faults (target 2); base metal ores and gold and silver in veins in intrusive rocks (target 3); gold mineralization within coarse-grained Balsa quartzite and NE trending structures localized at the base of a low-angle thrust plane and (target 4); and limestone hosted gold mineralization associated with breccia zones, silicification and hematite veinlets (target 5).

9.0 Mineralization

GMC has collected 162 rock chip samples and 44 soil samples to help define gold mineralization at the Gold Coin property. To date, these efforts have outlined two distinct areas of significant surface gold mineralization listed as targets 4 and 5 in figure 3 and referred to as the West zone and Gold Coin Hill zones respectively.

Rock chip sampling at the West zone has produced values of greater than 1.0 gpt gold in hand samples. The gold values are hosted within a brecciated quartzite pebble conglomerate within the Bolsa Quartzite just below the thrust plane separating the quartzite from the overlying Horquilla Limestone. As is typical for gold mineralization within this region, the high-grade gold values are associated with hematite veinlets. No associated arsenic or antimony are detected in this location as is seen at the Gold Coin Hill target area and the Mexican Hat gold resource located to the north.

The West zone gold mineralization is exposed along the edge of a wash and any extension of this mineralization is covered to the south by alluvium and to the north by the overthrust of the Horquilla Limestone.



N
1
2
3
4
5
Maud Hill
Gleeson
Sugarloaf Hill
T 19 S
T 20 S
R25E
33
34
32
4
5
6
7
8

3000 Ft.

4 Target Zone

GENERALMINERALS CORPORATION

Gold Coin Project

Target Zones

Figure 3	Date: April 2004	Author: GMC

The most significant gold mineralization on the Gold Coin property both in terms of grade and aerial extent is located in the Gold Coin Hill area and identified as target 5 in figure 3 of this report. Gold mineralization is exposed in a series of old cuts and trenches and is hosted by silicified breccias within the Escabrosa Limestone and volcaniclastic rocks associated with the Sugarloaf quartz latite. Continuous sampling has generated results including 11 meters of 4.3 gm/t Au. In addition, ~1 meter vertical chip samples were collected at roughly 3 meter intervals along the trench walls. These resulted in gold values which include:

- 5.2 gm/t over a 9 meter zone,
- 1.5 gm/t over a 3 meter zone,
- 4.5 gm/t over a 6 meter zone,
- 4.7 gm/t over an 11 meter zone, and
- 5.4 gm/t over 1 meter.

Recent sampling from a quartz breccia zone in the southern portion of the trenches produced assays of:

- 10.5 gm/t over 4.6 meters and
- 7.0 gm/t over 1.5 meters.

Samples collected for verification purposes from the Gold Coin Hill target generated supporting gold assay data with results ranging from 0.053 ppm to 20.2 ppm from 1 meter chip samples. In general there was a good correlation between sample results reported by GMC with those collected as part of this investigation. Overall results from samples collected as part of this investigation, were higher-grade gold then those reported by GMC as seen in the table below.

Original Sample	Verification Sample
0.219 ppm	0.123 ppm
15.2 ppm	20.2 ppm
5.6 ppm	4.2 ppm
3.3 ppm	8.7 ppm
0.157 ppm	1.1 ppm
0.029 ppm	0.053 ppm

Mineralization at Gold Coin Hill appears to have a component of stratigraphic control with the breccia zones typically elongated along stratigraphic horizons and often bounded above and below by massive, unmineralizes limestone beds. Significant bulk targets could be developed with closely spaced breccia zones and within the underlying, favorable stratigraphy of the Abrigo Limestone, which is a thin-bedded shaley limestone that typically hosts both base and precious metal mineralization within the district.

Gold values are associated with elevated arsenic and antimony values, though not of the magnitude seen within the gold provinces of the Basin and Range. Hematite is also associated with gold mineralization and typically occurs within thin veinlets and in the breccia matrix. Silicification is not uniformly developed and is often greatest in areas of high-grade gold mineralization.

Significant gold mineralization could be hosted both within, and immediately below, the Escabrosa Limestone as fluids may have ponded below the more massive beds and at the base of this carbonate unite. In addition, the underlying Abrigo Limestone is a thin bedded limestone with silty carbonate sections which would represent an excellent host for gold mineralization. It is reasonable to assume that mineralization will show both lateral and vertical continuity, but this will need to be confirmed by drilling.

There were a total of 44 soil samples collected over the Gold Coin Hill target area. Gold results are plotted in Plate 5 and range from a low of 2 ppb to a high of 520 ppb. The samples were collected to determine if soil sampling could assist in locating mineralization in areas of shallow soil cover. The initial results indicate that this would be a useful tool. The sampling identified anomalous areas located to the east of the outcropping mineralization identified by the rock chip sampling discussed above.

It is believed that the Gold Coin Hill area represents a very high priority gold target with the potential for bulk mineralization.

The remaining targets have been developed through review of old drill data from Santa Fe Pacific Gold, which explored this area for carbonate replacement deposits in the 1990's. Their results identified both base and precious metal mineralization within the Abrigo Limestone and within structures on the northern and central portions of the GMC property. Targets have been developed based on structural and lithologic projection of these intercepts to areas of shallow alluvial cover.

10.0 Exploration

To date, exploration work on the property has consisted of geologic mapping and rock chip and soil sampling. Exploration work was completed by consulting geologists Phil Sterling and Fred Jenkins. Their work was conducted with the objective of defining controls and the extent of the gold mineralization and to develop targets for future exploration efforts. Exploration work was conducted to conform to industry standards and methods and their work has been reviewed as part of this investigation.

Mapping and sampling have identified important structural and stratigraphic controls for the mineralization and provided the background to develop target concepts for the future exploration effort on the property.

Sampling consisted of:

- continuous panel chip-samples to define mineral distribution and overall grades,
- grab samples to help define background levels within stratigraphic units, metallic ion distribution and zonation across the property,
- select samples to determine specific chemical signatures and characterize the ability of the system to generate high-grade ore and,
- soil samples to help in the determination of mineral distribution in areas of limited exposure.

Sample results were confirmed by duplicate samples collected as part of the verification of results. Sample results should be considered reliable and representative of the mineralization exposed on surface and within the historic pits and trenches. To obtain and accurate determination of lateral and depth extensions of the mineralization drilling will be required.

All samples were analyzed at Acme Laboratories in Vancouver, British Columbia, Canada, an ISO certified assay laboratory with results imported into a GIS program for study.

10.1 Targets

To date a number of significant exploration targets have been developed on the GMC's Gold Coin property. These targets were developed through a detailed geologic investigation, which included;

- geologic mapping
- rock chip geochemistry
- Aster image investigation
- Historical data review

Targets include;

- Up-dip extensions of Abrigo Limestone hosted lead and zinc +/- gold intersected in past drill holes (33 meters @ 0.031 oz/t Au) of Santa Fe Pacific Gold Corporation (target 1);
- Gold mineralization controlled by carbonate Abrigo stratigraphy and localized along NW trending fractures and faults (target 2). Past drilling by Santa Fe Gold intersected gold values as high as 0.8 oz/t over 1.5 meters;
- base metal and gold and silver in veins and disseminated within intrusive rocks (target 3);
- gold mineralization localized at the base of a low-angle thrust plane and localized within brecciated, coarse-grained Balsa quartzite and NE trending structures (target 4); and

- limestone hosted gold mineralization associated with breccia zones, silicification and hematite veinlets (target 5).

11.0 Sampling Method and Approach

Sampling conducted on the property consisted of surface rock-chip and soil samples. The soil sampling was limited in scope and preformed only on a trial basis to determine if a larger program was warranted. Soils are poorly developed and samples were collected within the C-horizon near the rock interface. Soil sample results suggest that an expanded program is justified. Care must be taken when collecting soil samples to avoid areas of past disturbance and in particular material excavated from old workings. It was noted during the review that a few of the soil samples were collected near or from dump material removed from old prospect pits. These results could, and likely do, give misleading results.

Rock-chip samples were collected as continuous chip, grab and select samples. The continuous chip-samples were designed to define mineral distribution and overall grades within areas of known mineralization. They were generally collected perpendicular to structure when possible. Grab samples were collected to help define background geochemical levels within the various stratigraphic units and structural settings and to help determine geochemical zonation patterns. Select samples were collected to determine specific chemical signatures and to characterize the ability of the system to generate high-grade ore.

12.0 Sample Preparation, Analysis and Security

All assays were preformed independently by Acme Laboratories in Vancouver, British Columbia, Canada, using ICP analytical methods. Internal checks were preformed through standards and the re-analyzing of certain samples and both methods showed consistent results with variations of less than +/- 2%.

The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. All sample programs are under the supervision of a qualified person and are carried out under the direct control of an experienced geologist. Samples are collected under the supervision of the person in charge of the sampling program who ensures the quality of the samples and the correct numbering of the samples. No sample preparation was conducted prior the material being shipped to the qualified laboratory. These samples are then transported by either trusted Company personnel or public transport to the ACME laboratory, Vancouver, British Columbia. Results are checked by re-analysis of 9% of the samples by ACME laboratories in Vancouver, an ISO 9001:2000 certified laboratory, who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. Under controlled laboratory conditions the samples were crushed, split, ground and analyzed for the desired elements by standard ICP methods. All samples with metal content greater then the accurate detection limits for the ICP methodology were re-analyzed using standard assay methods. When results are received they are checked and verified for their geological

reasonableness and the field locations are cross referenced with assay sheet sample numbers to check accuracy. The qualified person supervising this project was R.G. Fitch, President of the Company, the exploration work at the property was carried out by Mr. Fred Jenkins and Mr. Phil Sterling, consulting geologists.

As part of the target development on the property and a better understanding of the mineralization, continued surface rock chip and soil sampling will be required. This should be followed by drill sampling to test lateral and vertical continuity of the mineralization. To the best of my knowledge all sample handling, preparation, security and analytical procedures conform to industry standards.

13.0 Data Verification

All data have been reviewed and verified by the author. Analytical accuracy was checked by running standards and re-analysis of samples to provide analytical control. When results are received they are checked against their geological context and the field locations and descriptions are cross referenced with the results and sample numbers to check accuracy. Verification samples were collected by the author and provide supporting data for the results supplied by GMC. This combination of analytical checks, collection of verification samples, and field verification for geologic reasonableness provides good data verification.

Samples were collected and shipped by the author and geologic information was reviewed and confirmed in the field.

14.0 Adjacent Properties

The GMC Gold Coin property is located along the eastern and southern edges of the Courtland-Gleeson historic mining district. This area has had significant base metal production from numerous underground workings. Gold Coin is also located 50 kilometers north of the historic Bisbee district which hosted both a large porphyry copper deposit and high-grade replacement ore bodies as outlined in *Geology of the Porphyry Copper Deposits Southwestern North America, Titley & Hicks ed., University of Arizona Press, 1966.*

15.0 Interpretation and Conclusions

Several significant gold targets have been developed through mapping and sampling of the GMC Gold Coin Property, and by reviewing records of past exploration efforts. The most important of these targets is located on Gold Coin Hill and characterized by high-grade gold mineralization hosted within breccias developed in stratigraphic horizons within the Escabrosa Limestone. Of significance is the extent of the mineralization, the high-grade nature, and the underlying, more favorable stratragraphy of the Abrigo Limestone. The Abrigo hosts the majority of the carbonate replacement ores within the district and it is thought to represent an excellent gold, as well as base metal, host. Mineralization at Gold Coin Hill appears to have a component of stratigraphic control

with the breccia zones typically elongated along stratigraphic horizons and often bounded above and below by massive, un-mineralized limestone beds. Significant bulk targets could be developed with closely spaced breccia zones and within the underlying favorable stratigraphy of the Abrigo Limestone.

A second significant target has been defined by surface sampling at the West zone. This target is hosted by the Bolsa Quartzite and is characterized by + 1.0 gm/t Au values from chip samples, silicified breccias and hematite in veinlets and within the breccia matrix. This target is located at the base of a flat lying thrust sheet that has placed the Horquilla Limestone above the Balsa Quartzite.

Both of these targets represent significant gold mineralization and have the potential to host near surface bulk tonnage, open pit mineable, gold mineralization.

The remaining targets have been developed through review of old drill data from Santa Fe Pacific Gold, which explored this area for carbonate replacement deposits in the 1990's. Their results identified both base and precious metal mineralization within the Abrigo Limestone and within structures on the northern and central portions of the GMC property. Drill holes intercepted gold mineralization at depth with values ranging from 0.03 oz/t to 0.8 oz/t. Targets have been developed based on structural and lithologic projection into near surface environments of these intercepts. These targets are located in areas of alluvial cover and will require drill testing to determine their significance.

Review of all data collected to date suggests that additional rock chip and soil sampling are required to complete a comprehensive review of the total property holdings. Numerous targets have been identified by the work completed which met the initial objective of the program. There are additional areas which have seen little or no sampling and will require additional work to determine if any mineral potential exists on these portions of the property. Data generated by the initial program has been adequate in developing several high priority targets and review of the information has determined that the data is reliable and accurate.

It must be kept in mind that the work completed thus far represents the initial stage of exploration work on the property. Additional investigations will be required to determine the full extent and the overall grade of the mineralization which has been identified. This work will require a drill investigation to fully answer the extent and grade uncertainties which exist at this stage of exploration.

16.0 Recommendations

Additional surface work is recommended for the Gold Coin property focusing on continued detailed mapping and rock chip and soil sampling. This phase of the property development will require expenditures between US$20,000 and US$50,000. The collection of this data will aid in the refinement of the various drill targets and help to

prioritize these targets. Testing of the targets by drilling will require an additional expenditure of US$250,000.

It is recommended that a joint venture partner be pursued for the further refinement of, and the testing of, the significant gold target.

Randall L. Moore 5/19/04

APPENDIX I

Certification of Qualification

Certificate of Qualification

I, Randall L. Moore, of 2986 Powell Street, Eugene, Oregon do hereby certify that:

1. I am a registered Professional Geologist in the State of Washington, WA RPG # 1390, and hold the designation of Consulting Geologist and am a qualified person, as required under section 8.1 of NI 43-101.
2. I hold degrees of Geology and I hold the degree of Science both from the University of Oregon, graduated in 1975.
3. I have been practicing my profession since 1974 (30 years).
4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a "qualified person" for the purpose of NI 434-101.
5. I was retained by General Minerals Corporation to collect data and write a report on the Gold Coin Property, located in Cochise County, Arizona. I have spent a total of 2 days on the property collecting data on March 13, 2004 and April, 8, 2004.
6. I have not received and do not expect to receive any interest, either direct or indirect, in any properties of General Minerals Corporation and I do not beneficially own, either direct or indirect, any securities of General Minerals Corporation. I am independent of General Minerals Corporation.
7. I have read the National Instrument 43-101 and Form 43-101F1. This report has been written in compliance with the National Instrument 43-101 and Form 43-101F1.
8. I am responsible for all sections of this report.
9. This report is based on observations made and samples taken during my visits to the Cold Coin Property on March 13, 2004 and April, 8, 2004.
10. I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

Eugene, Oregon
May 19, 2004

Randall L. Moore, PRG
Consulting Geologist


N
Gold Placer
Qal
IPh
Me
Ks
Cb
Dump
200 Meters
EXPLANATION
Quaternary Qal Alluvium or Colluvium
Cretaceous Ks Sugarloaf quartz latite
Pennsylvanian IPh Horquilla limestone
Mississippian Me Escabrosa limestone
Cambrian €b Bolsa quartzite
Fault
Mine/Shaft
45 Strike and Dip
85 Joints
Road
Drainage
GENERALMINERALS CORPORATION
Gold Coin Project
Geology
Plate 1
Date: April 2004
Author: GMC


N
Shafts
Sugarloaf Hill
Prospect
Well
Gold Values in ppb
0 - 10
11 - 100
101 - 1000
1001 - 3000
> 3000
Scale in Meters
General Minerals Corporation
GOLD COIN PROJECT
Rockchip Gold Values
PLATE 2


N
Shafts
Prospect
Well
Sugarloaf Hill
Silver Values in ppm
0 - 0.10
0.11 - 0.50
0.51 - 4.00
4.01 - 10.00
> 10.00
General Minerals Corporation
GOLD COIN PROJECT
Rockchip Silver Values
PLATE 3



OLD RAILROAD
GLEESON
Shafts
N
BM 4744
Prospect
Well
Sugarloaf Hill
4
8
Arsenic Values in ppm
0 - 10
11 - 25
26 - 100
100 - 300
> 300
Scale in Meters
General Minerals Corporation
GOLD COIN PROJECT
Rockchip Arsenic Values
PLATE 4


N
BM 4748
5
Prospect
0 100 200 300 400
Scale-in-Feet
General Minerals Corporation
GOLD COIN PROJECT
Soil Grid Gold Values
PLATE 5
Author: GMC

REPORT ON
LAURANI PROPERTY
DEPARTMENT OF LA PAZ, BOLIVIA

Prepared for General Minerals Corporation

Kurt T. Katsura Oregon RG # 1221

May 19, 2004


REGISTERED PROFESSIONAL
OREGON
KURT T. KATSURA
G1221
GEOLOGIST

Kurt T. Katsura (RG) P.O. Box 51346, Eugene, Oregon 97405 (541) 485-0342

TABLE OF CONTENTS

FIGURES

APPENDIX

1.0 SUMMARY

The Laurani property is located 125 kilometres ("km") south of La Paz, Bolivia near Patacamaya, a few kilometres west of the main highway between La Paz and Oruro. The geological setting at Laurani is similar to Newmont Mining Corporation's million plus ounce Kori Kollo gold mine which is located approximately 55 km to the southeast in a similar geological setting at the Soledad caldera complex (Redwood, 1987). At Laurani, the main mineralized veins occur within an extensive alteration zone measuring approximately 1.5 x 1.0 km, which is referred to as the Tatal Pata area, and is bordered on the north by the extensive San Geronimo vein system. These epithermal veins have been mined historically for silver, copper, and gold from Pre-Colonial times to as recently as 1975. The principal veins in the Laurani district are the San Geronimo, San Salvador, and Carnavalitos, which locally converge and contain numerous subparallel and crosscutting subsidiary structures, that are very complex, particularly in the Tatal Pata area, where the underground workings have selectively exploited some of the vein systems to a depth of approximately 200 metres ("m") below their apex in the Tatal Pata ridge. Within the San Geronimo vein system, gold values appear to increase with depth from an average of 0.6 grams per tonne ("gpt") at surface to a high of 35.9 gpt over 0.7 m at the lowest level below surface within existing tunnels in the vein system. Recent exploration work suggests that there is a western extension of the San Geronimo veins system that continues beneath colluvium. A third exploration target area is located at Cerro Alunita, an elongate ridge consisting of quartz-alunite altered rocks, where a prior exploration company reported a drill intercept of 14 m averaging 323 gpt silver and 0.1 gpt gold. All of these targets represent excellent exploration potential for the discovery of significant gold-silver mineralization at Laurani, in addition to other areas that continue to be discovered through the ongoing exploration work.

Geologic mapping and geochemical sampling of rock and vein outcrops, suggest that the General Minerals Laurani property has the potential to host both high-grade silver-gold mineralization within the area of NE-SW striking veins, such as the San Geronimo, and at Tatal Pata, and lower grade disseminated mineralization beneath areas of quartz-alunite alteration at Cerro Alunita and several other prospective areas on the property. Previous workers in the district have suggested that a porphyry copper system may lie beneath the Laurani district, as a late stage of magmatism in the volcanic complex, which could be encountered during deep drilling beneath Cerro Alunita. These targets at Laurani have the potential to host gold and silver mineralization, comparable to other deposits in the northeastern Altiplano of Bolivia, such as the multi million once gold deposit at Kori Kollo, which is located 55 km to the south in a similar geological setting, or bonanza style gold veins such as El Indio in Chile.

The Laurani property is located in the Altiplano, a North-South trending structural basin that formed during the Cretaceous as a back arc basin behind the Meso-Cenozoic Andean volcanic arc, which developed along the entire length of the South American continental margin, south of Ecuador. This back arc basin received sedimentation during the late Cretaceous through the Tertiary. The underlying basement rocks consist of folded

Precambrian rocks on the west, and Paleozoic rocks on the east, which are uncomformably overlain by red bed sediments with minor intercalated Cretaceous marine sediments. The rocks were deformed during at least three orogenic episodes during the Cenozoic, prior to being intruded by north-south trending linear zone of Miocene age



BRAZIL
PERU
BOLIVIA
200 km
La Paz
Cochabamba
Santa Cruz
Oruro
Sucre
Tarija
CHILE
PARAGUAY
San Borja
Trinidad
Loreto
undefinded
La Paz
COCHABAMBA
Guaqui
Viacha
Santa Rosa del Sara
Laurani
Cochabamba
Oruro
Putre
ORURO
Aiquile
Pan-American Highway
Sucre
Tarabuco
Potosi
Cami
N
100 Km

GENERAL MINERALS CORPORATION

Laurani Project

PROJECT LOCATION

Figure 1	Date: April 2004	Author: GMC

volcanic complexes. The volcanic complexes consist of extrusive volcanic flows and tuffs, and shallow intrusive porphyries that are generally high potassium calc-alkaline to shoshonitic in composition. The majority of the rocks are intermediate and dacitic to rhyolitic, and exhibit epithermal Ag-Au-Cu-Pb-Zn-As-Sb mineralization which is temporally related to stages of dacitic magmatism in the northeastern Altiplano. Mineralization associated with volcanism in the northeastern Altiplano is part of the polymetallic belt of the central Andes that extends from Argentina to Peru. The metallogenic belt includes deposits of both quartz-adularia and acid sulfate systems. Some of the acid sulfate systems, similar to Laurani include: La Coipa and El Indio, Chile; Kori Kollo in Bolivia; and Julcani in Peru. The acid sulfate deposits all exhibit argillic and quartz-alunite alteration surrounding vein systems that contain high sulfide mineral assemblages that include enargite, tennantite, barite, and quartz.

The rocks exposed in the Laurani project area consist of basement Paleozoic sediments that are unconformably overlain by Cretaceous to Tertiary age red bed sediments that have been warped upwards by development of the Laurani volcanic complex. The Laurani mid-Miocene volcanic complex is composed of andesitic to rhyodacitic volcanic flows, tuffs and breccias and their subvolcanic intrusive feeders, and is bound by a series of arcuate faults that define an oval to circular collapse feature in which the Laurani volcanic intrusions and domes formed. Extensive areas of pervasive and structurally controlled argillic alteration occur in the central portion of the volcanic complex in areas of coalescing veins, and associated with a possible underlying porphyry intrusion and hydrothermal system, at Cerro Alunita. Spatially associated with the core of the volcanic complex are extensive vein systems and areas of pervasive argillic and alunite alteration which indicate a large acid sulfate epithermal system developed during the waning stages of magmatism at Laurani.

The principal veins at Laurani occur in the area bound on the north by the SW-NE striking San Geronimo vein system and become very complex in the Tatal Pata area, where numerous coalescing veins and stockworks are exposed. These veins contain a mineral assemblage consisting of quartz, barite, enargite and tennantite/tetrahedrite that are surrounded by intense argillic and quartz-alunite alteration. The presence of extensive argillic and quartz-alunite alteration at Cerro Alunita extends for over one square kilometre, and indicates that mineralization at Laurani is an acid sulphate system, which has the potential to host bonanza-style mineralization, such as that encountered at El Indio, Chile or Summitville, Colorado, or stockwork and disseminated mineralization such as that being currently mined at the Kori Kollo deposit, 55 km to the south.

The primary mineralization targets observed at Laurani consist of epithermal veins and stockworks in San Geronimo and the Tatal Pata areas, where previous mining have exploited high grade silver and copper veins, and the area at Cerro Alunita where acid sulphate alteration indicate the presence of disseminated and stockwork silver and gold underlying capping quartz-alunite blanket.

Geological mapping by General Minerals Corporation (Corporation) has been largely completed within the central portion of the Laurani property and 365 channel and chip

samples have been collected for geochemical analysis. Only a portion of the results have been returned to date, and geological interpretation is ongoing, but they include encouraging information. The results include 32 samples with values greater than 1.0 gpt gold, where the two highest surface vein samples assayed 18.25 and 10.20 gpt gold. Silver values include 29 samples with greater than 100 gpt silver. Geological information indicate that there is potential for vein and stockwork style mineralization within the San Geronimo and the Tatal Pata areas, and the additional potential for near surface silver mineralization and a possible large, deeper porphyry style target beneath the area known as Cerro Alunita. These are the three primary three mineralized targets identified so far within the near circular, collapse feature, which is approximately 10 km in diameter. Others are likely to be developed with continued geological work and sampling. It is recommended to conduct a phased approach to exploration at the Laurani property, to continue geologic mapping and sampling, consider the benefits of conducting geophysical work, and to develop and prepare the first phase of a strategic drilling plan to test the mineralized targets.

General Minerals Corporation currently holds an option agreement on 1,750 hectares ("ha") that covers a core area encompassing the Laurani project area, and covers the majority of the volcanic center, as shown in figure 2.

2.0 Introduction and Terms of Reference

2.1 Terms of Reference

Kurt T. Katsura, OR RG #1221, a qualified person under National Instrument 43-101, was retained by General Minerals Corporation (the "Corporation") to prepare a technical report on the Laurani Property (the "Property") located in the Department of La Paz, Bolivia. The Company believes that the acquisition of the Laurani property and the success of its current exploration program constitute material changes that warrant the preparation of a technical report meeting the requirements of National Policy 43-101. The Company has engaged the author, Kurt T. Katsura, RG, to undertake an independent, technical review of the Property and data, which is documented in this report.

2.2 Purpose of Report

The purpose of this review is to provide General Minerals Corporation and its investors with a summary of the Laurani Property, including an independent opinion as to the technical merits of the project and the appropriate manner of conducting the continuing exploration. It is intended that this report may be submitted to those Canadian stock exchanges and regulatory agencies that may require it. It is further intended that General Minerals Corporation (Corporation) may use the report for any lawful purpose to which it is suited.

2.3 Sources of Information

The majority of the technical information for the property was generated by General Minerals during their current exploration activities on the property since 2003. I conducted a comprehensive review of the previous geological reports for the property, literature research, geochemical data, maps, and current assay data available in the offices of General Minerals in Santiago, Chile and provided by the office in Denver, Colorado. I also conducted a visit to the property on April 1, 2004, to directly examine the geological units, style of mineralization, and to conduct limited independent sampling. This information was utilized in this report.

3.0 Disclaimer

I have visited the subject Property, collected samples from outcrops and reviewed and verified previous geologic interpretations of the data. In preparation of this report, I have relied on technical reports and data prepared by geologists and engineers of the Corporation and previous operators. To the best of my knowledge, I believe that this work was carried out in accordance with National Policy 2-A, and would have been carried out by or under the direction of a *qualified person* given the current definition under National Instrument 43-101. However, I have not determined if the providers of information are Qualified Persons as defined in NI 43-101.

This report may contain information relating to mineral title and legal agreements. While I am knowledgeable concerning these issues in the context of the mineral industry, I have not verified this information through my own research.

4.0 Property Location and Description

4.1 Property Location

The Laurani gold-silver prospect is located within the canton of Sica Sica, in the Province of Aroma, Department of La Paz, Bolivia, approximately 127 km south of La Paz, and a few kilometres west of Highway 1, which links La Paz and Oruro. The total property position controlled by the Company consists of approximately 1,750 ha. The land is held as Pertenencias and Concessions (Caudriculas). The highest point on the property is Cerro Capaja), and the small villages of Sipe Sipe and Santiago de Laurani are adjacent to the property claim block.

The Laurani property is located within a mid-Miocene volcanic center in the northeastern Altiplano of Bolivia, and is part of the polymetallic belt of the central Andes that include volcanic-hosted epithermal precious metal deposits, that is oriented north-south between Argentina and Peru. This metallogenic belt includes deposits of both quartz-adularia and acid sulfate systems, and include acid sulfate systems, similar to Laurani, such as: La Coipa and El Indio, Chile; Kori Kollo in Bolivia; and Julcani in Peru.


NORTH
Access Road
83
82
81
80
79
77
76
75
74
73
24
25
26
27
28
29
31
32
Cerro Capaja
GMC Land
1 km
GENERAL MINERALS CORPORATION
Laurani Projects
PROPERTY MAP
Figure 2
Date: April 2004
Author: GMC

4.2 Property Description

The Laurani gold-silver property is located in the Department of La Paz in western Bolivia, approximately 127 km south of the capital of La Paz. The total property position controlled by the Company consists of approximately 1,750 ha. The land is held as Pertenencias and Concessions (Caudriculas).

Claim Name	Type	Owner	ha
EDUARDO	Pertenencia	SORIA SANJINES GONZALO	400
SANTIAGUITO	Pertenencia	SORIA SANJINES GONZALO	198
SUCESIVAS LAURANI	Pertenencia	SORIA SANJINES GONZALO	700
GAPOSAZA	Pertenencia	GONZALO SORIA SANJINES y GUILMA SORIA SANJINEZ	194
CEBEEL	Cuadriculas	JOSE GONZALO SORIA SANJINES	1,125

Several of the Pertenencias overlap and the Cuadriculas partially overlap all the Pertenencias, such that the total area held is approximately 1,750 ha.

These can be maintained indefinitely by paying annual dues in January of each year. The fee is US$1.00 per hectare per year for the first five years which rises to US$2.00 per hectare per year in the sixth year.

The Company, through its indirect, wholly owned Bolivian subsidiary, Compania Minera General Minerals (Bolivia) S.A. entered into an option agreement dated September 3, 2003 and then in December, 2003 transferred the property to its wholly owned subsidiary Compania Minera Laurani ("CML"). The option agreement (the "Soria Agreement") relates to the entire 1,750 ha land package. Pursuant to the Soria Agreement, the Company has the right for a period of 5 years from September 3, 2003 to purchase the claims at any time upon payment to the owner of US$1,200,000, provided that each of the annual or biannual payments as required under the option have been paid as of the date of the claim purchase. If the claims are purchased all future annual and biannual payments are cancelled. If the claim purchase is made at the end of the 5 year period, the total annual and biannual payments would be US$230,000. The initial annual payment of US$5,000 was made on September 3, 2003. Additional payments are required as follows:

- US$ 7,500.00, 12 months from the effective date of the option agreement.
- US$ 7,500.00, 18 months from the effective date of the option agreement.
- US$ 15,000.00, 24 months from the effective date of the option agreement.
- US$ 15,000.00, 30 months from the effective date of the option agreement.
- US$ 30,000.00, 36 months from the effective date of the option agreement.

- US$ 30,000.00, 42 months from the effective date of the option agreement.
- US$ 60,000.00, 48 months from the effective date of the option agreement.
- US$ 60,000.00, 54 months from the effective date of the option agreement.

The Company is required to pay all amounts required to protect and maintain the mineral rights in the area of the property. If CML undertakes production during the option period then it must pay a 4%NSR royalty or the annual or biannual payment, whichever is the larger. After purchase of the claims, no royalty is payable. The old claims or Pertenencias described above have been legally surveyed, however, the new cuadriculas do not require surveying since ownership is based on UTM coordinates.

In Bolivia the surface can be owned by the State or privately. If it is owned by the State then the mining rights give you the right to the surface. If the surface is privately owned then one needs a make an agreement with the landowner to use his surface. Mining takes precedence as a land use. At Laurani the State Register does not show any private surface ownership. The author is not currently aware of any environmental permits required for continued exploration work at this time, however, plans and permits may be required prior to developing and submitting plans for additional drilling or road construction.

5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Access

Access to the property is gained overland via Highway 1, the main paved highway linking La Paz and Oruro, to point approximately 25 km south of Patacamaya, thence by improved dirt road approximately 5.0 km west to the Laurani property.

5.2 Climate

Climate is typical for the Bolivian Altiplano, with cool to moderate summers and cool dry winters. Winters (May- August) are cool with temperatures that range from -2° C at night to 10-12° C during the daytime, and are generally dry, with occasional rare snowfall. Summers (November –March) have moderate temperatures that range from 5° C at night to 12-25° C during the daytime. Rainfall is heaviest during late December through March, averaging approximately 90 mm in December, 130 mm in January, and lightest in June and July where rainfall averages approximately 10 mm per month. Scattered subsistence farming plots are found throughout the Laurani area, and are worked by locals during the rainy season.

5.3 Local Resources

The property is readily accessible from La Paz or Oruro, where there is a capable supply of any labor, equipment, or service requirements for conducting exploration or mining

related activities. The town of Patacamaya, lies 35 km to the northwest along Highway 1, and could provide a temporary source for labor, supplies, and accommodations to support an exploration program. The property is easily accessible from the paved highway via approximately 5.0 km of improved dirt access roads.

5.4 Infrastructure

Currently there is nominal existing infrastructure developed on the property, with a local electric power line that leads up to a communications tower within the property that is maintained year round, and several kilometres of access roads. The status of available water is unknown, but in the recent past it was of sufficient quantity to sustain mining and milling facilities on the property. Several small springs and seeps were observed on the property and near the village of Sipe Sipe, which may have the potential for being developed as additional water sources. The property is readily accessible via a dirt road (approximately 5.0 km) from the main paved Highway 1 linking La Paz and Oruro, and the La Paz to Oruro railroad, electric power and gas lines pass within a few kilometres of the property. There are several small villages adjacent to the property, including Santiago de Laurani and Sipe Sipe, which may provide sources for casual labor to support exploration. At this early stage of exploration at the Laurani property, no detailed studies have been conducted to determine the suitability or feasibility of siting mining operations or facilities, however, it is understood that any such plans may require negotiated settlement with any surface owner or rights that may be present at these locations.

5.5 Physiography

The Laurani property encompasses a subcircular group of isolated hills that rise above the broad undulating plain of the Altiplano in Bolivia. The hills rise abruptly 300-450 m above the surrounding flat Altiplano to elevations ranging from 3800-4380 m above mean sea level ("amsl"). These hills constitute the dissected remnants of a mid-Miocene stratovolcano complex, which is cut by a series of arcuate fault structures related to the development and collapse of the volcanic system, and have been dissected by erosion. The hill slopes are covered by a sparse cover of grasses and brush, and is currently utilized for grazing and in scattered plots, the raising of crops by locals living in several small villages within the property boundaries. Of particular interest, are areas that are devoid of vegetation along the surface traces of the major vein structures and other areas of intense argillic alteration, a shown in Figure 3.



Figure 3: View of Laurani Property from access road looking toward the Southwest

6.0 History

Copper-silver mineralization was discovered and mined during the Spanish Colonial times, and there is also evidence of pre-Columbian mining of silver at the property. The mines in the Laurani area produced silver and copper from underground sulphide veins until as recently as 1975. Between 1987 and 1991 United Mining Corporation completed 23 reverse circulation drill holes and a program of limited surface and underground sampling. General Minerals Corporation has not had access to this information but it is reported in literature (Lopez-Velasquez and Jimenez, 1997) that United Mining identified a resource of two million tonnes of oxide gold ore averaging 2.5 gpt gold, 220 gpt silver and 1% copper (Enns and Findlay, 1996) within the area of the previously mined gold veins. Between 1992 and 1994 Emicruz (RTZ) completed a program of mapping, sampling, geophysical surveys and drilled six core holes on the property totalling 3,000 m. The Company does not have access to this information, however, and the facts in these reports appear to be reasonable based on the observed level of disturbance and development of previous mining and exploration activities.

Between 1996 and 1998 the property was under lease to Corriente Resources, who undertook a program of mapping, sampling, geophysical grids, and a limited reverse circulation drilling program that identified a number of mineralized target areas,

including the silver mineralization in the Cerro Alunita area. The majority of the work conducted by Corriente focused on Cerro Alunita, and their positive results in this area were not followed up with further drilling.

General Minerals announced the acquisition of the Laurani silver-gold-copper target in October 2003. Geological mapping has been completed within the central portion of the property and 365 channel and chip samples have been collected. Only a portion of the results have been returned to date, but they include encouraging information, including 32 samples with values greater than 1.0 gpt gold with the two highest surface vein samples assaying 18.25 and 10.20 gpt gold. Silver values include 29 samples with greater than 100 gpt silver.

7.0 Geologic Setting

7.1 Regional Overview

The Laurani property is located in the northeastern Altiplano, a North-South trending structural basin that formed during the Cretaceous between the Paleozoic fold belt of the Cordillera Oriental, and the Meso-Cenozoic Andean arc, which forms the Cordillera Occidental. The Andean orogenic cycle began in the early Mesozoic with the breakup of Gondwanaland, and the development of a magmatic-arc and back-arc basin along the entire length of the South American continental margin, south of Ecuador. This back arc basin became closed during the late Cretaceous through early Cenozoic as the Cordilleran magmatic arc migrated eastward. The Altiplano basin began development as isolated grabens near Lake Titicaca, and continued to expand southward between two north-south trending growth faults. Initial deposition in the Altiplano basin consisted of red bed sediments intercalated with two Cretaceous marine transgressions, and then continued with red bed sedimentation into the Tertiary. Basement rocks along the eastern edge of the Altiplano consist of Paleozoic sediments, while the western edge consists of Precambrian rocks. Compression and folding of the rocks occurred during the Quechua 1, 2, and 3 phases, with unconformities developed primarily along the western edge of the basin, due to compression. A north-south trending linear zone of Miocene age volcanic complexes formed along the eastern edge of the northern Altiplano, and are thought to be in part controlled by subsidiary structures to the regional growth faults, such as the Coniri Fault. These volcanic complexes consist of extrusive volcanic flows and tuffs, and shallow intrusive porphyries that are generally high potassium calc-alkaline to shoshonitic in composition. The majority of the rocks are dacitic to rhyolitic, with minor quantities of mafic rocks observed. Epithermal Ag-Au-Cu-Pb-Zn-As-Sb mineralization is temporally related to stages of dacitic magmatism in the northeastern Altiplano, and is a part of the polymetallic belt of mineral deposits in the central Andes (Redwood and MacIntyre, 1989).

The rocks exposed in the Laurani project area consist of basement Paleozoic sediments that are unconformably overlain by Cretaceous to Tertiary age red bed sediments which have been warped upward surrounding the Laurani volcanic complex. A series of arcuate faults define an oval structural depression in which the Laurani volcanic complex

developed, and these faults commonly form the contact between older Tertiary, Capa Raja red beds and the Miocene volcanic units. Spatially associated with the central portion of the volcanic complex are an extensive system of epithermal veins, and in the southeast quadrant an extensive area of pervasive argillic and quartz-alunite alteration. Both areas indicate a large acid sulfate epithermal system developed during the waning stages of magmatism at Laurani.

7.2 Local Geologic Setting

The oldest rock units exposed in the Laurani project area consist of dark colored Silurian shales, siltstones, and sandstones of the Llalagua, Uncia, and Catavi Formations, that are part of the basement rocks of the eastern Altiplano. The Paleozoic sediments crop out among the small hills surrounding the volcanic complex, and are unconformably overlain by poorly consolidated Tertiary red bed conglomerates, sandstones, and siltstones that have been correlated with the Chuquichambi Formation (Jimenez et al, 1993). Local warping and uplift associated with development of the volcanic complex, and the surrounding arcuate ring faults have exposed the sedimentary rocks outside of the main volcanic center, where they do not appear to be mineralized (Mateo, 2004). The Sipe Sipe Fault is near the village of the same name, in the northern portion of the property, and forms one of the major ring fault contacts between the outlying red bed sediments and the Miocene volcanic and intrusive complex.

In the central portion of the Laurani project, the volcanic rocks consist of a sequence of extrusive trachy andesite and dacite flows, breccias, intercalated tuffs, agglomerate, and tuffaceous sediments that were deposited within a topographic depression, and based on the relatively restricted presence of these units outside the ring fault structures and overlying the red bed sediments, it appears that the volcanic activity was not explosive, as might be expected with a typical caldera complex. The oldest volcanic unit in the Laurani complex, consists of crystal lithic tuffs and intercalated tuffaceous sediments, some appear to have formed within a lacustrine environment within the collapsed feature in the volcanic complex (Mateo, 2004). Overlying this unit is an andesitic tuff and a dacite flow. The lower and upper members of the "Capaja" andesite flows unconformably overlie the older volcanic units, the lower member commonly consists of agglomerates and fragmental flows. Both members of the Capaja andesite and are exposed along the upper elevations of Cerro Capaja, where they in part are underlain by intrusive stocks and dikes including the "Cachani" and "Pucara" porphyritic andesite units. Locally, dikes and pipe-like breccias crosscut the volcanic sequence and appear to be feeders to some of the extrusive units, in particular fine grained dacite and andesite flows that locally cap the higher hills, such as on Cerro Capaja. Previous authors (Enns and Findlay, 1996) have noted that the volcanic edifice at Laurani was a flow dome stratovolcano, and note that extensive tuff units do not extend beyond the volcanic complex, as might be expected for a typical caldera setting, however, a collapse feature is distinctly present at Laurani.

The second phase of magmatic activity consists of subvolcanic intrusions that were feeders to resurgent domes and or flows in the overlying volcanic pile. In the

northeastern end of the property, the Laurani Fault is subparallel to the outlying ring structures, and appears to have been important for the emplacement of the porphyritic andesite "Cantera" intrusion, and a subsequent phase of porphyritic dacite (quartz eyes) intrusion that is interior to the older andesite body. These two intrusions constitute the most prominent intrusive units exposed at Laurani and are considered to be the feeder system to a large resurgent flow dome complex that developed during the later stages of stratovolcano. The earlier andesite dome complex appears to have formed in the northeast sector of the volcanic complex, and the younger prophyritic dacite dome probably developed later in a more central position to the volcanic edifice. The emplacement of these intrusions appear to temporally coincide with subsidence of the central volcanic complex along the arcuate ring faults that define the oval 4x6 kilometer depression. Age determinations from the andesite and dacite intrusions place the age of the Laurani volcanic complex at 8.4 Ma (Redwood and MacIntyre, 1989). The third or youngest intrusive phase at Laurani consist fine grained dacite dikes that appear to cut all other rock units and are particularly common in the Cerro Alunita and Cerro Capaja areas.

Central to the volcanic complex, are diatremes and volcanic breccia pipes, up to 200 m in diameter, which appear to have formed during explosive degassing and are observed to cut all overlying volcanic units. One of these breccia pipes occurs in the Tatal Pata area, and contains subrounded clasts, suggesting possible prolonged or recurrent events associated with the emplacement of the andesite and porphyritic dacite intrusions. The other large diatreme is located on the flanks of Cerro Capaja, and cuts flows in the upper volcanic pile, and may be associated with emplacement of a the andesite and dacite intrusions, or possibly a younger underlying stock.

Detailed geologic mapping and interpretation by General Minerals, are ongoing and continue to focus on providing a better understanding of the volcanic stratigraphy, subvolcanic intrusions, and relative ages of structures, alteration, and mineralization observed at Laurani. This work is in progress, and will provide additional information on possible lithologic and structural controls to mineralization.

Extensive areas of pervasive hydrothermal alteration are developed within the central Laurani volcanic complex, primarily in the northern section surrounding the historically mined vein systems and to the south surrounding Cerro Alunita. The main areas of alteration coincide with the large exposed bodies of andesite and dacite porphyry, which were emplaced as subvolcanic intrusions in the Tatal Pata area. In the Cerro Alunita area, the extensive quartz-alunite alteration has been interpreted to be a cap overlying an extensive hydrothermal system which may have been fueled in part, by a buried porphyry or other unexposed intrusive body.

Argillic alteration occurs as broad and overlapping envelopes to the epithermal veins in the San Geronimo and Tatal Pata areas. Microscopic studies conducted from altered rocks indicate that the argillic alteration consists of fine-grained kaolinite, secondary quartz, and minor amounts of jarosite, alunite, and original pyrite (Enns and Findlay, 1996). These areas are often devoid of vegetation, as shown in Figure 3. In the Cerro



Figure 4: View of the San Geronimo vein looking Southwest from near Tatal Pata

Alunita area argillic alteration is pervasive and is further overprinted by quartz-alunite alteration and hydrothermal breccias.

The large alteration area surrounding Cerro Alunita consists of pervasive argillic alteration with discrete but irregular areas of silicification and replacement by vuggy quartz and alunite. These areas typically form lumpy, resistant outcrops and ledges, and are appear to be preferentially developed within the dacite units. The quartz-alunite altered rocks exhibit near complete destruction of the original texture, and is replaced by admixed fine-grained quartz with drusy lined cavities. Locally, fine grained and bladed alunite aggregates often preserve pseudomorphs of original feldspar sites. Some samples of quartz-alunite altered rocks are reported to consist of up 30% alunite (Enns and Findlay, 1996). Quartz-alunite alteration is also common as thin to podiform ledges and ribs within the extensive vein system of the San Geronimo and in the Tatal Pata areas. The ledges extend up to 250 m long and are observed to be subparallel and border the major veins, such as the main San Geronimo vein. Many of these ribs were observed to be adjacent to open stopes where quartz veins have been previously mined, and these locations show the most promising high grade gold values.

Mineralization occurs as three distinct types of systems at the Laurani property; 1) extensions and new areas of high sulfide veins within the San Geronimo vein system, particularly extensions to the west, 2) complex epithermal veins and stockworks exposed in the Tatal Pata area, and 3) disseminated silver mineralization within pervasive areas of quartz-alunite alteration and breccias, surrounded by extensive argillic alteration in the Cerro Alunita area. In addition, there are other areas of extensive argillic alteration, quartz alunite alteration, veins, and breccias, are being developed as possible new targets within the southern and other outlying portions of the Laurani property.

Erosion has dissected the original volcanic edifice, and the present topography has exposed the central core of the volcanic complex, with the highest point being Cerro Capaja, which consists of relatively unaltered rocks on the flanks of the volcano that have resisted erosion better than the surrounding fractured and argillic altered rocks in the central core. At Cerro Alunita, the silicified rocks form a resistant elongated ridge, which previous workers (Lopez-Velasquez and Jimenez, 1997) concluded formed at a relatively shallow depth below the paleosurface of the active hydrothermal system. This suggests that there had been some dissection of the volcanic complex prior to the mineralization episode at Cerro Alunita.



San Geronimo
Tatal Pata
Cerro Alunita
A
A'
N
400 Meters
LEGEND
Colluvium
Volcanic Units
Andesite upper "Capaja"
Andesite lower "Capaja"
Dacite
Andesitic Tuff
Lithic/Fedspathic Tuff
Capas Rajas sediments (Miocene)
SubVolcanic Intrusives
Andesite Dikes
Porphyritic Andesite "Cachani"
Porphyritic Andesite "Pucara"
Porphyritic Dacite
Trachy Andesite "Cantera"
Fault
Vein
Road
Drainage
Argillic Alteration
Breccia Pipe

Figure 5: Laurani Geology Map

7.3 Structure

The Laurani property is located in the Altiplano, an extensive North-South trending structural basin that formed during the Cretaceous as a back arc basin behind the Meso-Cenozoic Andean volcanic arc. The Altiplano basin is underlain by folded Precambrian rocks on the west, and Paleozoic rocks on the east, and received sediments during the late Cretaceous through the Tertiary consisting primarily of red bed sediments that accumulated in a terrestrial environment. The Altiplano was deformed during at least three orogenic episodes during the Cenozoic which formed broad gentle folding, prior to being intruded by north-south trending linear zone of Miocene age volcanic complexes. The Laurani volcanic complex has been dated as mid-Miocene and consists of extrusive volcanic flows and tuffs, and shallow intrusive porphyries of andesite to dacite composition. Prior to and coincident with the Laurani volcanic complex, the underlying sediments were warped upwards, followed by local subsidence along arcuate ring faults that define an oval to circular depression in which the Laurani volcanic complex formed. These faults were likely reactivated as normal faults throughout the history of the igneous complex. The andesite and dacite porphyry intrusions were emplaced along sympathetic structures to the arcuate fault zone, which developed internal to the volcanic complex, with a strong radial component, centered west of the Tatal Pata area. The combination of the arcuate and radial structures have contributed to the complex veins and stockworks observed in the Tatal Pata area. Further study of detailed structures may be useful to determine the importance of this radial array as an important control to mineralization.

8.0 Deposit Types

Three styles of deposits identified at Laurani property are associated with an acid sulfate epithermal system that formed during the waning stages of magmatism. Historic production and previous exploration has focused primarily on the epithermal veins in the Tatal Pata area and earlier exploration has focused on the extensive area of surface alteration at Cerro Alunita.

The veins that were historically mined for copper and silver at Laurani have only been exploited to relatively shallow depths, often less than 70 m below the surface. These veins have not been systematically explored to determine if additional economic grades and tonnage are still present along known and subsidiary veins structures. In particular, the western extension of the San Geronimo vein appears to extend beneath cover and remains to be further explored.

The second style of mineralization occurs within the known area of vein systems where previous exploration identified an underground reserve of 2.0 million tons of oxide ore in the veins that grade 1% copper, 220 gpt Silver, and 2.5 gpt gold (Enns and Findlay, 1996). This reserve is located in the San Geronimo-Tatal Pata area, and may be comparable to the average tenor of the ore previously mined from the veins. Recent sampling by the Corporation, have identified structures within the Tatal Pata vein system that assay up to 18 gpt across vein structures. In many cases these are in the footwall to areas that were previously mined for high sulfide silver and copper ores, and in the


A
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4220
4200
4180
4160
4140
4120
4100
4080
LEGEND
Colluvium
Volcanics
Andesite "Capaja" Superior
Andesite "Capaja" Inferior
Dacite
Andesitic Tuff
Feldspathic Tuff
Red Shales
Intrusives
Andesite Dikes
Andesite Porphyry "Cachani"
Andesite Porphyry "Pucara"
Dacite Porphyry
Porphyritic Andesite "Cantera"
Fault
Vein
GENERAL MINERALS CORPORATION
Laurani Project
Geological Cross Section
Figure 6
Date: April 2004
Author: GMC

quartz-alunite ribs and ledges. The potential for high grade gold mineralization as a distinctly separate stage of mineralization presents a significant exploration target at the Laurani property.

A third style of mineralization at Laurani is for lower grade, but a potentially large tonnage (10-90 Mt, based on similar deposit types), disseminated gold and silver mineralization hosted within the area of pervasive quartz-alunite alteration at Cerro Alunita. This style of mineralization is currently being mined at the Kori Kollo deposit, approximately 55 km to the south of Laurani, where the gold occurs with disseminated sulfides and as fracture filling veins and veinlets in argillic altered rocks beneath a silica cap. It has been reported that the Kori Kollo ore deposit grades 1-2 gpt gold and as high as 172 gpt silver (Erickson and Cunningham, 1993).

9.0 Mineralization

Geologic mapping and geochemical sampling of rock and vein outcrops, suggest that the GMC Laurani property has the potential to host high-grade silver-gold mineralization within the area of NE-SW striking veins along the San Geronimo and in the complex veins at Tatal Pata, with potential for silver and lower grade gold in disseminated mineralization beneath areas of quartz-alunite alteration at Cerro Alunita. In addition, there are several other prospective alteration areas scattered along the southwestern

quadrant of the property that await further work, with the potential for developing additional targets.

Previous workers in the district have also suggested that a porphyry copper system may lie beneath the Laurani district, as a late stage of magmatism within the volcanic complex, and may underlie Cerro Alunita (Lopez-Velasquez and Jimenez, 1997). The potential for known targets at Laurani to host gold and silver mineralization is comparable to other deposits in the northeastern Altiplano of Bolivia, such as the multi million once gold deposit at Kori Kollo, which is located 55 km to the south in a similar geological setting.

Mineralization at Laurani consists of epithermal veins and areas of pervasive argillic alteration that are associated with the waning stages of the volcanic complex. The principal veins are located in the northeast quadrant of the property, centered in an area referred to as the Tatal Pata, for the local hill of that name. The veins are generally oriented NE-SW and define a 1.0 x 1.5 km area of extensive coalescing alteration, with the vein systems extending further beyond this core area. The veins have been explored for a total of approximately 4.0 km of underground workings to a depth reported to be 200 m below their apex (Enns and Findlay, 1996), but often to a depth of less than 70 m below the surface. The mined sections were reported to contain abundant pyrite, enargite, and minor amounts of tennantite/tetrahedrite, bornite, chalcopyrite, sphalerite, galena, and cassiterite, with quartz, barite, and alunite as gangue minerals. Large ribs and ledges of quartz-alunite alteration cut by barite veining were observed to be subparallel to the San Geronimo vein, and some of these showed highly anomalous values of 12.7 gpt in gold (sample no. 73719).

Hydrothermal breccias occur within the argillic alteration zones, principally in the Cerro Alunita area adjacent to ledges of quartz-alunite alteration. One such breccia, was observed to exhibit sedimentary textures of fine-admixed rock fragments and chalcedonic silica filling open spaces among subangular breccia clasts. A sample of this breccia (73724), showed anomalous values for gold (0.024 ppm) and silver (27.5 ppm). Although the breccia bodies appear to be irregular and rather restricted in surface outcrops, they may prove to be more extensive vertically beneath the quartz-alunite alteration cap, and present potential targets for hosting silver and gold mineralization. It is a reasonable exploration interpretation that these styles of epithermal mineralization may be significant targets at Laurani, however, further exploration work and drilling is required to determine the grade and continuity of such mineralization.

10.0 Exploration

10.1 Geophysical Surveys

Previous workers at the property (Corriente) conducted magnetometer (68.5 line-km) and IP/resistivity (26 line-km) surveys across the eastern portion of the Laurani volcanic complex (Enns and Findlay, 1996). The results of the magnetic surveys identified

magnetic highs in areas where intrusive rocks were present at depth, and magnetic lows where argillic alteration resulted in the destruction of primary magnetic minerals in the intrusive units. The IP/resistivity surveys showed high chargeability within the area of old mine workings and surrounding alteration, and another anomaly on the flanks of Cerro Capaja (Cerro Alunita) which suggested the presence of high sulphide mineralization. Several interesting anomalies were reported in the Tatal Pata area, these include: a 100 ohm-m resistivity coincident with weak chargeability (12-15 m-sec) in the Carnivalitos vein system, and deep chargeability anomalies in the Tatal Pata, San Geronimo, Santo Cristo, and San Carlos vein systems. These methods should be considered to determine if further geophysical work could provide useful exploration tools within the Tatal Pata and Cerro Alunita areas.

10.2 Geochemical Sampling

Surface exploration by previous operators indicated that there are anomalous values for gold and silver scattered across the property, primarily associated with early prospecting pits and mining. The focus of General Minerals has been to carefully evaluate and document the context of mineralization to better understand the epithermal system and to develop a basis for defining exploration targets. This has involved an intensive program of detailed surface mapping and sampling, focusing on meaningful chip, channel, and panel samples of exposed veins and structures, and areas of pervasive alteration. At the Laurani property 365 channel and chip samples have been collected for geochemical analysis. Only a portion of the results have been returned to date, and geological interpretation is ongoing, but they include encouraging information. The results include 32 samples with values greater than 1.0 gpt gold, where the two highest surface vein samples assayed 18.25 and 10.20 gpt gold. Silver values include 29 samples with greater than 100 gpt silver. On the basis of this sampling, several target areas have been confirmed and are the focus for further exploration work. Some of the more significant results obtained during the 2004 field season are shown below. The majority of the samples are from the Tatal Pata area, however, with the samples designated with (*) are from Cerro Alunita, and the samples designated with (+) are from the San Geronimo vein system.

Laurani Selected Geochemical Rock Sample Data

Sample No.	Type	Length metres	Au Gpt	Ag ppm	Cu ppm	Pb ppm	Sb ppm
77501	Channel	1.0	0.92	184	150	2876	838
77502	Chip	2.0	0.36	22.3	28	1638	224
77504	Chip	2.0	0.45	6.0	30	332	31
77505	Chip	2.0	0.46	11.7	101	445	61
77506	Chip	2.0	0.62	31.6	34	1612	192
77512	Channel	1.5	0.29	64.8	49	2481	65
77513	Channel	0.4	1.88	323	535	1581	529
77516	Channel	0.5	3.6	93.2	815	51,750	540
77518	Chip	1.2	0.91	319	276	3164	940
77526	Chip	1.2	0.98	265	1466	3.996%	519

Laurani Selected Geochemical Rock Sample Data (continued)

Sample No.	Type	Length metres	Au Gpt	Ag ppm	Cu ppm	Pb ppm	Sb ppm
77527	Channel	2.0	1.81	214	221	4435	>1999
77528	Channel	1.0	0.31	126	206	1.616%	291
77529	Channel	1.5	0.14	74	117	7136	173
77535	Channel	1.0	0.56	11.9	31	543	64
77536	Chip	2.0	1.11	5.9	57	192	30
77541	Chip	2.0	2.09	26.6	122	186	113
77561	Channel	2.0	0.21	451	61	322	287
77562	Channel	0.5	0.10	73.9	65	2804	79
77566	Chip	2.5	0.56	173	246	1.272%	1037
77572	Channel	1.0	0.10	39.5	370	2.512%	35
77573	Channel	2.0	3.43	207	263	1.164%	1640
77575	Channel	1.5	0.64	180	78	2562	1260
77576	Channel	1.5	0.34	5.8	107	7668	93
77584	Channel	1.0	0.35	>99	257	>9999	290
77660	Chip	2.0	0.65	8.9	4	34	34
77670*	Channel	1.5	0.22	145	18	972	>1999
77671	Grab	-	2.08	243	17,130	1591	>1999
77672	Grab	-	1.84	>99	4003	2162	1131
77728	Channel	2.0	1.40	181	46	1923	939
77729	Chip	2.0	0.42	47.6	70	3914	568
77748	Channel	1.5	1.60	41.7	164	427	735
77749	Channel	1.0	1.50	13.2	94	148	231
77755	Channel	2.5	1.55	10.9	228	33	73
77756	Channel	2.5	3.35	103	447	980	>2000
77757	Channel	1.2	7.13	59.1	131	3898	433
77761	Channel	1.0	1.43	81.3	59	563	807
77767	Channel	1.5	2.05	186	411	2.897%	>2000
77771	Channel	0.6	1.07	112	149	1.637%	822
77774	Channel	1.5	1.11	140	17	799	126
77775	Channel	2.5	1.35	119	143	533	549
77776	Channel	2.0	1.85	243	144	204	466
77778	Channel	2.0	2.02	719	420	134	612
77788	Channel	1.2	1.98	422	211	1627	1820
77801	Channel	1.2	3.51	229	165	938	>2000
77815	Channel	1.2	18.25	24.1	75	189	89
77819	Channel	2.5	3.16	103	277	1724	676
77820	Channel	2.0	6.40	682	269	979	>2000
77821	Chip	4.0	1.12	74.2	116	107	184
77823	Channel	1.5	1.48	9.5	22	47	50
77831+	Channel	2.0	9.45	690	330	527	>2000
77832+	Channel	3.0	2.21	150	114	206	>2000
77856+	Channel	2.0	10.20	461	162	2902	>2000
77859+	Channel	2.0	4.54	168	703	1693	>2000

The geochemical results suggest that there are grouping of correlations between high gold grades and elevated levels of antimony (>1000 ppm), geochemically low copper (100-400 ppm), and that gold mineralization appears to be associated with and may define several distinctly separate mineralization events. One grouping appears to be associated with high silver values (>99 gpt). Further work to identify and differentiate between gold-rich stages of mineralization may prove useful for developing specific targets within the complex vein and stockwork systems at Laurani. Although surface sampling is considered a reliable indication of mineralization in the surface environment, the depth, extent, and lateral continuity of mineralization can only be confirmed by adequate drilling or tunnelling.

10.3 Targets

Geological observations suggest there is a good potential for gold vein mineralization within the 1.5 x 1.0 km San Geronimo and Tatal Pata areas, and for near surface silver mineralization and a possible deeper porphyry target in the one square kilometre area beneath Cerro Alunita. These mineralized targets are situated within the larger 10 kilometre wide, oval collapse feature, and it is likely that other areas will also be found elsewhere in this large structural setting.

At least three targets for significant gold and silver mineralization are currently identified at Laurani based on previous and current geologic mapping, and the results from recent rock chip sampling. The three types of targets at Laurani include:

- Extensions of the known high sulphide veins that continue at depth below the historically mined levels in the San Geronimo veins system,
- Lateral extensions of epithermal vein mineralization in the San Geronimo vein system, particularly to the west where the vein projects beneath a colluvial cover, and in subparallel veins;
- In the Tatal Pata area, within the complex area of intersecting vein systems, and in stockworks, containing grades of similar to those blocked out by United Mining averaging 2.5 gpt gold, 220 gpt silver and 1% copper;
- High grade gold mineralization, with values exceeding 10.0 gpt, occurring at the surface in quartz-alunite ribs and ledges adjacent to areas which have been extensively mined during previous operations, and remain unexplored;
- Bulk tonnage silver and gold ores that lie beneath and within the extensive quartz-alunite alteration zone at Cerro Alunita, mineralization hosted by breccias, stockwork veining, and disseminated in altered rocks with grades of 323 gpt silver and 0.1 gpt gold, similar to those intercepted by previous drilling;
- Possible porphyry system beneath Cerro Alunita, hosting disseminated silver mineralization.

Metal zoning within the system has been noted by previous workers in the region, but these studies fail to distinguish whether the zoning is related to specific stages of mineralization or structures, although it has been implied that the zoning is indicative of

the actual metal distribution and geothermal gradients within the larger hydrothermal system. A detailed understanding of the stages of mineralization and the structural history of the veins may help determine the importance of metal zoning to delineate specific target areas within the vein systems. This has been proven to be critical in understanding the controls for high grade gold mineralization at the El Indio mine in Chile (Jannas et al, 1990).

11.0 Sampling Method and Approach

Three hundred and sixty-five channel and rock chip samples have been collected and analysed for gold, silver and base metals. The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. Samples are collected under the supervision of the geologist in charge of the project who ensured the quality of the samples taken and verified that the samples were correctly labelled. These samples are then transported by Company personnel to ALS Chemex laboratory in Oruro, Bolivia for sample preparation processing and then sent by courier to ACME laboratories in Santiago, Chile for fire assay and atomic adsorption analysis and then are sent to ACME, Vancouver for ICP analysis. Results are checked by re-analysis of 9% of the samples by ACME laboratories in Chile who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. The Chilean laboratory is not ISO 9001:2000 certified, however the Vancouver laboratory has ISO 9001:2000 certification. When results are received they are checked for their geological reasonableness and the field locations are cross-referenced with assay sheet sample numbers to check accuracy. The analysis procedure used was gold fire assay on a 30 gm sample and ICP 30 elements. All the results (Ag, Cu, Mo, Pb & Zn) over the detection limits were re-analysed by Atomic Adsorption ("AA").

Sampling for this report was conducted on the property as part of this evaluation, and consisted of selecting sample locations and collecting rock samples to be submitted for lab analysis. The intent was to determine if the samples were within a reasonable range of the values reported by the Corporation. Each of the samples taken were collected and bagged by or supervised by the author, and directly labeled by the author for submittal to the lab. The samples were taken with the intent of testing the "true" width of the vein or structure being sampled, these distances are shown in the data below comparing the samples taken by the author and the corresponding sample number and geochemical results reported by the Corporation.

Check Samples - Gold

Sample Type/ Description	**Katsura, this report**		**General Minerals**	
	Sample No.	**Gold ppm**	**Gold ppm**	**Sample No.**
Chip/across 2.0 m vein	73719	12.7 gpt	9.45 gpt	77831
Chip/across 2.5 m vein	73720	1.6 ppm	3.35 gpt	77756
Chip/across 1.2 m vein	73721	1.6 ppm	7.13 gpt	77757
Chip/ across 3.0 m vein	73722	<0.005 ppm	0.01 gpt	77636
Chip/across 4.0 m vein	73723	<0.005 ppm	0.01 gpt	77626
Chip/2x4 m panel	73724	0.024 ppm	0.04 gpt	77625
Chip/3x4 m panel	73725	0.018 ppm	0.01 gpt	77678
Chip/ across 1.0 m vein	73726	3.93 ppm	0.92 gpt	77501
Chip/across 1.2 m vein	73727	1.67 ppm	18.25 gpt	77815

Check Samples - Silver

Sample Type/ Description	**Katsura, this report**		**General Minerals**	
	Sample No.	**Silver ppm**	**Silver ppm**	**Sample No.**
Chip/across 2.0 m vein	73719	408 ppm	690 ppm	77831
Chip/across 2.5 m vein	73720	87.5 ppm	103 ppm	77756
Chip/across 1.2 m vein	73721	37.5 ppm	59.1 ppm	77757
Chip/ across 3.0 m vein	73722	9.2 ppm	10.1 ppm	77636
Chip/across 4.0 m vein	73723	2.6 ppm	3.8 ppm	77626
Chip/2x4 m panel	73724	27.5 ppm	29.9 ppm	77625
Chip/3x4 m panel	73725	0.7 ppm	0.4 ppm	77678
Chip/ across 1.0 m vein	73726	>100 ppm	184 ppm	77501
Chip/across 1.2 m vein	73727	9.2 ppm	24.1 ppm	77815

Nine samples were collected by the author to be representative intervals sample location at Laurani to verify the presence of mineralization from locations identified by the

Corporation to contain high, medium and low assay values for copper, silver, and gold. These samples were examined by the author, bagged, labeled, and submitted to ALS labs in Oruro, Bolivia for sample preparation and analysis. The intent of this sampling was to provide an independent check of previous reported assay results and to visually document and verify the observations of mineralization and alteration reported in previous reports. The results of this sampling showed that the check samples taken were within a reasonable range of the previously reported values.

The nine samples all show values for gold and silver mineralization, with two of the samples showing gold values greater than those previously reported, and up to up to four times the values of previous assays, however, there was a wide range of variation between the samples which suggests that there is a possible "nugget effect" that would require careful sampling to determine grade and continuity. Conversely, it would be prudent to perhaps increase the sample frequency along veins and structures to ensure that they are adequately testing mineralization and not missing higher grade intervals. Of the nine check sample results taken for this report and shown above, all samples show detectable levels of silver, with a general correlation with previous sample values and a range in values between 60-175% from previous sample values reported by the Corporation. In general, the results of the sampling confirmed the tenor and order of magnitude for individual samples of the mineralization reported by the Corporation, with the understanding that there can be up to a 40% variation in any individual sample interval.

12.0 Sample Preparation, Analysis and Security

Sampling conducted by the Corporation during the previous months was described to the author as consisting of selecting intervals across veins and structures and/or panel samples of host lithologic units so that values could be identified and understood in a geological context. In some case, shorter intervals were selected based on visual observations to isolate geologically important structures or to characterize the style of mineralization or significant changes in host rock types. Evidence of this sampling methodology was directly observed by the author in the field, and were also replicated to take the check samples for this report.

The preparation for the samples previously taken by the Corporation as well as for this report were carried out by ALS Chemex laboratory in Oruro, Bolivia for sample preparation processing and then sent by courier to ACME laboratories in Santiago, Chile for fire assay and atomic adsorption analysis and then are sent to ACME, Vancouver for ICP analysis. Results are checked by re-analysis of 9% of the samples by ACME laboratories in Chile who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. The Chilean laboratory is not ISO 9001:2000 certified, however the Vancouver laboratory has ISO 9001:2000 certification. When results are received they are checked for their geological reasonableness and the field locations are cross-referenced with assay sheet sample numbers to check accuracy. The analysis procedure used was gold fire assay on a 30 gm sample and ICP 30 elements. All the results (Ag, Cu, Mo, Pb & Zn) over the detection limits were re-analysed by Atomic

Adsorption ("AA").

All samples were collected by Mr. Edwin Mateo under the direct supervision of Mr. Felipe Malbran, VP South American Exploration. Ralph Fitch, President is the "Qualified Person" responsible for the program. Emphasis was placed on quality control and the proper handling and numbering of all samples. The samples are then transported by either trusted Company personnel or public transport to the specified public laboratory. Under controlled laboratory conditions the samples were crushed, split, ground and analyzed for the desired elements by standard ICP methods. The sampling methods are considered by the author to be adequate to ensure that samples taken were secure and would produce meaningful results for the intent of fulfilling the requirements of this report

13.0 Data Verification

All data has been reviewed and verified by the author as being accurate to the extent possible. Samples were collected and prepared for shipment to the lab by the author and to the extent possible all geologic information was reviewed and confirmed in the field. The laboratory check samples conducted and the checks for geological reasonableness of the data by the author, in conjunction with the independent samples taken for this report provide adequate and good verification of the data.

14.0 Adjacent Properties

The land position held by the Corporation covers an extensive area surrounding the known exposures of mineralization at Laurani, as well as a potential facilities site nearby.

15.0 Interpretation and Conclusions

The Laurani property is located within a belt of Miocene volcanic centers in the northeastern Altiplano of Bolivia, where mineralization associated with volcanism is part of the polymetallic belt of the central Andes that extends from Argentina to Peru. The metallogenic belt includes deposits of both quartz-adularia and acid sulfate systems. Some of the acid sulfate systems, similar to Laurani include: La Coipa and El Indio, Chile; Kori Kollo in Bolivia; and Julcani in Peru. These deposits all exhibit argillic and quartz-alunite alteration surrounding vein systems that contain high sulfide mineral assemblages including: enargite, tennantite, barite, and quartz. The geological setting at Laurani is similar to Newmont Mining Corporation's million plus ounce Kori Kollo gold mine which is located approximately 55 km to the southeast of the property in a similar geological setting.

At Laurani, the main mineralized veins occur within an extensive alteration zone measuring approximately 1.5 x 1.0 km, and contain the extensive San Geronimo vein system and the complex area of veins in the Tatal Pata area. The epithermal veins at Laurani have been mined historically for silver, copper, and gold from Pre-Colonial times to as recently as 1975. The principal veins are the San Geronimo, San Salvador, and

Carnavalitos, which locally converge and contain numerous subparallel and crosscutting subsidiary structures, which extend beyond the core alteration area. The underground workings exploit the vein systems which contain gold values that appear to increase with depth from an average of 0.6 gpt at surface to a high of 35.9 gpt over 0.7 meters at the lowest level below surface within existing tunnels in the San Geronimo vein system. Rock geochemistry from surface sampling show anomalous levels of gold (up to 18 gpt), and silver (>100 gpt) that are spatial associated with the vein systems, but are within subsidiary structures and may represent separate pulses of mineralization or zoning within the larger epithermal system. There is a potential for the discovery of significant high sulfide vein mineralization to be present within the historically mined vein systems as subparallel ore shoots and as extensions of the veins at depth and along strike. Of particular interest are the often persistent quartz-alunite ribs and ledges within the vein system which contain highly anomalous gold values, but have remained largely untouched by previous mining and exploration efforts.

Another significant exploration target area is located at Cerro Alunita, where quartz-alunite alteration caps an elongate ridge surrounded by a halo of pervasive argillic altered rocks covering more than one square kilometer. Prior exploration work by a company reported a drill intercept of 14 metres averaging 323 gpt silver and 0.1 gpt gold in this target area, this suggests that a large silver dominated system with significant gold credits is present here. Previous authors (Sanjines, Hofstra, and Barrera, 1997) have also suggested that buried porphyry copper systems may underlie similar areas of extensive quartz-alunite and advanced argillic alteration such as that present in the Cerro Alunita area. In addition, there are other areas in the southwest sector of the volcanic complex that remain to be fully explored, which exhibit veining, stockworks, and argillic and quartz-alunite alteration in surface exposures. These targets present excellent exploration potential for the discovery of significant gold-silver mineralization at the Laurani property. The topography of the property at Tatal Pata and Cerro Alunita would be conducive to relatively low stripping ratios if the shallow structural and stratigraphic controlled precious metal targets could be exploited in part by surface mining methods

The data reviewed by the author is considered to be reliable and of sufficient quality and density across the property to support the evaluation of the previous work and to be used as a basis for recommending further exploration at the Laurani property. This report meets the objective of providing a review and summary of the exploration work completed to date at the Escalones property, and provides a reasonable verification of the data.

16.0 Recommendations

A comprehensive analysis of the geological and geochemical data is recommended to better understand the target areas, and determine if geophysical surveys could be utilized to develop targets for a strategic drilling program. Previous owners have suggested that magnetic and IP/resistivity geophysical methods were successful in characterizing potential subsurface targets, and identifying possible areas of high sulfides and argillic alteration. These methods should be considered as part of further work to better

understand the geology and structural controls to mineralization in the two primary target areas. A careful analysis and modeling of the geochemical data may also prove useful to help determine the possible significance to stages of mineralization, and to characterize important elemental signatures that may be associated with the higher gold values. The integration of this data will aid in developing a strategy to develop and prioritize drilling targets by: 1) identifying areas of high sulfide and structures in the San Geronimo vein system, particularly along the projected western extension; 2) identify areas of complex intersecting veins and stockworks within the Tatal Pata area and understanding the controls to gold mineralization within the vein system; 3) determine the importance of breccias to mineralization in the Cerro Alunita area; 4) to develop geophysical survey methods to assist in identifying specific drilling targets; 5) utilize ongoing geological mapping and sampling and geophysical survey methods to help develop additional target areas. It is also recommended that all attempts be made to gain access to the drill core from the previous Emicruz drilling, which others have reported was stored in Oruro (Enns and Findlay, 1996).

It is recommended that a Joint Venture Partner be pursued to assist in participating in further exploration on the Laurani project, including the geophysical surveys and developing targets for specific drilling plans.

An estimate of US$45,000 would be required during 2004, which would include US$7,000 to maintain the option agreement, and the remaining to conduct further geological sampling, mapping, conduct geophysical surveys in specific target areas, and prepare a strategic drilling plan for the Tatal Pata and Cerro Alunita targets.

5-19-2004

17.0 References

Ahfeld, F. and Schneider-Scherbina, A., 1964, Los Yacimientos Minerales y de Hidrocarburos de Bolivia, Bolivia Departmento Nacional de Geologia, Boletin 5, p. 388.

Barrera I, Luis; Flores B., Oscar; Jimenez C., Nestor, and others, 1993, Geologia y mineralizacion de las regions be Berenuela y Laurani, Investigaciones de metales preciosos en le complejo volcanico neogeno-cuaternario de los Andes centrals, Banco Interamericano de Desarrollo, Washington, DC, United States

Cunningham, Charles G; McNamee, James; Pinto-Vasquez, Jose; and others, 1991, A model for volcanic-dome hosted precious metal deposits in Bolivia, Economic Geology, v. 84, no. 2, p. 415-421.

Enns, Steve and Findlay, Alastair, 1996, Laurani Property, Bolivia, Geological Report, company report for Sociedad Minera SA (SOMINSA), p. 29.

Erickson, G.E. and Cunningham, C.G., 1988, Epithermal Precious-metal Deposits Hosted by the Neogene and Quaternary Volcanic Complex in the Central Andes, in Kirkham, R.V., Sinclair, W.D., Thorpe, R.I., and Duke, J.M., eds., Mineral Deposit Modeling: Geological Association of Canada, Special Paper 40, p. 419-431.

Jannas, R.R, Beane, R.E., Ahler, B.A., and Brosnahan, D.R., 1990, Gold and copper mineralization at the El Indio deposits, Chile, Journal of Geochemical Exploration, v. 36, p. 233-266.

Jimenez, N. Ch.; Lizeca B., J.L.; Murillo S., F., Sanjines; V.O.; Barrera I., L.; and Flores B., O., 1993, Marco geologico del distrito minero de Laurani: Investigaciones de metales preciosos en el complejo volcanico Neogeno-Cuaternario de los Andes Centrales, Proyecto BID/TC-88-02-32-5, p. 116-122.

Lopez-Velasquez, Shirley, and Jimenez, Nestor Ch, 1997, Sistemas Hidrotermales Del Limites Altiplano-Cordillera Oriental, in Investigaciones Sobre El Magmatismo Y La Mineralizacion Del Cenozoico De Los Andes Bolivianos, Boletin del Servicio Nacional de Geologia y Mineria, No. 23, p. 60-73.

Mateo, Edwin, 2004, Proyecto Laurani – Bolivia, Estudio Geologico, Company report for Compania Minera Laurani S.A., in preparation.

Redwood, S.D., 1987, The Soledad Caldera, Bolivia: A Miocene caldera with associated epithermal Au-Ag-Cu-Pb-Zn mineralization, Geological Society of America Bulletin, v. 99, p. 395-404.

Redwood, Stewart D.; MacIntyre, R. Mitchell, 1989, K-Ar dating of Miocene magmatism and related epithermal mineralization of the northeastern Altiplano of Bolivia, Economic Geology, v. 84, no. 3, p. 618-630.

Sanjines V, Orlando, Hofstra, Albert H., and Barrera, Luis, 1997, Modelo Genetico del Deposito La Espanola Cordillera Occidental-Bolivia, Boletin del Servicio Nacional de Geologia y Mineria, No. 23, p. 101-114.

Sillitoe, R.H. and Bonham, H.F., Jr., 1984, Volcanic landforms and ore deposits, Economic Geology, v. 79, p. 1286-1298.

APPENDIX I

Certification of Qualification

Certificate of Qualification

I, Kurt T. Katsura, of P.O. Box 51346, Eugene, Oregon do hereby certify that:

1. I am a registered Professional Geologist in the State of Oregon, OR RG # 1221 and hold the designation of Consulting Geologist.
2. I hold degrees of Geology and I hold the degree of Bachelor of Science (1981) and a Master of Science (1988), both from the University of Oregon.
3. I have been practicing my profession since 1982 (22 years).
4. I was retained by General Minerals Corporation to collect data and write a report on the Laurani Property, located in the canton of Sica Sica, in the Province of Aroma, Department of La Paz, Bolivia. I have visited the property on April 1, 2004 and have reviewed previous geological data, geochemical results, and technical reports on the subject property.
5. I have not received and do not expect to receive any interest, either direct or indirect, in any properties of General Minerals Corporation and I do not beneficially own, either direct or indirect, any securities of General Minerals Corporation. I am independent of General Minerals Corporation.
6. I have read the National Instrument 43-101 and Form 43-101F1. This report has been written in compliance with the National Instrument 43-101 and Form 43-101F1.
7. I am responsible for all sections of this report.
8. This report is based on a review of data, observations made, and samples taken during my visit to the Laurani Property on April 1, 2004, and that I am a "qualified person" as described in section 8.1 of NI-43-101.
9. I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

Eugene, Oregon
May 19, 2004

Kurt T. Katsura, RG
Consulting Geologist


PROFESSIONAL
OREGON
GEOLOGIST

File No: 82-34810

REPORT ON MONITOR PROPERTY PINAL COUNTY, ARIZONA

Prepared for General Minerals Corporation

Randall L. Moore WA RPG # 1390

May 19, 2004

Randall L. Moore (PRG) 2986 Powell St., Eugene, Oregon 97405

TABLE OF CONTENTS

Figures

Plates

Appendix

1.0 SUMMARY

The General Minerals Corporation's ("GMC") Monitor property is located in the Dripping Springs Mountains, approximately 5 kilometres ("km") northeast of Grupo Mexico's Ray porphyry copper mine 15 km southeast of the newly discovered Resolution deposit, and 100 km east of Phoenix, within Pinal County, Arizona, Township 2 South, Range 14 East, Sections 29, 30, 31 and 32. Access is gained by unimproved roads accessible by four wheel drive vehicles from the Dripping Springs Road off Highway 77.

The property consists of 66 lode claims and four State of Arizona Exploration Mineral Leases and encompasses a total of 802 hectares ("ha"). The claims are leased from third parties and are subject to annual payments and buyout options.

Historical records indicate that copper and silver mineralization were discovered and exploited in the late 1800's through the development of small underground workings, the most productive of which was the Monitor Mine. As recently as 1960-1970, additional underground mining took place at the historic Monitor mine and as small open cuts and pits at locations across the GMC property.

The Monitor property is located near the western edge of the Mexican Highland section of the Basin and Range Province in the north-northwest trending Dripping Springs Mountains. Surface exposures consist of Precambrian Apache Group sedimentary rocks and diabase sills, Tertiary age rhyodacite porphyry dikes and Teapot Mountain Porphyry dykes. The area has been subject to extensive faulting, generally high-angle normal structures, which has been active over long periods of time as evidenced by Precambrian diabase dikes occupying many of these features. The structural regime is dominated by the regional northeast-southwest trending Rustler Fault extending from the Ray Mine through the GMC Monitor property. In addition, well developed northwest-southeast trending structures are mapped throughout the property, and are representative of the regional structural fabric extending from the Superior District, and more specifically the Magma Vein and the Resolution Deposit located to the northwest, to the Christmas deposit located to the southeast of the Monitor property.

Mineralization occurs as structurally controlled, high-grade copper-silver, over widths of 1 to 3 metres ("m") and as broad areas of mineralization controlled by both fracture and bedding planes and as disseminations through the host rock. Historic workings exploited copper and silver ore controlled by major northeast to east-west structures. Ore shoots were often localized at structural intersections and formed as replacement bodies within the Mescal Limestone in and around these structural settings. Smelter receipts indicate grades of +2% copper and 240-350 grams per tonne ("gm/t") silver were mined at the Monitor during the years of production. Select sampling of high-grade mineralization from the underground workings by GMC produced values as high as +20% Cu and +3,000 gm/t Ag.

Continuous rock chip samples have generated results indicating the possibility for bulk mineable mineralization hosted within the Pioneer Shale and Dripping Springs Quartzite members of the Apache Group and potentially within the underlying Pinal Schist. These results include 0.78% Cu and 59 gm/t Ag over 54.9 m, 0.61% Cu and 57 gm/t Ag over 48.8 m and 0.67% Cu and 178 gm/t Ag over 36.6 m.

Preliminary geophysical work conducted on the property by GMC consisted of a Self-Potential ("SP") survey which has identified targets associated with the high-grade structural setting in and around areas of known mineralization. In addition, a large SP anomaly was developed which is suggestive of a deeper porphyry style target.

Field data, rock chip and soil geochemistry, SP geophysics, Aster image investigation, air photo interpretation, historical data review, and the interpretation of the regional geologic features suggest that the GMC Monitor property has the potential to host high-grade copper-silver mineralization within NE to E-W striking structures and within areas of structural intersections. In addition, targets have been generated for bulk mineable, shallow, leachable, copper-silver mineralization hosted within the Pioneer Shale member of the Precambrian Apache Group. These targets have the potential to host an ore body with the upper size limit of +100 million tons. Finally, mapping, structure, geochemical patterns and the Self-Potential geophysical survey indicate the possibility for the presence of a deep sulfide porphyry system which could be similar in size and grade to the adjacent Ray deposit or the Resolution deposit located approximately 15 kms NW of the Monitor.

Additional surface work is recommended for the Monitor property, focusing on continued detailed mapping and rock chip and soil sampling. This phase of the property development will require expenditures between US$20,000 and US$50,000. The collection of this data will aid in the refinement of the various drill targets and help to prioritize these targets. Testing of the targets by drilling will require an additional expenditure of US$250,000.

2.0 Introduction and Terms of Reference

2.1 Terms of Reference

Randall L. Moore, Registered Professional Geologist ("RPG"), a qualified person under National Instrument 43-101, was retained by General Minerals Corporation (the "Corporation") to prepare a technical report on the Monitor Property (the "Property") located in Pinal County, Arizona, United States. The Company believes that the success of its exploration in 2003 and 2004 on the Property has resulted in material changes that warrant the preparation of a technical report meeting the requirements of National Policy 43-101. The Company has engaged the writer, Randall L. Moore, RPG, to undertake an independent, technical review of the Property. That review is documented in this report.

2.2 Purpose of Report

The purpose of this review is to provide GMC and its investors with a summary of the Monitor Property, including an independent opinion as to the technical merits of the project and the appropriate manner of conducting the continuing exploration. It is intended that this report may be submitted to those Canadian stock exchanges and regulatory agencies that may require it. It is further intended that GMC may use the report for any lawful purpose to which it is suited.

2.3 Sources of Information

Most of the technical information was generated by myself during time spent on the property. I relied on Dr. Jack Skokan, geophysicist, for all data generation and interpretations related to the Self-Potential geophysical results.

3.0 Disclaimer:

I, Randall L. Moore, have visited the Property, collected samples and verified geologic interpretations. I have made use of information from other sources generated by other geoscientists and have listed the sources in the report. I have not determined if the providers of information are Qualified Persons as defined in NI 43-101. I relied on Dr. Jack Skokan, geophysicist, for all interpretations related to the Self-Potential geophysical results.

This report contains information relating to mineral title and legal agreements. While I am knowledgeable concerning these issues in the context of the mineral industry, I have not verified this information through my own research.

4.0 Property Location and Description

4.1 Property Location

The Monitor property is located within Pinal County, Arizona approximately 100 km east of Phoenix. Lands under the control of GMC are situated in Sections 29, 30, 31, 32, Township 2 South, Range 14 East. The property is bordered on the west by Grupo Mexico's Ray Mine property with the mine and mine facilities located 5 km to the southwest (figure 1).

The Monitor property is located near the western edge of the Mexican Highland section of the Basin and Range physiographic province which encompasses a series of north-northwest trending mountain ranges. The property occupies the central portion of the Dripping Springs Mountains and is regionally situated within the Mineral Springs mining district and roughly 15 km south-southeast of the Superior mining district and 25 km south of the Miami-Globe mining district. The prominent topographic feature of Hot Tamale Peak is located on the western edge of the property.

4.2 Property Description

The property consists of 66 unpatented lode claims under lease from third parties and 4 State of Arizona Exploration Leases (figure 2). The total area covered by the GMC land package is 802 ha. While the property has not been legally surveyed by GMC all claims were located with the use of a global positioning system and tied to section corners and quarter-corners which were located in the field. The following summarizes the land position:

State Leases:

		Filing Date
State Lease 08-107435	120 acres or 48.6 ha	08.16.03
State Lease 08-109137	280 acres or 97.1 ha	03.22.04
State Lease 08-109113	342 acres or 138.4 ha	11.12.03
State Lease 08-109114	120 acres or 48.6 ha	11.12.03

STATE LEASE TOTALS **822 ACRES or 333 ha**

Arizona Mineral Exploration Permit renewals cost US$2.00 per acre for the first two years and US$1.00 per acre on the 3rd, 4th & 5th year. They also require minimum exploration expenditures, and proof of expenditures by receipts, bills, etc. to the Department no later than the filing date for application renewal. Exploration expenditure requirements are at the following rates:

1st & 2nd year	=US$10 per acre per year
3rd, 4th & 5th year	=US$20 per acre per year

Total cost to maintain the state leases on the monitor property for 822 acres is presently US$1,644.00 on renewal fees and US$8,220.00 per year in exploration expenditures.

Unpatented Lode Claims:

Randolph Lease	63 unpatented lode claims
Merritt Lease	3 unpatented lode claims

Total claims 66 claims **1159 Acres or 469 ha.**

Arizona Claim Maintenance Fee payments must be made on or before September 1, 2004 for assessment year 2004. These payments are made in advance of the current assessment year. The fee is US$100 per claim for a total of US$6,600 for the Monitor property.

The Company subsidiary, General Minerals Corporation, a Delaware Corporation ("GMCD"), entered into an option agreement dated September 10, 2003. The "Randolph Lease" agreement relates to 63 lode claims and four State of Arizona Exploration Mineral Leases. The property encompasses a total of 785 ha. The Company has the right for a period of 10 years from July 30, 2003 to purchase the claims upon payment to the owner

of US$1,000,000 within 5 years or US$1,500,000 if after 5 years. To maintain this right the Company must make the following lease payments, of which US$15,000 has been paid to date. A US$10,000 bonus payment was made on December 1, 2003 on signing the Lease. Additional payments, pursuant to the "Randolph Lease" are due as follows:

Payment Date	Payment	Alternative payment
On or before March 1, 2004	US$15,000	paid
On or before March 1, 2005	US$15,000	Or the equivalent number of shares of GNM based on the average closing price for the preceding 20 trading days.
On or before March 1, 2006	US$20,000	Or the equivalent number of shares of GNM based on the average closing price the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$100,000 in value based on the average closing price for the preceding 20 trading days.
On or before J March 1, 2007	US$20,000	Or the equivalent number of shares of GNM based on the average closing price the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$150,000 based on the average closing price for the preceding 20 trading days.
On or before March 1, 2008	US$30,000	Or the equivalent number of shares of GNM based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$200,000 based on the average closing price for the preceding 20 trading days.
On or before March 1, 2009	US$30,000	Or the equivalent number of shares of GNM based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$300,000 based on the average closing price for the preceding 20 trading days.
On or before March 1, 2010 and each anniversary of this Date thereafter during the term of the lease a minimum advance royalty will be paid	US$50,000	

(i) All such minimum advance royalty payments shall offset and be a credit against any production royalties that may become due in the year of payment or in any later years, until fully recovered.

(ii) All payments in shares will at the time payment is due be dependant on the approval of the GNM Board and all governing authorities including the Toronto Stock Exchange.

(iii) On or before any payment date, if GMC intends to pay with shares, GMC will deliver a letter indicating its intentions to pay with shares. GMC will then have 30 days to secure authorization and deliver the share certificates. If GMC is unable to obtain authorization it may pay in cash or terminate this Agreement at its sole option.

(iv) If any or all the Merritt claims (Admiral Dewey, Silverado 1 and Silverado 2, AMC Numbers 327977, 289242 and 327964) located within the area of interest are in good standing and if GMC completes an agreement with respect to any or all of these claims, then GMC may reduce the rental and advance royalty payments, to Lessor, by 30%.

The lease may be extended for up to 30 years if payments are continued. The leased lands are subject to a NSR royalty of 3% for precious metals and 2% for base metals if mined on the surface and half this amount if mined underground. These royalties are payable on all properties not held by third parties within the area of interest of the initial agreement which was one half mile from the boundary of the original claims. Land within the area of interest which is leased from third parties is subject to 0.5% NSR royalty.

A second agreement was signed with Mr. Chuck Merritt covering 3 claims (Admiral Dewey, Silverado 1 and Silverado 2, (AMC Numbers 327977, 289242 and 327964) that lie within Mr. Randolph's land position. The agreement gives the Company the right to purchase the claims for US$150,000 within 10 years. To maintain this right an annual payment of US$3,000 is required. There is no royalty.

Listing of all Monitor claims controlled by General Minerals Corporation:

AMC #	Claim Name	Holding Fee
AMC327977	ADMIRAL DEWEY	US$100.00
AMC356565	DOLLY GREEN	US$100.00
AMC356564	DOLLY I	US $100.00
AMC356673	DOLLY II	US $100.00
AMC356674	DOLLY III	US $100.00
AMC356675	DOLLY IV	US $100.00
AMC356676	DOLLY V	US $100.00
AMC359076	ER-1	US $100.00
AMC352745	GOLDEN MOLLY	US $100.00
AMC352746	GREEN BEAR III	US $100.00
AMC352747	GREEN BEAR IV	US $100.00
AMC358583	MONITOR 01	US $100.00
AMC358584	MONITOR 02	US $100.00
AMC358585	MONITOR 03	US $100.00
AMC358586	MONITOR 04	US $100.00
AMC358587	MONITOR 05	US $100.00
AMC358588	MONITOR 06	US $100.00
AMC358589	MONITOR 07	US $100.00
AMC358590	MONITOR 08	US $100.00
AMC358591	MONITOR 09	US $100.00
AMC358592	MONITOR 10	US $100.00
AMC358593	MONITOR 11	US $100.00
AMC358594	MONITOR 12	US $100.00
AMC358595	MONITOR 13	US $100.00
AMC358596	MONITOR 14	US $100.00
AMC358597	MONITOR 15	US $100.00
AMC358598	MONITOR 16	US $100.00
AMC358599	MONITOR 17	US $100.00
AMC358600	MONITOR 18	US $100.00
AMC358601	MONITOR 19	US $100.00
AMC358602	MONITOR 20	US $100.00
AMC358603	MONITOR 21	US $100.00
AMC358604	MONITOR 22	US $100.00
AMC358605	MONITOR 23	US $100.00
AMC358606	MONITOR 24	US $100.00
AMC358607	MONITOR 25	US $100.00

Claim listing continued:

AMC #	Claim Name	Holding Fee
AMC358608	MONITOR 26	US $100.00
AMC358609	MONITOR 27	US $100.00
AMC358610	MONITOR 28	US $100.00
AMC358611	MONITOR 29	US $100.00
AMC358801	MONITOR 34	US $100.00
AMC358802	MONITOR 35	US $100.00
AMC358803	MONITOR 36	US $100.00
AMC358804	MONITOR 37	US $100.00
AMC358805	MONITOR 38	US $100.00
AMC358806	MONITOR 39	US $100.00
AMC358807	MONITOR 40	US $100.00
AMC358808	MONITOR 41	US $100.00
AMC358809	MONITOR 42	US $100.00
AMC358810	MONITOR 43	US $100.00
AMC358811	MONITOR 44	US $100.00
AMC358812	MONITOR 45	US $100.00
AMC358813	MONITOR 46	US $100.00
AMC358814	MONITOR 47	US $100.00
AMC358815	MONITOR 48	US $100.00
AMC358816	MONITOR 49	US $100.00
AMC358817	MONITOR 50	US $100.00
AMC358818	MONITOR 51	US $100.00
AMC358819	MONITOR 52	US $100.00
AMC358820	MONITOR 53	US $100.00
AMC358821	MONITOR 54	US $100.00
AMC359077	MONITOR 55	US $100.00
AMC359078	MONITOR 56	US $100.00
AMC359079	MONITOR 57	US $100.00
AMC289242	SILVERADO #1	US $100.00
AMC327964	SILVERADO #2	US $100.00

There are a total of 66 unpatented lode claims controlled by General Minerals Corporation at the Monitor Property. There is an annual holding fee of US$100.00 per claim per year for a total cost of US$6,600.00 per year to maintain the claims.

During the time spent on the property for the purpose of this investigation, there were no environmental liabilities identified. There are several old adits and shafts which may pose a safety liability issue and it is recommended that these features be fenced and clearly marked as safety hazards.

Continued exploration work on the property in the form of mapping and rock chip and soil sampling will require no additional permitting from either the Bureau of Land Management or the State of Arizona. If continued work involves any surface disturbing activities in the form of road maintenance, trenching, or drilling, a Plan of Operations will need to be filed with the agencies.


Mojave
Coconino
Navajo
Apache
Yavapai
Gila
La Paz
GMC Monitor Property
Maricopa
Greenlee
Pinal
Graham
Yuma
Pima
Cochise
0
50
100
kilometres
Santa Cruz

Figure 1 Location Map


N
Laguna Spring
30
29
T
2
S
Cottonwood Spring
Monitor Mine
Indian Spring
31
R14E
Explanation
GMC Land
Scale in Meters
General Minerals Corporation
Monitor Copper
Land Map
Figure 2

BEST AVAILABLE COPY

5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Access

Access is gained by turning west onto Dripping Springs Road at Highway 77 milepost 153.7, between Globe and Oracle Junction, Arizona then proceeding 11.2 miles (0.2 miles past second gate), turning left onto an unimproved road and proceeding 2.5 miles to the GMC Monitor property.

5.2 Climate

Climate is typical for the southwest region of the United States, with cool to moderate winters and hot summers. Winters often have freezing temperatures at night with daytime highs around 5-10^0 C. Summer temperatures range from 20^0 C at night to 35-40^0 C during the daytime. Rainfall is heaviest during late July and August, averaging approximately 90 mm in August, and lightest in May and June where rainfall averages approximately 10 mm per month.

5.3 Local Resources

The property is easily accessible form Miami-Globe and Tucson, Arizona which are capable of supplying any labor, equipment, or service requirements for conducting exploration or mine related activities.

5.4 Infrastructure

Currently there is no infrastructure on the property. However power and services are located within just a few kilometers of the property both to the east, where several ranches are located, and to the west, where the Ray mine complex is located.

Surface rights attached to both federal lode claims and State of Arizona Mineral Leases allow for the development of the property. The GMC property has sufficient area, and the topography is such that the property could be developed by typical open pit or underground means. It should be noted that this is an exploration property in the early stages of investigation and no detailed studies have been conducted for a mine plan and layout which would include the location of storage, waste disposal, and processing areas.

5.5 Physiography

The Monitor property straddles the divide of the Dripping Springs Mountains with elevations ranging from 1,000 to 1,400 m. The range is typical of Basin and Range development with major fault systems paralleling the range fronts along the eastern and western margins.

Vegetation consists of native species of cactus, brush, grasses and trees, generally with most growth forming on north facing slopes and drainage bottoms.

6.0 History

Historical records indicate that copper and silver mineralization were discovered and exploited in the mid- to late- 1800's through the development of small underground workings, the most productive of which was the Monitor Mine. As recently as 1960-1970, additional underground mining took place at the historic Monitor mine and from small open cuts and pits at several locations across the GMC property.

Review of historical data obtained from the Arizona Divisions of Mines indicates production grades of 1.89% Cu and 6.61 oz/t Ag based on smelter returns between 1944 and 1956. The property was held by the Hagen family of Globe, Arizona from the 1940's through the 1990's when it became available to staking. Data from this time period is scarce though some drill results have been obtained. Most of the holes were shallow, 50 to 100 feet in depth, and were drilled at close spacing to define shallow mineralization hosted within the shale sequences. These areas were later extracted as small pits and open cuts and are located at the Saddle Zone, Big Cut and the Silverado.

Detailed records regarding the total production, how the properties were developed, and overall grade of the material produced are not available. While some general information was obtained form the Arizona Divisions of Mines it should not be considered complete or in any way comprehensive as most of the information is not available in the public record.

7.0 Geologic Setting:

7.1 Regional Overview

The Monitor property is situated in close proximity to the Ray porphyry copper deposit and because of this, it is important to have an understanding of the Ray system, and to highlight similarities to the GMC property in order to better understand the potential of the Monitor system.

The Ray Mine covers an area of 5,700 acres and is situated in Pinal County, Arizona about 70 miles north of Tucson near Hayden, Arizona. This open-pit mine has been a major source of copper since 1911, producing an estimated 5 million tons of copper since its inception. Until 1955 mining was accomplished by underground block caving and shrinkage stope methods. In 1955, the mine was completely converted to open pit mining with the bulk of the production from sulfide ore using recovery by concentrating and smelting. Beginning in 1969 a significant production contribution has been from the leaching and solvent extraction-electrowinning method of silicate and oxide ores. Published reserves in the deposit as of 1992 were 1.1 billion tons at 0.6 percent copper. The Ray deposit contains significant metal values in molybdenum and silver as well as copper.

Southeastern Arizona as a metallogenic province is characterized by large copper deposits, mostly porphyry type, formed in the Laramide time interval (Late Cretaceous-Paleocene) (figure 3). Years of study in Arizona have established that many porphyry copper districts are localized along major regional crustal structures or at intersections of these structures. From empirical data it is indicated that the most influential controlling structures for known porphyry copper deposits in the Southwest consists of two types: 1) long continuous faults or shear zones of WNW strike which are believed to be part of the transcontinental Texas Lineament (figure 4); and 2) dilational fault/dike/vein/intrusive zones of northeast to east-west strike and Laramide age intrusive bodies (figure 5). Of significance is the evidence that a number of deposits occur at the general intersection of the Texas Shear Zone and NE to E-W trending dike/fault zones of Laramide age. This is the case at the Ray Mine where the deposit is located near the intersection of two main fault sets, N30W and N55-70E. Movement on both fault sets occurred prior to, and during intrusion of the Precambrian diabase and renewed movement occurred periodically from Laramide through Miocene times along the NE trending structures. Generally, intrusive activity and alteration are found along the NE trending faults, which appear to have acted as conduits during Laramide time controlling much of the alteration and mineralization.

Mineralization at Ray is hosted within the Precambrian diabase sills and the Pinal Schist and consists of supergene ore, malachite, azurite, tenorite, chrysocolla and chalcocite, and chalcopyrite protore. Ray is unique in that little of the mineralization is hosted within the Laramide intrusive and the typical concentric porphyry alteration assemblages are not well developed. In addition, the disseminated ore associated with porphyry deposits is generally lacking at Ray with most of the mineralization being controlled by fracturing within the Pinal Schist. These characteristics are important to note since a Precambrian diabase is present in the Monitor area, the Pinal Schist is present at depth and the controls on mineralization are typically fracture and bedding plain related within the Precambrian Apache Group. While disseminated mineralization is generally lacking on the Monitor property, disseminated sulfides are observed within some of the intrusive material and in the quartzite found in and around the Merrimac Zone (figure 6).

7.2 Local Geologic Setting

Outcrops on the GMC Monitor property consist of shale, quartzite and limestone from the lower portions of the Precambrian Apache Group. The lower Apache Group is comprised of, in ascending order, the Pioneer Shale, the Dripping Springs Quartzite and the Mescal Limestone (Plate I). The total thickness of the Apache Group is reported to be 335 to 490 m, but the section is incomplete in the Monitor area due to extensive faulting (figure 7).


MINERAL PARK
BAGDAD
COPPER BASIN
INSPIRATION
COPPER CITIES
VAN DYKE
PINTO VALLEY
MIAMI
MIAMI EAST
CORONADO
CARLOTA-CACTUS
SUPERIOR
GMC Monitor Property
Resolution
METCALF
CHINO
MORENCI
SACATON
RAY
DOS POBRES
LONE STAR
CASA GRANDE
POSTON BUTTE
SAN MANUEL
CONTINENTAL
KALAMAZOO
LAKESHORE
NORTH SILVER BELL
SANCHEZ
ORACLE RIDGE
SAN JUAN
SILVER BELL
AJO
OXIDE
SAN XAVIER NORTH
TYRONE
SAN XAVIER SOUTH
JOHNSON CAMP
PALO VERDE
MISSION
TWIN BUTTES
PIMA
SIERRITA
COCHISE
0 50 100
kilometres
ESPERANZA
BISBEE
RED MTN.
COPPER QUEEN
CANANEA
LA CARIDAD

Figure 3 Southwest Porphyry Copper Province
Mine Locations



INSPIRATION
COPPER CITIES
PINTO VALLEY
MIAMI
MIAMI EAST
CARLOTA-CACTUS
GMC Monitor Property
VAN DYKE
SUPERIOR
Resolution
RAY
POSTON BUTTE
CHRISTMAS
METCALF
CORONADO
MORENCI
DOS POBRES
SAN JUAN
LONE STAR
SANCHEZ
SAN MANUEL
KALAMAZOO
NORTH SILVER BELL
ORACLE RIDGE
SILVER BELL
OXIDE
0
12.5
25
kilometers

Figure 4 Structural Data from LANDSTAT TM and MSS Imagery


GMC Monitor Property
METCALF
CORONADO
MORENCI
SAN JUAN
LONE STAR
SANCHEZ
DOS POBRES
0
12.5
25
kilometers
INSPIRATION
COPPER CITIES
MIAMI
MIAMI EAST
VAN DYKE
CHRISTMAS
SAN MANUEL
KALAMAZOO
ORACLE RIDGE
PINTO VALLEY
CARLOTA-CACTUS
SUPERIOR
Resolution
RAY
POSTON BUTTE
NORTH SILVER BELL
SILVER BELL
OXIDE

Figure 5 Laramide Intrusives

The lowermost formation of the Apache Group is the Pioneer Shale. This formation is subdivided into the Scanlan Conglomerate and an overlying unnamed member consisting of arkose siltstone and silty mudstone. The Scanlan Conglomerate is typically only a few metres thick and the maximum thickness of the Pioneer above the conglomerate is approximately 150 m. Above the Scanlan Conglomerate, the Pioneer Shale consists of tuffaceous, silty mudstone or siltstone. This unit is finely laminated with cross-laminated strata that become somewhat fissile when weathered. Thicker sections of the Pioneer Shale contain fine- to medium-grained arkose and subordinate feldspathic sandstone, closely resembling the arkose in the Dripping Springs Quartzite. The exposed sections of the finely laminated strata act as favorable hosts for the copper-silver mineralization.

The Dripping Springs Quartzite, which overlies the Pioneer Shale, is comprised of the Barnes Conglomerate Member at the base of the formation, along with two informal overlying members of approximately equal thickness designated the middle (arkose) member and the upper (siltstone) member. The Barnes Conglomerate member rests unconformably upon the Pioneer Shale. The average thickness of this member ranges from 0.5 to 6 m thick. It is comprised of pebbles and subordinate cobbles of quartzite and white vein quartz, along with minor amounts of jasper and volcanic rocks, in an arkosic, clast-supporting matrix. The middle member of the Dripping Springs Quartzite is arkosic and generally forms cliffs or steep slopes exposing medium to thick beds. The middle member of the Dripping Springs Quartzite ranges in thickness from 40 to 100 m. The upper member of the formation is gradational with the middle member, and consists primarily of feldspathic siltstone and feldspathic sandstone, ranging in thickness from approximately 50 to 100 m. The Barnes Conglomerate is mapped on the Monitor property and acts as an easily identifiable marker bed. Total thickness of the Dripping Springs in the map area is difficult to determine accurately due to extensive faulting but is estimated to be on the order of 100 m.

The Mescal Limestone overlies the Dripping Springs Quartzite and consists of carbonate rocks overlain by basalt flows. The carbonate rocks of the Mescal have been subdivided into a lower (cherty dolomite) member and an overlying algal (microbial mats and stromatolites) member, which have a combined thickness of approximately 60 to 120 m. Only the lower portion (~50 m) of the Mescal is exposed within the map area.

Diabase sills and some dikes are common in all of the Precambrian rocks, but especially the Mescal Limestone and the Dripping Springs Quartzite. The sills range from a few metres to over a hundred metres in thickness. The thicker sills are probably composite. The rock is dark gray to olive gray, fine to coarse grained with diabasic to ophitic texture. The diabase disintegrates on weathering and forms slopes and flat areas veneered by yellowish-brown soil and rounded boulders. Much of the diabase has been altered to some degree, with the development of hornblende, biotite, and epidote.



Hot Tamale Peak
Monitor Zone
Big Cut Zone
Saddle Zone
Merrimac Zone
Silverado Zone
Cottonwood Spring
Walnut Spring
Indian Spring
Chimney Spring
Laguna Spring
Walnut
Prospect

Figure 6 Significant Zones of Mineralization

Monitor Stratigraphy


Tertiary
Apache Leap Tuff
Teapot Mountain Porphyry
Cretaceous
Rhyodacite Porphyry
Precambrian
Diabase
Disconformity
Basalt
Younger
Apache Group
Mescal Limestone
Disconformity
Dripping Springs Quartzite
Barnes Conglomerate (bc)
bc
Pioneer Formation
Scanlin Conglomerate (sc)
sc
Older Precambrian
Madera Diorite
Pinal Schist

Figure 7 Stratigraphic column

Within the GMC claim block there is one exposure of the Teapot Mountain Porphyry ("TMP"). This outcrop occurs along the western margin of the property as a dike occupying a linear zone, which follows the Rustler Fault. The Teapot Mountain Porphyry is intruded by the rhyodacite porphyry described below. The TMP is a quartz monzonite with phenocrysts of orthoclase, orthoclase, quartz, plagioclase and rarely hornblend. The groundmass is aphanitic, cream to light gray in color. The rock weathers to light yellowish-brown. Plagioclase phenocrysts are weakly to moderately altered to sericite and clay.

Numerous dikes of rhyodacite porphyry are mapped throughout the property and generally occupy northeast and east-west trending structures. Phenocrysts make up 25-30% of the rock and consist of euhedral plagioclase, 1-3 mm in diameter, subhedral magnetite and hornblend, euhedral biotite and rounded quartz eyes. The aphanitic groundmass is light gray to cream in color. Texture, appearance, phenocryst size, and color of the rock vary across and along a single dike, but the general criteria of 30% phenocrysts and the cream color persist. Alteration of the rhyodacite varies, with sericite and clay developed at the plagioclase sites and throughout the groundmass in some areas. Alteration is strongest in the Merrimac area and near the Monitor mine site.

7.3 Structure

The Rustler fault zone is one of the controlling structures for mineralization at the Ray Mine and extends northeast from Ray through the GMC claim block acting to localize the mineralization around the Monitor and as a host for rhyodacite porphyry dikes. The Monitor property displays numerous NE trending structures, which are associated with the Rustler structural regime. Also noted on the GMC property is a well-developed east-west structural fabric which often has associated copper-silver mineralization. Regional north-northwest to west-northwest structures have been identified through mapping and air photo interpretation. These are through-going structures with a similar orientation to the Texas Lineament fabric (WNW) and to the dominant structural orientations found around the Magma Vein and the Resolution deposit and the Ray Mine (NNW). Numerous structural intersections are noted on the Monitor block that mimic the ore controls at the Ray Mine and the Resolution deposit. These structures are believed to be important features on the GMC property and are similar to those found localizing copper mineralization at many of the other porphyry systems in the Southwest. The presence of this well developed structural fabric provides the pathways for mineralizing fluids and greatly increases the mineral potential on the GMC claim block.

Review of air photos and Aster Images reveals a structural setting at the GMC Monitor property which is unique to this part of the Dripping Springs Range. Features that are distinctive of this area are:

- A NNW fabric within the interior portion of the range,
- A large oval or rectangular feature centered on the Merrimac area and,

- A disputation of the regular drainage pattern of northeast-southwest with the development of a more chaotic pattern ranging from NW to E-W.

All of these features suggest a unique structural environment for the Monitor Property, and are potentially a reflection of a large intrusive body localized at the intersection of major NE and NW structures.

8.0 Deposit Types

Three potential deposit types or models have been identified on the GMC Monitor property. Historically mining activities exploited the mineralized NE to E-W structures with high-grade material produced from underground workings. This type of mineralization continues to be a valid target on the Monitor property. There is no evidence of past drill testing of the down dip extension of these structures. Past records indicating production grades of ~2% Cu and 5-10 oz/t Ag for these structures and select sampling by GMC produced results of 3.2% and 23.5% Cu and 18 oz/t and 96 oz/t Ag. These results support the mineralized structures as valid exploration targets, especially at locations of structural intersections where ground preparation may provide for greater dimensions of the ore zones.

A second target type is exposed on the Monitor property and has also been exploited by past mining activities. These targets are bulk mineable, supergene, copper-silver mineralization hosted within the permeable thin-bedded shale sequences of the Dripping Springs Quartzite and the Pioneer Shale. There are three locations on the property where this type of mineralization is exposed; the Big Cut, the Saddle and the Silverado Zone (figure 3). GMC sampling of these areas has produced the following results:

Sample Numbers	Area	Sample Type	Sample Length metres	Copper %	Silver gpt
47501-08	Saddle area	Continuous chip samples	48.8	0.61	57
47433-41	Big Cut 200 m ENE of Big Cut	Continuous chip samples	54.9	0.78	59
47575-80	Silverado 850 m SSW of Big Cut	Continuous chip samples	36.6	0.67	178

Potential for this type of mineralization will depend on finding areas where there is lateral continuity in the mineralization. This will be a function of a well developed structural fabric to provide both the pathway for mineralization and the fracturing needed to create sufficient ground preparation.

There are several SP geophysical anomalies which were developed around these target areas. These anomalies would indicate that there is a sulfide component or an un-oxidized portion to the sediment hosted mineralization. It is important to keep in mind that any un-oxidized portion of these targets would have no SP expression and that the corresponding SP anomalies may only be outlining a small portion of these targets.

The final target type on the GMC property is a postulated buried porphyry copper system. This target is supported by:

- a distal geochemical signature of Pb-Zn,
- Arsenic levels similar to those seen above the Resolution deposit,
- molybdenum geochemistry suggestive of a porphyry system with values in the 20 to 100 ppm range being common and a high of 443 ppm
- a large SP geophysical anomaly indicating the presence of a large sulfide body,
- clay-sericite alteration of rhyodacite porphyry dikes and some of the arkosic sediments,
- structural setting characteristic of many of the Southwest porphyry systems (NE-SW and NW-SE) and
- a large circular feature centered on the Merrimac area suggestive of a fracture pattern around a buried intrusive.

Geochemistry shows elevated levels of Pb and Zn which support a hydrothermal source for the mineralization. Lead and zinc typically occur distally around porphyry systems and can be used to help vector toward buried systems. Sampling has not only identified elevated values for these metals within structures, but preliminary results indicate elevated levels in samples collected to determine background geochemical values. These elevated levels may be a result of metal ion migration out from a mineralized system.

Arsenic values are elevated within the structures around the Monitor property. This is similar to that reported above the Resolution discovery where near surface arsenic values from structures are reported to be +1,000 ppm, decreasing with decreasing distance from the deposit. Arsenic values in the Monitor area are commonly in the 200-800 ppm range with a high of 2,091 ppm.

Molybdenum geochemistry indicates a hydrothermal source for the mineralization on the property. Typical Mo values are in the 20 to 80 ppm range with a high of 443 ppm. Elevated molybdenum values are common in and around the southwest porphyry systems.

General Minerals Corporation conducted a preliminary soil sampling survey over portions of the property collecting a total of 170 samples. Lines were oriented NNW-SSE and were designed to cover the primary large tonnage targets within the shale sequences and the porphyry setting. Results from the soil survey revealed a large area with elevated metal values covering the entire survey area of roughly 350 ha. These results further support the thesis of a local source for the mineralization seen within the GMC Monitor property and the potential for a porphyry system at depth. The metal ion distribution seen in the soil sample results would support the presence of a large mineralizing system within the property. Soil results are displayed in Plates 7-11 attached to this report which show values for Cu, Pb, Zn, Mo and Fe.

Self-Potential geophysics has produced several anomalies suggesting the presence of sulfide mineralization. Filtering of the data has shown that the largest of these anomalies is a deep-seated feature with sufficient size to be porphyry related. This feature shows an elongation in an east-west direction which is the dominant orientation of mineralized structures found on surface. Other SP anomalies are thought to be related to the larger structures and the mineralization associated with the shale sequences. These shallow anomalies represent exploration targets as discussed above.

Alteration on the Monitor property is not well developed due to the majority of the surface exposures consisting of massive quartzite and limestone. Sericite-clay alteration is noted within the rhyodacite dikes, showing the strongest development in and around the Merrimac zone where pervasive sericite-clay is seen throughout the groundmass and found totally replacing the plagioclase phenocrysts. In general, sericite-clay alteration forms at the plagioclase sites with little noted within the groundmass. Some of the beds within the Dripping Springs quartzite have an arkose component. These beds generally display some clay +/- sericite alteration within the plagioclase component. This alteration is best developed and exposed within the Silverado zone. Rare secondary biotite and epidote are seen within the diabase sills. This alteration is typically best developed around northeast structures.

The Monitor property is located NE of the Ray Mine along the projection of the Rustler fault and SSE of the newly discovered Resolution deposit along the projection of a well-developed NNW-SSE structural fabric. These structural patterns are mapped on the Monitor property and are thought to be of significance for the formation of a favorable setting for the occurrence of structurally controlled mineralization and the localization of a possible porphyry system. These same structural orientations are important features within both the Ray and Resolution ore bodies and are common throughout the SW Porphyry Copper Province. There is also a large circular feature located over the Merrimac zone which may be a reflection of a large intrusive body at depth. This feature is best seen on the aerial photographs and the Aster image (figure 8, 9) and is characteristic of circular fracture patterns which develop around intrusive bodies.

9.0 Mineralization

Copper and silver (+/- lead and zinc) mineralization occurs in various forms and settings on the Monitor property. Mineral controls are both structural and formational as noted above in the descriptions of Deposit Types. Structural settings for mineralization are typically high-angle, normal, NE to E-W and NW trending faults with copper and silver values being the highest within the fault plane and fractured wallrock. Structural intersections are important in creating a wider distribution of higher-grade material and localizing mineralization into shoots, which were exploited in the past within the underground mines.

Within thin-bedded shale units copper-silver mineralization is seen distributed over wide areas occurring along both bedding and fracture planes. This type of mineralization is developed in areas where the shale units are cut by NE to E-W and NW trending

structures with the highest grades are associated with the most complex structural settings. Copper and silver values are highest in and around structures and within the thin bedded units. Values decrease within the more massive quartzite units.

As summarized above the most significant surface samples have generated the following results:

Sample Numbers	Area	Sample Type	Sample Length metres	Copper %	Silver gpt
47501-08	Saddle area	Continuous chip samples	48.8	0.61	57
47433-41	Big Cut 200 m ENE of Big Cut	Continuous chip samples	54.9	0.78	59
47575-80	Silverado 850 m SSW of Big Cut	Continuous chip samples	36.6	0.67	178

In addition, some underground sampling was conducted in the Merrimac zone where a short underground tunnel was developed in the past. Sampling was in the form of a continuous channel cut along the wall of the drift. Samples were 3 meters in length and produced values of 1.45% Cu and 65.6 gm/t Ag over 21 meters. This sampling is the only example of lateral or depth continuity of the mineralization as no drilling has been conducted. It is reasonable to assume that mineralization will show both lateral and vertical continuity, but this will need to be confirmed by drilling.

Sulfide minerals are not commonly found in this oxidized environment though chalcopyrite, bornite, tetrahedrite, tennantite, chalcocite, argentite/acanthite, galena, sphalerite and pyrite have all been observed in outcrop. Common copper minerals within outcrop exposures include azurite, malachite, chrysocolla, cuprite, and neodicite, with silver generally occurring in the form of silver chloride or chlorargyrite.

10.0 Exploration

To date exploration work on the property has consisted of geologic mapping, rock-chip and soil sampling, and a SP geophysical survey. Exploration work was completed by Randall L. Moore, WA. RPG # 1390, and Dr. Jack Skokan, geophysicist, between October 2003 and the writing date of this report. Work was conducted with the objective of defining controls and the extent of the copper-silver mineralization and to develop targets for future exploration efforts. Exploration work was conducted to conform to industry standards and methods.

Mapping, sampling and geophysics have identified important structural and stratigraphic controls for the mineralization and provided the background to develop target concepts for the future exploration effort on the property.



Figure 8: GMC Monitor Land Position
Superimposed on Aerial Photograph



Figure 9: GMC Monitor Land Position
Superimposed on Aster Image
Note the Ray Mine Located
To the Southwest

Sampling consisted of the following:

- continuous panel chip-samples to define mineral distribution and overall grades,
- grab samples to help define background levels within stratigraphic units, metallic ion distribution and zonation across the property,
- select samples to determine specific chemical signatures and characterize the ability of the system to generate high-grade ore and,
- soil samples to help in the determination of mineral distribution in areas of limited exposure and to aid in the understanding of metal ion distribution and zonation.

Sample results should be considered reliable and representative of the mineralization exposed on surface and within the historic pits and trenches. To obtain and accurate determination of lateral and depth extensions of the mineralization drilling will be required.

All samples were analyzed at Acme Laboratories in Vancouver, British Columbia, Canada with results imported into a GIS program for study.

Geophysics consisted of a SP survey which was carried out by Dr. Skokan. The results of this survey have helped to refine the geologic and geochemical targets and to further define the possible presence of a deep porphyry system.

10.1 Targets

To date, a number of significant exploration targets have been developed on the General Minerals Corporation's Monitor. These targets were developed through a detailed geologic investigation, which included:

- geologic mapping
- rock chip geochemistry
- Self-Potential geophysics
- Aster image investigation
- Black & white 1:40,000 air photo interpretation
- Color 1:24,000 air photo interpretation
- Historical data review

Targets include;

- high-grade, structural hosted, copper-silver mineralization
- shallow, oxidized, copper-silver mineralization localized by structural intersections and controlled by bedding planes, foliation, and fractures and as disseminations within the host rock. Targets of this type have the potential to occur at shallow depths and be amenable to bulk mining methods
- deep porphyry copper +/- silver mineralization similar to Ray or the newly discovered Resolution deposit.

The targets which have been developed are outlined in figure 10. A total of six targets are described in detail below:

1. This target is centered on the Merrimac area and is located on the Arizona State Exploration Lease 08-107435 within the NW portion of section 32. Copper-silver mineralization is seen within the upper portions of the Dripping Springs Quartzite, the basal portion of the Mescal Limestone, and within Tertiary age rhyodacite porphyry intrusive dikes.

   Much of the mineralization is controlled by E-W, N40-50E and N10-20W structures with the structural intersections thought to be important for developing shallow, bulk type deposits at this location. In addition, replacement, high grade, copper-silver mineralization has been observed in the basal portions of the Mescal Limestone. Samples from the limestone produced values of 3.9% Cu and 256 gm/t Ag over 4.6 m and 3.5% Cu and 53 gm/t Ag over 6.1 m in discontinuous chip samples.

   Rock chip sampling from the Dripping Springs Quartzite in areas of structural complexity produced high-grade copper and silver values (3.5% Cu over 6.1 m, 165 gm/t Ag over 6.1 m) as well as elevated lead and zinc (0.17% Pb and 0.36% Zn over 6.1 m). In addition, molybdenum values reached highs of 39.6 ppm, arsenic 1057 ppm, and antimony >2000 ppm. The complex geochemistry is attributed to the possible presence of a deep porphyry system displaying distal Pb-Zn mineralization which has been overprinted by Cu-Ag-Mo geochemistry associated with fluid movement telescoping along the well developed structures. Elevated As values are associated with structures and are on the order of magnitude as those reported from surface samples collected above the Resolution discovery where 1000 ppm As geochemical values were obtained.

   The area is characterized by strong bleaching and sericite-clay alteration within the intrusive units and the upper portions of the Dripping Springs Quartzite and an intense zone of hematite staining within the Mescal Limestone and Dripping Springs Quartzite located immediately south of the surface mineralization and historic workings. The limestone unit often displays the development of actinolite-tremolite-epidote skarn and has a background geochemical signature that is elevated in Cu, Pb and Zn.

   A shallow bulk target is suggested at this location with possible high-grade mineralization associated with high angle E-W structures and as replacement mineralization within the basal portion of the limestone unit.


Laguna Spring
Cottonwood Spring
Hot Tamale Peak
Target 1
Target 2
Target 3
Target 4
Target 5
Target 6
Indian Spring
Woodchopper Spring
Spring
Prospect
3800
3600
4000
4200

Figure 10 Target Areas

2. This target is located on both the Arizona State Exploration Lease 08-107435 within the NW portion of section 32 and GMC controlled lode claims within the NE portion of section 31. Copper-silver mineralization is related to, and hosted within, an E-W structure cutting massive Dripping Springs quartzite beds. Numerous large N20-25W trending structures are projected through this area from both geologic mapping and air photo interpretations. The locations of structural intersections would provide favorable settings for hosting significant volumes and grades of copper-silver bearing rock.

   The primary mineralized E-W structure is approximately 0.3-0.6 m wide and cuts massive Dripping Springs Quartzite beds. High-grade mineralization is located within the structure and brecciated wallrock. Mineralization decreases outward in both the hanging- and footwall, with copper oxide and/or carbonate noted on bedding and fracture plains for distances of up to 10 m from the main structure. Geochemical values from the structure range up to 1.9% Cu, 284 gm/t Ag, and 56 ppm Mo.

   The greatest potential for significant mineralization within this target area is high-grade, structural hosted Cu-Ag targets, especially down dip (50-300 m) where the faults are projected to cut the more favorable lithologies of the Pioneer Shale and Pinal Schist. Mapping has shown that lateral migration of metals away from mineralized structures can be significant along bedding planes within the Pioneer Shale. In addition, structural intersections (E-W and N20E) would provide excellent ground preparation for the formation of larger tonnage moderate to high-grade mineralization. There are numerous parallel N20W structures mapped within this target which could provide the necessary ground preparation.

3. This target, the Silverado Zone, is located on GMC leased claims belonging to Merritt and Randolph within the SE corner of section 31. Copper-silver mineralization is exposed in a small pit with dimensions of roughly 50 x 20 m and elongated in N20-30W direction. Mineralization is associated with numerous structures, with orientations of N30W, N50W, N80W, N40E, and N60E all noted in field mapping. Detailed mapping shows this area to be the intersection of several major structures providing the necessary fracturing, ground preparation and permeability for widespread mineralization.

   The host rock for the mineralization is the Dripping Springs Quartzite with copper oxide and carbonate observed along bedding and fracture planes. In addition, minor amounts of mineralization have been noted as disseminations through some of the more massive beds. Continuous rock-chip samples across the open cut produced values of 0.67% Cu, 0.22% Pb and 178 gm/t Ag over 33.6 m. Molybdenum values ranged as high as 36 ppm.

   The excavation is located within, and on the eastern edge of, a large (~450 x 450 meter) color anomaly displaying hematitic alteration and a large Self-Potential

geophysical response. The dominant rock type within the hematitic zone is Dripping Springs Quartzite, which often displays casts of pyrite and solution stains. While original sulfide content was <<1%, it is significant that the massive impermeable quartzite beds display some amount of original disseminated sulfides.

This target contains a significant area of copper-silver mineralization, a large color and geophysical anomaly and numerous intersecting structures. There is significant potential for widespread mineralization within areas of structural preparation and within the underlying stratigraphic units of the Pioneer Shale and the Pinal Schist.

4. This target is located on claims leased by GMC and is comprised of a zone roughly 450 x 300 m of carbonate outcrop characterized by bleaching and sporadic actinolite-tremolite-epidote skarn development. Copper mineralization is present on the northern and southern edges of the carbonate unit with large structures forming the edges of this down-dropped block of Mescal Limestone.

   Minor amounts of copper mineralization have been observed associated with E-W structures and rhyodacite dikes. A second order S-P geophysical anomaly is centered on this area and may be a reflection of a large NE structural feature with associated sulfides at depth. It is important to note that the S-P response will not reflect oxide mineralization which could be significant for these shallow targets. Lower stratigraphic units, including the shale members of the Dripping Springs Quartzite, the Pioneer Shale and the Pinal Schist all represent potential ore hosts, especially in areas of structural complexity.

5. This target area encompasses the most widespread Cu-Ag mineralization found on the property and the areas which have seen the most past production. There are two large excavations within this target area, one located at the top of the divide of the Dripping Springs Range (Saddle Area) with the other (Big Cut) located 200 m east. Both of these excavations display broad areas of mineralization hosted within the Pioneer Shale and Dripping Springs Quartzite and complex structural settings. A strong fabric of N80E structures, which controls some mineralization at both locations, runs between these occurrences.

   A third area of importance within this target area is the historic Monitor mine. High grade copper-silver ore was produced from the underground workings where mineralization was controlled by structural intersections (E-W and N40-50E) and generally occurred as replacement bodies within the Mescal Limestone and the structures themselves.

Significant sample results have been obtained from all of the mineralized zones within this target area. These include:

12.2 m @ 0.86% Cu, 89 gm/t Ag	Monitor area
48.8 m @ 0.61% Cu, 57 gm/t Ag	Saddle area
54.9 m @ 0.78% Cu, 59 gm/t Ag	Big Cut area

Potential mineralization within this target area includes shallow bulk Cu-Ag mineralization around, and between, the Saddle and Big Cut areas and high grade Cu-Ag associated with the Monitor and other parallel structures and hosted within the Mescal Limestone, the Precambrian Diabase, and the Pinal Schist.

6. This target is located predominantly on State of Arizona Exploration Leases under the control of GMC and displays characteristics of a deep porphyry copper +/- silver system as defined by the structural setting, geochemistry and geophysics.

A SP survey conducted by GMC has defined an anomaly with indications of a deep, sulfide bearing body centered on this target area. This anomaly is large (+1 km across) with dimensions capable of accommodating a large porphyry system similar to the Ray of Resolution deposits. This is the only deep-seated geophysical anomaly on the property (Dr. Skokan personal communications) and shows an E-W elongation which is the predominant mineralized structural orientation.

Structurally the area is characterized by a large circular feature, which is bisected along the western margin by a series of parallel NW trending structures. The circular fracture pattern is suggestive of that commonly found around intrusive bodies. This circular feature is further defined by hematitic alteration, which occur both internally and along the outer edges. The target generally lies at the intersection of a series of NW and NE trending structures. This is a similar structural setting to that reported at the newly discovered deep porphyry system (Resolution) near the Magma Vein.

Preliminary rock chip geochemistry shows elevated base metal values throughout the area, being highest along the margin bounded by the NW structures (though more data is needed). The geochemical pattern is suggestive of a distal signature surrounding a porphyry system and further supports the potential for this type of target. Along the southern edge of this target is the only location where disseminated pyrite has been observed on the property.

11.0 Sampling Method and Approach

Sampling conducted on the property consisted of the collection of a total of 174 rock-chip and 170 soil samples. The soil sampling was limited in scope and consisted of 6 widely spaced lines collected over an area of roughly 300 hectares, as seen in Plates 7-12. Soils

are poorly developed and samples were collected within the C-horizon near the rock interface. Sample results have justified an expanded soil program which should be part of the continued investigation of the property.

Rock-chip samples were collected as continuous chip, grab and select samples over an area of roughly 800 hectares. The continuous chip-samples were designed to define mineral distribution and overall grades within areas of known mineralization. They were generally collected perpendicular to structure when possible and when sampling outcrops where bedding plane mineralization was present panel samples were collected which stressed uniform sampling both along strikes and across bedding. Grab samples were collected to help define background geochemical levels within the various stratigraphic units and to evaluate metallic ion distribution and zonation across the property. Select samples were collected to determine specific chemical signatures and to characterize the ability of the system to generate high-grade ore.

12.0 Sample Preparation, Analysis and Security

All assays were preformed independently by Acme Laboratories in Vancouver, British Columbia, Canada, using ICP analytical methods. Internal checks were preformed through standards and the re-analyzing of certain samples and both methods showed consistent results with variations of less than +/- 2%.

All samples were collected by, or under the direct supervision of a "Qualified Person" or the geologist responsible for the program. Emphasis was placed on quality control and the proper handling and numbering of all samples. No sample preparation was conducted prior the material being shipped to the qualified laboratory. These samples are then transported by either trusted Company personnel or public transport to the ACME laboratory, Vancouver, British Columbia. Results are checked by re-analysis of 9% of the samples by ACME laboratories in Vancouver, an ISO 9001:2000 certified laboratory, who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. Under controlled laboratory conditions the samples were crushed, split, ground and analyzed for the desired elements by standard ICP methods. All samples with metal content greater then the accurate detection limits for the ICP methodology were re-analyzed using standard assay methods. When results are received they are checked against their geological context and the field locations and descriptions are cross referenced with the results and sample numbers to check accuracy.

As part of the target development on the property and a better understanding of the mineralization, continued surface rock chip and soil sampling will be required. This should be followed by drill sampling to test lateral and vertical continuity of the mineralization. To the best of my knowledge all sample handling, preparation, security and analytical procedures conform to industry standards.

13.0 Data Verification

All data have been reviewed and verified by the author. Analytical accuracy was checked by running standards and re-analysis of samples to provide analytical control. When results are received they are checked against their geological context and the field locations and descriptions are cross referenced with the results and sample numbers to check accuracy. This combination of analytical checks and field verification for geologic reasonableness provides good data verification.

Samples were collected and shipped by the author and geologic information was reviewed and confirmed in the field.

14.0 Adjacent Properties

The GMC Monitor Property immediately adjoins the Grupo Mexico Ray Property to the east. The Ray mine has been discussed in some detail in other sections his report. No other mineral holdings or mineral properties immediately adjoin the GMC Monitor property though large holdings are located to the north and west approximately 10 km where Kennecott is actively exploring the Resolution discovery. Information on the Ray deposit was obtained from published literature and in particular from, *Geology of the Porphyry Copper Deposits Southwestern North America, Titley & Hicks ed., University of Arizona Press, 1966.* Information on the Resolution discovery was obtained from *Economic Geology, Manske, Scott L. and Paul, Alex H, 2002, Vol. 97, No. 2, p. 197-220.*

Information on adjacent properties has not been verified by the author and is not necessarily indicative of mineralization on the Property subject of this Report.

15.0 Interpretation and Conclusions

The recent discovery of the Resolution deposit and the release of information on the deposit, along with the recent surge in the price of copper has renewed interest in exploration within the Southwestern U.S. Copper Province. The Resolution discovery is reported to be in the worldwide 90% percentile for copper deposit size and in the 99% percentile for overall grade. The GMC Monitor property is located in close proximity to both the Resolution and the Ray deposits and contains many of the same geologic features and thus presents a deep porphyry copper exploration target. In addition, the Monitor property holds the potential for shallow, leachable copper oxide mineralization which could be exploited by bulk mining methods, and structural hosted, high-grade mineralization similar to what the historic mines exploited in the past.

The Monitor area occupies a unique setting for this portion of the Dripping Springs Range in that it displays well developed structures with similar orientations to those found around most of the Southwestern U.S Porphyry Province copper deposits. Mapping has identified strong structural fabrics with northwest and east-west orientations, which

along with the northeast Rustler fault, provide a structural setting typical of the Arizona porphyry copper deposits. Review of air photographs and Aster Images indicates a large circular feature centered on the Monitor property further suggesting the potential of an intrusive body at depth.

Surface mineralization occurs in two forms, structural hosted, high-grade, copper-silver and widespread copper-silver hosted within the shale members of the Apache Group Precambrian sediments. Geochemistry shows elevated levels of Mo, Pb and Zn which support a hydrothermal source for the mineralization. Lead and zinc typically occur distally around porphyry systems and sampling has not only identified elevated values for these metals within structures, but preliminary results indicate elevated levels in samples collected to determine background geochemical values. In addition, arsenic values are elevated within the structures around the Monitor property. This is similar to that reported above the Resolution discovery. Near surface arsenic values from structures above Resolution are reported to be +1,000 ppm, decreasing with decreasing distance from the deposit. Arsenic values in the Monitor area are commonly in the 200-800 ppm range with a high of 2,091 ppm.

SP geophysics has produced several anomalies suggesting the presence of sulfide mineralization. Manipulation of the data has shown that the largest of these anomalies is a deep-seated feature with a sufficient size to be porphyry related. This feature shows an elongation in an east-west direction which is the dominant orientation of mineralized structures found on surface. Other SP anomalies are thought to be related to the larger structures and structural intersections, and the mineralization found within the shale sequences. The second order anomalies will reflect only the un-oxidized portions of these types of mineralization. The size of the SP responses would suggest that the sediment hosted targets could be of substantial size and located in a near-surface environment.

Supporting data from structure, geochemistry and geophysics identifies a porphyry copper target on the Monitor property, but in addition to the deep porphyry target the property offers shallow structural and stratigraphic controlled copper-silver targets which could be exploited in part by surface mining methods.

Review of all data collected to date suggests that additional rock chip and soil sampling are required to complete a comprehensive review of the total property holdings. Numerous targets have been identified by the work completed which met the initial objective of the program. There are additional areas which have seen little or no sampling and will require additional work to determine if any mineral potential exists on these portions of the property. Data generated by the initial program has been adequate in developing several high priority targets and review of the information has determined that the data is reliable and accurate.

It must be kept in mind that the work completed thus far represents the initial stage of exploration work on the property. Additional investigations will be required to determine the full extent and the overall grade of the mineralization which has been identified. This

work will require a drill investigation to fully answer the extent and grade uncertainties which exist at this stage of exploration.

16.0 Recommendations

Additional surface work is recommended for the Monitor property, focusing on continued detailed mapping and rock chip and soil sampling. This phase of the property development will require expenditures between US$20,000 and US$50,000. The collection of this data will aid in the refinement of the various drill targets and help to prioritize these targets. Testing of the targets by drilling will require an additional expenditure of US$250,000.

It is recommended that a joint venture partner be perused for the further refinement of, and the testing of, the deep porphyry target.

Randall L. Moore 5/19/04

APPENDIX I

Certification of Qualification

Certificate of Qualification

I, Randall L. Moore, of 2986 Powell Street, Eugene, Oregon do hereby certify that:

1. I am a registered Professional Geologist in the State of Washington, WA RPG # 1390, and hold the designation of Consulting Geologist.
2. I hold degrees of Geology and I hold the degree of Science both from the University of Oregon, graduated in 1975.
3. I have been practicing my profession since 1974 (30 years).
4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a "qualified person" for the purpose of NI 434-101.
5. I was retained by General Minerals Corporation to collect data and write a report on the Monitor Property, located in Pinal County, Arizona. I have visited the property numerous times collecting data. I was on the property from October 10 through October 19, 2003 and December 26, 2003 through January 3, 2004.
6. I have not received and do not expect to receive any interest, either direct or indirect, in any properties of General Minerals Corporation and I do not beneficially own, either direct or indirect, any securities of General Minerals Corporation. I am independent of General Minerals Corporation.
7. I have read the National Instrument 43-101 and Form 43-101F1. This report has been written in compliance with the National Instrument 43-101 and Form 43-101F1.
8. I am responsible for all sections of this report.
9. This report is based on observations made and samples taken during my visits to the Monitor Property from October 10 through October 19, 2003 and December 26, 2003 through January 3, 2004.
10. I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

Eugene, Oregon
May 19, 2004

Randall L. Moore, PRG
Consulting Geologist

Randall L. Moore 5/19/04


N
T
2
S
R14E
Cottonwood Spring
Monitor Mine
Explanation
General Minerals Corporation
Monitor Copper Project
General Geology
Plate 1


Pinal/Gila County Line
Geophysical Anomaly
Merrimac Mine
Monitor Mine
3.50 Kilometers
Explanation
Rhyodacite Porphyry
Diabase
Basalt
Mescal Limestone
Dripping Spring Quartzite
Pioneer Formation
Indicates Scanlan Conglomerate Member
Madera Diorite
Pinal Schist
Fault
Road or Trail
County Line
Mine

GENERALMINERALS CORPORATION

Monitor Copper Project

3D Perspective View
Geology

Plate 2	Date: April 2004	Author: GMC


Laguna Spring
Cottonwood Spring
Monitor Mine
Indian Spring
30
29
31
32
R14E
T2S
N
Copper Values in ppm
0 - 100
101 - 500
501 - 2000
2001 - 10000
> 10000
General Minerals Corporation
Monitor Copper Project
Rockchip Copper Values
PLATE 3


N
Laguna Spring
GILA CO.
PINAL CO.
30
29
T
2
S
Cottonwood Spring
Monitor Mine
31
32
R14E
Molybdenum Values in ppm
0 - 2.00
2.01 - 5.00
5.01 - 20.00
20.01 - 40.00
> 40.00
Scale in Meters
General Minerals Corporation
Monitor Copper Project
Rockchip Molybdenum Values
PLATE 4



Laguna Spring
Cottonwood Spring
Monitor Mine
Morning Mine
Indian Spring
30
29
31
32
T 2 S
R14E
N
Lead Values in ppm
0 - 100
101 - 500
501 - 1000
1001 - 3000
> 3000
General Minerals Corporation
Monitor Copper Project
Rockchip Lead Values
PLATE 5



N
Laguna Spring
GILA CO.
PINAL CO.
30
29
T
2
S
Cottonwood Spring
Monitor Mine
Monitor Mine
Indian Spring
31
32
R14E
Zinc Values in ppm
0 - 100
101 - 500
501 - 1000
1001 - 3000
> 3000
General Minerals Corporation
Monitor Copper Project
Rockchip Zinc Values
PLATE 6


N
Cottonwood Spring
Walnut
Monitor
Spring
Copper Values in PPM
0 100 200 300 400
Scale in Meters
0 400 800 1200 1600
Scale in Feet
Notes:
General Minerals Corporation
Monitor Copper Project
Soil Grid Copper Values
PLATE 7
Author:
Drawing:


N
Cottonwood Spring
Walnut
Monitor
Lead Values in PPM
0 - 25 ppm
Notes:
0 100 200 300 400
0 400 800 1200 1600
General Minerals Corporation
Monitor Copper Project
Soil Grid Lead Values
PLATE 8



N
Cottonwood Spring
Walnut Spring
Monitor
Zinc Values in PPM
0 100 200 300 400
Scale in Meters
0 400 800 1200 1600
Scale in Feet
Notes:
General Minerals Corporation
Monitor Copper Project
Soil Grid Zinc Values
PLATE 9


N
Walnut
Cottonwood Spring
Monitor
Molybdenum Values in PPM
0 100 200 300 400
Scale in Meters
0 400 800 1200 1600
Scale in Feet
Notes:
General Minerals Corporation
Monitor Copper Project
Soil Grid Molybdenum Values
PLATE 10
Author:
Drawing:


N
Cottonwood Spring
Monitor Mine
Walnut
Walnut Spring
Zimm Spring
Chimney Spring
Iron Values in Percent
0 100 200 300 400
Scale in Meters
0 400 800 1200 1600
Scale in Feet
Notes:
General Minerals Corporation
Monitor Copper Project
Soil Grid Iron Values
PLATE 11


N
Cottonwood
Spring
Monitor
Walnut
Chimney
Spring
Arsenic Values in PPM
0 100 200 300 400
Scale in Meters
0 400 800 1200 1600
Scale in Feet
Notes:
General Minerals Corporation
Monitor Copper Project
Soil Grid Arsenic Values
PLATE 12
Author:
Drawing:


R14E
0 100 200 300 400
0 400 800 1200 1600
General Minerals Corporation
Monitor Copper Project
Self-Potential Geophysics
PLATE 13

REPORT ON
ESCALONES PROPERTY
SANTIAGO METROPOLITAN REGION, CHILE

Prepared for General Minerals Corporation

Kurt T. Katsura Oregon RG # 1221

May 19, 2004


REGISTERED PROFESSIONAL
OREGON
KURT T. KATSURA
G1221
GEOLOGIST

Kurt T. Katsura (RG) P.O. Box 51346, Eugene, Oregon 97405 (541) 485-0342

TABLE OF CONTENTS

FIGURES

APPENDIX

1.0 SUMMARY

The Escalones property is located in the Santiago Metropolitan Region in Chile, approximately 97 kilometers ("km") southeast of Santiago in the Andes Range, and 35 km east of the El Teniente producing copper mine. The Escalones property position consists of 4,689 hectares ("ha") that are currently held under an option agreement by General Minerals Corporation ("GMC"). The property is accessed via paved road from the town of San Jose de Maipo to San Alfonso and San Gabriel, then by dirt road along the ECOGAS pipeline right-of-way which follows the Rio Maipo, to Quebrada Escalones. The base camp at the property is located above the confluence of Quebrada Escalones and the Rio Maipo, near the western edge of the property. Exploration drill roads, developed by GMC, provide access from the base camp up the ridge to the Meseta, Escalones Bajo, and the Escalones Alto portions of the property.

GMC currently holds an option agreement on 4,689 ha that covers a core area encompassing the Escalones project area and a separate parcel nearby along the Rio Maipo for a potential facilities site for mining operations.

Initial reconnaissance exploration work by GMC in 1996 revealed the presence of several small prospects and surface workings on exposures of the magnetite-copper skarn in the Escalones Alto area. Only a limited amount of previous exploration and mining activity had occurred on the property, prior to 1926. Between 1997 and 2000, GMC managed an active exploration program conducting detailed surface geological mapping, sampling, geophysical surveys, built more than 46 km of access and drill roads, and completed a total of 11,372 meters ("m") of drilling in 25 diamond drill holes to explore a portion of the potential subsurface mineralization targets. In 1999, GMC entered into a joint venture agreement with ASARCO/Grupo Mexico, and continued to manage exploration and drilling on the Escalones property. The joint venture was terminated in April 2000, and in 2003 GMC reacquired an option on the property, for which it currently holds a 100% interest.

The Escalones property is located within the Miocene to Pliocene age Pelambres-El Teniente Porphyry copper belt, which hosts the world's largest underground porphyry copper deposit at El Teniente, as well as other large copper deposits at Los Bronces-Andina, and Pelambres. Porphyry copper mineralization within this metallogenic province is associated with igneous activity ranging in age from 4.6 – 7.0 Ma (El Teniente) to 9.7 Ma (Los Pelambres). At Escalones, the age of igneous activity has been determined to range from 8.2 -6.7 Ma, which is similar to the other large porphyry copper deposits in the central Chilean belt.

The Escalones property covers a large, approximately six square kilometre ("sq km") area of hydrothermal alteration and exposed surface-outcroppings of copper mineralization located within the central Andes Mountains of Chile. The Andes are an extensive subduction-related orogenic belt that forms the western spine of the South American continent (Williams and McBirney, 1979). In central Chile, the Andes are

composed of Paleozoic to Mesozoic sedimentary and volcanic rocks which have been folded and deformed along a general north-south axis during at least six orogenic episodes since the Triassic (Ramos, 1988). The strata are cut by east-west basement faults, thrust and detachment faults, and have been intruded by numerous igneous and stratovolcano complexes. Some of these volcanoes are currently active today, and form



VALPARAISO
REGION METROPOLITANA
SANTIAGO
San José de Maipo
San Alfonso
San Gabriel
ECOGAS Pipeline
Rio Maipo
El Teniente
RANCAGUA
Base Camp
ESCALONES
30 km
N
ARICA
COPIAPO
SANTIAGO
PACIFIC OCEAN
CHILE
PUERTO MONTT
PUNTA ARENAS
GENERAL MINERALS CORPORATION
Escalones Projects
Project Location
Figure 1
Date: April 2004
Author: GMC
5-19-2004

many of the highest peaks along the spine of the Andes, such as Volcan Maipo (5,264 metres above mean sea level ("amsl"), which is located 20 km southeast of the project area. The central Chilean belt of copper porphyry deposits occur in a north-south linear trend, and expose the mineralized roots of individual Tertiary age subvolcanic intrusive complexes, which have been unroofed by subsequent uplift and erosion.

The local geology exposed at the Escalones property exhibits hydrothermal alteration that has been superimposed on a sequence of folded Mesozoic calcareous and pelitic sedimentary strata and red-bed units which have undergone a complex history of structural events and displacement by both thrust and normal faulting. This has resulted in the juxtaposition of discordant and older stratigraphic units over younger units in a complex arrangement. The entire sedimentary package has been intruded by a series of andesite dikes and sills, and a later sequence of intrusive stocks, plugs, and dikes related to an evolving porphyry intrusive complex. The age of igneous activity at the Escalones property ranges between 8.2 $\pm$ 0.3 Ma, based on a K/Ar analysis from a sample of biotite-hornblende andesite porphyry from Escalones Alto to 6.7 $\pm$0.3 Ma, based on a sample of primary biotite from the granodiorite stock (Maus, 1999). Thus, the timing of intrusions and mineralization at Escalones is consistent with other large porphyry copper deposits in the metallogenic province, and strongly suggests that the Escalones project is underlain by a similar mineralized porphyry system.

The primary mineralization target observed at Escalones consists of metasomatic or skarn-type mineralization hosted by calcareous sediments overlying and adjacent to an intrusive porphyry system. High grade copper ores (>10% copper) were historically mined at Escalones from exposures of magnetite skarn at Escalones Alto and at prospects along the Escalones Bajo fault zone. In addition to the skarn mineralization, recent drilling by GMC has shown that copper mineralization occurs as stockworks hosted in a sequence of non-calcareous pelitic hornfels, which underlie the skarn, and as disseminated and stockworks hosted by a variety of intrusive rocks, including andesite sills and dikes and the larger granodiorite stock. Drill intercepts of skarn mineralization up to 113 ms thick contain grades of >1.0% copper and associated gold credits >0.1 grams per ton ("gpt"). Some of the narrower drill intervals of 40-75 m contain grades up to 1.7% copper and gold values up to 0.48 gpt. The last hole drilled at the property, ES-25, intercepted intrusive-hosted porphyry style mineralization hosted by granodiorite between Escalones Alto and Escalones Bajo, underlying the morraine covered Meseta. Drilling results show 293 m grading 0.36% copper and 0.09 gpt gold. The previous drilling program has successfully confirmed the presence of both a porphyry and skarn mineralization targets in the project area, and the data suggests that these may be genetically related to the larger evolving porphyry system.

GMC Corporation conducted an extensive geophysical survey of the property in 1998-1999, utilizing Self Potential ("SP"), which identified several targets associated with extensions of sulfides and skarn mineralization south and east from the Escalones Alto zone. In addition, a SP anomaly generated on the property is suggestive of a deeper porphyry style target that is distinctly separate from the skarn mineralization.

Geologic mapping, drilling, SP geophysics, and the interpretation of the regional geologic features suggest that the Escalones property has the potential to host high-grade copper mineralization within the NW striking Escalones Bajo and Escalones Alto zones. In addition, two diamond drill holes intersected porphyry-style mineralization hosted by the granodiorite intrusion and is part of a deeper buried component of the porphyry system which may be genetically related to formation of the skarn mineralization. There is the potential for known targets at Escalones to host copper mineralization, with significant gold credits, comparable to other deposits in the Chilean porphyry copper belt, as either high-grade skarn or disseminated mineralization hosted by a porphyry intrusive system.

It is recommended to conduct a two phase approach to exploration at the Escalones property, to continue geologic mapping and sampling, conduct possible extensions or refinements of the SP geophysical grid, and to organize a comprehensive project file in preparation for developing a strategic drilling plan, and then implement the next phase of drilling to delineate and further expand the mineralized targets.

2.0 Introduction and Terms of Reference

2.1 Terms of Reference

Kurt T. Katsura OR RG #121, a qualified person under National Instrument 43-101, was retained by GMC Corporation (the "Corporation") to prepare a technical report on the Escalones Property (the "Property") located in the Santiago Metropolitan Region, Chile. The Company believes that the success of its previous exploration in 1997-2002, evaluation of this data, and it's reacquisition of the Property has resulted in material changes that warrant the preparation of a technical report meeting the requirements of National Policy 43-101. The Company has engaged the author, Kurt T. Katsura RG, to undertake an independent, technical review of the Property and data, which is documented in this report.

2.2 Purpose of Report

The purpose of this review is to provide GMC and its investors with a summary of the Escalones Property, including an independent opinion as to the technical merits of the project and the appropriate manner of conducting the continuing exploration. It is intended that this report may be submitted to those Canadian stock exchanges and regulatory agencies that may require it. It is further intended that General Minerals Corporation ("Corporation") may use the report for any lawful purpose to which it is suited.

2.3 Sources of Information

The majority of the technical information for the property was generated by GMC during their prior exploration activities on the property between 1997 and 2001. I have conducted a comprehensive review of the geological reports, geophysical data, maps, and

drilling logs, and assay data available in the offices of GMC in Santiago, Chile. I have also conducted a visit to the property and core storage facilities to examine existing drill core and to select independent samples for geochemical analysis on April 6, 2004. This information was utilized in this report.

3.0 Disclaimer

I have visited the subject Property, collected samples from selected sample intervals of available drill core and reviewed and verified previous geologic interpretations of the data. In preparation of this report, I have relied on technical reports and data prepared by geologists and engineers of the Corporation. To the best of my knowledge, I believe that this work was carried out in accordance with National Policy 2-A, and would have been carried out by or under the direction of a *qualified person* given the current definition under National Instrument 43-101. However, I have not determined if the providers of information are Qualified Persons as defined in NI 43-101.

This report may contain information relating to mineral title and legal agreements. While I am knowledgeable concerning these issues in the context of the mineral industry, I have not verified this information through my own research.

4.0 Property Location and Description

4.1 Property Location

The Escalones property is located within the Santiago Metropolitan Region, Chile, approximately 97 km southeast of Santiago, Chile. The total property position controlled by the Company consists of 4,689 ha that are held as Exploitation concessions.

The Escalones property is located within the El Teniente-Los Pelambres porphyry copper belt, which runs north-south through Chile in the central Andes Mountains. The property encompasses an elevated north-trending ridge and plateau (Meseta) lying between the Quebrada Escalones and Quebrada del Rio Arguelles, near the headwaters of the Rio Maipo, and is approximately 35 km due east of the El Teniente Mine. The property position held by the Corporation is shown in figure 2.

4.2 Property Description

The Corporation has acquired an option, the "Boezio Option", covering the entire land package that surrounds the Cordon Escalones, the major ridge where the mineralized prospects occur. The Corporation previously held similar mineral rights in the period 1996-2001. The property was dropped during 2001 due to the poor economic environment, low copper prices and high ongoing option payments.


400000
410000
420000
NORTH
RIO COLINA
6250000
RIO MAIPO
Access Road
RIO NEGRO
6240000
Argentina
Chile
3126
Chancaca
ECOGAS Pipeline
RIO NEGRO
RIO MAIPO
6230000
RIO ALVARADO
See Figure 4
Escalones Property
Base Camp
RIO BLANCO
6220000
4016
Las Tortolas
RIO CRUZ DE PIEDRA
RIO MAIPO
4003
Co. de Piedra
2211
5 km

GMC Property

Access Road

ECOGAS Pipeline

5-19-2004

GENERAL MINERALS CORPORATION

Escalones Project Property

Property Location Map

Figure 2	Date: April 2004	Author: GMC

Claim name	Type	ha
LOS ESCALONES UNO 1/60	EXPLOTACION	300
LOS ESCALONES DOS 1/60	EXPLOTACION	300
LOS ESCALONES TRES 1/60	EXPLOTACION	300
LOS ESCALONES CUATRO 1/60	EXPLOTACION	300
LOS ESCALONES CINCO 1/60	EXPLOTACION	300
LOS ESCALONES SEIS 1/60	EXPLOTACION	300
ESCALONES 7 1/54	EXPLOTACION	270
ESCALONES 8 1/40	EXPLOTACION	200
ESCALONES 8 1/60	EXPLOTACION	300
ESCALONES 9 1/60	EXPLOTACION	300
ESCALONES 10 1/60	EXPLOTACION	300
ESCALONES 12 1/40	EXPLOTACION	200
ESCALONES 13 1/20	EXPLOTACION	100
ESCALONES 14 1/40	EXPLOTACION	200
ESCALONES 15 1/40	EXPLOTACION	200
ESCALONES 16 1/40	EXPLOTACION	200
PUENTE RATONES 1/26	EXPLOTACION	219
RIO CLARO 1/30	EXPLOTACION	300
CERRO NEGRO 1/20	EXPLOTACION	100
		4,689 ha

The concessions are held in the name of Mr. Boezio.

The Corporation, through its indirect, wholly owned Chilean subsidiary, Compania Minera Productora S.C.M. ("CMP"), entered into an option agreement dated February 26, 2004. Pursuant to the "Boezio Option", the Company has the right for a period of 5 years from February 26, 2004 to purchase the claims upon payment to the owner of US$4,975,000, of which US$30,000 has been paid to date. Additional payments, pursuant to the "Boezio Option", are due as follows:

US$45,000	May 31, 2004
US$100,000	June 30, 2005
US$50,000	December 31, 2005
US$300,000	June 30, 2006
US$500,000	June 30, 2007
US$950,000	June 30, 2008
US$3,000,000	June 30, 2009

The Corporation is required to pay all amounts required to protect and maintain the property. There is a 2% NSR if the price of copper is greater than US$0.75 and a 1% NSR if the copper price is less than US$0.75. The NSR may be purchased for

US$3,000,000 within the 5 years following the exercise of the "Boezio Option" and US$5,000,000 after 5 years of the exercise of the "Boezio Option".

The property has been legally surveyed, a requirement for "Exploitation Concessions" . It is understood by the author that no environmental permits are required for continued exploration work at this time, however, plans and permits may be required prior to developing and submitting plans for additional drilling or road construction.

In Chile, the surface can be owned by the State or privately. When the surface rights are owned by the State then the mining rights give you the right to the surface. If the surface is privately owned then one needs a "Servidumbre Minera" agreement with the landowner to use the surface, and some payment for surface use has to be negotiated. In Chile, mining usually take precedent over other uses, and at Escalones the Corporation has obtained a Servidumbre Minera with the ECOGAS Company, which owns the surface in the project area.

In Chile a company is required to complete a base line study prior to drilling. If the program is extensive the company may submit the base line study and obtain a "Declaracion de Impacto Ambiental". The Corporation has completed a base line study at Escalones, prior to the previous drilling program.

5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Access

Access to the property is gained overland via paved road from the town of San Jose de Maipo to San Alfonso and San Gabriel, then by dirt access road along the ECOGAS pipeline right-of-way which follows the Rio Maipo to Quebrada Escalones. The base camp for the property is located along the western edge of the property just above the confluence of Quebrada Escalones and the Rio Maipo. A total of 46 km of exploration drill roads, have been built by GMC, that lead from the base camp and the ECOGAS pipeline access road through a number of switchbacks to cross the Escalones Bajo fault zone and continues up to the Meseta and the Escalones Alto portions of the property, and additional drill roads extend from the Rio Arguelles along the eastern side of Escalones Alto, as shown in figure 4.

5.2 Climate

Climate is typical for the central Chilean Andes, with cool to moderate summers and cold winters with an average precipitation of 1,000 mm, occurring primarily between May-October as snow. Winter weather (May-August) can be severe with prolonged periods of freezing temperatures and storms with daytime highs around -10 - 0° C and locally heavy snow pack averaging 430 cm. Summer temperatures (October – February) range from 2° C at night to 5 - 15° C during the daytime.

5.3 Local Resources

The property is readily accessible from the Santiago metropolitan area, where there is a capable of supply of any labor, equipment, or service requirements for conducting exploration or mining related activities.

5.4 Infrastructure

Currently the infrastructure developed on the property, consists of a seasonal base camp situated at lower elevations along the Rio Maipo, and 46 km of drill access roads leading up to the main mineralized area. The property is located adjacent to the ECOGAS pipeline right-of-way, which provides overland access from populated areas near Santiago, and may have the potential to be developed as a utility corridor for power and other essential services from the nearby electric generating facilities located approximately 30 km downstream near C. Queltehues. At this early stage in exploration at the Escalones property, no detailed studies have been conducted to determine the suitability or feasibility of citing mining operations or facilities, however, it is understood that any such plans may require negotiated settlement with any surface owner or rights that may be present at these locations.

5.5 Physiography

The Escalones property straddles the Cordon Escalones, a very steep and rugged north-trending ridge between the Quebrada Escalones and Quebrada del Rio Arguelles near the headwaters of the Rio Maipo, and approximately 8 km from the border between Chile and Argentina. The elevations on the property range from 2,600 m at the base camp along the Rio Maipo, 3,800 m on the Meseta, and 4,077 m along the ridge at Escalones Alto. The property is covered by glacial moraines and talus slopes that locally exceed the angle of repose, and are constantly shifting and sliding, creating extremely hazardous working conditions. These conditions are particularly hazardous in the Mancha Amarilla and slopes east of Escalones Alto towards the Rio Arguelles. The northern end of the property is covered by an active glacier perched on the southern slopes of Nevado de Arguelles (elevation 4,802 m amsl), which is the source of the Rio Arguelles, and north of any presently known mineralization. The terrain is rugged and typical for this part of the central Andes Mountains in Chile. Vegetation on the property is non-existent to sparse with few small forbs and lichens found along the lower talus slopes and moraine deposits, as seen in Figure 3 below, looking towards the west.

Prior to the construction of the ECOGAS gas pipeline and associated service road, there was no access to the property except by horseback or helicopter. Presently, the pipeline road passes through the southern part of the property and provides relatively easy access from Santiago. Mineralization on the property is exposed in two main prospect areas, or sectors, known as Escalones Bajo and Escalones Alto. Escalones Bajo occurs at an elevation of approximately 3,400 m amsl, while Escalones

Alto occurs 1.5 km to the east at an elevation of approximately 4,000 m. The area in between is a relatively flat and gently sloping moraine covered plateau that is called the Meseta.


ES-1
ES-10
ES-20 & 21
ES-23
ES-25
ES-2
ES-5
ES-7
Alto
ES-15
ES-16
ES-17
ES-12
ES-14
ES-18
ES-11
ES-13
ES-24

Figure 3: Photo showing Escalones Alto and Drill holes

6.0 History

The earliest reports describing geology, mineralization, and the mining and production history for the Escalones property are dated 1925 and 1926, respectively. The report dated 1926 gives a total production of 15.4 tonnes at a grade of 12% copper for the month of April 1926. Based on the descriptions in these reports, all of the old adits and surface workings that are observed on the property were completed prior to 1926. The largest of the underground workings, the Socavon Grande, exploited surface exposures of magnetite skarn at the Escalones Alto sector of the project. These workings consist of an adit approximately 40 m long, another adit eight m long, and scattered prospect pits, at the Escalones Alto and at the Escalones Bajo sectors of the project. Based on initial field observations by GMC in 1996, it appears that no significant exploration or mining on the property had been conducted since 1926, and the facts in the 1926 report appear to be reasonable based on the observed level of disturbance.

During the latter months of 1996 and early 1997, GMC became interested in the property and conducted initial geologic mapping and sampling. In 1997, the building of bulldozer

roads commenced to provide access to the area between Escalones Alto and Escalones Bajo. Channel sampling and geological mapping was conducted at these new road cuts and along surface outcrops on the property.

Heavy snowfall delayed the start of the 1997-1998 field season, when geological mapping was continued throughout the property and the bulldozer access roads to Escalones Alto were completed. A total of 36 km of SP geophysical surveys were completed during this season, and 310 additional channel samples of road cuts and bulldozer trenches were collected. A permanent camp facility with space for approximately 30 persons, an office, sample preparation and core logging facilities, and warehouse storage was completed at lower elevations adjacent to the ECOGAS pipeline above the confluence of Quebrada Escalones and the Rio Maipo. This base camp is located near the western boundary of the property.

The 1998-99 field season included an intensive program of road and trench building, in preparation for drilling, additional geophysical surveys, and geological and structural mapping on a project and broader district scale. Technical studies to determine the radiometric age of selected intrusive rock units, fluid inclusion studies from selected rock samples, and preliminary environmental and hydrological pre-feasibility studies were conducted for the project. The first phase of diamond core drilling at Escalones Alto commenced in November 1998 and continued through March 1999. A total of 9 drill holes were completed, totalling 4,434 m of core, during this season. Detailed core logging and sampling was conducted for geochemical analyses which showed the presence of ore grade mineralization in the Escalones Alto sector.

The 1999-2000 field season commenced in November 1999 and ended in late April 2000. The field program primarily focused on completing drill access roads on the eastern side of Escalones Alto from the Rio Arguelles, continuation of the diamond drilling activities, and interpreting the results from prior geochemical and geological work. A total of 14 additional holes were completed during the season (ES-10 through ES-23), totalling 5,725 m, for a comprehensive project total of 23 holes and 10,161 m completed. The primary focus of the drilling was in the Escalones Alto sector, with two holes completed in the Escalones Bajo sector, which tested structural and geophysical targets. An additional 16 km of access roads were completed during the season, bringing the total to 46 km of new access roads completed to date on the property.

During the 2000-2001 field season, a two-hole diamond-drilling program totalling 1,211 m was completed during February to March 2001. One of these holes, ES-25, targeted potential porphyry style mineralization underlying the Meseta area between Escalones Alto and Escalones Bajo. This hole explored beneath the moraine cover and successfully intercepted mineralization over much of its length, and demonstrated that intrusive-hosted porphyry style mineralization is present beneath the property.

7.0 Geologic Setting

7.1 Regional Overview

The Escalones property is located within the Miocene to Pliocene age Pelambres-El Teniente Porphyry copper belt, which hosts the world's largest underground porphyry copper deposit at El Teniente, as well as other large copper deposits at Los Bronces-Andina, and Pelambres. Porphyry copper mineralization within this metallogenic province is associated with igneous activity ranging in age from 4.6 – 7.0 Ma (El Teniente) to 9.7 Ma (Los Pelambres). The general age of igneous activity at the Escalones property was determined to be between 8.2 to 6.7 $\pm$ 0.3 Ma, based on a K/Ar analysis from primary igneous biotite in the granodiorite intrusive (Maus, 1999). Thus, the timing of intrusions and mineralization at Escalones is within the range of other large deposits in the metallogenic province.

The Escalones property is located in the central Andes Mountains, within a north-south trending fold and thrust belt consisting of Paleozoic and Mesozoic rocks that exhibit at least six episodes of tectonic and orogenic activity since the Triassic (Klohn, 1960; Charrier, and others, 1981; Ramos, 1988). The rock units exposed in the Escalones project area consist of at least two episodes of Mesozoic transgressive marine and terrestrial and sediments, which are intercalated with volcanic units. These rock units have been subsequently folded, deformed, and displaced by thrust faulting, and intruded by Tertiary intrusive complexes and are overprinted by genetically related mineralization and hydrothermal alteration. Normal faulting associated with regional uplift, and the active erosion by water and glaciers continue to expose deeper portions of the range.

7.2 Local Geologic Setting

The oldest rock units exposed in the Escalones area are identified as sediments of the Upper Jurassic Nacientes del Teno Formation, which consist of a sequence of red sandstones, shale, sandy limestone, and up to 200 m of intercalated gypsum/anhydrite that are tightly folded and deformed. Regional folding of the Nacientes del Teno Formation has resulted in plastic deformation of the gypsum/anhydrite units, which commonly form diapers that intrude overlying units and have displaced large blocks of adjacent sediments, often creating a chaotic assemblage of lithologies that obscures contact relations among other rock units. It has also been noted that this formation is commonly associated with detachment faults in the region and that gypsum diapers migrate along these flat-lying structures (Maus, 1999).

The Rio Damas Formation stratigraphically overlies the Nacientes del Teno Formation, and consists of more than 1,000 m of volcanic andesite flows, tuffaceous sediments, intercalated conglomerates, and a red sandstone unit that were all deposited in a continental setting. Rocks of the Rio Damas Formation typically are highly disrupted, and occur as displaced blocks within gypsum diapers that are rooted in the underlying Nacientes del Teno Formation. In the project area, a calcareous sedimentary member is

referred to as the "Escalones Bajo sedimentary sequence", and is part of the Rio Damas Formation.

The Banos del Flaco Formation conformably overlies the Rio Damas Formation, and consists of a thick package of rhythmically bedded calcareous to carbonaceous mudstone, siltstone and fossiliferous limestone that are locally intercalated with volcaniclastic and andesitic flows. The dark grey to black color and carbonaceous content are distinctive features that help distinguish the rocks of the Banos del Flaco Formation from both underlying and overlying terrestrial red-bed units in the project area. The Banos del Flaco Formation has also been described elsewhere as the Lo Valdes Formation, where it consists of a 1,300-1,800 meter section representing a continuous period of marine sedimentation in the Andean Basin, during the late Jurassic-early Cretaceous, and precedes a widespread compressive orogenic episode which began in the middle Cretaceous (Hallam, and others, 1986). In the project area, the upper calcareous sediments and limestone are referred to as the "Escalones Alto sedimentary sequence", and overlies a siltstone member of the same formation.

The Colimapu Formation overlies the Banos del Flaco Formation and is characterized by up to 3,000 m of red tuffaceous sandstone, intercalated conglomerate, volcaniclastic and andesite flows, and evaporites that were deposited as the Andean Basin was being compressed and uplifted during the middle-Cretaceous.

In the Escalones project area, the Colimapu Formation is unconformably overlain by a thick sequence of volcanic rocks consisting of subaerial andesite flow, tuffs, volcaniclastics, breccias, and is locally intercalated with tuffaceous sediments. These rocks have been tentatively correlated with the Late-Cretaceous Coya-Machali Formation and/or the Miocene Feralleones Formation in the project area (Maus, 1999). Exposures of very young volcanic rock units have been identified north of the project area along the Cordon Escalones, and are possibly recent flows and tuffs originating from Volcan Maipo, an active volcano located approximately 20 km southeast of the project area along the Chile-Argentina border.

At Escalones, the sedimentary rocks have been structurally arranged in a complex manner, such that tuffaceous sediments and carbonates of the Banos del Flaco Formation form the backbone of the Cordon Escalones. Along the north-south Escalones Bajo structure, the tuffaceous siltstones and carbonates of the Rio Damas Formation are in thrust contact with the Banos del Flaco siltstones, and gypsum diapers have migrated along the structure from the underlying Nacientes del Teno Formation. Along the east side of the Cordon Escalones, the upper limestone and carbonate members of the Banos del Flaco Formation, appear to have been thrust over the lower tuffaceous siltstone member at Escalones Alto, this structural zone appears to be subparallel to primary bedding structures, and are intruded by a series of andesite dikes and sills. The upper carbonate unit of the Banos del Flaco Formation is also referred to as the Escalones Alto sedimentary sequence, as shown in figure 4.

The sequence of sedimentary and volcanic rocks in the Escalones project area have been intruded by a series of intermediate composition dikes, sills, and plugs that were emplaced between 8.2 to 6.7 million years ago. The oldest intrusive rocks occur as andesite dikes and sills that were emplaced subparallel to bedding planes within the Banos del Flaco Formation, along low angle thrust faults, and crosscut sedimentary units. A diorite plug and associated dikes crosscut all sedimentary units and the andesite dikes, and locally follow zones of recurring faults. The largest intrusion exposed is a granodiorite stock that crops out near the southwest edge of the Meseta, and has been intersected in drill holes beneath portions the Meseta area (ES-25). Emplacement of the grandiorite stock produced a broad alteration halo of biotite hornfels in overlying tuffaceous siltstones of the Banos del Flaco Formation. The granodiorite intrusion and adjacent altered rocks are in turn cut by later dacite dikes associated with the evolving intrusive porphyry system. The age of the andesite sills at Escalones was determined to be 8.2± 0.3 Ma using a fresh sample containing primary igneous biotite (Maus, 1997). Another age was determined by Geochron labs (1998) to be 6.7 Ma from a fresh sample of the granodiorite intrusion (Maus, 1999). The age of these intrusive rocks help bracket the timing of the evolving intrusive complex at Escalones, and this age is similar to those from other porphyry copper deposits in the central Chilean Andes, as described above.

Mineralization occurs as structurally/lithologically controlled skarn mineralization exposed in the Escalones Alto sector of the property, structurally controlled mineralization in the Escalones Bajo sector, and disseminated porphyry style mineralization hosted by a granodiorite intrusive beneath the Meseta sector of the property. The high grade copper skarn mineralization has been the primary focus of the historic mining and previous exploration at the Escalones property. Surface exposures and sampling of magnetite skarn have returned assays of >6% copper and up to 13.9 gpt gold. Historical production records from 1926 document ore shipments averaging 12% copper from the magnetite skarn exposed at Escalones Alto. Drill intercepts show significant copper mineralization in the skarn, of up to 213 m of 1.37% copper with gold credits averaging up to 0.10 gpt, which are described in detail below.

7.3 Structure

The Escalones project is located in the central Argentinean-Chilean Andes, which is dominated by a north-south alignment of folded rocks, and east-west oriented basement faults. There have been at least six major unconformities documented in the region, characterized by episodes of compressional deformation that resulted in folding, thrust faulting, detachments, and normal faulting since the Triassic (Charrier and others, 1981; Ramos, 1988). Unraveling the structural history for a specific area is complicated in the project area because the gypsum/anhydrite units within the Nacientes del Teno and Colimapu formations deform plastically and are commonly mobilized as diapers that displace large blocks of adjacent, more competent rocks in the stratigraphic section. The gypsum/anhydrite units commonly form the cores of anticlines in the region, and when these are breached by thrust faulting, the gypsum/anhydrite units move along these zones of weakness. The Escalones Bajo structure is an example of a thrust fault where gypsum

has migrated along the contact and presents a complicated arrangement of the rock units and blocks within the structures.

In the Escalones project area, rock units of the Nacientes del Teno, Rio Damas, Banos del Flaco, and Colipmapu formations have been folded, displaced by gypsum/anhydrite diapirs and locally juxtaposed by a complex series of thrusting and normal faults associated with regional deformation, basement structures, and the emplacement and evolution of the underlying porphyry system.


Explanation
Quaternary
Jurassic
Banos del Flaco Formation
Escalones Alto Sedimentary Sequence
Tuffaceous Siltstone
Skarn
Rio Damas Formation
Escalones Bajo Sedimentary Sequence
Nacientes del Teno Formation
Gypsum/Anhydrite
Tertiary Intrusive Rocks
Intermediate Dikes and Sills
Granodiorite Intrusion
Fault
Road
250 Metres
Es-8
Es-15
Es-16
A'
ES-22
Es-7
ES-17
Es-10
ES-20
Es-12
ES-23
Es-14
Meseta
ES-25
Es-11
ES-18
Es-13
Escalones Bajo
A
Es-9
Es-3
ES-24

Figure 4: Escalones General Geology

A study was conducted by Glover (1999) to unravel the complex structural history at Escalones, which identified at least three phases of thrust faulting that pre-date emplacement of the intrusive complex and skarn mineralization. This sequence consists of an early phase of westerly oriented thrusting that resulted in placing Banos del Flaco (Escalones Alto) limestone in thrust contact over tuffaceous siltstones that belong to a lower member of the same formation. The second phase is characterized by the east-verging Escalones Bajo thrust fault which is oriented at 350-360°/70-80° W, dikes present in the hanging wall Bajo limestone member have been boudined and are locally enclosed by gypsum in the fault zone. Gentle folding in the hanging wall rocks appear to have been synchronous with thrusting, and only affect the upper plate units above the Escalones Bajo Fault zone. Glover (1999) estimates that up to 600 m of displacement occurred along the Escalones Bajo Fault zone, and suggests this fault may be part of a larger regional structure that was important in localizing subsequent intrusions and

mineralization. Post deformational felsic dikes and magnetite skarn occur within the fault, with relatively unaltered limestone in the hanging wall indicating that the fault acted as an important barrier to hydrothermal fluids during mineralization. The last phase of thrusting is observed west of the Escalones property, where an easterly oriented thrust appears to truncate the early thrusts, this structure is projected to occur north of Quebrada Escalones and the main project area.

East-west and northeast striking normal faults, dipping north, are observed in the project area to exhibit minor displacements, but locally serve to control emplacement of porphyry dikes. A prominent normal fault occurs in Quebrada Escalones, where the base of Cretaceous volcanics has been displaced 200 m down to the northwest. This fault appears to have been a locus for later emplacement of the porphyry intrusive stock, and suggests that normal faulting and extension may have been synchronous with development of the underlying igneous complex. The Escalones Bajo Fault appears to have been reactivated as a normal fault, possibly during and after emplacement of the porphyry intrusion. Slivers of mineralized skarn occur within the broad Escalones Bajo Fault zone, and it appears that the fault acted as a conduit and barrier to mineralizing fluids.

8.0 Deposit Types

Two deposit types associated with a porphyry copper system have been identified at the Escalones property. Historic production and previous exploration has focused primarily on exposed mineralization in the Escalones Alto portion of the property, and down-dip extensions of magnetite-copper skarn that have been exposed in road cuts and intercepted in drilling. The magnetite skarns contain locally high grade copper mineralization (>6%), carry gold credits, with high grade samples up to 13.9 gpt, and continues to be the primary exploration target at the Escalones property. The majority of the previous drill holes have explored the upper portions of the skarn and to a limited extent, the down dip extensions of mineralization. A secondary target area for skarn mineralization lies along the Escalones Bajo structure, which exhibits anomalous areas for copper, gold, silver, and molybdenum. Structural evidence indicates that this fault zone has been active during regional deformation and continued to be rejuvenated and active during and possibly post-dating emplacement of the intrusion.

A second deposit type at Escalones is for lower grade, but a potentially large tonnage, copper mineralization hosted by an intrusive-hosted buried porphyry system (Sillitoe, 1976). The presence of this target is supported by:

- molybdenum geochemistry suggestive of a porphyry system with values in the 20 to 100 ppm range being common and a high of 443 ppm in the rock samples taken near the contact of the granodiorite intrusion,
- drill intercepts in ES-25 of mineralized granodiorite, 293 m averaging 0.36% copper and 0.091 gpt gold,
- a large SP geophysical anomaly indicating the presence of a large buried sulfide body,

- jarosite-clay alteration of granodiorite and other lithologies in the Mancha Amarilla area that may be the surface expression above the porphyry system,
- property location, 35 km from the El Teniente Mine,
- and, radiometric dates from the Escalones granodiorite intrusion indicating a similar age to other major porphyry copper systems in the region.

9.0 Mineralization

Copper mineralization occurs as magnetite skarn, hornfels, and stockworks in altered andesite sills, within a package of calcareous sedimentary rocks and along structural zones at Escalones Alto and Escalones Bajo. Disseminated mineralization and stockworks occur in the granodiorite and other porphyry intrusions at the Escalones property, beneath the Meseta and possibly the Mancha Amarilla areas. Controls on mineralization are dominantly controlled by host rock lithologies and structures, and vary according to the location and style of mineralization as described above in the descriptions of Deposit Types. The principal host for skarn mineralization is the calcareous sediments adjacent to the Escalones Alto thrust fault/structural zone, the andesite sills and dikes, and to a certain extent structural zones within the underlying hornfels pelitic sediments. Structural settings for mineralization occur along both the Escalones Alto and the Escalones Bajo thrust fault zones, where receptive lithologic units have been mineralized along fluid pathways. Copper mineralization consists of chalcopyrite with magnetite and admixed pyrite. Higher copper grades appear to correspond to higher sulfide content, and geophysical methods (SP) have proven to be a successful tool in identifying high sulfide areas during previous exploration on the property. Extensions of the Escalones Alto skarn zone appear to be open to the east and south from the main outcrop area, and these potential areas extend down towards the Rio Arguelles.

Of particular interest is the presence of high gold values within the Escalones Alto skarn zone, which appear to have a correlation with relatively low geochemical values for molybdenum. Assays are reported as high as 13.9 gpt gold from surface sampling, and a drill intercepted of 1.0 meter assayed 3.6 gpt gold (ES-18), from an andesite sill which did not exhibit high copper grades (0.036% copper). This suggests that there could be significant gold credits in the skarn ore zone, but that gold mineralization may not be directly correlated with copper, and could be a distinct pulse within the sequence of mineralization. This is also suggestive that the upper portion of the porphyry system at Escalones may include a gold-rich phase, as described in other porphyry systems (Sillitoe, 1991). The extent of mineralization in the skarn has been tested and confirmed during previous exploration phases, and indicates that it extends towards the east and southeast for at least 1000 m, however, further drilling is required to determine the grade and continuity of mineralization.

Drill hole ES-25 was the first hole to intercept mineralization consisting of disseminated chalcopyrite and stockwork quartz veining with sulfides hosted by the granodiorite stock. Porphyry hosted mineralization consisted of 293 m that averaged 0.36% copper and 0.09 gpt gold. Mineralization appears to be associated with a moderate potassic alteration

(secondary biotite) in the granodiorite, and suggests that higher grade copper mineralization may be present nearby within a pyrite "shell" of the porphyry system (Guilbert and Park, 1975; Arnott and Zentilli, 2000). SP geophysics may be of further use in defining other high-sulfide target areas within the buried intrusion. It is a reasonable exploration interpretation that porphyry mineralization may be a significant target at Escalones, however, further drilling is required to determine the grade and continuity of such mineralization.

10.0 Exploration

10.1 Geophysical Surveys

A total of approximately 8 sq km of SP geophysical surveys have been completed to date over much of the Escalones prospect. The results of this work have proven to be a valuable tool for exploration at Escalones because anomalous values correspond to the mapped extent of hydrothermal alteration, and therefore, can be used to project the limits of the system beneath talus and areas of limited outcrops. Furthermore, highly anomalous values have been shown to be spatially related to copper sulphide mineralization and suggest areas of high sulphide mineral concentrations within the project area.

Results of the SP surveys, indicate that a strong self potential anomaly measuring approximately 4 sq km in area, in which values range from -200 to -900 millivolts or lower, are associated with the surface area of hydrothermal alteration and known copper mineralization. The anomaly has in part been confirmed by observations made from the surface and in drill intercepts. Furthermore, strongly anomalous zones of SP response occur east of the area drilled to date at Escalones Alto, indicating the potential for the continuity of skarn mineralization may extend down-dip to the east towards the Rio Arguelles.

10.2 Geochemical Sampling

Surface exploration has included an intensive program of surface sampling, primarily channel sampling of fresh rock exposures in cuts and trenches excavated by bulldozer during road construction. Although surface sampling is considered a reliable indication of mineralization in the surface environment, the depth, extent, and lateral continuity of mineralization can only be confirmed by adequate drilling or tunnelling. On the basis of this sampling, a large area at Escalones Bajo was determined to host highly anomalous copper in an area of old workings, while at Escalones Alto, channel sampling of road cuts confirmed that high-grade copper values are associated with the magnetite skarns. Some of the more significant results obtained during the 1997-1998 field season include:

Escalones Bajo Road Cut Channel Sampling

Sample Number	Distance (meters)	Copper	Molybdenum
14943-14950	170 m	0.51 %	32 ppm
including	60 m	1.22 %	41 ppm
including	20 m	2.0 %	79 ppm
14919-14933	237 m	0.08 %	38 ppm
31551-31562	117 m	0.11 %	9 ppm
31564-31565	12 m	0.77 %	8 ppm

Escalones Alto Road cut Sampling

Sample Number	Distance (meters)	Copper	Molybdenum
22319-22328	24 m	1.15 %	10 ppm
including	17 m	1.46 %	10 ppm
22331-22333	30 m	1.03 %	13 ppm
including	10 m	1.45 %	12 ppm
22334-22338	16.5 m	1.1 %	33 ppm
14914-14918	19 m	0.33 %	60 ppm
22339-22345	70 m	0.55 %	25 ppm
including	20 m	1.63 %	1.0 ppm
22361-22377	35 m	0.55 %	7 ppm
Including	6 m	1.48 %	8 ppm

Results of the channel sampling from mineralized skarns exposed in underground workings and in outcrops at Escalones Alto indicated that significant copper grades can occur in both the garnet hornfels and magnetite skarn facies, and that the higher gold values are associated primarily with the magnetite in the skarn. The assay results obtained from the sampling of the underground workings at Socovan Grande included:

Socovan Grande Underground Sampling

Sample	Thickness of skarn (meters)	Copper percent	Gold grams per ton (gpt)
14733	0.8 m	1.86 %	13.93 gpt
Channel C	1.8 m	2.76 %	1.75 gpt
Channel D	2.0 m	2.61 %	0.5 gpt
Channel G	11 m	1.98 %	0.21 gpt
including	4.0 m	3.91 %	0.55 gpt

During the second field season (September 1998 to March 1999), bulldozer trenching and road construction in Escalones Alto provided access and exposures for additional detailed sampling. Significant results from two new road cuts and trenches on the southern face of Escalones Alto included:

Escalones Alto Road Cut Sampling

Sample Location Number	Distance meters	Copper percent	Gold grams per ton (gpt)	Silver grams per ton (gpt)
Road cut No. 1				
32873-32891	19 m	2.54 %	0.02 gpt	20 gpt
including	2.0 m	7.41 %	0.08 gpt	46 gpt
Road cut No. 2				
33146-33175	38 m	1.36 %	0.22 gpt	-
Trench				
33103-33128	26 m	0.71 %	1.24 gpt	-
including	8.0 m	0.5 %	3.37 gpt	-

During the 1999-2000 field season, additional high grade copper-(gold) mineralization was discovered at Escalones Alto, and extended the anomalous road cut area identified in the previous season further to the NE. These results included an 81 meter-long channel sample interval that averaged 1.54% Copper and 0.74 gpt gold. Within this interval there is a twenty five metre section that averaged 2% copper, 2.0 gpt gold and 17 gpt silver. This section of the new road cut at Escalones Alto traverses the core area of the magnetite-bearing skarn.


A SW
NE A'
Legend
Quaternary Glacial Till
Jurassic
Banos del Flaco Fm
Rio Damas Fm
Nacientes del Teno Fm
Tertiary Intrusive Rocks
Intermediate Dikes & Sills
Granodiorite
Faults
Breccia
Skarn
Escalones Alto
Magnetite Skarn
Drill Hole
ES-25
Drill Hole
ES-1
1.4 Kilometers
Escalones Bajo
Fault Zone
Surface
1.0 Kilometers
Skarn
Skarn
Potential Porphyritic
Intrusion
Potential
Mineralized
Skarn
4500 m
4200 m
3900 m
3600 m
3300 m
3000 m
2700 m
0
500
Meters

Figure 5: Escalones Geological Cross Section

10.3 Targets

At least two styles of mineralization, have been identified Escalones in surface exposures and in drill core. A third exploration target may be inferred based on other known porphyry deposits in the region, these include:

- Metasomatic, or skarn mineralization hosted by calcareous and pelitic sedimentary rocks, and andesite sills surrounding the intrusive porphyry system, which have been thermally altered and typically contain high grade copper (>2%), with important gold credits. Skarn mineralization exposed in the Escalones Alto and Escalones Bajo areas, and has been intersected in a number of drill holes;

- Porphyry style mineralization, represented by disseminated, stockwork veining, and hydrofractures in biotite hornfels and intrusive stocks, dikes and sills, hosting bulk tonnage copper, molybdenum and gold mineralization. This style of mineralization is exposed in bulldozer roads along the western edge of the Meseta, and was intercepted in drill hole ES-25.

- High grade veins, stockworks, or fracture zones may be present as a "main-stage" of porphyry mineralization, cutting the granodiorite and altered sediments. The "upper level" manifestation of this style of mineralization may have been displaced by recurrent post-mineral movement along structures, such as the Escalones Bajo fault, or could lie beneath the broad area of jarosite alteration and talus at the Mancha Amarilla.

The first two styles of mineralization constitute the primary exploration targets at Escalones, and the third potential style of mineralization is in part hypothetical, but could be present as a component of the larger porphyry system. The high grade style of mineralization could justify an underground operation, similar to that currently being mined by Codelco at the nearby El Teniente mine.

11.0 Drilling

Diamond drilling began at Escalones Alto in November 1998, a total of 25 core holes were completed by 2000, including: 21 holes in the Escalones Alto sector; one hole in the Escalones Bajo area; one hole on the western side of the granodiorite stock; and one hole drilled beneath the Meseta into the porphyry intrusion.

The drilling program was successful in demonstrating that surface skarn mineralization at Escalones Alto contains the potential for a significant body of copper-gold-silver mineralization, and that a buried porphyry system is present beneath the Escalones property. Important results from the drilling program are described below.

Summary of Completed Core Drilling

Drill Hole Number	Total Depth (meters)	Target Area/Intercept
ES-1	547.47 m	Escalones Alto/ skarn
ES-2	286.09 m	Escalones Alto/ skarn
ES-3	462.07 m	Between Escalones Bajo and Meseta/ porphyry
ES-4	455.97 m	Escalones Alto/ skarn
ES-5	547.78 m	Escalones Alto/ skarn
ES-6	549.61 m	Escalones Alto/ skarn
ES-7	861.32 m	Escalones Alto/ skarn
ES-8	291.28 m	Escalones Alto/ skarn
ES-9	431.67 m	Escalones Bajo/ mineralized structure
ES-10	554.49 m	Escalones Alto/ skarn
ES-11	379.72 m	Escalones Alto/ skarn
ES-12	437.67 m	Escalones Alto/ skarn
ES-13	363.86 m	Escalones Alto/ skarn
ES-14	495.65 m	Escalones Alto/ skarn
ES-15	398.02 m	Escalones Alto/ skarn
ES-16	475.65 m	Escalones Alto/ skarn
ES-17	559.67 m	Escalones Alto/ skarn
ES-18	294.93 m	Escalones Alto/ skarn
ES-19	455.97 m	Escalones Alto/ skarn
ES-20	243.17 m	Escalones Alto/ skarn
ES-21	444.99 m	Escalones Alto/ skarn
ES-22	285.00 m	Escalones Alto/ skarn
ES-23	339.16 m	Escalones Alto/ skarn
ES-24	558.15 m	Escalones Alto/ skarn
ES-25	653.49 m	Meseta/ porphyry stock
Total Drilled	11,372.85 m	

Drill hole ES-1 intersected skarn and porphyritic andesite intrusive-hosted copper mineralization beginning at the surface. The highest copper grades occur in the uppermost 377 m of the hole, where the mineralization is hosted by skarn and intrusive andesite sills and dikes. The highest 1.0 meter sample assayed 4.65% copper from within the uppermost interval of skarn, and the upper 377 meter interval averages 0.63% copper, if the 102 m of lower-grade andesite sills and dikes are excluded, the average grade of the remaining 275 m is 0.80% copper. Mineralization in the upper 77 m of ES-1 occurs as disseminated chalcopyrite in magnetite-rich skarn, and as oxides within adjacent intrusive andesite sills, and is underlain by 300 m of intermixed metosomatically altered sediments, highly-altered porphyritic intrusions, and younger dikes and sills. The interval between 377-548 m, to the bottom of the hole, the volume of intrusive-hosted, porphyry-style alteration and disseminated mineralization appear to increase, with visible chalcopyrite and bornite observed, and grades varying from a trace to 0.4% copper. The following table includes a summary of selected assay results from hole ES-1.

Significant Intercepts in ES-1

Depth		Interval	Copper	Gold	Silver	Molybdenum
From (m)	To (m)	Length	percent	grams/ton	grams/ton	ppm
0.5 m	77.0 m	76.5 m	1.32 %	0.13 gpt	4.1 gpt	15 ppm
including 27.0 m	72.0 m	45.0 m	1.75 %	0.15 gpt	5.1 gpt	14 ppm
109.0 m	201.0 m	92.0 m	0.62 %	0.054 gpt	2.5 gpt	70 ppm
Including 162.9 m	187.0m	24.1 m	1.02 %	0.064 gpt	3.5 gpt	66 ppm
271.0 m	377.6 m	106.6 m	0.54 %	0.045 gpt	1.2 gpt	139 ppm

Drill hole ES-2 was collared 550 m south of ES-1 and intersected copper and molybdenum mineralization within an intensely-altered sedimentary sequence of skarn, calc-silicate hornfels, and intrusive dikes and sills. Drill hole ES-2, was drilled to a depth of 386 m, with two significant intercepts within the upper 142 m. These results are shown in the table below. Drill hole ES-2 was collared at a position lower in the stratigraphic sequence than ES-1, ES-5 and ES-7, therefore the higher grade magnetite-bearing skarns appear to be absent.

Significant Intercepts in ES-2

Depth		Interval	Copper	Gold	Silver	Molybdenum
From (m)	To (m)	Length	percent	grams/ton	grams/ton	ppm
28.0 m	87.5 m	59.5 m	0.42 %	0.03	0.8	117
97.0 m	142.0 m	45.0 m	0.37 %	0.03	0.6	167

Drill hole ES-3 was collared 1.2 km west of ES-1 near the eastern border of the 1.5 square kilometre Escalones Bajo SP geophysical anomaly. Low grade chalcopyrite mineralization (0.1-0.25% copper) was observed throughout the 462 meter core length with individual assays across 1.0 meter intervals ranging up to 0.8% copper. Anomalous mineralization is primarily hosted by heavily fractured and altered biotite hornfels and porphyritic intrusive dikes. Although the grades intercepted by this drill hole are not as high as those encountered in the Escalones Alto area, anomalous copper was encountered in the presence of strong potassic alteration, and locally intense quartz-sericite-anhydrite veining associated with the chalcopyrite. These features suggest that there is a strong component of the hydrothermal system present in the Escalones Bajo sector.

ES-4 was collared 250 m to the NW of ES-1 with the objective of testing the NW strike continuation of the skarn-hosting calcareous sediments. As with ES-2, the hole appears to have been collared stratigraphically below the principal magnetite skarn-hosting member. However, a number of significant intervals of copper mineralization grading between 0.45% and 1.58% copper were intercepted in both highly altered calcareous sediments and fractured intrusive rock exhibiting disseminated chalcopyrite and bornite. The following table includes a summary of the results from hole ES-4.

Significant Intercepts in ES-4

Depth		Interval	Copper	Gold	Silver	Molybdenum
From (m)	To (m)	Length	percent	grams/ton	grams/ton	ppm
8.2 m	14.0 m	5.8 m	1.58 %	0.021 gpt	12.0 gpt	50 ppm
including 11.0 m	13.0 m	2.0 m	3.01 %	0.041 gpt	24.0 gpt	70 ppm
136.1 m	158.0 m	21.9 m	0.67 %	0.083 gpt	2.0 gpt	119 ppm
Including 136.1 m	148.0 m	11.9 m	0.94 %	0.127 gpt	3.0 gpt	154 ppm
243.0 m	267.0 m	24.0 m	0.77 %	0.068 gpt	1.0 gpt	137 ppm
309.0 m	347.0 m	38.0 m	0.45 %	0.052 gpt	1.0 gpt	44 ppm

Drill hole ES-5 was collared approximately 80 m NW of hole ES-1, along the projected strike of the limestone strata that hosts the high-grade magnetite skarn mineralization. ES-5 was oriented towards the south, at right angles to the orientation of ES-1, to obtain a three-dimensional geological and grade distribution profile within the skarn body. The mineralization intersected at the ends of holes ES-1 and ES-5 is 215 m apart. The following table includes a summary of the results from hole ES-5:

Significant Intercepts in ES-5

Depth		Interval	Copper	Gold	Silver	Molybdenum
From (m)	To (m)	Length	percent	grams/ton	grams/ton	ppm
6.0 m	119.0 m	113.0 m	1.09 %	0.094 gpt	3.0 gpt	23 ppm
including 6.0 m	45.8 m	39.8 m	1.88 %	0.142 gpt	5.0 gpt	42 ppm
including 38.0 m	45.8 m	7.8 m	3.19 %	0.226 gpt	5.0 gpt	24 ppm
including 96.4 m	119.0 m	22.6 m	1.65 %	0.179 gpt	5.0 gpt	17 ppm
highest 31 m	31.7 m	0.7 m	6. 81 %	0.465 gpt	8.7 gpt	3 ppm
185.0 m	209.0 m	24 m	0.72 %	0.077 gpt	3.0 gpt	49 ppm
Composite 6.0 m	209.0 m	203.0 m	0.81 %	0.077 gpt	3.0 gpt	36 ppm

Drill hole ES-6, is located 464 m NW of ES-1, and intersected biotite hornfels, a rock unit that proved to be a poor host to higher grade mineralization, but often lies in the footwall to the skarn-bearing limestone and calcareous sequence. Only relatively narrow intercepts were encountered, including 11 m grading 0.98% copper and 0.23 gpt of gold between 124 and 135 m depth, and an intercept of 2 m grading 1.5% zinc and 9.5 gpt of silver at 354 m depth.

Significant Intercepts in ES-6

Depth		Interval	Copper	Gold	Silver	Zinc
From (m)	To (m)	Length	percent	grams/ton	grams/ton	percent
124.0 m	135.0 m	11.0 m	0.98 %	0.23 gpt	4.6	-
354.0 m	356.0 m	2.0 m	-	-	9.5 gpt	1.5 %

Drill hole ES-7 was collared 54 m east of ES-1 and drilled towards the NW at -75 degrees to a final depth of 861 m. Strong mineralization extends to a depth of 514 m, throughout the sequence of altered limestone. Weak mineralization occurred within the underlying biotite hornfels, the results are summarized below:

Significant Intercepts in ES-7

Depth		Interval	Copper	Gold	Silver	Molybdenum
From (m)	To (m)	Length	percent	grams/ton	grams/ton	ppm
11.1 m	137.0 m	125.9 m	0.77 %	0.15 gpt	4.5 gpt	49 ppm
including 14.9 m	74.5 m	59.6 m	1.0 %	0.19 gpt	6.3 gpt	45 ppm
154.0 m	217.0 m	63.0 m	0.66 %	0.07 gpt	1.8 gpt	152 ppm
including 165.0 m	173.0 m	8.0 m	1.13 %	0.15 gpt	3.2 gpt	491 ppm
192.0 m	212.2 m	20.2 m	0.98 %	0.08 gpt	3.1 gpt	150 ppm
287.0 m	314.0 m	27.0 m	0.46 %	0.06 gpt	1.7 gpt	35 ppm
354.0 m	435.0 m	81.0 m	0.61 %	0.06 gpt	1.9 gpt	90 ppm
including 354.0 m	368.0 m	14.0 m	1.02 %	0.09 gpt	3.7 gpt	153 ppm
378.0 m	396.0 m	18.0 m	0.93 %	0.1 gpt	3.2 gpt	108 ppm
445.0 m	469.0 m	24.0 m	0.68 %	0.05 gpt	1.2 gpt	92 ppm
including 454.0 m	463.0 m	9.0 m	0.98 %	0.08 gpt	1.7 gpt	99 ppm
484.0 m	514.0 m	30.0 m	0.42 %	0.03 gpt	1.0 gpt	72 ppm
514.0 m	861.3 m	347.3 m	0.14 %	0.02 gpt	0.2 gpt	38 ppm

Drill hole ES-8 was collared 330 m north of ES-6 and located within a geologically complex area. One interval of mineralization was encountered for 7.0 m at 221 m grading 1.37% copper and 0.07 gpt of gold, hosted by magnetite skarn.

Significant Intercepts in ES-8

Depth		Interval	Copper	Gold	Silver	Molybdenum
From (m)	To (m)	Length	percent	grams/ton	grams/ton	ppm
221.0m	228.0 m	7.0 m	1.37 %	0.07 gpt	-	-

Drill hole ES-9 was collared 465 m west of ES-3, located to intersect mineralization in the footwall of the Escalones Bajo fault zone. The hole failed to reach its target and problems were encountered when the hole collapsed while in massive gypsum in the main fault zone.

Additional diamond drilling during the second drill program, carried out as part of the GMC-Grupo Mexico joint venture, provided highly encouraging results and significantly expanded the area underlain by skarn mineralization, including the definition of the copper mineralization to depths of up to 500 m beneath the outcropping mineralization at Escalones Alto.

The first two drill holes of the 1999-2000 drilling program, ES-10 and ES-11, are located 50 and 417 m east and southeast, respectively, of the high grade mineralization identified in the First Phase drill program during 1998-1999.

Significant Intercepts in ES-10

Depth		Interval	Copper	Gold	Silver	Molybdenum
From (m)	To (m)	Length	percent	grams/ton	grams/ton	ppm
34.0 m	177.0 m	143.0 m	0.56 %	0.093 gpt	2.7 gpt	52 ppm
including 37.0 m	54.0 m	17.0 m	0.8 %	0.132 gpt	6.2 gpt	17 ppm
including 117.0 m	131.8 m	14.0 m	1.03 %	0.216 gpt	4.4 gpt	60 ppm

Significant Intercepts in ES-11

Depth		Interval	Copper	Gold	Silver	Molybdenum
From (m)	To (m)	Length	percent	grams/ton	grams/ton	ppm
55.51 m	67.0 m	11.49 m	0.75 %	0.136 gpt	4.1 gpt	44 ppm
67.0 m	171.0 m	104.0 m	0.26%	0.034 gpt	1.6 gpt	92 ppm
171.0 m	379.72 m	208.72 m	0.35%	0.03 gpt	0.7 gpt	40 ppm
including 171.0 m	181.0 m	10.0 m	2.33 %	0.275 gpt	8.1 gpt	43 ppm
including 174.0 m	179.0 m	5.0 m	4.13 %	0.486 gpt	15.0 gpt	60 ppm

Results of holes ES-12 through15, only intercepted low grade copper mineralization, these include: ES-12, 297-388 m averaged 0.27% copper over a 91 meter interval; ES-13, 210-260 m averaged 0.44% copper over a 50 m interval; ES-14, 381-435 m, averaged 0.41% copper over an interval of 54 m; and ES-15 encountered a possible post-mineralization intrusive body and did not exhibit intercepts of significant metal values.

Additional encouragement was found in ES-16, which is located 190 m NE of ES-1 and was drilled toward the SSW at an angle of -60 degrees, as summarized below:

Significant Intercepts in ES-16

Depth		Interval	Copper	Gold	Silver	Molybdenum
From (m)	To (m)	Length	percent	grams/ton	grams/ton	ppm
263.0 m	399.0 m	136.0 m	0.76 %	0.065 gpt	3.4 gpt	22
including 263.0 m	333.0 m	70.0 m	1.0 %	0.07 gpt	4.8 gpt	20

Geological interpretations suggest that the east-dipping mineralization intersected in ES-16, will extend to approximately 650 m below the surface before being cut off by a north-south fault near the collar of drill hole ES-10. The road channel sampling results, combined with the surface drilling, therefore, define a significant volume of higher grade mineralization that starts at the surface and is currently open to the east.

Drill holes ES-17 through ES-24 exhibited narrow intervals ranging from 2.0-12.0 m of relatively lower grade copper mineralization averaging 0.4-0.8% copper, with sporadic 1.0 meter intervals that ranged up to 2.75% copper and anomalous in gold values. The higher grade intervals appear to be associated with highly fractured skarn, and local secondary copper enrichment within relatively shallow depths. Of particular note, was a 1.0 meter intercept at 28.0 m in ES-18 in skarn above an andesite sill that assayed 3.6 gpt gold and was not associated with highly anomalous copper mineralization (0.036% copper).

Drill hole ES-25, intersected hydrothermally altered granodiorite and diorite containing porphyry style, stockwork hosted and disseminated chalcopyrite, bornite and molybdenite mineralization, along with anomalous gold values. This was the first and only hole to explore the porphyry hosted mineralization at Escalones. Anomalous copper mineralization begins at the base of moraine cover at 55 m and extends to a depth of 430 m. Results from drill hole ES-25 included the following mineralized intervals:

Significant Intercepts in ES-25

Depth		Interval	Copper	Gold	Silver	Molybdenum
From (m)	To (m)	Length	percent	grams/ton	grams/ton	Ppm
65.0 m	358.0 m	293.0 m	0.36 %	0.091 gpt	-	12 ppm
including 197.0 m	288.0 m	91.0 m	0.50 %	0.103 gpt	-	12 ppm
including 262.0 m	285.0 m	23.0 m	0.68 %	0.128 gpt	-	6 ppm

ES-25 is located more than 160 m west of the nearest drill hole that intersected skarn mineralization, and is almost a kilometre east of the mineralization exposed in road cuts at Escalones Bajo, which remain to be drill tested.

12.0 Sampling Method and Approach

Sampling during the previous drilling programs generally consisted of selecting 1.0 m intervals so that higher grade intercepts could be identified and understood. In some case, shorter intervals were selected base on visual observations during core logging and mapping to isolate geologically important structures or to characterize the style of mineralization or significant changes in host rock types. Recovery of samples during drilling was very good, with the exception of the bottom section of ES-9 which encountered bad ground conditions and was terminated within a gypsum diaper unit.

Sampling was conducted on the property as part of this evaluation, and consisted of selecting 12 samples that were considered by the author to be representative intervals from core of high, medium and low assay values for copper, silver, and gold. These sample intervals were examined by the author at the core storage facilities, and under his direction, the samples were split and collected for submittal to the lab for analysis. The drill core and log sheets were carefully examined by the author, and the intent of the sampling was to provide an independent check of previous reported assay results and to visually document and verify the observations of mineralization and alteration reported in

previous reports and drill logs. The results of this sampling show that the check samples taken were within a reasonable range of the previously reported values. Each of the samples taken were split from the identical section of available core, using a percussion hand splitter and the collection and bagging of the sample was directly conducted or supervised by the author for submittal to the lab.

The following sample results are compared with assays reported from previous work by GMC, as shown below.

Check Samples for Copper

Drill Hole/ Interval (m)	**Katsura, this report**		**GMC**	
	Sample No.	**Copper %**	**Copper %**	**Sample No.**
ES-25 147.0-147.5 m	73736	1.038%	Included in 72130	Included in 72130
ES-25 147.5-148.0 m	73735	2.642%	Included in 72130	Included in 72130
ES-25 147.0-148.0 m	73735/73736 combined	1.84% combined	1.465%	72130
ES-25 180.0-181.0 m	73737	0.366%	0.320%	72163
ES-25 238.0-239.0 m	73738	1.751%	2.06%	72221
ES-25 566.0-567.0 m	73739	0.207%	0.113%	72549
ES-1 59.0-60.0 m	73740	1.951%	3.182%	46105
ES-1 122.0-123.0 m	73741	0.603%	0.443%	46168
ES-1 366.0-367.0 m	73742	1.008%	1.038%	46384
ES-7 119.0-120.0 m	73743	0.639%	0.271%	51091
ES-7 166.4-167.0 m	73744	5.291%	3.662%	51138
ES-7 364.0-365.0 m	73745	1.418%	1.147%	51336
ES-7 607.0-608.0 m	73746	0.224%	0.163%	51575

Check Samples for Gold

Drill Hole/ Interval (m)	Katsura, this report		GMC	
	Sample No.	Gold gpt	Gold gpt	Sample No.
ES-25 147.0-147.5 m	73736	0.13 gpt	Included in 72130	Included in 72130
ES-25 147.5-148.0 m	73735	0.11 gpt	Included in 72130	Included in 72130
ES-25 147.0-148.0 m	73735/73736 combined	0.112 gpt combined	0.112	72130
ES-25 180.0-181.0 m	73737	0.26 gpt	0.564 gpt	72163
ES-25 238.0-239.0 m	73738	0.14 gpt	0.290 gpt	72221
ES-25 566.0-567.0 m	73739	0.03 gpt	0.073 gpt	72549
ES-1 59.0-60.0 m	73740	0.36 gpt	0.073 gpt	46105
ES-1 122.0-123.0 m	73741	0.07 gpt	0.055 gpt	46168
ES-1 366.0-367.0 m	73742	0.02 gpt	0.107 gpt	46384
ES-7 119.0-120.0 m	73743	0.37 gpt	0.029 gpt	51091
ES-7 166.4-167.0 m	73744	0.83 gpt	0.488 gpt	51138
ES-7 364.0-365.0 m	73745	0.21 gpt	0.095 gpt	51336
ES-7 607.0-608.0 m	73746	0.03 gpt	0.02 gpt	51575

There were twelve samples analyzed for this report, two of these samples were components of one contiguous sample interval previously reported by the Corporation (No. 72130). For this report this interval was originally taken as two samples based on the observed presence of visual copper mineralization, and are shown above. The two samples are also shown combined and averaged so that they can be compared to the previous reported data for this interval, thus there are eleven "comparable" check sample intervals considered here. These eleven samples all show values for copper mineralization, with eight of the samples showing copper values greater than those previously reported, up to 235% of previous assay values, with the average of all eleven samples being 30% higher than those previously reported by the Corporation. Of the eleven comparable check sample results taken for this report and shown above, all samples show detectable levels of gold, with: four samples greater than, five samples lower than, and two samples comparable to those values previously reported by the Corporation. In general, the results of the sampling confirmed the tenor of the mineralization reported by the Corporation, with the understanding that there is an

expected level of variation of $\pm$ 20% in any individual sample interval for copper, and possibly a higher degree of variability among gold values because of the overall lower threshold values.

13.0 Sample Preparation, Analysis and Security

All assays were preformed independently by ACME Analytical Laboratories S.A. in Santiago, Chile, using AA analytical methods. Internal checks were preformed through standards and the re-analyzing of certain samples.

All samples were collected by, or under the direct supervision of a "Qualified Person" responsible for the program. Emphasis was placed on quality control and the proper handling and numbering of all samples. Samples were analyzed by ACME Laboratory located in Santiago, Chile. Silver and gold were analyzed using fire assay and the AA (Atomic Adsorption) method while copper was analyzed by AA. The ACME Laboratory in Santiago is not currently certified. However, Acme Analytical Labs Ltd. in Vancouver, the head office, is fully ISO 9001:2000 certified. Dr. Lawrence A. Dick, Executive Vice President, Exploration for General Minerals Corporation at the time, is the Qualified Person on the Escalones Project as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Dr. Dick has been assisted by Mr. Felipe Malbran, now Exploration VP for GMC's South American projects.

For the check samples collected for this report, the author bagged each sample, affixed the sample tag, described the samples taken, and prepared the sample submittal for delivery to ACME Laboratory located in Santiago, Chile. The sampling methods were considered by the author to be adequate to ensure that samples taken were secure and would produce meaningful results for the intent of fulfilling the requirements of this report. The check samples were sent by courier to ACME laboratories in Santiago, Chile for fire assay and atomic adsorption analysis and then are sent to ACME, Vancouver for ICP analysis. Results are checked by re-analysis of 9% of the samples by ACME laboratories in Chile who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. The Chilean laboratory is not ISO 9001:2000 certified, however the Vancouver laboratory has ISO 9001:2000 certification. When results are received they are checked for their geological reasonableness and the field locations are cross-referenced with assay sheet sample numbers to check accuracy. The analysis procedure used was gold fire assay on a 30 gm sample and ICP 30 elements. All the results (Ag, Cu, Mo, Pb & Zn) over the detection limits were re-analysed by Atomic Adsorption ("AA").

14.0 Data Verification

All data has been reviewed and verified by the author as being accurate to the extent possible. Samples were collected and prepared for shipment to the lab by the author and to the extent possible all geologic information was reviewed and confirmed in the field. The laboratory check samples conducted and the checks for geological reasonableness of

the data by the author, in conjunction with the independent samples taken for this report provide adequate and good verification of the data.

15.0 Adjacent Properties

The land position held by the Corporation covers an extensive area surrounding the known exposures of mineralization at Escalones, as well as a potential facilities site nearby.

16.0 Interpretation and Conclusions

The Escalones property lies within the Miocene to Pliocene age Pelambres-El Teniente Porphyry copper belt, which hosts the world's largest porphyry copper deposit at El Teniente, as well as other large copper deposits at Los Bronces-Andina, and Pelambres. Previous work at Escalones has demonstrated that copper mineralization occurs in two forms, as high grade copper skarn and structurally controlled mineralization hosted by altered sediments and intrusive dikes and sills, and as disseminated and stockwork mineralization hosted by an underlying intrusive granodiorite stock. Rock geochemistry, from surface and drill hole samples, show anomalous levels of gold and molybdenum that are spatially associated with the copper mineralization. This spatial relationship may also be due to separate pulses of mineralization or zoning within a much larger porphyry system.

The principal mineralization observed at Escalones consists of metasomatic or skarn-type mineralization hosted by calcareous sediments overlying and adjacent to an intrusive porphyry system. High grade copper ores (>10% copper) were historically mined at Escalones from exposures of magnetite skarn at Escalones Alto and prospects along Escalones Bajo, and previous drilling has demonstrated that high grade magnetite skarn extends to the east and south from outcroppings at Escalones Alto. Drill intercepts of skarn, up to 113 m, exhibit grades of >1.0% copper with localized intervals grading up to 3.6 gpt gold. Individual narrower drill intervals of 40-75 m contain grades averaging 1.7% copper and values up to 0.48 gpt for gold.

In addition to the skarn mineralization, the previous drilling has encountered copper mineralization as disseminated and stockworks hosted in a sequence of non-calcareous pelitic hornfels, which underlies the skarn, and as disseminated and stockworks hosted by a variety of intrusive rocks, including andesite sills and dikes, and the granodiorite stock. In the Escalones Bajo area, anomalous rock geochemistry in road cuts indicate a stockwork style of mineralization in area that has yet to be drill tested. Of particular interest, is the last hole drilled at the property, ES-25, that intercepted intrusive-hosted porphyry style mineralization in the granodiorite beneath the Meseta, between Escalones Alto and Escalones Bajo. Drilling results show 293 m grading 0.36% copper and 0.09 gpt gold within the granodiorite. It is strongly suggestive that both the porphyry and skarn mineralization targets in the project area may be genetically related and components to a larger porphyry system.

SP geophysics has produced several anomalies indicating the presence of buried sulfide mineralization, which has in part been supported by some of the drilling intercepts. The analysis of this data suggests that there may be a broad anomaly beneath and to the southeast of the Meseta, which may indicate a deep-seated feature and of sufficient size to be porphyry related. Other SP anomalies appear to be related to extensions of skarn mineralization to the east and southeast of Escalones Alto, towards the Rio Arguelles.

The data reviewed by the author is considered to reliable and of sufficient quality and density across the property to support the evaluation of the previous work and to be used as a basis for recommending further exploration at the Escalones property. Supporting data from drilling intercepts, structure, geochemistry and geophysics both skarn and porphyry copper targets on the Escalones property, strongly suggest the potential for a deep porphyry target, and possible structural controls on higher grade gold mineralization within the skarn and intrusive host rocks. The topography of the property would also be conducive to relatively low stripping ratios if the shallow structural and skarn copper targets could be exploited in part by surface mining methods. This report meets the objective of providing a summary, review and verification of the exploration work completed to date at the Escalones property.

17.0 Recommendations

A comprehensive analysis of the geological and geophysical data is recommended to develop specific target goals for the next phase of drilling. This would build on the success of the geophysical survey, and the current understanding of the geology and structural controls to mineralization, and modeling the geochemical data from previous drilling and rock-chip sampling. The integration of this data will aid in developing a strategy to prioritize drilling to: 1) extend areas of known skarn mineralization and further refine an understanding of important controls to high-grade copper ore within the host sedimentary package, including possible geological controls to high grade gold mineralization; 2) explore the eastern extension of skarn mineralization towards the Rio Arguelles; 3) use geophysical data and conduct additional geological mapping to examine the Mancha Amarilla area for potential porphyry style drill targets, and 4) test the deeper porphyry and structural targets that lie beneath the Meseta and in the Escalones Bajo sectors, respectively.

It is recommended that a Joint Venture Partner be pursued to assist in participating in further drilling of the various targets identified at the Escalones project.

An estimate of US$75,000 would be required during 2004, which would include US$45,000 to maintain the option agreement, and to perform road maintenance to allow access between the base camp and the Escalones Alto sector of the property, continue geologic mapping and sampling in the Mancha Amarilla area, conduct possible extensions or refinements of the SP geophysical grid, and to organize a comprehensive project file and prepare a strategic plan for the next phase of drilling.

5-19-2004

18.0 References

Arcos, Rodrigo, 2000, *Proyecto Escalones Informe Geologico, Temporada 1999-2000*, Unpublished report for GMC Chile SCM, p. 10.

Arnott, Alexandra M; Zentilli, Marcos, 2000, Evolution of the potassic alteration assemblage at the Chuquicamata porphyry copper deposit, Chile, Abstracts and Programs, Geological Society of America, v. 32, no. 7, p. 138.

Carlos, K.G., 1960, *Geologica de le Cordillera de los Andes de Chile Central* in: Insituto de Investigaciones Geologicas Chile, Boletin No. 8.

Charrier, Reynaldo, 1981, Mesozoic and Cenozoic Stratigraphy of the Central Argentinian-Chilean Andes (32-35 S) and chronology of their tectonic evolution, Beitraege zum VII Geowissenschaftliche Lateinamerika-Kolloquium, Zentralblatt fuer Geologie und Paleontologie, Teil I: Allgemeine, Angewandte, Regionale und Historische Geologie 3-4, p. 344-355.

Glover, J. Keith, 1999, Summary Report: Structural Geology of the Escalones Property, Unpublished report for GMC Corporation, p. 30.

Guilbert, John M. and Park, Charles F., 1975, The Geology of Ore Deposits, W.H. Freeman and Company, New York, p. 985.

Hallam, A.; Biro-Bagoczky, L.; Perez, E., 1986, Facies Analysis of the Lo Valdes Formation (Tithonian-Hauterivian) of the High Cordillera of central Chile, and the palaeogeographic evolution of the Andean Basin, Geological Magazine, v. 123, no. 4, p. 425-435.

Klohn Giehm, Carlos, 1960, Geologia de la Cordillera de los Andes de Chile central, provincias Santiago, O'Higgins, Colchagua y Curico, in Instituto de Investigaciones Geologicas, Boletino No. 8.

Kurtz, Andrew C.; Kay, Suzanne M.; Charrier, Reynaldo, and others, 1997, Revista Geologica de Chile, v. 24, no. 1, p. 75-90.

Maus, Daniel, 1997, *Escalones Project, Santiago Metropolitan Region, Chile*, Unpublished Company Report for GMC Corporation, p. 15.

Maus, Daniel, 1999, *Escalones*, Unpublished Company Report for GMC Corporation, p. 18.

Osterman, C., 1997, Fluid Inclusion at Escalones (James Reynolds of Fluid Inc.), Unpublished Company Report for GMC Corporation.

Ramos, Victor A., 1988, The tectonics of the Central Andes; 30° to 33° S latitude, Geological Society of America, Special Paper 218, p. 31-54.

Rojas Gomez-Lobo, Javier, 1999, *Proyecto Escalones Region Metropolitana, Chile, Resultados e Interpretacion Trabajos Realizados*, Unpublished Company Report for GMC Corporation, p. 29.

Sillitoe, R.H., 1976, Andean Mineralization – a model for the mineralization of convergent plate margins, Geological Association of Canada, Special Paper 14, p. 59-100.

Sillitoe, R.H., 1991, Gold-rich Porphyry Copper Deposits: Geological Model and Exploration Implications, in Kirkham, R.V., Sinclair, W.D., Thorpe, R.I., and Duke, J.M., eds., Mineral Deposit Modeling: Geological Association of Canada, Special Paper 40, p. 465-478.

Vergara, M.; Charrier, R.; Munizaga, F.; Rivano, S.; Sepulveda, P.; Thiele, R.; Drake, R., 1988, Miocene volcanism in the central Chilean Andes (31 degrees 30' S – 34 degrees 35'S), Journal of South American Earth Sciences, v. 1, no. 2, p. 199-209.

Westra, Gerhard, Ph.D., 1999, *An Evaluation of the Escalones Copper Skarn Prospect, Region Metropolitana, Chile*, Unpublished Company Report for ASARCO Exploration Company-Chile, p. 10.

Williams, H. and McBirney, A. R., 1979, Volcanology, Freeman, Cooper, and Co., San Francisco, CA, p. 397.

APPENDIX I

Certification of Qualification

Certificate of Qualification

I, Kurt T. Katsura, of P.O. Box 51346, Eugene, Oregon do hereby certify that:

1. I am a registered Professional Geologist in the State of Oregon, OR RG # 1221 and hold the designation of Consulting Geologist.
2. I hold degrees of Geology and I hold the degree of Bachelor of Science (1981) and a Master of Science (1988), both from the University of Oregon.
3. I have been practicing my profession since 1982 (22 years).
4. I was retained by GMC Corporation to collect data and write a report on the Escalones Property, located in Santiago Metropolitan Region, Chile. I have visited the property on April 6, 2004 and have spent a total of 4 days reviewing previous geological data, drill core, assay results, and technical reports on the subject property.
5. I have not received and do not expect to receive any interest, either direct or indirect, in any properties of GMC Corporation and I do not beneficially own, either direct or indirect, any securities of GMC Corporation. I am independent of GMC Corporation.
6. I have read the National Instrument 43-101 and Form 43-101F1. This report has been written in compliance with the National Instrument 43-101 and Form 43-101F1.
7. I am responsible for all sections of this report.
8. This report is based on a review of data, observations made, and samples taken during my visit to the Escalones Property on April 6, 2004, and that I am a "qualified person" as described in section 8.1 of NI-43-101.
9. I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

Eugene, Oregon
May 19, 2004

Kurt T. Katsura, RG
Consulting Geologist


REGISTERED PROFESSIONAL
OREGON
KURT T. KATSURA
GEOLOGIST

CONSENT

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland

I, Randall L. Moore, do hereby consent to the filing of the written disclosure of the technical report titled "Report on Gold Coin Property Cochise County, Arizona" and dated May 19, 2004 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Annual Information Form of General Minerals Corporation dated May 19, 2004, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of General Minerals Corporation contains any misrepresentation of the information contained in the Technical Report.

DATED this 19th day of May, 2004.

Randall L. Moore 5/19/04

Randall L. Moore (PRG)

TOR_LAW\ 5736928\1

File No: 82-34810

CONSENT

TO: **British Columbia Securities Commission**
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland

I, Kurt T. Katsura, do hereby consent to the filing of the written disclosure of the technical report titled "Report on Laurani Property Department of La Paz, Bolivia" and dated May 19, 2004 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Annual Information Form of General Minerals Corporation dated May 19, 2004, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of General Minerals Corporation contains any misrepresentation of the information contained in the Technical Report.

DATED this 19th day of May, 2004.

5-19-2004

Kurt T. Katsura (RG)

TOR_LAW\ 5736931\1

CONSENT

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland

I, Randall L. Moore, do hereby consent to the filing of the written disclosure of the technical report titled "Report on Monitor Property Pinal County, Arizona" and dated May 19, 2004 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Annual Information Form of General Minerals Corporation dated May 19, 2004, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of General Minerals Corporation contains any misrepresentation of the information contained in the Technical Report.

DATED this 19th day of May, 2004.

Randall L. Moore 5/19/04

Randall L. Moore (PRG)

TOR_LAW\ 5736929\1

File No: 82-34810

CONSENT

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland

I, Kurt T. Katsura, do hereby consent to the filing of the written disclosure of the technical report titled "Report on Escalones Property Santiago Metropolitan Region, Chile" and dated May 19, 2004 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Annual Information Form of General Minerals Corporation dated May 19, 2004, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of General Minerals Corporation contains any misrepresentation of the information contained in the Technical Report.

DATED this 19th day of May, 2004.

Kurt T Katsura
5-19-2004

Kurt T. Katsura (RG)

TOR_LAW\ 5736934\1

File No: 82-34810

GENERAL MINERALS CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the Shareholders of **GENERAL MINERALS CORPORATION** (the "Corporation") will be held at The Ontario Club, 30 Wellington Street West, Commerce Court South Building, Toronto, Ontario on Thursday, June 17, 2004 at 4:00 p.m. (Toronto time), for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2003, together with the auditors' report thereon;

2. to elect the directors of the Corporation;

3. to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4. to consider, and if thought appropriate, pass, with or without variation, a resolution to amend the Corporation's share option plan by increasing the number of shares issuable upon the exercise of options granted thereunder to a maximum of 1,000,000;

5. to consider and, if thought appropriate, pass, with or without variation, a resolution to approve, in advance, the issuance by the Corporation of common shares in one or more private placements; and

6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company, 320 Bay Street, 6th Floor, P.O. Box 1, Toronto, Ontario M5H 4A6 so as to arrive not later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

BY ORDER OF THE BOARD

Ralph G. Fitch
President and Chief Executive Officer

Vancouver, British Columbia
May 3, 2004

File No: 82-34810

GENERAL MINERALS CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (this "Circular") is furnished in connection with the solicitation by management of General Minerals Corporation (the "Corporation") of proxies to be used at the Annual and Special Meeting (the "Meeting") of the shareholders of the Corporation to be held at The Ontario Club, 30 Wellington Street West, Commerce Court South Building, Toronto, Ontario, Canada on Thursday, June 17, 2004 at 4:00 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the "Notice of Meeting"). It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or regular employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor. **The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation.** The total cost of the solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy accompanying this Circular are directors of the Corporation. A shareholder of the Corporation has the right to appoint a person other than the persons specified in such form of proxy (who need not be a shareholder of the Corporation) to attend and act for such shareholder and on behalf of such shareholder at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the manner set forth in the accompanying Notice of Meeting.

A shareholder who has given a proxy may revoke it: (i) by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder's attorney authorized in writing, with CIBC Mellon Trust Company, 320 Bay Street, 6th Floor, P.O. Box 1, Toronto, Ontario M5H 4A6 or at the registered office of the Corporation up to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting or any adjournment thereof; (ii) by depositing such instrument in writing with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

Exercise of Discretion

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions contained therein. **In the absence of such specifications, such shares will be voted FOR each of the matters referred to herein.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of the Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many holders of common shares, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their common shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, most of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. In Canada, without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that the common shares are duly registered in their name.**

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP mails a scanable voting instruction form in lieu of a form of proxy and asks Beneficial Shareholders to return the instruction forms to ADP. Alternatively, Beneficial Shareholders can either call their toll free telephone number to

vote their common shares, or access ADP's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote common shares directly at the Meeting - the voting instruction form must be returned to ADP or, alternatively, instructions must be received by ADP well in advance of the Meeting in order to have the common shares voted.**

Record Date

The directors have fixed May 3, 2004 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Only shareholders of record on such record date are entitled to vote at the Meeting.

Voting Securities and Principal Holders Thereof

As of May 3, 2004, there were 8,937,577 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, the only persons or companies beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the issued and outstanding common shares of the Corporation are as follows:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Exploration Capital Partners 2000 Limited Partnership and Global Resource Investments Ltd.	1,673,673	18.7%

BUSINESS OF THE MEETING

Election of Directors

At the Meeting, it is proposed that five directors be elected. Each nominee for election as a director is currently a director of the Corporation. All directors so elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled for the election of the nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors. Management of the Corporation does not contemplate that any nominee will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

Nominee	Positions(s) held with Corporation	Principal Occupation	Year became a Director	Number of Common Shares Owned[3]
Ralph G. Fitch	President, Chief Executive Officer, Chairman, and Director	Officer of the Corporation	1994	180,533
Lawrence A. Dick	Director and Executive Vice-President	President, Continuum Resources Ltd. (resource company)	1994	70,191
Murray Sinclair[1][2]	Director	Managing Director, Quest Capital Corp. (merchant bank)	2003	—
Michael Winn[1][2]	Director	President, Terrasearch Inc. (consulting company providing analysis on mining and energy companies)	2003	40,000[4]
Tina M. Woodside[1][2]	Director	Partner, Gowling Lafleur Henderson LLP (law firm)	2002	—

Notes

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) The information as to the number of common shares beneficially owned or over which control or direction is exercised has been furnished by the respective director.

(4) Owned by MDW & Associates LLC, of which Michael Winn is a shareholder.

All the foregoing persons have held their present principal occupations as set out above during the past five years except for Lawrence A. Dick who, prior to September 9, 2001, was Executive Vice-President, Exploration of the Corporation and Murray Sinclair who prior to July 2003 was President, Quest Investment Corporation (publicly traded merchant bank) and prior to July 2002 was President, Quest Ventures Ltd. (private merchant bank).

The Corporation does not have an Executive Committee.

Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants. Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors. PricewaterhouseCoopers LLP, Chartered Accountants, was first appointed as auditors of the Corporation on May 12, 1995.

Amendment to Share Option Plan

The Corporation proposes to amend its share option plan (the "Plan") to increase the maximum number of common shares which may be made the subject of options granted thereunder to replace the 10,000 common shares which have been issued under the Plan since its last amendment and to make available an additional 530,000 common shares for issuance upon the exercise of options granted under the Plan. The effect of the amendment is that an aggregate of 1,000,000 common shares will be available for issuance upon the exercise of options issued or to be issued under the Plan. A description of the Plan is included under the heading "Statement of Executive Compensation – Share Option Plan".

At special meeting held on February 7, 2001, shareholders of the Corporation approved an increase in the number of common shares available for issuance under the Plan to a maximum of 4,700,000 (470,000 post-consolidation), representing approximately 12.4% of the then outstanding common shares of the Corporation. Due to the exercise of options since the February 7, 2001 special meeting and as a result of a share consolidation that occurred in June 2003, the number of common shares available for issuance under the Plan is currently 460,000, of which the Corporation has granted options to purchase an aggregate of 365,000 common shares.

The Corporation currently has 8,937,577 common shares outstanding. Due to several private placements and warrant exercises since the Plan was last increased in February 2001, the number of shares currently available for issuance (460,000) represents approximately 5.14% of the Corporation's current outstanding shares, down from 12.4% at the time the Plan was increased in 2001.

The Corporation proposes to amend the Plan to increase the number of common shares available for issuance thereunder to 1,000,000 common shares. Assuming that the proposed amendment is approved by shareholders of the Corporation in the manner requested, the number of common shares available for issuance pursuant to options granted under the Plan will represent approximately 11.2% of the issued and outstanding shares of the Corporation.

The Toronto Stock Exchange (the "TSX") requires that the shareholders of the Corporation approve the proposed amendment to the Plan and, accordingly, shareholders will be asked to consider and, if thought appropriate, to approve the proposed amendment to the Plan.

The directors of the Corporation have unanimously approved the proposed amendment to the Plan and recommend to shareholders of the Corporation that they vote FOR the proposed amendment to the Plan.

In order to be effective, the resolution to approve the amendment to the Plan must be approved by a majority of votes cast in respect thereof excluding votes attaching to securities beneficially owned by "insiders" (as defined by the TSX) who could receive common shares thereunder and their associates. Accordingly, the votes attaching to securities beneficially owned by directors and officers of the Corporation and their associates (representing approximately 290,724 votes) will be excluded in counting the votes cast to approve the adoption of the Plan.

If no choice is specified in the proxy, the persons named in the enclosed form of proxy intend to

vote at the Meeting FOR this resolution.

Advance Shareholder Approval of Private Placements

Under the rules of the TSX, the aggregate number of shares of a listed company that may be issued or made subject to issuance (i.e. issuable under a share purchase warrant, option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"). The application of the TSX 25% Rule may therefore restrict the availability of funds that the Corporation may wish to raise in the future by private placement of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to retain flexibility for the Corporation to raise working capital and exploration and development money by way of private placement financing, if necessary. The TSX has a working practice that it will accept advance approval by the shareholders in anticipation of private placement transactions that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital at May 3, 2004 was 8,937,577 common shares. The Corporation proposes that the maximum number of common shares that would be subject to issue under one or more private placement transactions in the next 12 month period not exceed 4,000,000 common shares.

Any private placement undertaken by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Corporation;

(b) it cannot materially affect control of the Corporation;

(c) it must be completed within a 12 month period following the date the advance shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSX, which currently require that the price per security must not be lower than the closing market price of the security on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

In any event, the TSX retains the discretion to decide whether or not a particular placement is

"substantially" at arm's length or will "materially affect control", in which case specific shareholder approval may be required.

It is possible that the Corporation may have the opportunity to enter into one or more private placements in the next 12 months that will make issuable such number of its treasury shares, taking into account any common shares of the Corporation that may be issued upon exercise of any warrants or options granted in connection with such private placements, that will exceed the TSX 25% Rule. The directors of the Corporation believe that passing of this resolution is in the best interests of the Corporation and unanimously recommend that shareholders vote FOR the resolution. In the event the resolution is not passed, the TSX will not approve any private placement transactions that result in the issuance or possible issuance of a number of shares that exceeds the TSX 25% Rule, without specific shareholder approval. Such restriction could impede the Corporation's timely access to required funds and may increase the costs associated with any issuances of its securities.

If no choice is specified in the proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR this resolution. In order to be effective, this resolution must be approved by a majority of votes cast in respect thereof at the Meeting.

EXECUTIVE COMPENSATION

Summary Compe nsation Table

The following table (presented in accordance with the regulation (the "Regulation") made under the *Securities Act* (Ontario)) sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2003, 2002, and 2001 (to the extent required by the Regulation) in respect of the individual who was, at December 31, 2003, the Chief Executive Officer of the Corporation (the "Named Executive Officer"). There were no executive officers of the Corporation in 2003 whose total salary and bonus exceeded $100,000.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary[1] (US$)	Bonus ($)	Other Annual Compen-sation[2] ($)	Securities Under Options/ SARs Granted(#)	Restricted Shares or Restricted Share Units($)	LTIP Payouts ($)	All other Compen -sation[3] (US$)
Ralph G. Fitch, President, Chief Executive Officer and Chairman	2003	51,224	~	~	25,000	~	~	~
	2002	50,000	~	~	33,500	~	~	66,831
	2001	141,278	~	~	2,000	~	~	162,594

Notes

(1) Disclosed and paid in U.S. dollars.

(2) Value of perquisites and other personal benefits does not exceed the lesser of $50,000 and 10% of the annual salary and bonus.

(3) Disclosed and paid in U.S. dollars. Premium for Term Life Insurance plus severance payments paid, payable or accrued in 2002 and 2001.

Share Option Plan

The Corporation established a share option plan (the "Plan") during 1995 for the benefit of full-time and part-time employees, officers and directors of the Corporation and affiliated companies, which may be designated from time to time by the board of directors.

Under the Plan, options for the purchase of common shares may be granted to employees and directors of the Corporation and designated affiliates. Subject to the requirements of the Plan, the directors have the authority to select those directors and employees to whom options will be granted, the number of options to be granted to each employee and director and the price at which common shares may be purchased. The exercise price for purchasing common shares cannot be less than the closing price of the common shares on the TSX on the last trading day immediately preceding the date of grant of such option. Each option, unless sooner terminated pursuant to the provisions of the Plan, will expire on a date to be determined by the directors at the time the option is granted, which date will not be later than 10 years from the date the option was granted. Each option becomes exercisable as to 33 1/3% on a cumulative basis, at the end of each of the first, second and third years following the date of grant, except to the extent earlier vesting is determined by the directors. The aggregate number of common shares reserved for issuance to any one person shall not exceed 5% of the common shares then outstanding. The aggregate number of common shares made available under the Plan is limited to 470,000 (4,700,000 prior to the June 2003 share consolidation), of which 10,000 post-consolidation common shares have been issued on the exercise of options.

The following table (presented in accordance with the Regulation) sets forth stock options granted under the Plan during the fiscal year ended December 31, 2003 to the Named Executive Officer:

Option Grants during the Most Recently Completed Financial Year

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise Price[(1)] ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Ralph G. Fitch	25,000	23.3	1.25	1.25	May 30, 2008

Notes

(1) The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Corporation's share capital.

The following table (presented in accordance with the Regulation) sets forth details of the fiscal year-end value of unexercised options on an aggregated basis:

Fiscal Year-End Option Values

Name	Unexercised Options at Fiscal Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End [(1)] ($) Exercisable/Unexercisable
Ralph G. Fitch	131,000/20,000[(2)]	$108,475/0

__Notes__

(1) The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2003, less the exercise price of the stock options.

(2) These options vest upon the date a bankable feasibility study or similar document is completed on a property in which the Corporation has an interest.

Employment Contracts

The only Named Executive Officer currently employed by the Corporation is Mr. Fitch, who is employed at an annual salary of US$120,000 as of January 1, 2004. Under the terms of Mr. Fitch's employment arrangement with the Corporation, Mr. Fitch's employment may be terminated by either the Corporation or by Mr. Fitch upon 30 days written notice without additional compensation or consideration.

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability insurance for the officers and directors of the Corporation which provides coverage in the amount of $2,000,000 in each policy year. The deductible amount on the policy is $50,000 and the total annual premium for the policy is $23,500.

Compensation of Directors

No cash remuneration was paid during 2003 to directors of the Corporation in their capacities as directors. Directors of the Corporation are eligible to participate in the Corporation's share option plan. During the year ended December 31, 2003, options to acquire a total of 15,000 common shares were granted to three non-management directors of the Corporation at an exercise price of $1.25 per share. A grant of options to acquire a total 25,000 common shares at $1.25 was made to the Executive Vice-President who is also a director.

Report on Executive Compensation For the Year Ended December 31, 2003

The Corporation's executive compensation programme (the "Programme") is administered by the Compensation Committee. The Programme is designed to provide both short and long term rewards to the Corporation's executive officers that are consistent with their individual and corporate performance and their contribution to the Corporation's objectives. The Programme consists of a combination of base salary, cash bonuses, share options and benefits such as disability, medical and dental insurance. Levels of compensation are directly related to the Corporation's financial condition and corporate performance, which is measured in relation to achievement of exploration and development objectives, as well as relative performance within the financial markets.

Base salary is determined based on the executive's level of responsibility, the importance of the position to the Corporation and the individual's contribution to the Corporation's performance. In recommending the number of options to be granted, the Compensation Committee considers the number and value of outstanding options held by each executive officer.

In recent years, options to acquire common shares under the Corporation's share option plan have been given increasingly greater consideration when establishing executive compensation given the Corporation's limited financial resources. However in 2003, given the significant improvement in the Corporation's financial condition, the Compensation Committee determined that it would be more appropriate to return the emphasis on cash compensation paid to executive officers to prior levels and to decrease the emphasis on stock options in determining executive compensation.

During 2003, the Compensation Committee reviewed the Chief Executive Officer's base salary and determined that an increase was appropriate. As part of its review, the Compensation Committee reviewed the compensation paid to the chief executive officers of other junior mining companies, as well as the results achieved by the Corporation during 2003 relative to the corporate objectives. In 2001, the base salary of Mr. Fitch had been reduced by approximately 30% to reflect the state of the industry and management's objective to control cash outflows and was further reduced in 2002 voluntarily to US$50,000 per year as a reflection of the Corporation's then financial condition. On January 1, 2004, Mr. Fitch's salary was increased to US$120,000 per year to be more in line with the base salaries paid to chief executive officers of other junior mining companies considered by the Compensation Committee to be in the Corporation's peer group.

The foregoing report was furnished by the Compensation Committee of the Corporation:

Tina Woodside (Chair)
Murray Sinclair
Michael Winn

Shareholder Return Performance Graph

The chart below compares the percentage change in the cumulative total shareholder return on a $100 investment in common shares to the cumulative total shareholder return of the S&P/TSX Composite Index for the five-year period commencing December 31, 1998 and ending December 31, 2003.

Comparison of Cumulative Total Shareholder Return on a $100 Investment in Common Shares of the Corporation and the S&P/TSX Composite Index



$150
$100
$50
$0
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
The Corporation
The S&P/TSE Composite Index

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is currently undertaking a significant review of its corporate governance polices and practices in light of recent amendments to corporate governance practices and best practices standards in Canada. Following completion of this review, the Corporation expects to adopt the following:

- a written mandate for the Board;
- a written charter for the Audit Committee, the Compensation Committee and a newly formed Nominating Committee;
- a code of business conduct and ethics;
- a written corporate disclosure policy; and
- a revised insider trading policy.

Once adopted, the foregoing will be posted on the Corporation's website at www.generalminerals.com.

Board Meetings

The Board meets regularly to review the activities and financial results of the Corporation and as necessary to review and consider significant impending actions of the Corporation. The Board met formally 13 times during 2003 and acted four additional times through unanimous resolution. Additionally, in 2003 there were and will continue to be, numerous informal discussions between the Chair and the non-management directors.

Board Mandate

The mandate of the Board is to supervise the management of the business and affairs of the Corporation and to act in the best interests of the Corporation. The Board discharges its responsibilities either directly or through the Audit Committee or Compensation Committee. The Board approves all significant decisions that affect the Corporation before they are implemented and is ultimately responsible for the approval and implementation of the Corporation's strategic plan.

Composition of the Board

The Board is currently comprised of five directors, of which two are also executive officers of the Corporation: Ralph Fitch – President, Chief Executive Officer and Chairman and Lawrence Dick – Executive Vice-President. In the view of the Board, these relationships do not impair the ability of the Board to act independently of management. The Board has concluded that the other three directors are unrelated, as defined in the TSX Guidelines.

Nominating Committee and Board Assessment

At present, the full Board is responsible for nominating and assessing the effectiveness of the Board, its committees and individual directors. The Board did not consider it necessary to formally assess the effectiveness of the Board in 2003. The Board is sufficiently small to permit all directors to have input on matters on a regular basis and to informally assess the performance of the Corporation throughout the year. However, as part of its review of its corporate governance practices, the Board expects to appoint a nominating committee comprised entirely of unrelated directors and to commence annual formalized assessments of the effectiveness of the Board, its committees and individual directors.

Compensation of Directors

Mr. Fitch is compensated in accordance with the terms of his employment with the Corporation. All directors are eligible to participate in the Corporation's stock option plan and, in 2003, no cash remuneration was paid to directors of the Corporation in their capacities as directors. Commencing January 1, 2004, the Corporation pays non-management directors an annual retainer of $6,000 and the chair of each committee an annual retainer of $3,000. In addition, non-management directors are now paid meeting attendance fees of $1,000 for each meeting attended in person and $500 for each meeting attended by conference call.

Committees

The Board had two committees during 2003: the Audit Committee and the Compensation Committee. Both committees consist of three members, all of whom are non-management and unrelated directors.

The Audit Committee reviews the annual financial statements and the interim financial statements and recommends their approval by the full Board. The Audit Committee considers the nature and scope of the annual audit, evaluates the performance of the external auditors and recommends the appointment of the independent accountants. This committee also considers the adequacy of internal controls implemented by management. During 2003, the Audit Committee was comprised of Messrs. Sinclair and Winn and Ms. Woodside, with Mr. Sinclair serving as chairperson.

The Compensation Committee reviews the compensation of the President and Chief Executive Officer annually and reviews and makes recommendations concerning the Corporation's share option plan, including grants thereunder. The Compensation Committee is currently comprised of Messrs. Sinclair and Winn and Ms. Woodside, with Ms. Woodside serving as the chairperson.

Expectations of Management

The Board believes it is critical that management of the Corporation provides complete and accurate information with respect to the business and affairs of the Corporation and an analysis of the minerals exploration industry. The Board believes that, to date, management has provided detailed information that has allowed the Board to be effective in supervising the business and affairs of the Corporation.

Approval by Board

The Board approves the Corporation's strategic plan and operating budget prepared by management annually. All transactions or matters of a material nature or that are outside of or would have a material impact on the strategic plan are presented by management for prior approval by the Board. It has been the experience to date of the Board that they have been kept well informed as to the business and affairs of the Corporation and that the matters that have been brought forward for their approval have been appropriate.

Shareholder Feedback

The Vice-President of Investor Relations responds to inquiries from shareholders and other interested parties. In addition, other appropriate officers of the Corporation provided information to shareholders from time to time throughout 2003.

Compliance with TSX Guidelines

The TSX has adopted guidelines (the "TSX Guidelines") that are intended to assist listed companies in their approach to corporate governance. The TSX Guidelines require TSX listed companies to disclose on an annual basis the company's approach to corporate governance. The

following summarizes the Corporation's corporate governance practices with reference to the TSX Guidelines.

Does GMC <u>Align?</u>	*<u>TSX Corporate Governance Guideline</u>*
Yes	*1. The Board should explicitly assume responsibility for stewardship of the Corporation.*

The mandate of the Board is to supervise the management of the business and affairs of the Corporation and, in doing so, to act in the best interests of the Corporation. The Board discharges its responsibilities either directly or through its committees. The Board approves all significant decisions that affect the Corporation before they are implemented and is ultimately responsible for the implementation of the Corporation's strategic plan. The Board receives regular feedback from management as to the implementation of the Corporation's strategic plan and reviews operational and financial results with management.

As part of its overall stewardship responsibility, the Board should assume responsibility for the following matters:

Yes *(a) adoption of strategic planning process*

The Corporation's primary business focus is to maximize exposure to mineral exploration discovery through early stage exploration, conducted either in-house or through groups of geologists funded by the Corporation, in order to identify properties with discovery potential and then to seek joint venture partners to fund further exploration and add expertise. At the beginning of each calendar year, management presents the strategic plan and operating budget for the year which is reviewed and approved by the Board. The strategic planning process is used to identify new exploration opportunities and to assist in the evaluation of projects as they progress. The Board discusses and reviews materials relating to the strategic plan with management and it is reviewed, discussed and updated throughout the year at subsequent Board meetings.

Yes *(b) identification of principle risks, and implementing risk management systems*

The strategic planning process assists the Board in the identification of the principal risks of the Corporation. The Audit Committee is responsible for ensuring that appropriate risk management systems and policies are implemented and meets regularly with the Chief Financial Officer and external auditor to review significant risk areas. The Audit Committee ensures that those risks are understood and appropriately managed by management.

Yes *(c) succession planning and monitoring senior management*

The President and Chief Executive Officer of the Corporation periodically reports to the Board on his evaluation and recommendation concerning senior management of the Corporation. At present, the Corporation has four executive officers, being the President and Chief Executive Officer, the Executive Vice-President, the Vice-President of South American Exploration and the Vice-President of Investor Relations. The Board is responsible for monitoring the performance of the Chief Executive Officer and other executive officers. The Board approves the Chief Executive Officer's corporate objectives and compensation and approves the hiring or promotion of all senior management.

Yes *(d) communications policy*

The Board approves all shareholder communications, including annual and quarterly reports, as well as all filings with securities regulatory authorities, including press releases, annual information forms and information circulars. The Corporation communicates with the investing public through a number of channels, including its website. As part of its corporate governance practices review, the Board will be adopting a corporate disclosure policy that will address accurate and timely communication of all important information, as well as procedures for communicating with analysts and other securities professionals.

The Vice-President of Investor Relations is responsible for responding to shareholders inquiries, received either by e-mail, telephone or mail. Questions are responded to quickly and, in selected cases, are referred over to appropriate senior management.

Yes *(e) integrity of internal control and management information systems*

Management is primarily responsible for maintaining internal controls and management information systems. The Audit Committee examines the effectiveness of these controls and systems and consults with the external auditor at least annually to ensure the integrity of these systems.

Yes *2. Majority of the directors should be "unrelated" (free from conflicting interests).*

The Board is currently comprised of five members, two of whom are executive officers of the Corporation. The other three directors are unrelated directors under the TSX Guidelines. The Corporation does not have a significant shareholder (as defined under the TSX Guidelines).

Yes *3. Disclose for each director whether he or she is related and how that conclusion was reached.*

The Board is responsible for determining whether or not each director is an unrelated director by analyzing all the relationships of the directors with the Corporation and its subsidiaries. The two members of the Board who are related under the TSX Guidelines are Ralph G. Fitch, Chairman, President and Chief Executive Officer of the Corporation

and Lawrence Dick, Executive Vice-President. The other Board members are unrelated directors (as defined by the TSX) and are considered to be independent of management. None of these three directors are party to any material contracts with the Corporation. One of the directors, Tina Woodside, is a partner in the law firm which acts as Canadian counsel to the Corporation, however, the Board does not consider that this relationship interferes with her independence.

No 4. *Appoint a committee responsible for appointment/assessment of directors, which should be comprised exclusively of non-management directors, the majority of whom are unrelated.*

The Corporation does not currently maintain a separate nominating committee. The Board as a whole is responsible for proposing new nominees to the Board and for the ongoing assessment of directors. As part of its review of corporate governance practices, the Board expects to form a nominating committee in 2004 comprised solely of non-management, unrelated directors to assume these roles.

Yes 5. *Implement a process for assessing the effectiveness of the Board, its committees and individual directors.*

The Board evaluates the effectiveness of the Board, its committees and individual directors. The Board monitors the quality of the relationship between management and the Board, the adequacy of information given to directors and communication between the Board and management and recommends improvements where appropriate. The Board surveys the directors to provide feedback regarding the effectiveness of the Board and reviews on an annual basis the Board composition, the committee constitution and agendas, and the contribution of individual directors.

Yes 6. *Provide orientation and education programs for new directors.*

While there is no formal program in place for the orientation and education of new directors, when directors are first elected, such individuals meet with senior management and other directors in order to become familiar with the business and practices of the Corporation and also to become familiar with their responsibilities as directors of the Corporation.

Yes 7. *Consider reducing the size of the Board with a view to improve effectiveness.*

The Board reviews its size and composition from time to time and believes its current size of five directors and its representation is adequate to effectively carry out its responsibilities and to represent and protect the interests of the Corporation's shareholders.

Yes 8. *Review compensation of directors in light of risks and responsibilities.*

The Compensation Committee periodically reviews the adequacy and form of the directors' compensation and makes recommendations to the Board. During 2003, directors were granted options under the Corporation's share option plan but did not

receive any other form of compensation in their capacities as directors. Commencing January 1, 2004, the Corporation is paying non-management directors an annual retainer of $6,000 and the chair of each Board committee an annual retainer of $3,000. In addition, non-management directors receive meeting attendance fees of $1,000 for each meeting attended in person and $500 for each meeting attended by conference call. The Board is of the view that the payment of cash compensation to non-management directors as set forth above is more appropriate given the responsibilities and risks assumed by the directors.

Yes 9. *Committees of the Board should be composed of outside directors, the majority of whom should be unrelated.*

The Corporation maintains an Audit Committee and a Compensation Committee each of which is currently comprised of three members (Messrs. Sinclair and Winn and Ms. Woodside) all of whom are outside and unrelated directors.

Yes 10. *The Board should expressly assume responsibility for developing the Corporation's approach to corporate governance issues.*

The Board is responsible for reviewing the overall governance principles of the Corporation, recommending changes and monitoring their disclosure. The Board is currently engaged in a detailed review of the Corporation's governance practices and in implementing various policies and mandates to formalize the Corporation's practices and adopt emerging best practices in Canada.

Yes 11. *The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and Chief Executive Officer and define limits to management's responsibilities.*

As established by the *Canada Business Corporations Act*, the Board operates under the mandate of the Act with the primary responsibility to supervise the management of the business and the affairs of the Corporation. As part of its review of corporate governance practices, the Board is in the process of adopting a formal mandate for itself and a position description for the Chief Executive Officer. As part of the annual strategic planning process, the Board defines the mandate of the Chief Executive Officer and sets corporate objectives that the Chief Executive Officer is responsible for achieving. The Chief Executive Officer is given broad power to manage the Corporation but such powers are limited to those matters set forth in the Corporation's strategic plan. Any matter outside of, or that could materially affect, the strategic plan requires Board approval.

Yes 12. *Establish procedures to enable the Board to function independent of Management.*

The Chairman of the Board, Ralph Fitch, is also the President and Chief Executive Officer of the Corporation. However, the Board believes it has functioned and can continue to function independent of management as required. All committees of the Board are comprised of directors who are outside and unrelated directors. Further, as part of its review of corporate governance practices, the Board expects to establish a

procedure of meeting at least once annually independent of management, and more often if considered necessary.

Yes *13. Establish an Audit Committee composed only of outside directors with specifically defined mandate.*

The Audit Committee consists of three members, all of whom are outside directors. The Audit Committee is responsible for assisting the Board with meeting its responsibilities regarding financial reporting by the Corporation. Additionally, the Audit Committee ensures that there are direct channels of communications between the Audit Committee and the external auditors of the Corporation, considers the nature and scope of the annual audit, evaluates the performance of the external auditors and recommends the appointment of the independent accountants. The Audit Committee periodically reviews and reports to the Board whether management of the Corporation has designed and implemented effective internal control systems, and reviews and reports to the Board on all financial statements prepared by the Corporation. The terms of the Audit Committee's mandate will be formalized and expanded in the Audit Committee Charter which the Board expects to adopt as part of its review of its corporate governance practices.

Yes *14. Implement a system to enable individual directors to engage outside advisors at the Corporation's expense.*

The directors, at their discretion, may at various times engage the services of an advisor or advisors, at the Corporation's expense, in those situations that are considered appropriate by the Board, or a committee thereof, as appropriate

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In June 2003, the Corporation repaid in full its loan from Quest Investment Corporation, a corporation in which a director is a director and officer of the Corporation, which had been entered into in May 2003 in the principal amount of US$300,000.

During 2003, legal fees totaling $178,197 were charged by a legal firm in which a director is a partner.

Except for matters disclosed herein or in a previous information circular, there have been no material transactions entered into since January 1, 2003, or proposed to be entered into, that have or will materially affect the Corporation or any of the affiliates of the Corporation involving an officer or director of the Corporation or a subsidiary of the Corporation, a proposed management nominee for election as a director of the Corporation, a principal shareholder of the Corporation or any associate or affiliate of any such persons or corporations.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The *Canada Business Corporations Act*, which governs the Corporation, provides that shareholder proposals must be received by February 2, 2005 to be considered for inclusion in the proxy statement and the form of proxy for the 2004 annual meeting of shareholders, which is expected to be held on or about June 6, 2005.

DIRECTORS' APPROVAL

The board of directors of the Corporation has approved the contents and the sending of this Circular.

BY ORDER OF THE BOARD

Vancouver, British Columbia
May 3, 2004

Ralph G. Fitch
President and Chief Executive Officer

File No: 82-34810

GENERAL MINERALS CORPORATION
FORM OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GENERAL MINERALS CORPORATION (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 17, 2004 (THE "MEETING").

The undersigned shareholder of the Corporation hereby appoints Mr. Ralph Fitch, or failing him Ms. Tina Woodside or instead of the foregoing ________________________, as the nominee and proxy of the undersigned to attend, act and vote on behalf of the undersigned at the Meeting and any adjournment thereof in the same manner, to the same extent and with the same powers as the undersigned as if the undersigned were present at the Meeting. The said nominee and proxy is directed to vote as indicated below:

1. [ ] VOTE FOR or [ ] WITHHOLD VOTE with respect to the election of the nominees of management of the Corporation as directors;

2. [ ] VOTE FOR or [ ] WITHHOLD VOTE with respect to the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors;

3. [ ] VOTE FOR or [ ] VOTE AGAINST a resolution to approve, in advance, the issuance by the Corporation of common shares in one or more private placements;

4. [ ] VOTE FOR or [ ] VOTE AGAINST an amendment to the Corporation's share option plan to increase the maximum number of common shares of the Corporation issuable thereunder to 1,000,000; and

5. to vote in his/her discretion with respect to amendments or variations to the above matters and on such other matters as may properly come before the Meeting or any adjournment thereof.

DATED this ______ day of _______________, 2004

________________________________	________________________
Signature of Shareholder (Please sign exactly as your name appears on this form)	Number of Common Shares Held

Notes:

1. Shareholders may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. If not dated, this proxy shall be deemed to bear the date on which it was mailed by the management of the Corporation.

2. **YOU HAVE THE RIGHT TO APPOINT A PERSON OTHER THAN AS DESIGNATED HEREIN TO REPRESENT YOU AT THE MEETING EITHER BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED ABOVE AND INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED PROXY TO CIBC MELLON TRUST COMPANY AS SET OUT BELOW.**

3. The Common Shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **IN THE ABSENCE OF DIRECTION, THIS PROXY WILL BE VOTED FOR EACH OF THE MATTERS REFERRED TO HEREIN AND IN RESPECT OF ANY OTHER MATTER IN ACCORDANCE WITH THE JUDGEMENT OF THE PERSON NAMED AS PROXY HEREIN.**

4. A completed proxy must be delivered to CIBC Mellon Trust Company, 320 Bay Street, 6th Floor, P.O. Box 1, Toronto, Ontario M5H 4A6 no later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

File No: 82-34810

REPORT PURSUANT TO:

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

SECTION 141 OF THE SECURITIES ACT (ALBERTA)

SECTION 110 OF THE SECURITIES ACT (SASKATCHEWAN)

SECTION 92 OF THE SECURITIES ACT (MANITOBA)

SECTION 101 OF THE SECURITIES ACT (ONTARIO)

SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)

SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

1. **NAME OF ISSUER IN RESPECT OF WHICH THIS REPORT IS FILED:**

GENERAL MINERALS CORPORATION. ("GMC")

2. **NAME OF OFFEROR(S):**

QUEST CAPITAL CORP. ("Quest")
Suite 900 – 570 Granville Street
Vancouver, BC V6C 3P1

3. **DATE OF ACQUISITION:**

June 21, 2004

4. **NUMBER OF SECURITIES OF THE OFFEREE ISSUER THAT WERE ACQUIRED IN THE ACQUISITION THAT GAVE RISE TO THE REQUIREMENT TO FILE THIS REPORT:**

Quest has purchased an additional 330,000 common shares pursuant to market transactions or approximately 3.69% of the issued and outstanding common shares of the Issuer.

5. **THE BENEFICIAL OWNERSHIP OF, AND THE CONTROL AND DIRECTION OVER, ANY OF THE SECURITIES OF THE OFFEREE ISSUER, BY THE OFFEROR AND ALL PERSONS ACTING JOINTLY AND IN CONCERT WITH THE OFFEROR, IMMEDIATELY AFTER THE ACQUISITION DESCRIBED IN PARAGRAPH 4:**

In addition to the securities described in paragraph 4, Quest owns 650,000 shares, 100,0000 warrants to acquire 100,000 common shares of the Issuer on or before December 31, 2004 and 650,000 warrants to acquire 650,000 common shares of the Issuer on or before June 25, 2008. Accordingly, Quest holds in aggregate 980,000 common shares and 750,000 warrants to acquire an additional 750,000 common shares of the Issuer. Such securities prior to the exercise of any warrants represent approximately 10.963% of the issued and outstanding common shares of the Issuer and 17.86% assuming Quest exercises its 750,000 warrants.

6. THE NAME OF THE MARKET IN WHICH THE ACQUISITION DESCRIBED IN PARAGRAPH 4 TOOK PLACE:

The issuance of the Shares were conducted through a market transaction.

7. THE PURPOSE OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR IN MAKING THE ACQUISITION DESCRIBED IN PARAGRAPH 4, INCLUDING ANY INTENTION OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR, TO INCREASE THE BENEFICIAL OWNERSHIP OF, OR CONTROL OR DIRECTION OVER, ANY OF THE SECURITIES OF THE OFFEREE ISSUER:

Quest has no immediate intention to either increase or decrease its holdings in GMC however, those holdings may increase if Quest elects to exercise its rights to acquire additional common shares in the capital of GMC through the exercise of the Warrants. Notwithstanding the foregoing, Quest may acquire or dispose of its beneficial ownership, control or direction over common shares in the capital of GMC through market transactions, private agreements, treasury issuances, or otherwise as circumstances or market conditions warrant.

8. WHERE APPLICABLE, A DESCRIPTION OF ANY CHANGE IN A MATERIAL FACT SET OUT IN A PREVIOUS REPORT:

Not applicable.

9. THE NAMES OF ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFERORS IN CONNECTION WITH THE SECURITIES OF THE OFFEREE ISSUER:

Not applicable.

Signed at Vancouver, BC this 22nd day of June 2004.

QUEST CAPITAL CORP.

"Brian E. Bayley"

Per: ____________________________

Brian E. Bayley, Director

VANSOL Library:566408.1

File No: 82-34810

QUEST CAPITAL CORP.
570 Granville Street, Suite 900
Vancouver, BC
V6C 3P1

June 23, 2004 TSE: QC.A and QC.B

Material Change To Early Warning Report

Vancouver, British Columbia, June 23, 3004 - Quest Capital Corp. ("Quest") announces that it has acquired 330,000 common shares of General Minerals Corporation ("General Minerals"), or approximately 3.69% of the issued and outstanding common shares of General Minerals. The acquisition of the 330,000 common shares will result in Quest owning 980,000 common shares of General Minerals and holding warrants to purchase an additional 750,000 common shares in the capital of General Minerals which represents ownership and control of 10.96% of the issued and outstanding shares of General Minerals and 17.86% assuming exercise of the warrants.Quest has acquired the common shares of General Minerals for investment purposes. Quest may acquire or dispose of its beneficial ownership, control or direction over securities through market transactions, private placements, treasury issuances or otherwise as circumstances or market conditions warrant or arise.